

10010522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ENTERTAINMENT ARTS RESEARCH, INC.
(Exact name of Issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

7000 Central Parkway, Suite 1250, Atlanta, GA 30328 (888) 300-7671
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Cane Clark Agency, LLC, 3273 East Warm Springs, Las Vegas, NV 89120 (702) 312-6255.
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

3944	26-3760396
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

COPIES OF COMMUNICATIONS TO:
Cane Clark LLP
Attn: Scott Doney, Esq.
3273 East Warm Springs
Las Vegas, NV 89120
Ph : (702) 312-6255
Fax : (702) 944-7100

PART I — NOTIFICATION

ITEM 1. Significant Parties

Our officers and directors, as well as all persons who own 5% or more of our equity securities, either beneficially or of record are listed below with their addresses:

Title of class	Name and address of beneficial owner	Amount of beneficial ownership	Percent of class
Common A	Joseph Saulter CEO and Director 7249 Misty Harbor Court Stone Mountain, GA 30087	15,401,500	22.91%
Common A	Jonathan Eubanks President and Director 7000 Central Parkway, Suite 1250 Atlanta, GA 30328	15,401,500	22.91%
Common A	David Hostelley CFO and Director 9974 Huntington Park Drive Strongsville, OH 44136-2516	500,000	less than 1%
Common A	Renee Graham Secretary and Director 266 Middleton Place Grayson, GA 30017	100,000	less than 1%
Common A			
Common A	**Total all executive officers and directors**	**34,603,000**	**51.47%**
Common A	**5% Shareholders**		
Common A	Aaron and Allison Berson 5 Daremy Ct. Melville, NY 11747	5,000,000	7.43%
Common A	Bill Blakesley 1320 Trellis Place Alpharetta, GA 30004	5,000,000	7.43%
Common A	Stephen Friedman 2087 Berkley Lane Merrick, NY 11566 Principal Owner and Resident Agent: Robert Tassinari	5,000,000	7.43%
Common A	K&R Investment 33 Main Street Newtown, CT 06470	10,150,000	15.09%
Common A	**Total**	**25,150,000**	**37.41%**
Common B	**5% Shareholders**		
Common B	Joseph Saulter CEO and Director	2,500,000	50.00%

	7249 Misty Harbor Court Stone Mountain, GA 30087		
Common B	Jonathan Eubanks President and Director 7000 Central Parkway, Suite 1250 Atlanta, GA 30328	2,500,000	50.00%
Common B	**Total**	**5,000,000**	**100%**
Preferred A	**5% Shareholders**		
Preferred A	Hilde Kjekstad 24Llewellyn Dr. New Cannan, CT 6840	2,000,000	62.51%
Preferred A	Marty Snowden 271 Main St. Irvine, KY 40336	750,000	23.44%
Preferred A	**Total**	**2,750,000**	**85.96%**
Preferred B	**5% Shareholders**		
Preferrred B	Shim Anude LLC 23852 PCH #793 Malibu, CA 90265	5,000,787	21.36%
Preferred B	Donald Crichton address not provided not provided, CA 91302	2,400,000	10.25%
Preferred B	Salls Family Trust 09/15/1992. 3380 N. Pioneer Way. Las Vegas, NV 89129	5,000,787	21.36%
Preferred B	K&R Investment 33 Main Street Newtown, CT 06470	3,199,786	13.67%
Preferred B	**Total**	**15,601,360**	**66.66%**

We have no other affiliates, no promoters, and no underwriters in connection with the proposed offering. Our counsel with respect to the proposed offering is Cane Clark LLP, 3273 East Warm Springs, Las Vegas, NV 89120.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1, above, are subject to any of the disqualification provisions of Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

We currently intend to offer the shares in this offering in California, Arizona, Nevada, Utah, Texas, New York, New Jersey, Connecticut, Pennsylvannia and Florida. No underwriters, dealers, or sales persons have been employed in connection with the proposed offering. We will sell the shares in this offering through our officers and directors. The officers and directors engaged in the sale of the securities will receive no commission from the sale of the shares nor will they register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a) 4-1.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Except as set forth below, the issuer has not issued any unregistered securities within the year prior to the filing of this Form 1-A:

We had a balance of 40,065,960 shares of Common Stock Series A as of December 31, 2007. We had no other class or series of common or preferred stock issued and outstanding as of December 31, 2007.

On November 24, 2008, we offered and issued 67,137,000 shares of our Common Stock Series A to shareholders of Entertainment Arts Research, Inc., a Georgia corporation, under an Agreement and Plan of Merger. Simultaneous with this agreement, board members and shareholders returned 34,300,000 common shares to our company, thereby having a net issuance of 32,837,000 common shares.

On July 31, 2009 we offered and issued 14,401,500 shares of our Common Stock Series A and 2,500,000 shares of our Common Stock Series B to the sole shareholder of Straight Gate Games, Inc., Mr. Jonathan Eubanks, under an Agreement and Plan of Merger. In connection with that agreement, Mr. Saulter cancelled 17,401,500 shares of his Common Stock Series A, and exchanged 2,500,000 shares of his Common Stock Series A for 2,500,000 shares of Common Stock Series B.

On January 2010, we offered and issued 23,416,600 shares of our Series B Preferred Stock to the shareholder of Explainmysurgery.com, under a Share Exchange Agreement. Also in January 2010, we entered into a Waiver and Release Agreement with Explainmysurgery.com to cancel 2,000,000 shares of our Common Stock Series A held by Explainmysurgery.com and issue 300,000 shares of our Common Stock Series A to shareholders of Explainmysurgery.com on a pro rata basis.

In April 2010, we closed an offering and sold 3,064,000 shares of our Series A Preferred Stock for total proceeds of $3,064,000.

On March 10, 2010, we issued 20,000 shares of our Common Stock Series A.

The above securities were issued pursuant to Section 4(2) of the Securities Act, as amended, and Rule 506 of Regulation D promulgated there under. The shareholders represented their intention to acquire the securities for investment only and not with a view towards distribution. The shareholders were given adequate information about us to make an informed investment decision.

We did not engage in any general solicitation or advertising. We directed our transfer agent to issue the stock certificates with the appropriate restrictive legend affixed to the restricted stock.

Our Common Stock Series A is quoted on the Pink Sheets under the symbol "EARI." We do not have a trading market for any other series or class of our common or preferred stock.

ITEM 6. Other Present or Proposed Offerings

Aside the following, neither the issuer nor its affiliates are currently offering or contemplating the offering of any securities other than those covered by this Form 1-A.

We intend to commence an offering of our Common Stock Series A in the near future.

ITEM 7. Marketing Arrangements

There are no arrangements known to the issuer or to any person named in response to Item 1, above, for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no underwriters that intend to confirm sales to any accounts over which they exercise discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had any material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The issuer did not use a publication authorized by Rule 254 prior to the filing of this notification.

PART II – OFFERING CIRCULAR
(Form S-1 Format)

ENTERTAINMENT ARTS RESEARCH, INC.

PUBLIC OFFERING
199,750 SHARES OF SERIES B PREFERRED STOCK

The selling shareholders named in this offering circular are offering up to 199,750 shares of Series B Preferred Stock offered through this offering circular. We will not receive any proceeds from this offering and have not made any arrangements for the sale of these securities. The offering will commence promptly after the date that this offering circular is qualified.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Offering Price	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per Share	$4.00	None	$4.00
Total	$799,000	None	$799,000

Our common stock is quoted on the Pink OTC Markets, Inc. ("Pink Sheets") under the symbol "EARI.PK." The last reported sale price of our common stock on the Pink Sheets on April 26, 2010, was $6.36 per share.

Our Series B Preferred Stock is presently not traded on any market or securities exchange. The sales price to the public is fixed at $4.00 per share until such time as the shares of our Series B Preferred Stock are traded on the Pink Sheets. Although we intend to apply for quotation of our Series B Preferred Stock on the Pink Sheets through a market maker, public trading of our Series B Preferred Stock may never materialize. If our Series B Preferred Stock becomes traded on the Pink Sheets, then the sale price to the public will vary according to prevailing market prices or privately negotiated prices by the selling shareholders.

The purchase of the securities offered through this offering circular involves a high degree of risk. See section entitled "Risk Factors" starting on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this offering circular. Any representation to the contrary is a criminal offense.

The information in this offering circular is not complete and may be changed. We may not sell these securities until the offering statement filed with the Securities and Exchange Commission is qualified. The offering circular is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Date of This Offering circular is: April 26, 2010

Table of Contents

Summary

Entertainment Arts Research, Inc.

The Company

We were incorporated as Property Investors Ventures Inc on March 19, 1999, in the state of Nevada for the purpose of real estate investment. On December 3, 2008, we merged with and into Entertainment Arts Research Inc. of Nevada (EARI NV), changing our business to the development, promotion, and sale of video games, primarily in the category of virtual worlds. On January 9, 2009, we changed our name to Entertainment Arts Research Inc. (EARI). EARI NV is deemed to be the accounting acquirer in the Merger. Consequently, the assets and liabilities and the historical operations of EARI NV prior to the Merger are reflected in the financial statements and are recorded at the historical cost basis of EARI NV. As a result of the Merger, we intend to carry on the business of EARI NV as our primary line of business.

We are in the business of developing, promoting, and selling video games primarily described as virtual worlds. Our video games are focused on education and socialization, falling in the category known as Edutainment. Edutainment describes an experience, which is both educational and entertaining. We have several projects currently in various stages of planning and development. Universe of Faith is a virtual world in which players can interact with others who have a common interest in Christianity for the purpose of socialization, networking, sharing sermons, debating, and more. We also have three online games in development that will allow individuals interested in the newspaper, motion picture, and fashion industries to contribute content and win contests that could result in real world career opportunities. We have recently purchased ExplainMySurgery.com, a site that gives medical information and advice to patients considering surgery. Finally, we intend to develop a virtual world based upon the Shaolin Temple, for which we have recently acquired the rights.

Our plan is to develop and build these web-based games and build the membership base of each game through word-of-mouth, grass roots marketing, traditional marketing, and public relations efforts. We feel that the unique nature of each game will aid our promotional efforts. As memberships grow, we expect to have opportunities to generate revenue through advertising, corporate sponsorships, corporate memberships, and access fees for advanced features.

Our principal executive offices are located at 7000 Central Parkway, Suite 1250, Atlanta, GA 30328. Our telephone number is 888-300-7671.

Our fiscal year end is December 31.

The Offering

Securities Being Offered	Up to 199,750 shares of Series B Preferred Stock
Offering Price	The offering price of the Series B Preferred Stock is $4.00 per share. There is no public market for our Series B

Preferred Stock. We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed. The absence of a public market for our Series B Preferred Stock will make it difficult to sell your shares in our stock.

We intend to apply to the Pink Sheets, through a market maker that is a licensed broker dealer, to allow the trading of our Series B Preferred Stock. If our Series B Preferred Stock becomes so traded and a market for the stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price would thus be determined by market factors and the independent decisions of the selling shareholders.

Securities Issued and Outstanding

23,416,600 shares of our Series B Preferred Stock are issued and outstanding as of the date of this offering circular.

Use of Proceeds

We will not receive any proceeds from the sale of the Series B Preferred Stock by the selling shareholders.

Summary Financial Information

Balance Sheet Data	December 31, 2009 (unaudited)	December 31, 2008 (unaudited)
Cash	$443,745	$252,788
Total Assets	$763,092	$252,788
Liabilities	$37,984	$31,805
Total Stockholder's Equity (Deficit)	$725,108	$220,983
Statement of Operations		
	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
Revenue	$0	$3,875
Net Profit (Loss)	($1,742,375)	($263,836)

Risk Factors

You should consider each of the following risk factors and any other information set forth herein, including our financial statements and related notes, in evaluating our business and prospects. The risks and uncertainties described below are not the only ones that impact on our operations and business. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business or operations. If any of the following risks actually occur, our business and financial results or prospects could be harmed. In that case, the value of the Series A Preferred Stock could decline.

Risks Related To Our Financial Condition and Business Model

Because we have only recently commenced business operations, we face a high risk of business failure.

We have only recently commenced business operations, and have not earned any revenues to date. We have an accumulated deficit of $1,773,950 from November 1, 2008 through December 31, 2009. We possess no operating history and no prior experience in managing online social networking games. Although this is in accordance with management's forecast and expectations there is no assuredness as to the continuance in accordance with the expectations due to the unique nature of the business. It is not possible at this time to predict success with assurance due to problems associated with the commencement of new operations. An investor should consider the risks, expenses and uncertainties that an early stage company like ours faces.

Potential investors should be aware that there is a risk of failure associated with new business ventures as a result of problems encountered in connection with their commencement of new operations. These include, but are not limited to, unanticipated problems relating to the entry of new competition and unknown or unexpected additional costs and expenses that may exceed current estimates..There is no operating history upon which to base any projections as to the likelihood that we will prove successful in our current business plan, and thus there can be no assurance that we will be successful.

If we are unable to generate significant revenues from our operations, our business will fail.

If we are unable to generate significant revenues from our existing business or from any new business opportunities we may pursue, we will not be able to achieve profitability or continue operations.

If we are unable to successfully manage growth, our operations could be materially adversely affected, and our business may fail.

Our progress is expected to require the full utilization of our management, finances, and other resources. Our ability to manage growth effectively will depend on our ability to improve and expand operations, including our financial, technical, and management information systems, and to recruit, train and manage executive staff and employees. There can be no absolute assurance that management will be able to manage growth effectively with changing business conditions.

Difficulties in managing growth could have a material adverse effect on our business, financial condition and operating results.

Because our business model includes forming business alliances with third party businesses, and there is no guarantee that we will be able to find such like-minded "Strategic Partners," we may be unable to pursue our intended course of business, and our business may fail.

Our business model relies on us functioning in tandem with other businesses, such as movie studios, fashion magazines, churches, game developers, and others (our "Strategic Partners") that will add value and content to the games we develop. There is no guarantee that we will be able to identify a sufficient number of such Strategic Partners or that any potential Strategic Partner would be amenable to participating with us in pursuing our existing business model. The failure to secure Strategic Partners will negatively affect our business.

If we are unable to hire and retain key personnel, we may not be able to implement our business plan, and our business may fail.

Due to the unique nature of our business, having certain key personnel is essential to the development of our games and sites, the marketing of products, and thus to the entire business itself. Consequently, the loss of any of those individuals may have a substantial effect on our future success or failure. We may have to recruit qualified personnel with competitive compensation packages, equity participation, and other benefits that may affect the working capital available for our operations. Our failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on our operating results and financial condition.

If we are unable to succeed in marketing, making sales and maintaining a large enough customer base to support our business operations, we will be unable to achieve profitable operations, and our business may fail.

If we are unable to succeed in marketing and attracting advertisers and sponsors, we will be unable to achieve profitable operations. Any time new products are introduced into a market, there is a substantial risk that revenues will not meet expectations or even cover the cost of operations. General market conditions are unpredictable, and revenues might be slow or even non-existent, and/or the products might not fit the needs of our target market sufficiently to induce membership or corporate advertising and sponsorship. Numerous factors beyond our control may affect the marketability of the products offered. These factors include, but are not limited to, consumer demand and emerging competition. The exact effect of these factors cannot be accurately predicted, but it is possible they may result in our not receiving an adequate return on our invested capital.

If new competitors enter the market and emulate our business model, our sales and profitability may be negatively materially impacted.

The Internet and gaming are highly competitive arenas with competition continually increasing. There is no assurance that there will not be future competition from other companies that could potentially enter the market and try to emulate our business model. This could result in a decrease in revenue, reduced operating margins and a loss of market share for us at a later date. To remain competitive in both revenue and access to resources and capital, we may be required to make substantial investments in our advertising, distribution network, and sales and marketing activities. In addition, in the event that competitors enter the marketplace, we might face pressure from competitors on the sales prices of our products and advertising space, as well as from potential customers. As a result of any of these factors, there could be a material adverse effect on our revenues and profitability.

If we are unable to continually upgrade and expand our systems, our business will fail.

If we are unable to continually upgrade and expand our systems in order to keep up with the technological change within our industry, we will not be able to compete within our industry and our business will fail. The Internet and gaming markets are characterized by rapidly changing technologies, evolving industry standards, changing customer needs, and frequent new product and service introductions. Our future success will depend, in part, on our ability to change and evolve, to use technologies effectively, to further expand our product lines, and to potentially develop new services to meet changing customer needs on a timely and cost-effective basis. There can be no assurance that we will be successful in this change and evolution on a timely basis. Although we intend to support emerging standards in the Internet marketplace, there can be no assurance that industry standards will be established or, if they become established, that we will be able to conform to these new standards in a timely fashion and maintain a competitive position in the market.

If we fail to respond to changes in consumer preferences in a timely manner, our revenues may be adversely affected, and our business may fail.

Our financial performance depends on our ability to identify and respond to product trends, as well as to anticipate, gauge and react to changing consumer preferences in a timely manner. We want to remain appealing to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Online social networks and online games fluctuate according to changes in technology, consumer preferences, and perceived value. These fluctuations affect membership, which directly impact advertising revenue, product sales, corporate sponsorships, contests, and other revenue-producing activities. If we misjudge the market for our online social networking games and other products, we may find ourselves providing unwanted products and unable to generate sufficient revenue to cover the costs of our operations

Because our business exposes us to personal injury claims, such claims could result in adverse publicity and harm to our brand and our results of operations.

We may be, from time to time, subject to claims due to the injury of an individual by another individual whom they met on one of our sites. While membership in our social networking sites require members to indemnify us against any liability claims, there is a risk that if someone is harmed by another person they meet through our sites that we could be named in a personal injury suit. Any personal injury claim made against us, whether or not it has merit, could be time consuming, result in costly litigation expenses and damages, result in adverse publicity or damage to our reputation and have an adverse effect on our results of operations.

If we are not granted full protection for property rights over our intellectual property, we may have difficulty safeguarding our name or the public's identification of our brand resulting in a potential loss of any competitive advantage.

Our success will depend, in part, on our ability to obtain and enforce intellectual property rights over our names, trademarks, copyrights, and patents in both the United States and other countries. To date, we have applied for a number of intellectual property registrations in the form of Trademark applications, and we have registered our associated domain names. There can be no assurance that the steps we intend to take to protect our rights will be adequate, that we will be able to secure protections or registrations for our rights or marks in the United States or in foreign countries or that third parties will not infringe upon our territorial rights or misappropriate our copyrights, trademarks, service marks, domain name and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain foreign countries. It is possible that our competitors or others will adopt product or service names similar to ours, thereby impeding our ability to build brand identity which could possibly lead to customer confusion. Our inability to protect our marks and other intellectual property adequately could have a material adverse effect on the acceptance of our brand and on our business, financial condition and operating results. In the future, litigation may be necessary to enforce and protect our territorial distribution rights, our trade secrets, copyrights and other intellectual property rights. Litigation would divert management resources and be expensive and may not effectively protect our intellectual property. We may be subject to litigation for claims of infringement of the rights of others or to determine the scope and validity of the territorial and/or intellectual property rights of others. If other parties file applications for intellectual property used or registered by us, we may have to oppose those applications and participate in administrative proceedings to determine priority of rights to the intellectual property, which could result in substantial costs to us due to the diversion of management's attention and the expense of such litigation, even if the eventual outcome is favorable to us. Adverse determinations in such litigation could result in the loss of certain of our proprietary rights, subject us to significant liabilities, and require us to seek licenses from third parties or prevent us from selling our products and services. Any of these results could have a material adverse effect on the acceptance of our brand and on our business, financial condition and operating results.

Because we are dependent on third parties, should those services be interrupted or become more costly, we may experience a material adverse effect on the acceptance of our brand and on our business, financial condition, and operating results.

Because we are dependent on third parties, we face potential losses if the services provided by any of these products are interrupted or become more costly. Our operations and services are dependent on the protections of our equipment from fire, earthquakes, power loss, telecommunications failures and similar events. A significant portion of our equipment, including all critical "server" equipment dedicated to our Internet Web Portal sites, will be located at a single facility operated by an independent third-party. Despite precautions taken by us and our third-party "server park" operator, the occurrence of a natural disaster or other unanticipated problems at our corporate offices or those of the server park operator, could cause interruptions in our services. We will be relying upon our server park operator to provide redundant or backup equipment and telecommunications facilities. Any accident, incident or system failure that causes interruptions in our operations could have a material adverse affect on our ability to provide Internet services to our customers. Extensive or multiple interruptions in providing customers with site access are a known primary reason for customer decisions to abandon the use of Internet sites/services. Accordingly, any disruption of our services due to system failures could have a material adverse affect on our business, financial condition and results of operations. Additionally, any failure on the part of our Strategic Partners, upon whom we may rely to drive traffic to our Site, will reflect poorly upon our brand and result in reduced traffic to our Site and, therefore, reduced revenue.

Because we rely heavily upon third-party telecommunications providers, any disruption in that telecommunication will have adverse effects on our business operations.

If telecommunications providers lose service to their customers, our customers will not be able to access our sites and associated services. We will be relying on our web hosting company, for our customers to access our web site. In the Internet marketplace it is not unusual for telecommunications providers to lose service in a market area, although these problems are usually cured within 24 hours. Any accident, incident, system failure or discontinuance of operations involving a third-party telecommunications provider that causes our members or visitors to be unable to access our sites could have a material adverse affect on our ability to provide services to our customers and, in turn, on our business, financial condition, and results of operations.

If there are events or circumstances affecting the reliability and security of the Internet, access to our product and/or the ability to safeguard confidential information could be impaired causing a negative effect on the financial results of our business operations.

Despite the implementation of security measures, our web site infrastructure may be vulnerable to computer viruses, hacking or similar disruptive problems caused by members, other Internet users, other connected Internet sites, and the interconnecting telecommunications networks. Such problems caused by third-parties could lead to interruptions, delays or cessation of service to our customers. Inappropriate use of the Internet by third-parties could also potentially jeopardize the security of confidential information stored in our computer system, which may deter individuals from becoming members. Such inappropriate use of the Internet includes attempting to gain unauthorized access to information or systems, which is commonly known as "cracking" or "hacking." Although we intend to implement security measures, such measures have been circumvented in the past, and there can be no assurance that any measures we implement would not be circumvented in future. Dealing with problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation of service to our customers, which could have a material adverse affect on our business, financial condition and results of operations.

If we cannot develop or expand our site infrastructure reasonably, effectively, or in a timely manner, we may suffer a loss in business.

The future success of our business will depend to a large extent on the capacity, reliability and security of the infrastructure of our sites. As consumer visitation increases, we will be required to expand and adapt our site infrastructure. Such expansion and adaptation will require substantial financial, operational and management resources. We believe that we will have the necessary funds for capital expenditures on site software and hardware infrastructures during the next twelve months. In the event that we grow very rapidly, there can be no assurance that we will be able to keep up or expand or adapt our site infrastructures to meet evolving consumer demand on a timely basis and at a commercially reasonable cost, or at all. If we are unable to expand and adapt our site infrastructures to accommodate visitors to our sites, customers could stop using our services, resulting in a loss of business.

Because the industry is dependent upon general economic conditions and uncertainties, future developments could result in a material adverse effect on our business.

US trade & industry is subject to economic changes and periodical fluctuations. Prolonged declines in the economy and/or a recession could have a material adverse effect on our business. The national economy is affected by numerous factors and conditions, all of which are beyond our control, including (a) Interest rates; (b) Inflation; (c) Employment levels; (d) Changes in disposable income; (e) Financing availability; (f) Federal and state income tax policies; and (g) Consumer confidence.

Risks Associated with Management and Control Persons

Forward looking assessments have been prepared by the current Management of the company based on numerous assumptions, which may eventually prove to be incorrect.

Our ability to accomplish our objectives and whether or not we will be financially successful is dependent upon numerous factors, each of which could have a material effect on the results obtained. Some of these factors are within the discretion and control of management and others are beyond management's control. The assumptions and hypothesis used in preparing any forward-looking assessments of profitability contained herein are considered reasonable by management. There can be no assurance, however, that any projections or assessments contained herein or otherwise made by management will be realized or achieved at any level. Prospective investors should have this Memorandum reviewed by their personal investment advisors, legal counsel and/or accountants to properly evaluate the risks and contingencies of this offering.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Except for the historical information, this offering contains various forward-looking statements which represent our expectations or beliefs concerning future events, including the future levels of cash flow from operations. Management believes that all statements that express expectations and projections with respect to future matters; our ability to negotiate contracts having favorable terms; and the availability of capital resources; are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. We caution that these forward-looking statements involve a number of risks and uncertainties and are subject to many variables which could impact our financial performance. These statements are made on the basis of management's views and assumptions, as of the time the statements are made, regarding future events and business performance. There can be no assurance, however, that management's expectations will necessarily come to pass.

A wide range of factors could materially affect future developments and performance, including:

- the impact of general economic and political conditions in the U.S. and in other countries in which we currently and may do business, including those resulting from recessions, political events and acts or threats of terrorism or military conflicts;
- the impact of the geopolitical environment;
- our ability to integrate the operations of recently acquired companies;
- shifts in population and other demographics;
- industry conditions, including competition;
- fluctuations in operating costs;
- technological changes and innovations;
- changes in labor conditions;
- fluctuations in exchange rates and currency values;
- capital expenditure requirements;
- the outcome of pending and future litigation settlements;
- legislative or regulatory requirements;
- interest rates;
- the effect of leverage on our financial position and earnings;
- taxes;
- access to capital markets; and
- certain other factors set forth in our filings with the Securities and Exchange Commission.

Because our Certificate of Incorporation and Bylaws and Nevada law limit the liability of our officers, directors, and others, shareholders may have no recourse for acts performed in good faith.

Under our Certificate of Incorporation, Bylaws, and Nevada law, each of our officers, directors, employees, attorneys, accountants and agents are not liable to us or the shareholders for any acts they perform in good faith, or for any non-action or failure to act, except for acts of fraud, willful misconduct or gross negligence. Our articles and bylaws provide that we will indemnify each of our officers, directors, employees, attorneys, accountants and agents from any claim, loss, cost, damage liability and expense by reason of any act undertaken or omitted to be undertaken by them, unless the act performed or omitted to be performed constitutes fraud, willful misconduct or gross negligence.

Because our current stockholders will continue to own a majority of our common shares following this offering, you may never have any ability to control or direct our business.

Our Series B Preferred Stock does not have voting privileges in our company, and is not convertible into voting stock. Our officers and directors own the voting control of our issued and outstanding common stock. As a group, they will continue to own a substantial percentage of our common stock following this Offering. Upon completion of this Offering, our officers and directors will have significant influence over the election of our Board of Directors and therefore control of our business. You will have no control over what happens in our business. You will only be entitled to the rights and designations afforded by the Certificate of Designation, which provides the following:

- The Series B Preferred Stock ranks junior to all indebtedness and Series A Preferred Stock of the company;
- The Series B Preferred Stock will be liquidated pro rata along with holders of common stock subject to the rights of Series A Preferred Stock; and
- The Series B Preferred Stock will be entitled to 40% of the sale of Explainmysurgery.com, the company's wholly owned subsidiary in the event of a sale or merger.

Because we have arbitrarily determined share price, it may not bear any relationship to our assets, earnings, book value, or any other objective criteria of value.

We arbitrarily determined the share price of the shares and the maximum offering amount of the shares. Among the factors considered were: (1) the current immediate needs of our company, (2) our uncertain needs, (3) the background of our officers and directors, and (4) the current condition of the financial markets. There is, however, no relationship whatsoever between the offering price of the shares and our assets, earnings, book value or any other objective criteria of value.

Risks Related To This Offering

If a market for our Series B Preferred Stock does not develop, shareholders may be unable to sell their shares.

A market for our Series B Preferred Stock may never develop. We intend to contact an authorized market-maker for sponsorship of our securities on the Pink Sheets upon the qualification of this offering statement. However, our shares of Series B Preferred Stock may never be traded on the Pink Sheets, or, if traded, a public market may not materialize. If our Series B Preferred Stock is not traded on the Pink Sheets or if a public market for our common stock does not develop, investors may not be able to re-sell the shares of our common stock that they have purchased and may lose all of their investment.

If the selling shareholders sell a large number of shares all at once or in blocks, the market price of our shares would most likely decline.

The selling shareholders are offering 199,750 shares of our Series B Preferred Stock through this offering circular. Shares sold at a price below the current market price at which the Series B Preferred Stock is trading will cause that market price to decline. Moreover, the offer or sale of a large number of shares at any price may cause the market price to fall.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase our Series B Preferred Stock.

We have never declared or paid any cash dividends on our Series B Preferred Stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their own common stock after price appreciation, which may never occur, as the only way to realize their investment. Investors seeking cash dividends should not purchase our Series B Preferred Stock.

Because we will be subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on Nasdaq). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

Because of market pressures on our common stock, the market price of our shares may decline.

The market price of our common stock could fluctuate significantly as a result of:

- quarterly variations in our operating results;
- interest rate changes;
- changes in the market's expectations about our operating results;
- our operating results failing to meet the expectation of securities analysts or investors in a particular period;
- changes in financial estimates and recommendations by securities analysts concerning our company or in general;

- operating and stock price performance of other companies that investors deem comparable to us;
- news reports relating to trends in our markets;
- changes in laws and regulations affecting our business;
- material announcements by us or our competitors;
- sales of substantial amounts of common stock by our directors, executive officers or significant stockholders, or the perception that such sales could occur; and
- general economic and political conditions, such as recessions and acts of war or terrorism.

Fluctuations in the price of our Series B Preferred Stock could contribute to the loss of all or part of an investor's investment in the company.

If a large number of shares of our Series B Preferred Stock are sold in the public market, the sales could reduce the trading price of our Series B Preferred Stock and impede our ability to raise future capital.

FOR ALL OF THE AFORESAID REASONS AND OTHERS SET-FORTH AND NOT SET-FORTH HEREIN, THE SHARES OFFERED INVOLVE A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING THE PURCHASE OF THESE SHARES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET-FORTH IN THIS MEMORANDUM AND SHOULD CONSULT WITH HIS/HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE COMPANY. THE SHARES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Forward-Looking Statements

This offering circular contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. The actual results could differ materially from our forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this offering circular.

Use of Proceeds

We will not receive any proceeds from the sale of the Series B Preferred Stock offered through this offering circular by the selling shareholders.

Determination of Offering Price

The $4.00 per share offering price of our Series B Preferred Stock was arbitrarily chosen by management. There is no relationship between this price and our assets, earnings, book value or any other objective criteria of value.

Our common stock is currently quoted on the Pink Quote System (the "Pink Sheets"), which is operated by the Pink OTC Markets, Inc. The Pink Sheets is a centralized quotation service that collects and publishes market maker quotes for OTC securities in real time. Pink OTC Markets is neither an SEC Registered Stock Exchange nor a Broker-Dealer. Our shares of common stock are quoted on the Pink Sheets under the symbol "EARI." The offering price of the Series B Preferred Stock bears no relationship to the market price of our common stock.

We intend to apply to Pink Sheets through a market maker for the quotation of our Series B Preferred Stock upon qualification of this offering circular. If our Series B Preferred Stock becomes so traded and a market for the stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price would thus be determined by market factors and the independent decisions of the selling shareholders.

Dilution

The Series B Preferred Stock to be sold by the selling shareholders is stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

Selling Shareholders

The selling shareholders named in this offering circular are offering up to 199,750 shares of Series B Preferred Stock offered through this offering circular. These shares were acquired from us under a share exchange agreement in an offering that was exempt from Registration under Section 4(2) of the Securities Act of 1933, as amended.

The following table provides information regarding the beneficial ownership of our common stock held by each of the selling shareholders as of April 26, 2010, including:

1. the number of shares owned by each prior to this offering;
2. the total number of shares that are to be offered by each;
3. the total number of shares that will be owned by each upon completion of the offering;
4. the percentage owned by each upon completion of the offering; and
5. the identity of the beneficial holder of any entity that owns the shares.

The named parties beneficially own and have sole voting and investment power over all shares or rights to the shares, unless otherwise shown in the table. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this offering circular or purchases additional shares of common stock, and assumes that all shares offered are sold. The percentages are based on 23,416,600 shares of Series B Preferred Stock outstanding on April 26, 2010.

Name of Selling Shareholder	Shares Owned Prior to This Offering	Total Number of Shares to be Offered for Selling Shareholder Account	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering

Rahil Khan	5000	5000	0	0
Karlton Spind	13500	13500	0	0
Diego Schiffino	500	500	0	0
Nick Thipavong	1000	1000	0	0
Denise Nguyen	750	750	0	0
Jeff Palmer	1000	1000	0	0
Jeff Maynard	500	500	0	0
David Stein	2500	2500	0	0
Sam Solakyan	20000	20000	0	0
Sam Dardulian	10000	10000	0	0
Western Legal Support	2000	2000	0	0
Floyd Murphy	2000	2000	0	0
Elizabeth Dlhosh	500	500	0	0
Mike Davis	80000	80000	0	0
Paul Randall	3000	3000	0	0
Breen Arndzt	2000	2000	0	0
Roger Williams	20000	20000	0	0
Herb Needham	1000	1000	0	0
Jeannet and Ryan Sadleir	5000	5000	0	0
Marilyn Sadleir	1000	1000	0	0
Sadleir Family Trust	1000	1000	0	0
Clay Miller	1000	1000	0	0
Monte and Annette Brown	5000	5000	0	0
Double Vision LLC	5000	5000	0	0
Art Gerrick	1500	1500	0	0
Kathy Wilson	5000	5000	0	0
Mike and Marsha Hayes	5000	5000	0	0
Milton Wong	2500	2500	0	0
Reid Litchfield	2500	2500	0	0

None of the selling shareholders; (1) has had a material relationship with us other than as a shareholder at any time within the past three years; (2) has been one of our officers or directors; or (3) are broker-dealers or affiliate of broker-dealers.

Plan of Distribution

The selling shareholders may sell some or all of their Series B Preferred Stock in one or more transactions, including block transactions:

1. on such public markets or exchanges as the Series B Preferred Stock may from time to time be trading;
2. in privately negotiated transactions;
3. through the writing of options on the Series B Preferred Stock;
4. in short sales, or;
5. in any combination of these methods of distribution.

We intend to contact an authorized market-maker for sponsorship of our securities on the Pink Sheets. Currently, we or anyone acting on our behalf has requested or encouraged any broker-dealer to act as a market-maker for our securities. The sales price to the public is fixed at $4.00 per share until such time as the shares of our Series B Preferred Stock become quoted on the Pink Sheets or another exchange. Although we intend to apply for quotation of our Series B Preferred Stock on the Pink Sheets, public trading of our Series B Preferred Stock may never materialize. If our Series B Preferred Stock becomes traded on the Pink Sheets, or another exchange, then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale. In these circumstances, the sales price to the public may be:

1. the market price of our Series B Preferred Stock prevailing at the time of sale;
2. a price related to such prevailing market price of our Series B Preferred Stock, or;
3. such other price as the selling shareholders determine from time to time.

The selling shareholders may also sell their shares directly to market makers acting as agents in unsolicited brokerage transactions. Any broker or dealer participating in such transactions as an agent may receive a commission from the selling shareholders or from such purchaser if they act as agent for the purchaser. If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above.

We are bearing all costs relating to the registration of the Series B Preferred Stock. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the Series B Preferred Stock.

The selling shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act in the offer and sale of the Series B Preferred Stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the Series B Preferred Stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. not engage in any stabilization activities in connection with our Series B Preferred Stock;
2. furnish each broker or dealer through which Series B Preferred Stock may be offered, such copies of this offering circular, as amended from time to time, as may be required by such broker or dealer; and;
3. not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

Description of Securities

Our authorized capital stock consists of 100,000,000 shares of common stock, with a par value of $0.00001 per share, and 50,000,000 shares of preferred stock, par value $0.00001 per share. As of April 26, 2010, there were 66,222,960 shares of our Common Stock Series A issued and outstanding, and 5,000,000 shares of our Common Stock Series B issued and outstanding.

As of April 26, 2010, there were _3,064,000 shares of our Series A Preferred Stock issued and outstanding, and 23,416,600 shares of our Series B Preferred Stock issued and outstanding.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing fifty percent (50%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash). Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors may become authorized to authorize preferred shares of stock and to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including, but not limited to, the following:

1. The number of shares constituting that series and the distinctive designation of that series, which may be by distinguishing number, letter or title;

2. The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

3. Whether that series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

4. Whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

5. Whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

6. Whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

7. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

8. Any other relative rights, preferences and limitations of that series

Provisions in Our Articles of Incorporation and By-Laws That Would Delay, Defer or Prevent a Change in Control

Our articles of incorporation authorize our board of directors to issue a class of preferred stock commonly known as a "blank check" preferred stock. Specifically, the preferred stock may be issued from time to time by the board of directors as shares of one (1) or more classes or series. Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to adopt resolutions; to issue the shares; to fix the number of shares;

to change the number of shares constituting any series; and to provide for or change the following: the voting powers; designations; preferences; and relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following: dividend rights, including whether dividends are cumulative; dividend rates; terms of redemption, including sinking fund provisions; redemption prices; conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock.

In each such case, we will not need any further action or vote by our shareholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of director's authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

Interests of Named Experts and Counsel

No expert or counsel named in this offering circular as having prepared or certified any part of this offering circular or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Cane Clark LLP, our independent legal counsel, has provided an opinion on the validity of our common stock.

Description of Business

Principal Place of Business

Our principal offices are located at 7000 Central Parkway, Suite 1250 in Atlanta, GA.

Company Overview

We were incorporated as Property Investors Ventures Inc on March 19, 1999, in the state of Nevada for the purpose of real estate investment. On December 3, 2008, we merged with and into Entertainment Arts Research Inc. of Nevada, changing our business to the development, promotion, and sale of video games, primarily in the virtual worlds category. On January 9, 2009, we changed our name to Entertainment Arts Research Inc. Our primary executive offices are located at 7000 Central Parkway, Suite 1250, Atlanta, GA 30328. Our telephone number is 888-300-7671.

Business of Company

We are in the business of developing, promoting, and selling video games primarily described as virtual worlds. Our video games are focused on education and socialization, falling in the category known as Edutainment. Edutainment describes an experience, which is both educational and entertaining. We have several projects currently in various stages of planning and development. Universe of Faith is a virtual world in which players can interact with others who have a common interest in Christianity for the purpose of socialization, networking, sharing sermons, debating, and more. We also have three online games in development that will allow individuals interested in the newspaper, motion picture, and fashion industries to contribute content and win contests that could result in real world career opportunities. We have recently purchased ExplainMySurgery.com, a site that gives medical information and advice to patients considering surgery. Finally, we intend to develop a virtual world based upon the Shaolin Temple, for which we have recently acquired the rights.

Our plan is to develop and build these web-based games and build the membership base of each game through word-of-mouth, grass roots marketing, traditional marketing, and public relations efforts. We feel that the unique nature of each game will aid our promotional efforts. As memberships grow, we expect to have opportunities to generate revenue through advertising, corporate sponsorships, corporate memberships, and access fees for advanced features.

We plan to seek alliances within the religious community, the movie industry, the fashion industry, and the newspaper and magazine industries in order to promote our sites, provide incentive to our members, and increase the credibility of our games as legitimate gateways to real-world benefits

Online Virtual Worlds

According to internet research firm Internet World Stats, 1.7 billion people were using the Internet worldwide as of September, 2009 – 253 million of which were in North America. Virtual Worlds, often referred to as Massive Multiplayer Online Games (MMOG), represent the fastest growing online segment in the US and Europe. They are already the largest online gaming segment in Asia. Members of these online communities are spending 10-20 hours per week in these online worlds. Today, 42% of the U.S. population is playing online games, and 52% of U.S. teens are playing online games.

An MMOG is a video game which is capable of supporting hundreds or thousands of players simultaneously. By necessity, they are played on the Internet, and feature at least one persistent world. They are, however, not necessarily games played on personal computers. Most of the newer game consoles, including the PSP, PlayStation 3, Xbox 360, Nintendo DS and Wii can access the Internet and may therefore run MMO games. Additionally, mobile devices and smartphones based on such operating systems as Windows Mobile and Google's Android, as well as the Apple iPhone are seeing an increase in the amount of MMOG games available.

MMOG's can enable players to cooperate and compete with each other on a large scale, and sometimes to interact meaningfully with people around the world. They include a variety of gameplay types, representing many video game genres.

MMOG Social Games

Massively Multiplayer Online Social Games (MMOSG) is a subset of MMOG that focuses on socialization instead of objective-based gameplay. There is a great deal of overlap in terminology with "online communities" and "virtual worlds." One example that has garnered widespread media attention is Linden Labs' Second Life, emphasizing socializing, world-building and an in-world virtual economy that depends on the sale and purchase of user-created content. Instead of being based around combat, one could say that it was based around the creation of virtual objects, including models and scripts. It was the first game of its kind to achieve widespread success (including attention from mainstream media). Competitors in this relatively new sub-genre (non-combat-based MMOG) include There, Dotsoul, Furcadia and IMVU. The PlayStation Home is also an MMOSG of sorts.

Industry Growth

According to Virtual Worlds Management, more than $1 billion was invested in 35 virtual world companies from October 2006 to October 2007. Much of the investment money was from the Walt Disney Company's approximately $700 million acquisition of Club Penguin. Most of the other sources of funding came from venture capital firms. For the first half of 2008, venture capital and media firms invested $345 million in virtual worlds-related companies.

The advertising industry's interest in online advertising is also growing. According to Ad Age, the top 100 advertisers in the US (representing 41% of total US advertising spending) shifted approximately $1 billion from TV and newspaper advertising to advertising on the web in 2007. Spending on web advertisements rose 33% to $4.2 billion. This significant increase in Internet advertising is an encouraging sign for virtual world companies because virtual world platform companies derive some of their revenues from banner and brand advertising. Also, advertising in the virtual world is often seen as more cost-effective than in other forms of online advertising. This is because virtual world users are able to interact with the brand, and users' avatars can become ambassadors for the brand.

Online Social Networking

An online social network focuses on building and strengthening social networks or social relations among people, often among those who share common interests. They generally consist of representations of each user (a profile), his social links, and a variety of additional services. Most social network services are web-based and provide the means for users to interact over the internet, such as through e-mail, instant messaging, and group activities.

Although some of the largest social networks were founded on the notion of digitizing real world connections, many networks focus on creating new relationships. Many specialize on interests from books and music to non-profit business to motherhood as ways to provide both services and a sense of community to individuals with shared interests.

In general, online social networks can be broken down into two broad categories: internal social networking (ISN), and external social networking (ESN) sites such as MySpace, Facebook, and Twitter. Both types can increase the feeling of community among a group of people. An ISN is a closed/private community that consists of a group of people within a company, association, society, education provider, organization, or even an "invite only" group created by a user in an ESN. An ESN is open, public, and available to all web users to share, and are often designed to attract large numbers of users and advertisers. ESN's can be smaller specialized communities linked by a single common interest (i.e. TheSocialGolfer, ACountryLife.Com, Great Cooks Community) or they can be large generic social networking sites (i.e. MySpace, Facebook, etc).

However, whether specialized or generic there are similarities in the general approach of online social networks. Users upload pictures of themselves, create their profiles, and link to other users as friends. In most online social networks, both users must confirm that they are friends before they are linked. Social networks usually have privacy controls that allows the user to choose who can view their profile or contact them.

Social Networking Trends 2009

According to comScore, a company specializing in tracking internet usage, social networking continued to gain momentum in 2009 with nearly 4 out of 5 Internet users visiting a social networking site in December 2009. The activity now accounts for 11 percent of all time spent online in the U.S., making it one of the most engaging activities across the Web.

2009 proved to be a landmark year in the U.S. social networking market, as category leader Facebook and upstart network Twitter both posted triple-digit growth. Facebook surged to the #1 position among social networks for the first time in May and continued its strong growth trajectory throughout the year, finishing with 112 million visitors in December 2009, up 105 percent during the year. Twitter finished the year with nearly 20 million visitors to its website, up from just 2 million visitors from the previous year. Much of Twitter's extraordinary audience growth occurred during the first few months of 2009, at one point jumping from 4 million visitors to 17 million visitors between February and April. Meanwhile, 2008 category leader MySpace has experienced some softening in its audience; however, a new strategic focus on entertainment content is exhibiting signs of success with MySpace Music having grown 92 percent in the past year.

The Christian Market

A significant number of books, CD's, and other products are created each year with a Christian theme, and specifically for a Christian audience. This Christian retail market was valued at over $4.6 billion annually in 2006, according to the Christian Booksellers Association. Nearly 12% of Americans spend more than $50 per month on religious products, and another 11% spend $25 to $29, according to a national survey of 1,721 adults by Baylor University.

Over 78% of people living in the United States identify themselves as "Christian." This is a significant potential user base for Christian-based social networks. There is evidence that this group also exercises significant buying power. Wal-Mart devotes more than 20% of its music-selling space to Christian music. Also, significant faith-based books and movies have had commercial success. *The Purpose Driven Life* was read by 19% of all Americans, and collectively with *Your Best Life Now* has sold 197.3 million copies. *The Passion of the Christ* opened in Feb 2004 and generated $370.3 Million in the box office – 12th on the all-time domestic gross list.

U.S. Online Display Advertising 2009

U.S. Internet users viewed a total of 4.3 trillion display ads during the past twelve months ending December 31, 2009, representing a growth rate of 21 percent over the previous year. These gains were driven by an 8% increase in the number of people exposed to display ads online and a 12% increase in average frequency.

In a report summarizing 2009 and considering future trends, comScore reported that social networking and social media continue to drive much of the innovation occurring around the Internet today. However, they noted that a critical challenge remains the ability to effectively harness the marketing intelligence inherent in the way people communicate and interact with one another through the digital medium and make it actionable. While marketing firms and online social networks work to leverage the social value of the medium, online social networks are already considered a valuable advertising medium. This is because they can deliver substantial reach for ad campaigns, and, despite low click-through rates, there is measurable view-through value from these ads.

Universe of Faith

Our flagship product, Universe of Faith (UOF) is a faith-based social network and virtual world specifically targeting practicing Christians, or those exploring the Christian faith. Members will be able to congregate online for fellowship, debates, sermons, social networking, and more. We are currently in the process of developing UOF and expect to release the product in the first half of 2010. We are planning to have game features in the following categories:

Customization

We are planning on allowing our users to create and personalize avatars – characters that represent them in the virtual world. They will also be able to create personal profiles to display information about themselves, including videos and photos. Additionally, members will be able to purchase Style Packs to allow for greater customization than is generally available. Whereas some purchases will be available with virtual-world money, others will require real-world money. Members who know each other outside UOF, or who meet and become friends within UOF, can form groups and participate in choirs, games, and other group activities.

Community

UOF is a virtual world, but it is primarily a social networking site where those interested in the Christian faith can gather and interact. Members can make friends with others from across town or across the world. They will be able to teleport across the virtual world to meet people in remote lands. Members will be able to have private chats, preach or listen to sermons, and engage in public debates. They will have to opportunity to join ministries around the world, view and vote on choir performances, and study scriptures and other educational materials. Finally, UOF will include an online dating area where members can view profiles, introduce themselves, and go on virtual dates before meeting in person.

Competitions

UOF allows for the exhibition and rating of talents – or competitions. Members will have the opportunity to post choir or solo vocal performances, other musical performances, and sermons. UOF will also host debates on a wide variety of topics. All members will have an opportunity to vote on all of these performances. Winners will win prizes in addition to the notoriety associated with winning the contest.

Among others, we intend to hold annual contests specifically to find the best books, musical performances, movie scripts, and video games with a Christian theme. We plan to reward the authors and musicians who win these contests by publishing/producing and distributing books and musical CD's from the materials submitted by contest winners. Similarly, we intend to produce and distribute a movie each year based upon the winning submission to the movie script contest, as well as produce and distribute a video game from the video game contest winner. We expect to bear the financial burden of publishing and distributing the work of contest winners, providing an industry-standard contract that will provide for royalties to the contest winners while allowing us the opportunity to recover our costs and generate additional revenue as well.

Commerce

We intend to position UOF as a gathering place for Christians and other interested in Christian faiths. As such, we will be uniquely positioned to reach a large Christian audience with a variety of messages, including those about retail items. We expect to be able to sell and distribute Christian products very effectively directly to a large Christian audience.

We expect that a major source of revenue for UOF will be in-world commerce. Members will be able to buy both virtual and real-world items with real-world money. We expect that sermons, books, music, DVD's, ring tones, concerts, streaming video/audio, travel planning, and clothing will all be available to members. In-word items that make game play more interesting will also be available. Businesses or ministries will also be able to purchase advertising services, listings in our directories, and streaming services to have their sermons or concerts broadcast via UOF.

Entertainment

We also intend for UOF to be a place where to play and relax. We expect to have mini games within the virtual world for members to play as well as scavenger hunts and larger quests for players to pursue individually or as groups. Members can play Bible Jeopardy or enjoy gospel music, plays, Christian radio, news, political commentary, Bible quotes, and inspirational stories. We intend to provide a wide array of entertainment options in a single location with UOF.

Publishing, Producing, and Distributing

We intend to provide publishing, producing, and distribution services to members who have created books, music, videos, and video games aimed at a Christian audience. Tens of thousands of people have directed their talents towards creating something for a Christian audience to enjoy through a variety of mediums. Their intent may be to inspire, to educate, or to comfort with words, music, videos, or video games. However, few people have the skills, knowledge, and connections to make those products available to the Christian audience they are seeking to reach.

For those who have written books, we will provide publishing services. Editors, graphic artists, and others will perform all the detailed work necessary to turn a manuscript into a finished, high-quality printed product. Then we can make the book available for sale on UOF on a consignment basis. We do not intend to bear the financial risk associated with book publishing. Rather, we will charge authors for converting their drafts into finished products, and expect to be profitable doing so.

Similarly, we intend to help those who have created music, videos, and video games. We expect to be able to create marketable finished products for authors, musicians, and game developers, and then sell those products directly to our UOF members. We are currently in negotiations with Sony, Microsoft, and Nintendo to help us provide these services for video game development and distribution. We cannot guarantee the outcome of these negotiations, but we are hopeful that we will be able to utilize the significant name recognition and connections of these industry leaders to maximize our effectiveness in video game production and distribution.

Virtual Industries

We are currently in the process of developing three virtual industries – virtual worlds that have real-world implications for all of our members and sponsors. By creating the online versions of these industries and allowing members to participate, we benefit several different groups of users. Those who are trying to break into or move up within these industries have a forum in which to showcase their skills and talents; employers are able to view the work product of those participants, evaluate their ability to contribute, and conduct interviews; and consumers can simply enjoy the finished product created by our members. We believe that this unique application of virtual worlds will attract a significant number of users to observe, participate, and recruit in these worlds.

We are developing all of our virtual to run on the same engine with a similar interface. Members of each of our virtual worlds will be able to select and personalize an avatar, create an online home (such as an apartment), decorate that home to their tastes, meet new friends online through avatar interaction, host parties or other events to bring groups of members together, network with other talented professionals in their chosen field, share their talents with other members and with the world, and compete in contests for both in-world and real-world prizes. Members can move their avatars around like you would walk down the street, and even teleport to other parts of the world. Even non-members will be able to come online to enjoy the choir performances, sermons, editorials, film shorts, and photographs contributed by our members.

The Main Street Journal

The Main Street Journal (MSJ) is a virtual world and online magazine targeting individuals ages 18-25, as well as those in middle to lower socio-economic status (SES). MSJ is intended to persuade members to become more interested and active in local, national, and international current events, including politics. We will seek editorial and photographic content from university students across the U.S., and plan to eventually have representatives from universities in all 50 states. Students will submit materials to professors who have been approved by MSJ as reviewers. They will review and screen entries to ensure that the most well-written, well-reasoned articles are published MSJ. We will have writing and photography contests and formal debates covering a variety of topics where students can win prizes. MSJ will also include a social network similar to Facebook, where members can post profiles and interact with other members.

Motion Picture Mogul

Motion Picture Mogul (MPM) is an online social network and virtual world emulating the Hollywood movie industry. Members are writers, producers, actors, and directors. Their profiles showcase their talent – audition videos for actors, script samples for writers, and film shorts for directors and producers. Our intent is to give the next generation of movie talent an online location to gather, network, form online production companies within the game, and produce film shorts as part of MPM's ongoing competition.

As one of the goals of MPM is to discover new talent, we plan to make all the film shorts submitted by MPM production companies available for viewing by members, non-members, and a celebrity panel of Hollywood professionals. We intend to enter into an arrangement with a Hollywood studio whereby the winners of our annual online contests will be selected to participate in the production of a full-length feature film funded by that studio. However, we do not currently have any such arrangement in place. In such a contest, the winning writer, director, producer, and actors would all participate in the project. Through MPM, we hope to provide a means for Hollywood hopefuls to showcase their talent while we provide a pool of talent to professional Hollywood movie studios. Indeed, our intent is to create a farm system for the movie industry, similar to the farm system in professional sports leagues. As this system is potentially beneficial to all involved parties, we expect to generate revenue from both the industry side, and from our members.

Slick Shooter

Just as MPM functions as an ongoing talent search for the motion picture industry, Slick Shooter (SS) performs the same function for the fashion industry. SS will be an online social network and virtual world emulating the fashion industry. We expect that our members will be photographers, models, art directors, editors, writers, and artists. Young industry professionals will compete for the opportunity to participate in a professional photo shoot in Hollywood or New York City. Steve Erle, a well-established fashion photographer who has worked on the Sports Illustrated Swimsuit Issue for eight consecutive years, has agreed to function as the Creative Director and Lead Judge for SS.

Explain My Surgery

ExplainMySurgery.com (EMS) was created to disseminate information to patients regarding surgical procedures. Undergoing surgery can be a life-altering decision, and many people enter the operating room without researching the potential consequences of this decision. We feel that informed decisions are preferable to uninformed decisions and subsequent disappointment. However, many patients may feel that their physician has not explained the risks and benefits of their upcoming procedure in a manner that is complete and understandable. Often patients do not know where to go to find answers.

Since 2007, ExplainMySurgery.com has attempted to provide information in an easy, yet comprehensive format to empower each patient to make an informed decision regarding their surgery and to have realistic expectations of the results. EMS does not attempt to enter the physician-patient relationship, but to augment it. The purpose of EMS is neither to persuade nor dissuade the patient regarding an operation; it is to open the avenue of communication between physician and patient so that trust can be achieved.

We acquired EMS on January 9, 2010. Our intent is to overhaul the site, replacing the plain text descriptions with graphical journey through the body. Animation and exploration will aid in providing understanding by the patient of what their body will experience, and what the recovery process will be like. We intend for patients to explore science and surgery in the same way they experience video games. Our expectation is that this increased visual interaction will be seen as a significant enhancement to our services and increase our user base.

Shaolin Brand

The Shaolin Temple (Chinese: 少林寺; pinyin: Shàolín Sì) is a Chán Buddhist temple at Song Shan near Zhengzhou City Henan Province in Dengfeng, China. It is led by abbot Venerable abbot Shi Yǒngxìn. In 495 AD, the Shaolin Temple was established. It flourished in the Tang and Song dynasties and reached the peak of development in Yuan and Ming dynasties. According to historic records, the Shaolin Temple has suffered from natural and man-made disasters during the last 1500 years. However, the monks of the Shaolin Temple have endured and carried forward their tradition and culture. The Shaolin Temple was the origin of Chan Buddhism. The combined ideas of Chan and martial arts as one are the soul of the Shaolin Kung-Fu system. Since 1951, the Shaolin Temple had made a revival into the modern era.

The Shaolin Kung-Fu represents the integration of ancient Chinese and India civilizations, and it is a unique cultural phenomenon. The Shaolin Kung-Fu is a cultural system with traditional Chinese martial arts as its form of manifestation. It has demonstrated not only the quintessence of traditional Chinese martial arts, but also the wisdom of Chan culture of Buddhism. As the Shaolin Kung-Fu developed and passed down from generation to generation, it has become well known around the world.

On February 10, 2010, we signed Rope Play Game Development and Distribution Partnership Agreement (Exhibit A) with China Songshan Shaolin Temple Culture Communication Center, of the People's Republic of China, whereby we gained the rights to produce up to ten video games based on the Shaolin Temple, the Shaolin Temple teachings, and Shaolin Kung Fu. Our first planned project involving the Shaolin brand is expected to be a virtual world centered on the Shaolin Temple at Song Shan. While the project is still early in the development stage, we expect that players from around the world will be able to explore the Shaolin Temple and the surrounding lands through their avatars. Buddhist monks will likely be available through their own avatars to provide historical accounts and answer questions of our users. As a cultural exchange through virtual worlds and gameplay, we feel that this project is unique and groundbreaking.

Competition

We face significant competition in the online gaming and social networking industries. Online networking and gaming are dynamic, high-growth industries. Our competition for online customers comes from a variety of sources, including existing traditional providers of information that are using the Internet to expand their channels of distribution; established Internet gaming and social networking companies; and new Internet gaming and social networking companies such as ourselves.

Many of our competitors have longer operating histories, significantly greater resources, greater brand recognition and more firmly established supply relationships. Moreover, we expect additional competitors to emerge in the future. We believe that the principal competitive factors in our market include: brand recognition, product selection, price, convenience, customer service, product performance, and site features. Although we plan to compete effectively in this market, we recognize that this market is relatively new and is evolving rapidly, and, accordingly, there can be no assurance that we will be able to compete effectively in this marketplace.

We believe that our success will depend upon our ability to remain competitive in this field. We compete with others in efforts to obtain financing and explore and develop our online knowledge, user, and product bases. The failure to compete successfully in the online market for commercial opportunities and for resources could have a material adverse effect on our business.

We anticipate that our primary competitors will include:

- *Facebook* is a social networking website that is operated and privately owned by Facebook, Inc. Since September 2006, anyone over the age of 13 with a valid e-mail address has been able to become a Facebook user. Users can add friends, send them messages, and update their personal profiles to notify friends about themselves. Additionally, users can join networks organized by their workplace, school, or other group. A January 2009 Compete.com study ranked Facebook as the most used social network by worldwide monthly active users, followed by MySpace. The website currently has more than 400 million active users worldwide.

- *MySpace* is a social networking website headquartered in Beverly Hills, California, where it shares an office building with its immediate owner, News Corp. Digital Media, which is owned by News Corporation. According to comScore, MySpace became the most popular social networking site in the United States in June 2006, before it was overtaken internationally by its main competitor, Facebook, in April 2008, based on monthly unique visitors. MySpace does not disclose revenues or profits separately from News Corporation, but they currently have approximately 1,00 employees. The 100 millionth MySpace account was created on August 9, 2006.

- *ChristianCafe.com* is a leader in connecting Christian singles online. The service has been matching singles of Christian faith since 1999, with thousands of testimonials from all over the world. ChristianCafe.com enables members to create detailed dating profiles that are easily searchable by other members. The profile includes multiple choice responses for general characteristics, plus some short answer questions where members are encouraged to express themselves further. Aside from the regular dating site Q&A, profiles on ChristianCafe.com contain items that are of specific interest to Christian singles, from denomination and church involvement to describing one's faith and favorite Scripture verses.

- *Second Life* is a virtual world developed by Linden Lab that launched on June 23, 2003 and is accessible via the Internet. A free client program called the Second Life Viewer enables its users, called Residents, to interact with each other through avatars. Residents can explore, meet other residents, socialize, participate in individual and group activities, and create and trade virtual property and services with one another. They can also travel throughout the world, which residents refer to as "the grid". Second Life is for people aged 18 and over, while Teen Second Life is for people aged 13 to 17. Built into the software is a three-dimensional modeling tool based around simple geometric shapes that allows residents to build virtual objects. This can be used in combination with the Linden Scripting Language, which can be used to add functionality to objects. More complex three-dimensional sculpted prims (colloquially known as sculpties), textures for clothing or other objects, and animations and gestures can be created using external software. The Second Life Terms of Service ensure that users retain copyright for any content they create, and the server and client provide simple digital rights management functions.

- *Zoetrope* is an online virtual movie studio, which began in 1998 as a way for writers to submit manuscripts. In June of 2000 they launched the Zoetrope Virtual Studio in an attempt to assemble the component individuals of a single creative community. They host workshops devoted to fiction writers, screenwriters, poets, songwriters, photographers, storyboard artists, and many others. The Virtual Studio is a submission destination and collaboration tool for filmmakers – a community where artists can meet, polish their craft, and perhaps get their stories published, their screenplays produced, and their music heard by a wide audience. While the Virtual Studio also contains collaboration and production tools for producers, Zoetrope does not produce any films or work with major studios to ensure exposure for members or film production for contest winners.

Intellectual Property

We currently hold rights to or have filed applications for the following intellectual property:

Trademark	Status
Explain My Surgery	Acquired due to acquisition with EARI.
Main Street View	Pending
The Main Street Journal	Mark re-identified.
Entertaining Truth	Notice of Allowance issued February 23, 2010
Slick Shooter	Notice of Publication issued February 9, 2009
Universe Of Faith	Notice of Allowance issued November 24, 2009

Additionally, we intend to file for other patents, trademarks, or legally enforceable claim to proprietary intellectual property in the future as our management deems it advisable to do so. (See "Risk Factors")

Employees

We have no significant employees other than our executive officers. Our current officers oversee all responsibilities in the areas of corporate administration, business development, and research. We intend to expand our current management to retain skilled directors, officers, and employees with experience relevant to our business focus. Obtaining the assistance of individuals with an in-depth knowledge of operations and markets will allow us to build market share more effectively.

Regulatory Matters

We are unaware of and do not anticipate having to expend significant resources to comply with any governmental regulations of the online gaming and social networking industries. We are subject to the laws and regulations of those jurisdictions in which we plan to offer our Services, which are generally applicable to internet retail and services companies and general business operations, such as transactional regulations, business and other licensing requirements, income taxes and payroll taxes. In general, our Products and Services are not subject to special regulatory and/or supervisory requirements.

Environmental Laws

We have not incurred and do not anticipate incurring any expenses associated with environmental laws.

Description of Property

We do not currently own any real property.

Legal Proceedings

On November 23, 2009, we filed a complaint against our former director, Mr. Ralph W. Blakesley in the District Court of Clark County, Nevada. We alleged that Mr. Blakesley materially breached his employment agreement and agreement whereby he acquired 5,000,000 shares of our Common Stock Series A. We asserted claims for Declaratory Relief, Intentional Misrepresentation, Negligent Misrepresentation, Breach of Contract, Breach of the Duty of Good Faith and Fair Dealing, and Preliminary and Permanent Injunction. Mr. Blakesley answered the complaint and the matter is currently in discovery.

Aside from the foregoing, we are not currently a party to any legal proceedings. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

Our agent for service of process in Nevada is Cane Clark Agency, LLC, 3273 East Warm Springs, Las Vegas, NV 89120.

Market for Common Equity and Related Stockholder Matters

Market Information

We have no market for our Series B Preferred Stock. Our common stock is currently quoted on the Pink Quote System (the "Pink Sheets"), which is operated by the Pink OTC Markets, Inc. The Pink Sheets is a centralized quotation service that collects and publishes market maker quotes for OTC securities in real time. Pink OTC Markets is neither an SEC Registered Stock Exchange nor a Broker-Dealer. Our shares are quoted on the Pink Sheets under the symbol "EARI."

The following table sets forth the range of high and low bid quotations for our common stock for each of the periods indicated as reported by the Pink Sheets. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Quarter Ending March 31, 2010		
Quarter Ended	High $	Low $
March 31, 2010	10.75	2.55

Fiscal Year Ending December 31, 2009		
Quarter Ended	High $	Low $
March 31, 2009	.55	.04
June 30, 2009	.50	.18
September 30, 2009	2.70	.25
December 31, 2009	2.80	2.80

Fiscal Year Ending December 31, 2008		
Quarter Ended	High $	Low $
March 31, 2008	.12	.05
June 30, 2008	.09	.08
September 30, 2008	.08	.08
December 31, 2008	.08	.08

On April 26, 2010 the last sales price of our common stock was $6.36 per share.

Penny Stock

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

Stock Option Grants

To date, we have not granted any stock options.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business, or;
2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

Financial Statements

Index to Financial Statements:

Unaudited Financial Statements:

Plan of Operations

Forward-Looking Statements

Historical results and trends should not be taken as indicative of future operations. Management's statements contained in this report that are not historical facts are forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "prospects," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to: changes in economic conditions, legislative/regulatory changes, availability of capital, interest rates, competition, and generally accepted accounting principles. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Service Development

We intend to develop and refine our Products and Service over the coming months. We intend to hire and utilize both contract and in-house programmers, producers, artists, writer, and other technical personnel to do so.

As we have not yet engaged in the pursuit of our new business plan, we cannot anticipate the effectiveness of our strategy. We are, however, open to modifying our strategy and the application of our business plan to develop the most effective and popular Christian games and social networking sites possible.

Revenue

We expect to generate revenue from four primary sources: Advertising, Corporate Membership Fees, Production/Publishing Fees, and Retail Sales

Advertising

Online advertising represents a $10 billion dollar industry, which has been forecasted to grow over 25% annually as traditional media continues to move online. We expect to generate a significant portion of our overall revenue through advertising. We feel that advertising space associated with our products will be sought after and demand premium pricing because the 18-25 age group we expect to see on our sites is traditionally difficult to reach.

We also intend to partner with businesses that wish to sponsor our contests, which we expect will be frequent and varied. Not only will sponsoring businesses provide prizes to contest winners, they will pay a premium to sponsor the contest itself. By having their name associated with a particular musical contest, for instance, a business that sells sheet music will likely reap significant benefits, and will be willing to pay for that association.

Membership Fees

We do not intend to charge membership fees for general users of any of our products. Our desire is to maximize membership by making it as accessible as possible. Thus, while other virtual worlds and social networking sites are charging between $5 and $25 per month, ours will be free.

We will, however, generate revenue by upselling existing members on premium memberships that allow access to features and services that are not available with a free membership. Such activities may include entering contests, judging contests, and extended personalization of avatars, but we have not yet determined what features will be part of a basic membership, and which will be premium for each product.

We also intend to charge corporate membership fees for businesses that wish to participate with us by sponsoring contests, recruiting our members through virtual industries, and broadcasting their sermons, concerts, or other events.

Production/Publishing Fees

We intend to offer publishing and production services to our members through Universe of Faith. While many talented people are able to create stories and music, few are able to manufacture books, CD's, DVD's, or video game disks. Many of these creative individuals believe in the product they have created and have the financial means, but not the technical knowledge, to bring a polished final product to market and distribute it to a wide audience.

We will generate revenue for our company by charging a fee from members who would like us to publish, distribute, and sell their books. Similarly, we will generate revenue by producing musical CD's, movies, and video games for members who need our help to create a marketable product, and even a way to market, sell, and distribute that product.

Retail Sales

In-world commerce for MMOG sites is currently a market valued at over $1 billion. Transactions are becoming increasingly important, representing over 25% of revenues for virtual worlds. Some social networking MMOG sites are reporting that users spend an average of $72 or more on in-world purchases.

We intend to have a large marketplace as part of many of our products, but we expect the marketplace for UOF will be particularly large and active. As discussed above, the market for Christian retail items is significant, and we expect UOF to generate a significant portion of their revenues from the sale of such items.

We are developing our UOF retail site with different departments for books, music, videos, games, specialty t-shirts, and other merchandise. However, all of the items will be searchable from the home page, similar to online retail industry leader Amazon.com's site. We expect to have an inventory of merchandise available for shipping from our offices. However, the bulk of our items will be shipped directly from the supplier, allowing us to keep our investment in warehouse space, shipping operations, and standing inventory at a minimum. When items are ordered from our site, we will accept payment, and forward the order to the supplier for direct shipping to our member. We expect that we will cut monthly checks to our suppliers to cover the wholesale costs of the merchandise ordered by our members.

Marketing

We have contracted with Damon Davis and Legacy Group Global to oversee our marketing and public relations efforts. Mr. David is the founder and president of Legacy Global Group, and has a long history of successfully helping Christian ministries grow through media outlets. We anticipate that his experience and industry connections will be significant factors in our success and growth.

Our plan is to initially draw potential members to our sites by positioning them as sources of information for the areas of interest in which each specializes. Our sites are being developed so that they will appeal to the audiences, which they are targeting. We intend to introduce our potential members to our sites by engaging in the following:

- Launch events – We intend to host a series of events associated with the launch of our various games and sites. We will invite leaders in the communities, which we are trying to reach with our individual products. For instance, ecclesiastical leaders and members of various churches will be invited to the launch event for Universe of Faith. Members of the media will be invited to attend and cover the event. Such events will also be extended online, so that members around the world can attend a virtual version of the event.

- Google Adwords – We plan to purchase online advertising through Google's Adwords program. Through this program, we select key words that are associated with our products. When people search for those words on Google, our banner ads or text ads will appear at the top of the page. We feel that this highly targeted form of online advertising will be an effective way to drive traffic to our sites.

- Coop/MDF – There will be times when the marketing efforts of other companies can benefit our business operations. We intend to contribute funds towards cooperative budgets and market development funds to further these marketing efforts. We expect to work in concert with these companies to develop marketing strategies that are mutually beneficial.

- Sales and Distribution – We intend to hire a staff of salespeople who will be assigned geographic regions for which they will be responsible. They will make contact with groups and individuals who they feel will benefit from the use of our games, sites, and other products. While most of our products will be distributed online, we expect that we will need to make funds available for the distribution of products developed for gaming platforms, such as Xbox, Playstation3, and Nintendo Wii.

- Media – We intend to use a portion of our marketing budget to purchase advertising in traditional media, such as television, radio, magazines, and newspapers. We will select these advertising purchases based upon the demographics of each particular medium, so that we are most likely to reach our target audience.

- Promotions – We intend to run promotions for some or all of our products. This may entail discounts on services for which we would otherwise charge, free entry into online contests, or coupons for online stores. We expect that we will develop ongoing promotions as we determine, which products and services are most effective at drawing new users to our sites.

- PR – We intend to seek out and take full advantage of public relations opportunities. Interviews with company executives on television or radio, stories in trade publications, and reviews in blogs and online publications will all increase public awareness of our sites, games, and other products.

Sales Personnel

We do not currently employ any sales personnel. In the short term, we intend to use the services of our management to promote our services. As our business grows, however, we may employ sales representatives to promote our business and Services to potential customers. These sales representatives will be responsible for soliciting, selecting and securing accounts within a particular regional territory. We would expect to pay such sales representatives on a commission basis. In addition, we may decide to pay each sales representative a base salary. We expect to provide service and support to our sales representatives, including advertising and sales materials. When we determine to expand our operations, we will employ sales personnel in various other areas in the United States and internationally.

In the event we hire sales personnel, we do not intend to do so in the next twelve months unless our revenues are enough to absorb the cost of these personnel.

Expenses

We estimate the costs to implement our business strategy over the following twelve months to be:

- General and Administrative costs consist of the daily operational expenses, which are expected to include, but are not necessarily limited to, salaries for administrative personnel, insurance, rent, hardware, software, furnishing, travel, utilities, and all other general expenses. General and administrative costs are expected to be approximately $26,000,000 for the next twelve months;

- The Development Expense associated with the development of our Products and Services are expected to include salaries for both contract and in-house programmers, artists, writers, musicians, producers, and technical personnel, as well as all other costs associated with the development of our Products and Services. Developmental Expenses are expected to be approximately $21,000,000 for the next twelve months.

We intend to obtain business capital through this offering and the use of additional private equity fundraising or shareholders loans if necessary. We anticipate that, in time, our Products and Services will generate revenue sufficient to fund our operations, as outlined above.

Significant Equipment

We do not intend to purchase any significant equipment for the next twelve months.

Results of Operations for Years Ended December 31, 2009 and 2008

We completed a reverse merger on December 8, 2008 and prior to that date our business was that of Real Estate Rentals. Therefore, comparisons between 2009 and 2008 are not meaningful.

However:

i. Revenues – The Company had revenues for the three month period and the year ended December 31, 2009 of $-0- and $-0- respectively, and for the three months and the year ended December 31, 2008 respectively of $-0- and $3,875.

ii. Operating Expenses

(a) Depreciation and Amortization – The depreciation and amortization expense for the three months ended and year ended December 31,
2009 respectively was $317 and $1,034 and for the three months ended and year ended December 31, 2008 respectively was $-0- and $2,096.

(b.) General and Administrative Costs – For the three months ended and year ended December 31 2009 respectively was $800,848 and $1,741,341 and for the three months and year ended December 31, 2008 respectively $273,179 and 337,100.

(c.) Gain on Sale of Property – the gain of $61,398 in 2008 resulted from the sale of the Company's only income producing asset.

(d.) Interest Income – For the three months ended and year ended December 31 2009 respectively was $-0- and $-0-and for the three months and year ended December 31, 2008 respectively $10,087 and $10,087.

(e.) Interest Expense - For the three months ended and year ended December 31 2009 respectively was $-0- and $-0-and for the three months and year ended December 31, 2008 respectively $4,292 and $-0-.

2. Other continued discussion of operations

a. Director Bonus – in 2008 bonuses of $275,000 were approved prior to the reverse merger. These bonuses were paid concurrently with the merger.

b. The Company incurred legal and professional expenses of $212,796. This primarily consisted of services performed for the Universe of Faith project and offering expenses of the Preferred A stock. Additional services for contract preparation and review of filings for Pink Sheets were included. Other outside services in the amount of $29,000 were incurred.

c. Strait Gate Games, Inc., prior to becoming a wholly-owned subsidiary shows revenues of $189,235 from consulting during 2009. The Company does not expect to have consulting revenue in 2010.

d. The Company incurred $442,514 for website development and marketing expenses. Corporate travel expense was $80,462 and corporate meetings and events were $14,189. Corporate training and development expense was $49,145. Salaries and wages were $318,083. The Company anticipates these expenses to increase in the next year as the Company develops its other initiatives.

e. The Company expects to realize profits as a result of the upward trend in the sale of virtual reality and video games. The Company's liquidity will depend upon investment capital and revenues from the sale of games.

f. The internal sources of liquidity will come from anticipated sales and the external liquidity will come from outside investment capital.

g. In January, 2010 the Company signed a licensing agreement (incorporated by reference) with the Shaolin Temple in Henan China (PRC). This licensing agreement calls for a one-time licensing fee of one million dollars ($1,000,000) payable in advance. That agreement has been extended to May 15, 2010.

Simultaneously, the Company entered into a joint venture agreement (incorporated by reference) with the Zengzhou College of Economics whereby the ZZCOE will provide a $22,000,000 investment in EARI for 5,000,000 shares of EARI's common stock. The purpose of these funds will be restricted to developing the virtual reality games for the Shaolin Temple.
There are no other material commitments for capital

h. On March 15, 2010 the Company became a joint venture partner (49%) in Composite Media Solutions, an entity formed for the purpose of software development support functions such as: quality assurance, localizations/translations, focus groups/testing and customer support. Edevent, LLC of Atlanta maintains a 51% interest and will operate and manage the venture. The Company has no capital requirements for the venture.

i. There are no known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations.

j. There are no future anticipated incomes or losses that do not arise from the Company's continuing operations.

k. The reason for changes in comparative statements was due to disposal of all income-producing assets in the first half of 2008, the search for a merger candidate, and the change of business direction from income-producing real estate to that of virtual reality and video game production and sales.

l. There are no seasonal aspects that affected the financial condition or results of operation.

C. Off-Balance Sheet arrangements
There are no off-balance sheet arrangements.

Liquidity and Capital Resources

The cash in banks at December 31, 2009 and December 31, 2008 was $443,745 and $252,788, respectively.

The Company's balance for property and equipment at December 31, 2009 and December 31, 2008 was $19,347 and $-0-, respectively.

The Company's other assets had a net increase of $300,000 from December 31, 2008 to December 31, 2009. This increase occurred as a result of acquiring intellectual property of $300,000.
Total assets increased by $510,304 from December 31, 2008 to December 31, 2009.

The success of our business plan depends on raising funds through through subsequent offerings and/or debt financings. We intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements. We do not have any formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time. There can be no assurance that such additional financing will be available to us on acceptable terms, or at all.

Changes In and Disagreements with Accountants

We have had no changes in or disagreements with our accountants.

Directors and Executive Officers

Our executive officers and directors, and their respective ages as of April 26, 2010 are as follows:

Name	Office(s) held
Joseph Saulter	Chief Executive Officer, Director
Jonathan Eubanks	President, Director
David Hostelley	Chief Financial Officer, Director
Renee M. Graham	Secretary, Director

Set forth below is a brief description of the background and business experience of each of our current executive officers and directors.

Joseph Saulter, Chief Executive Officer, Chairman of the Board of Directors

Professor Joseph Saulter is our founder, CEO, and Chairman, and has served in these capacities for our operating business since 2002, initially serving as President as well. As President and CEO of

Entertainment Arts Research, Dr. Saulter has guided the overall direction of the company and overseen the implementation of business strategy. In this role, he has also created an organization focused on African-American game design and development, guided the management of a new educational game for Atlanta Life Financial Group, and developed Urban Game Academy, a game technology center for urban school students.

Mr. Saulter currently serves as the Chairman of the International Game Developers Association's Diversity Advisory Board and has held the chairman's position at American InterContiental University in Atlanta, Georgia. Mr. Saulter is also the Founder of the Urban Video Game Academy, an educational initiative to allow high-risk school students the opportunity to learn designing and video game development. He is the author of a series of Game Design and Development textbooks published by McGraw-Hill. Mr. Saulter earned his Master's Degrees from State University of New York, Empire State College.

Jonathan Eubanks, President, Director

Jonathan Eubanks is our President, and a seventeen-year veteran of the video game industry. He has enjoyed a longstanding career in the industry, specializing in the development of multi-platform games based on popular film and television intellectual properties. He has developed a variety of games across many genres for the PC, Gameboy Advance, Nintendo 64, Playstation I and II, Dreamcast, Gamecube, and the more recently released Xbox 360, Playstation III, Nintendo Wii and DS, and Playstation Portable next generation consoles. During his career, Mr. Eubanks has successfully developed and released over 60 titles, including *Hulk I and II, Van Helsing, Jurassic Park, Cat in the Hat, Harry Potter, Happy Feet, Crash Team Racing, Spyro the Dragon, Justice League Heroes, Batman Begins, Looney Toons*, and *The Thing*.

Prior to taking on the role of President at Entertainment Arts Research in 2009, Mr. Eubanks formed Straight Gate Games where he served as president from 2006 until 2009. At Straight Gate Games, Mr. Eubanks was responsible for developing and promoting all games produced by the company. He also served as an Executive Producer at Brash Entertainment from 2007 through 2008. Prior to this, Mr. Eubanks served as Studio Director, overseeing the production of video games for Activision from 1993 through 1999, for Universal Studios from 1999 through 2004, and for Warner Brothers from 2004 through 2007. As Studio Director at these studios, Mr. Eubanks was continually developing new video games, bringing them from concept through development to market.

In his role as an Executive Producer with Activision, one of the games developed by Mr. Eubanks was *Remission*, a collaborative effort with Hope Lab in Palo Alto. This interactive action adventure game has benefited children with cancer by allowing them to understand their disease, encourage them to take their meds, and to cope with their treatment leading to varying degrees of mental and physical recovery. His duties at Activision included team management, story development, and graphics supervision.

Mr. Eubanks has worked at five of the largest third-party video game publishers in the industry: Activision, Universal Interactive, Vivendi Universal Games, Warner Bros Interactive and Brash Entertainment.

David Hostelley, Ph.D., Chief Financial Officer, Director

David Hostelley is our CFO, and has worked as an independent contractor, CEO, and CFO for public companies since 2002. His duties have included preparing 10Q's and 10K's; analyzing potential acquisitions; reviewing financial statements; suggesting adjustments; reviewing tax returns; communicating with attorneys and auditors; negotiating with banks and leasing companies; communicating with venture capital and other firms that raise funds for publicly traded companies; and preparing reports. He has worked in this capacity in the communications technology, manufacturing, banking, health supplement products, and other industries. Dr. Hostelley's consulting clients have included Clifford Resources, Security Trust, Monarch Printing, Bay Area Crane, Concessions by Cox, Days Inn, Ditch Witch, Ford Motor Company, Westinghouse Corporation, TransOhio Bank, General Electric, SPX Corporation, Doehler-Jarvis Corporation, Marvin Windows, Sun Exploration (Sun Oil Company), Tennessee Valley Authority, Clark Memorial Hospital, Southwest General Hospital, Goodyear Tire and Rubber, and PNG Power.

From 1999 through 2001, Dr. Hostelly worked for Myers University as the Senior Director of Operations. In this position he was responsible for buildings and grounds, campus security, human resources, new MIS project, and all contract negotiations. He also served as Chief Financial Officer, responsible for a $10 million budget, contract negotiations, bank financing activities, and establishing analytical reports for past and future activities.

From 1970 through 1995, Dr. Hostelley served as the Executive CPA at Hostelley & Associates, and then as CEO at David F. Hostelley & Associates, both CPA firms. In these roles he engaged in and oversaw the accounting, tax preparation, and consulting services of these firms.

Dr. Hostelley is a CPA in the states of Ohio and New York, USA. In 1984 he earned his Ph.D. in management while a lecturer in the MBA Program of Baldwin-Wallace College. He currently lectures in Accounting and Management for Myers University, Cleveland, Ohio. Since 2005, Mr. Hostelley has served as CEO/CFO and board member of publicly traded companies. He currently serves on the Executive Committee of the Cleveland Chapter of the Muscular Dystrophy Association.

Renee M. Graham, Secretary, Director

Renee Graham is our board secretary and a director. Her daily activities includes the daily challenges of in-house business and administrative legal affairs for EARI. She is instrumental in the overall development of the in-house corporate structure and continues to support the CEO, President and CFO of EARI in the daily executive capacity.

With a focus on effective business and legal communications, Ms. Graham has worked as co-manager of JL Graham Enterprises, Inc. (JLGE) since 2000. As a specialist in contract negotiations, she has helped to guide the success of JLGE, a consulting firm specializing in entertainment, marketing and corporate legal affairs. She has managed contracts for entertainers, media providers, commercial real estate interests, and intellectual property concerns for major multinational corporations.

Directors

Our bylaws authorize no less than one (1) and no more than five (5) directors. We currently have four Directors.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Director or Officer Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer of our Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Executive Compensation

Compensation Discussion and Analysis

The Company presently has agreements with its CEO, President and CFO. Our CEO and President hold substantial ownership in the Company and are motivated by a strong entrepreneurial interest in developing our operations and potential revenue base to the best of his ability.

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to each named executive officer for our last two completed fiscal years for all services rendered to us.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joseph Saulter, CEO and director	2008 2009	0 107,666	0 0	0 0	0 0	0 0	0 0	0 17,000	0 124,666
Jonathan Eubanks, President and director	2008 2009	0 107,666	0 0	0 0	0 0	0 0	0 0	0 0	0 107,666
David Hostelley, CFO and director	2008 2009	0 65,000	0 0	0 0	0 0	0 0	0 0	0 15,000	0 80,000
Renee M. Graham, Secretary and director	2008 2009	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

Narrative Disclosure to the Summary Compensation Table

We have entered into employment agreements with our President, CEO and CFO.

Pursuant to his employment agreement that terminates on December 31, 2015, our President, Jonathan Eubanks, earned a salary of $250,000 originally, that was increased to $375,000 effective April 1, 2010. He has a car allowance of $12,000 per annum commencing on April 1, 2010.

Pursuant to his employment agreement that terminates on December 31, 2015, our CEO, Joseph Saulter, earned a salary of $250,000 originally, that was increased to $375,000 effective April 1, 2010. He has a car allowance of $12,000 per annum commencing on April 1, 2010.

Pursuant to his employment agreement that terminates on December 31, 2015, our CFO, David Hostelley, earned a salary of $150,000 originally, that was increased to $225,000 effective April 1, 2010. He has a car allowance of $9,000 per annum commencing on April 1, 2010.

Our President, CEO and CFO are all entitled to a bonus upon a change in control of $50,000,000 pursuant to their individual employment agreements.

Outstanding Equity Awards At Fiscal Year-end Table

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer outstanding as of the end of our last completed fiscal year.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END									
OPTION AWARDS						STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Shares of Stock That Have Not Vested (#)	Market Value of Shares or Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Shares or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Shares or Other Rights That Have Not Vested (#)
Joseph Saulter	0	0	0	0	0	0	0	0	0
Jonathan Eubanks	0	0	0	0	0	0	0	0	0
David Hostelley	0	0	0	0	0	0	0	0	0
Renee M. Graham	0	0	0	0	0	0	0	0	0

Compensation of Directors Table

The table below summarizes all compensation paid to our directors for our last completed fiscal year.

DIRECTOR COMPENSATION							
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joseph Saulter	0	0	0	0	0	0	0
Jonathan Eubanks	0	0	0	0	0	0	0
David Hostelley	0	0	0	0	0	0	0
Renee M. Graham	0	0	0	0	0	0	0

Narrative Disclosure to the Director Compensation Table

Our directors do not currently receive any compensation from the Company for their service as members of the Board of Directors of the Company.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of April 26, 2010, the beneficial ownership of our Series A Common Stock by each executive officer and director, by each person known by us to beneficially own more than 5% of the our common stock and by the executive officers and directors as a group. The address for each beneficial owner is listed also. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 66,222,960 shares of Series A Common Stock issued and outstanding on April 26, 2010.

Title of class	Name and address of beneficial owner	Amount of beneficial ownership	Percent of class
Common	Joseph Saulter 7249 Misty Harbor Court Stone Mountain, GA 30087	15,401,500	23.25%
Common	Jonathan Eubanks 7000 Central Parkway, Suite 1250 Atlanta, GA 30328	15,401,500	23.25%
Common	David Hostelley 9974 Huntington Park Drive Strongsville, OH 44136-2516	500,000	less than 1%
Common	Renee Graham 266 Middleton Place Grayson, GA 30017	100,000	less than 1%
Common			
Common	**Total all executive officers and directors**	**34,603,000**	**52.25%**
Common	**5% Shareholders**		
Common	Aaron and Allison Berson 5 Daremy Ct. Melville, NY 11747	5,000,000	7.55%
Common	Bill Blakesley 1320 Trellis Place Alpharetta, GA 30004	5,000,000	7.55%
Common	Stephen Friedman 2087 Berkley Lane Merrick, NY 11566 Principal Owner and Resident Agent: Robert Tassinari	5,000,000	7.55%
Common	K&R Investment 33 Main Street Newtown, CT 06470	10,150,000	15.32%

As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

The persons named above have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans as of December 31, 2009

To date, we have not adopted a stock option plan and have not issued any options.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Certain Relationships and Related Transactions

Aside from the following, none of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction since our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

We have entered into an agreement to pay Renee Graham $5,000 per month for legal fees that she contributes to our company.

Greg Hostelley performs accounting work for our company. He is the son of our CFO, David Hostelley.

Please refer to the section above titled, "Narrative Disclosure to the Summary Compensation Table" for a review of the employment agreements with our executive officers.

On July 31, 2009 we offered and issued 14,401,500 shares of our Common Stock Series A and 2,500,000 shares of our Common Stock Series B to the sole shareholder of Straight Gate Games, Inc., Mr. Jonathan Eubanks, under an Agreement and Plan of Merger. In connection with that agreement, Mr. Saulter cancelled 17,401,500 shares of his Common Stock Series A, and exchanged 2,500,000 shares of his Common Stock Series A for 2,500,000 shares of Common Stock Series B.

Available Information

We have filed an offering statement on form 1-A with the Securities and Exchange Commission with respect to the Shares of our common stock offered through this offering circular. This offering circular is filed as a part of that offering statement, but does not contain all of the information contained in the offering statement and exhibits. Statements made in the offering statement are summaries of the material terms of the referenced contracts, agreements or documents of the company. We refer you to our offering statement and each exhibit attached to it for a more detailed description of matters involving the company, and the statements we have made in this offering circular are qualified in their entirety by reference to these additional materials. You may inspect the offering statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C. Copies of all or any part of the offering statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F. Street, N.E. Washington, D.C. 20549. Please Call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

If we are not required to provide an annual report to our security holders, we intend to still voluntarily do so when otherwise due, and will attach audited financial statements with such report.

PART III– EXHIBITS

Index To Exhibits

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on April 26, 2010.

ENTERTAINMENT ARTS RESEARCH, INC.

By: /s/ Joseph Saulter
Joseph Saulter
Chief Executive Officer,
Director

By: /s/ Jonathan Eubanks
Jonathan Eubanks
President,
Director

By: /s/ David Hostelley
David Hostelley
Chief Financial Officer,
Principal Accounting Officer, and sole Director

By: /s/ Renee M. Graham
Renee M. Graham
Secretary,
Director

FINANCIAL STATEMENTS

Entertainment Arts Research, Inc. and Subsidiary
and Subsidiary
(f/k/a) PROPERTY INVESTORS VENTURES, INC.
(A Development Stage Company since November 1, 2008)
(See footnote below)
Balance Sheets

	December 31, 2009	December 31, 2008*
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 443,745	$ 256,199
Total Current Assets	443,745	256,199
PROPERTY AND EQUIPMENT, net (Notes 2 & 3)	19,347	68,028
OTHER ASSETS		
Deposits	-	6,500
Intellectual property	300,000	-
TOTAL ASSETS	$ 763,092	$ 330,727
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Loan from shareholder	$ -	$ 12,924
Payroll liabilities	16,584	
Accounts payable	21,400	32,400
Accounts payable – shareholder	-	-
Total Current Liabilities	37,984	45,324
Total Liabilities	37,984	45,324
STOCKHOLDERS' EQUITY		
Common stock, par value $0.00001 per share; 100,000,000 shares authorized; 72,902,960 and 40,065,090 shares issued and outstanding	729	729
Additional paid-in capital	522,560	522,560
Preferred stock, par value $0.00001 per share; 25,000,000 shares authorized, 2,507,500 and -0- issued and outstanding	25	-
Additional paid-in capital	2,507,475	-
Offering costs	(261,000)	
Accumulated deficit*	(2,044,681)	(237,886)
Total Stockholders' Equity	725,108	285,403
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 763,092	$ 330,727

This statement has been restated to include the activities and operations of Strait Gate Games, Inc. which became a wholly-owned subsidiary on August 31, 2009.

The accompanying notes are an integral part of these statements

ENTERTAINMENT ARTS RESEARCH, INC.
and Subsidiary
(fka) PROPERTY INVESTORS VENTURES, INC.
(A Development stage company beginning November 1, 2008)
(See footnote below)
Statements of Operations

	For the Three Months Ended December 31, 2009	For the Three Months Ended December 31, 2008	For the Twelve Months Ended December 31, 2009	For the Twelve Months Ended December 31, 2008	For the Year Ended December 31, 2007	Accumulated Deficit from Nov. 1, 2008 through December 31, 2009
REVENUES	$ -	$ 79,694	$ 189,235	$ 322,650	$ 1,338,985	$193,110
OPERATING EXPENSES						
Depreciation and amortization expense	317	12,133	1,034	50,631	175,303	3,130
General and administrative	800,848	327,058	1,980,585	552,616	931,447	2,085,424
Total Operating Expenses	801,165	339,192	1,981,618	603,248	1,106,750	2,088,553
NET OPERATING INCOME (LOSS)	(801,165)	(259,498)	(1,792,383)	(280,598)	232,235	(1,895,443)
OTHER INCOME (EXPENSE)						
Gain on Sale of Property	-	-	-	61,398	-	61,398
Interest income	0	10,787	0	12,887	21,552	10,087
Interest (expense) credit	-	(4,292)	-	-	(1,733)	-
Total Other Income (Expense)	0	6,495	0	74,285	19,818	71,485
NET INCOME (LOSS) BEFORE INCOME TAXES	(801,165)	(253,003)	(1,792,383)	(206,313)	252,054	(1,823,958)
INCOME TAX EXPENSE	-	-	-	-	-	-
NET INCOME (LOSS)	$ (801,165)	$ (253,003)	$ (1,792,383)	$ (206,313)	$ 252,054	$ (1,823,958)
BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)	$ 0.01	$ (0.03)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	72,902,960	40,065,960	72,902,960	40,065,960	40,057,042	72,902,960

* Net income and distributions have been changed to reflect the activities and operations of Strait Gate Games, Inc., which became a wholly-owned subsidiary on August 31, 2009.

The accompanying notes are an integral part of these statements

ENTERTAINMENT ARTS RESEARCH, INC.
and Subsidiary
(fka) PROPERTY INVESTORS VENTURES, INC.
(A Development stage company beginning November 1, 2008)
(See footnotes below)
Statements of Stockholders' Equity

	Common Stock		Additional Paid-In Capital	Preferred Stock		Additional Paid-In Capital	Offering Costs	Accumulated Deficit from inception 03/19/99 to 12/31/2009	Accumulated Deficit Development Stage 11/1/08 To 12/31/09	Total Accumulated Deficit
	Shares	Amount		Shares	Amount					
Balance, December 31, 2005	34,195,480	$ 342	$ 521,897					$ (33,873)	$ -	$ (33,873)
Common stock returned to the Company and canceled	(14,215,000)	(142)	142					-		
Common stock dividend of one share for each share outstanding at May 31, 2006	19,980,480	200	(200)					-		
Net income for the year ended December 31, 2006	-	-	-	-	-	-		67,247	-	67,247
Balance, December 31, 2006	39,960,960	400	521,839					33,374	-	33,374
Common stock issued to directors of the Company for services rendered	105,000	1	1,049					-	-	
Distribution to shareholder of subsidiary								(72,000)		(72,000)
Net income for the year ended December 31, 2007	-	-	-	-	-	-	-	252,054	-	252,054
Balance, December 31, 2007	40,065,960	401	522,888					213,427	-	213,427
Net Common shares issued reverse merger	32,837,000	328	(328)							
Distribution to shareholder of subsidiary								(245,000)		(245,000)
Net loss for the year ended December 31, 2008	-	-	-	-	-	-	-	(174,738)	(31,575)	(206,313)
Balance, December 31, 2008	72,902,960	729	522,560					(206,311)	(31,575)	(237,886)
Net Preferred shares issued				2,507,500	25	2,507,475	(261,000)			
Distribution to shareholder of subsidiary								(14,412)		(14,412)
Net loss for the year ended December 31, 2009									(1,792,383)	(1,792,383)
Balance, December 31, 2009	72,902,960	$ 729	$ 522,560	2,507,500	$ 25	$ 2,507,475	$ (261,000)	$ (220,723)	$ (1,823,958)	$ (2,044,681)

This statement has been restated to include the activities and operations of Strait Gate Games, Inc. which became a wholly-owned subsidiary on August 31, 2009.

* Net income and distributions have been changed to reflect the activities and operations of Strait Gate Games, Inc., which became a wholly-owned subsidiary on August 31, 2009.

The accompanying notes are an integral part of these statements

ENTERTAINMENT ARTS RESEARCH, INC.
and Subsidiary
(fka) PROPERTY INVESTORS VENTURES, INC.
(A Development stage company beginning November 1, 2008)

Statements of Cash Flows

	For the Three Months Ended December 31, 2009	For the Three Months Ended December 31, 2008	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	Accumulated Deficit During Development Stage 11/01/08 To 09/30/2009
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income (loss)	$ (801,165)	$ (253,003)	$ (1,792,383)	$ (206,313)	$ 252,054	$ (1,019,033)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation	317	12,133	1,034	50,631	175,303	635
Net loss recognized from merged entity			50,008			
Gain on Sale of Property	-	-		(61,398)	-	-
Common stock issued for services	-	-		-	1,050	-
Changes in operating assets and liabilities:						
Tax receivable				32,085	11,000	-
Prepaid expenses decrease	-	-		-		(6,000)
Accrued expense payable	-	-		(127,000)	93,969	-
Accounts payable	(183)	31,805	(10,000)	31,255	550	21,622
Accounts payable – shareholder	(250,000)		-	-		(250,000)
Payroll liabilities	(14,299)		16,584	-		(14,299)
Unearned revenue	-	-	-	(1,600)		-
Net Cash Provided by Operating Activities	(1,065,331)	(209,065)	(1,734,757)	(282,340)	533,926	(1,267,076)
CASH FLOWS FROM INVESTING ACTIVITIES						
Organization Costs	1,665		-			-
Equipment	(1,339)	-	(20,381)	(2,438)	(218,785)	(11,747)
Intellectual property	-		(300,000)			-
Security deposits					(6,500)	-
Net proceeds from sale of property				166,845	-	-
Net Cash Provided by Investing Activities	326		(320,381)	164,407	(225,285)	(11,747)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Common stock issued for cash		-	-	-		-
Preferred stock issued for cash	1,337,500		2,507,500	-		1,337,500
Stock offering costs	(145,500)	-	(261,000)	-		(145,500)
Distribution to subsidiary shareholder		(61,250)	-	(245,000)	(72,000)	-
Loan from shareholder				12,519		-
Repay loan from shareholder	-		(405)		(10,000)	-
Payments on mortgage loan payable	-	-	-	-	(65,817)	-
Net Cash Used in Financing Activities	1,192,000	(61,250)	2,246,095	(232,481)	(147,817)	1,192,000
NET INCREASE (DECREASE) IN CASH	126,995	(270,316)	190,957	(350,414)	160,824	(86,823)
CASH AT BEGINNING OF PERIOD	316,749	526,515	252,788	606,613	445,789	253,174
CASH AT END OF PERIOD	$ 443,745	$ 256,199	$ 443,745	$ 256,199	$ 606,613	$ 166,351
SUPPLEMENTAL CASH FLOW INFORMATION						
CASH PAID FOR:						
Interest	$ -	$ -			$ 1,866	$ -
Income taxes	$ -	$ -			$ -	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES						
Common stock issued to directors for services rendered	$ -	$ -			$ 1,050	

The accompanying notes are an integral part of these statements

Exhibit F/S 12/31/09 Quarterly Financial Statements

ENTERTAINMENT ARTS RESEARCH, INC.
AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of Entertainment Arts Research, Inc and its wholly-owned subsidiaries, Twilight Studio 22, Inc., Strait Gate Games, Inc., and Universe of Faith, Inc. (the "Company"), a development stage company, formerly known as Property Investors Ventures, Inc. The Company was organized as a Corporation under the laws of the State of Nevada effective March 19, 1999. The Company currently has 100,000,000 authorized shares of common stock with a par value of $0.00001. The Company also has 25,000,000 authorized shares of preferred stock with a par value of $0.00001. The Company was organized to acquire and lease property. On November 24, 2008 the Company effected a merger with Entertainment Arts Research, Inc. of Georgia by issuing 67,137,000 common shares. The Company then changed its purpose from real estate rental to video game design and distribution. The Company has eliminated all inter-company transactions in preparing this consolidated statement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is a development stage enterprise effective with the reverse merger of November 24, 2008. The Company has not generated any sales and does not expect to have any significant sales during the next six months. The Company is principally devoting its time to game development and raising additional capital. Accordingly the financial statements have been prepared in accordance with GAAP reporting for development stage enterprises. The Company is reporting a net loss from the development stage of $31,575 for the period November 24, 2008 through December 31, 2008, and $1,792,383 for the twelve months ended December 31, 2009, resulting in accumulated development stage deficit of

$1,823,958.

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 fiscal year.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Concentrations of Credit Risk

The Company's cash accounts at its banks are insured by the FDIC for up to $250,000. Occasionally, the Company's cash balances exceed these insured amounts. At December 31, 2009 and December 31, 2008, the Company's cash balance in its bank accounts exceeded the insured amounts by $193,745 and $6,199, respectively.

Income Taxes

The Company accounts for income taxes under the provisions of GAAP accounting for income taxes, using the liability method. The estimated future tax effect of differences between the basis in assets and liabilities for tax and accounting purposes is accounted for as deferred taxes. GAAP reporting requires a valuation allowance to be established to reduce deferred tax assets if it were more likely than not that all or some portion of such deferred tax assets would not be realized. A full allowance against deferred tax assets was provided as of December 31, 2009 and 2008.

At December 31, 2009 and December 31, 2008, the Company had net operating loss carry forwards of approximately $2,094,689 and $302,306, respectively, which may be offset against future taxable income through 2029. No tax benefits have been reported in the financial statements, because the potential tax benefits of the net operating loss carry forwards are offset by a valuation allowance of the same amount.

Net deferred tax assets (liabilities) consist of the following components:

	2009	2008
Operating loss carry forwards	$ 733,141	$99,761
Valuation allowance	$(733,141)	$(99,761)
Net deferred tax assets (liabilities)	$ -0-	$ -0-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in the future.

e. Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f. Property and Equipment

Property and equipment is stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows: Equipment 5-10 years.

g. Revenue Recognition

The Company will record its revenue from video game design and sales, upon the sale, lease or license of its games.

h. Basic and Diluted Net Income per Share of Common Stock

In accordance with GAAP accounting for earnings per share basic net income per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. At December 31, 2009 and December 31, 2008, the Company did not have any dilutive common share equivalents outstanding.

	Dec. 31, 2009	Dec. 31, 2008
Numerator – income	$ (1,792,383)	$ (263,836)
Denominator – weighted average number of shares outstanding – basic and diluted	75,410,460	56,325,644
Income per share – basic and diluted	$ (0.02)	$ (0.00)

i. Development costs

Development costs are capitalized under IFRS after the product involved has reached a certain degree of technical feasibility. Capitalization ceases and depreciation begins when the product becomes available to customers. The depreciation period of these capitalized assets is between two and five years. Under US GAAP, software development costs are similarly capitalized after the product has reached a certain degree of technological feasibility. However, certain non-software related development costs capitalized under IFRS are not capitalizable under US GAAP and therefore are expensed as incurred. Under IFRS, whenever there is an indication that capitalized development costs may be impaired the recoverable amount of the asset is estimated. An asset is impaired when the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset's net selling price and value in use. Value in use is the present value of estimated discounted future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Under US GAAP, the unamortized capitalized costs of a software product are compared at each balance sheet date to the net realizable value of that product with any excess written off. Net realizable value is defined as the estimated future gross revenues from that product reduced by

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the enterprise's responsibility set forth at the time of sale. The Company uses GAAP accounting for development costs.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2009 and December 31, 2008:

	2009	2008
Equipment	$ 10,408	
Less: accumulated depreciation		(272)
Property and equipment, net	$ 10,136	

Depreciation expense on property and equipment was $ 218 for the year ended December 31, 2009 and $ -0- for the year ended December 31, 2008.

NOTE 4 -EQUITY TRANSACTIONS

Effective January 31, 2007, the Company issued a total of 105,000 shares of common stock to two officers of the Company for services rendered to and for the Company. The shares were given a nominal value of $0.01 per share (or a total value of $1,050) based on the value attributed to the services rendered. Effective November 24, 2008 the Company agreed to a reverse merger with Entertainment Arts Research, Inc. of Georgia whereby the Company issued 67,137,000 shares of common stock in exchange for 100% of the shares of Entertainment Arts Research, Inc. of Georgia. Simultaneous with this agreement, board members and shareholders returned 34,300,000 common shares to the Company, thereby having a net issuance of 32,837,000 common shares. During August of 2009, the Company received 5,000,000 of its Common Class "A" shares in exchange for 5,000,000 of its Common Class "B" shares with super-voting rights of 100 votes per share.

NOTE 5 - FINANCIAL INSTRUMENTS

The Company follows GAAP reporting for the carrying amount of cash equivalents, accounts payable, and accrued expenses. These items approximate fair value due to their short-term nature.

NOTE 6- RELEATED PARTY TRANSACTIONS

In June 2003, the Company's president Harold Kaufman, Jr. loaned the Company $80,000, to finance the construction of the rental real estate. The note was secured by the real estate, and required monthly and annual payments. In November 2007, the Company paid off the note. During the three months ended September 30, 2008 and the year ended December 31, 2007, the Company paid $-0- and $67,683, respectively, in principal and interest to Mr. Kaufman. Payments of $150,000 were made to Gregory Ruff for his services and $70,000 to Doris Ruff the former president. Both payments were approved by the former board of directors.

During December 2008, Joseph Saulter , president and board member advanced $405 to the Company. The amount was repaid by December 31, 2009.

Also, the Company recorded a liability to Joseph Saulter, president and board member of $6,000 for November and December 2008 services and $16,000 to David Hostelley, CFO and board member for contractual services provided during the merger of $10,000 and an additional $6,000 for services rendered in November and December 2008. The $10,000 was paid in January 2009. The remaining amounts were paid August 3, 2009.

On August 6, 2009 the company completed a Merger Agreement with Strait Gate Games,

Inc. of Los Angeles, California owned by Jonathan Eubanks, a director of Entertainment Arts Research, Inc. and now its President. The Company acquired the rights to four games in development for $300,000, with a $50,000 payment due immediately and the balance to be paid in full by December 31, 2009. This amount was paid in full, per the agreement, on December 31, 2009.

NOTE 7 - SUBSEQUENT EVENTS

On December 31, 2009 the Company entered into a joint venture agreement with Legacy Global Group, LLC to develop and market a Role Playing "Second Life" titled Universe of Faith. It provides for a 30% share of profits from Universe of Faith to be paid to Legacy Group, to a total of $650,000. The agreement calls for a monthly advance to be paid to Legacy Group in the amount of $15,000.

On January 15, 2010 the Company completed the Share Exchange Agreement with the principal shareholders of Explain My Surgery, Inc., exchanging all of the issued and outstanding shares of Explain My Surgery with newly issued shares of Series B Preferred Stock, at $0.00001 par value. Explain My Surgery, Inc. owned 2,000,000 Common "A" shares of Entertainment Arts Research, Inc. and upon the acquisition of Explain My Surgery, Inc. those shares were cancelled. Concurrent with the cancellation, Entertainment Arts Research issued 300,000 Common "A" shares to the former shareholders of Explain My Surgery, Inc., proportionately, as a settlement of any known or unknown liabilities.

The Company entered into a Development and Distribution Partnership Agreement with the China Songshan Shaolin Temple Culture Communication Center of the People's Republic of China ("CSSTCCC") on February 8, 2010. The agreement provides for the rights of the Company to develop a variety of Role Play Games that advance the Shaolin Temple and Shaolin Cultural Heritage. The agreement has a term of three years, and provides for royalties to be paid to CSSTCCC.

NOTE 7 - SUBSEQUENT EVENTS (continued)

Concurrent with the Development Agreement, above, the Company entered into a Joint Venture with Bridge Corporation, the owner of Zhengzhou College of Economics (Zhengzhou, China) and CSSTCCC to develop the Shaolin Virtual and Internet games.

Bridge will provide $22,000,000 investment capital for the development of the Shaolin games.

In February of 2010, Entertainment Arts Research sold 20,000 of its Common "A" shares for $140,000.

In March of 2010, the Company entered into a joint venture agreement with Edevent LLC to own a 49% interest in Composite Media Solutions, LLC, to provide development support services to software development companies. The agreement is expected to closed in the second quarter of 2010.

NOTE 8 - GOING CONCERN / DEVELOPMENT STAGE

Since the merger on November 24, 2008 the Company is deemed to be in the development stage. To date the Company's efforts were primarily limited to maintenance of its corporate status. With the development of video games, the Company expects to become viable beginning with the sale of its first game. Becoming viable requires completion of product development and marketing. The Company raised $1,337,500 in the fourth quarter of 2009 through the sale of its Preferred "A" stock. Additionally, the company raised in excess of $500,000 in the first quarter of 2010. These funds should be sufficient until sales are adequate to continue operations.

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

Property Investors Venture Inc.
December 10, 2008

Execution Copy

AGREEMENT AND PLAN OF MERGER

This **AGREEMENT AND PLAN OF MERGER** (this "***Agreement***") has been made as of November 24, 2008, by and among Property Investors' Ventures, Inc., a Nevada corporation (***"PIVV"***), Entertainment Arts Research, Inc., a Nevada corporation and wholly-owned Subsidiary of PIVV (**"*Sub*"**), and Entertainment Arts Research, Inc., a Georgia corporation (***"EARI"***), and the shareholders of EARI, each of whom is identified on Schedule A to this Agreement (the "***EARI Shareholders***").

Whereas, the respective Boards of Directors of PIVV, Sub and EARI have approved the merger, pursuant and subject to the terms and conditions of this Agreement, of Sub with and into EARI (the ***"Merger"***), whereby all of the issued and outstanding shares of the Common Stock of EARI (the "***EARI Common Stock"***) will be converted into the right to receive a specified number of shares of the Common Stock of PIVV (the "***PIVV Common Stock***"); and the parties each desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

Now, Therefore, in consideration of the premises and the representations, warranties and covenants herein contained, the parties agree to effect the Merger on the terms and conditions herein provided and further agree as follows:

ARTICLE 1. DEFINITIONS

1.1 Definitions.

In addition to the other definitions contained in this Agreement, the following terms will, when used in this Agreement, have the following respective meanings:

"***Affiliate***" means a Person that, directly or indirectly, controls, is controlled by, or is under common control with, the referenced party.

"Claim" means any contest, claim, demand, assessment, action, suit, cause of action, complaint, litigation, proceeding, hearing, arbitration, investigation or notice of any of the foregoing involving any Person.

"Closing" means the consummation of the Merger.

"Code" means the Internal Revenue Code of 1986, as amended, together with all rules and regulations promulgated thereunder.

"Constituent Corporations" means EARI and Sub, as the constituent corporations of the Merger.

"GAAP" means United States generally accepted accounting practices.

"GCL" means the Nevada General Corporation Law.

"Person" means and Includes any individual, partnership, corporation, trust, company, unincorporated organization, joint venture or other entity, and any Governmental Entity.

"Record Holder" means a holder of record of EARI Common Stock as shown on the regularly maintained stock transfer records of EARI.

"Subsidiary" means, with respect to any Person, any corporation, partnership, joint venture, trust or other entity of which such Person, directly or indirectly through an Affiliate, owns an amount of voting securities, or possesses other ownership interests, having the power, direct or indirect, to elect a majority of the Board of Directors or other governing body thereof.

"Surviving Corporation" means Sub, as the surviving corporation of the Merger.

"U.S." means the United States of America.

1.2 Interpretation.

In this Agreement, unless the express context otherwise requires:

(a) the words "***herein,"*** ***"hereof"*** and ***"hereunder*** and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) references to ***"Article"*** or "***Section"*** are to the respective Articles and Sections of this Agreement, and references to ***"Exhibit"*** or ***"Schedule"*** are to the respective Exhibits and Schedules annexed hereto;

(c) references to a ***"party"*** means a party to this Agreement and Include references to such party's successors and permitted assigns;

(d) references to a ***"third party"*** means a Person that is neither a Party to this Agreement nor an Affiliate thereof;

(e) the terms ***"dollars"*** and ***"$"*** means U.S. dollars;

(f) terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(g) the masculine pronoun includes the feminine and the neuter, and vice versa, as appropriate in the context; and

(h) wherever the word ***"Include," "Includes"*** or ***"Including*** is used in this Agreement, it will be deemed to be followed by the words "without limitation."

ARTICLE 2. THE MERGER

2.1 Effective Time of the Merger.

Subject to the provisions of this Agreement, the Merger will be consummated by the filing with the Secretary of State of the State of Nevada of articles of merger, in such form as required by, and signed and attested in accordance with, the relevant provisions of the GCL and by the filing with the of the State of Georgia of articles of merger, in such form as required by, and signed and attested in accordance with, the relevant provisions of the laws of the State of Georgia (the time of the filing of such instruments as occurs second or such later time and date as is specified in such filings being the ***"Effective Time"***). It is the intent of the parties to cause such filings to be made no later than the Closing Date.

2.2 Closing.

The Closing will take place at 10:00 a.m., local time, on the earliest date practicable after all of the conditions set forth in Articles 7 and 8 are satisfied or waived by the appropriate party, but in no event later than the applicable date referred to in Section 10.1(d) (the ***"Closing Date"***), unless another time, date or place is agreed to in writing by the parties.

2.3 Effects of the Merger.

By virtue of the Merger and without the necessity of any action by or on behalf of the Constituent Corporations, or either of them:

(a) at the Effective Time, (i) the separate existence of EARI will cease, and EARI will be merged with and into Sub, and (ii) the articles of Incorporation and bylaws of Sub as in effect immediately prior to the Effective Time will be the Articles of Incorporation and bylaws of the Surviving Corporation until thereafter amended; and

(b) at and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well for stock subscriptions as all other things in action or belonging to each of the Constituent Corporations will be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest of each of the Constituent Corporations will be thereafter as effectually be the property of the Surviving Corporation as they were of the respective Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, will not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations will be preserved unimpaired, and all debts, liabilities and duties of the respective Constituent Corporations will thereafter attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts and liabilities had been Incurred or contracted by it.

ARTICLE 3. EFFECT OF MERGER ON CAPITAL STOCK

3.1 Effect on Capital Stock.

As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of EARI Common Stock or of shares of the capital stock of Sub:

(a) ***Capital Stock of Sub.*** Each issued and outstanding share of the capital stock of EARI will be converted into the right to receive one fully paid and non-assessable share of the capital stock of the Surviving Corporation.

(b) ***Exchanged Shares; Merger Consideration.***

(i) ***"Exchanged Shares"*** means all shares of EARI Common Stock issued and outstanding immediately prior to the Effective Time other than shares of EARI Common Stock, if any, held by EARI as treasury stock; and

(ii) The consideration to the EARI Shareholders in the Merger will consist of an aggregate of 67,137,000 shares of PIVV Common Stock (the "Merger Consideration"). The "Merger Consideration" shall be distributed among the EARI Shareholders proportionately in accordance with their shareholdings as set forth on Schedule A hereto.

(c) ***Exchange of Exchanged Shares for Merger Consideration.*** As of the Effective Time, by virtue of the Merger, each issued and outstanding Exchanged Share will be converted into the right to receive the Merger Consideration due in respect thereof, payable, to the Record Holders of Exchanged Shares at the Effective Time. As of the Effective Time, all shares of EARI Common Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any such shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, without interest, upon the surrender of such certificate in accordance with Section 3.2.

3.2 Exchange of Merger Consideration for Exchanged Shares.

(a) ***Exchange.*** On the Closing Date, the holders of all of the EARI Common Stock shall deliver to PIVV certificates or other documents evidencing all of the issued and outstanding EARI Common Stock, duly endorsed in blank or with executed power attached thereto in transferable form. In exchange for all of the EARI Common Stock tendered pursuant hereto, PIVV shall issue to EARI Shareholders the Merger Consideration.

(b) ***No Further Ownership Rights in EARI Common Stock.*** All shares of PIVV Common Stock issued upon the surrender for exchange of shares of EARI Common Stock in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of EARI Common Stock, and there will be no further registration of transfers of the shares of EARI Common Stock (other than shares held directly or indirectly by PIVV) after the Effective Time. If, after the Effective Time, certificates representing EARI Common Stock are presented to the Surviving Corporation or its transfer agent for any reason, such certificates will be cancelled and exchanged as provided by this Article 3.

(c) on the Closing Date each of the then current officers and members of the board of directors of PIVI shall tender their written resignations as officer and/or director of PIVI.

(d) the officers and directors of EARI on the Closing Date shall be the officers and directors of the Surviving Corporation and PIVI on and after the Closing Date.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF EARI

EARI represents and warrants to PIVV and to Sub as follows, as of the date hereof and as of the Closing Date:

4.1 Organization.

EARI is a corporation duly organized, validly existing and in good standing under the laws of Georgia and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign entity in the country or states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the attached Schedules (as hereinafter defined) are complete and correct copies of the articles of incorporation, bylaws and amendments thereto as in effect on the date hereof. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of EARI's articles of incorporation or bylaws. EARI has full power, authority and legal right and has taken all action required by law, its articles of incorporation, bylaws or otherwise to authorize the execution and delivery of this Agreement.

4.2 Capitalization.

The authorized capitalization of EARI consists of 100,000,000 shares of common stock, $.001 par value. As of the date hereof, there are 67,137,000 shares of common stock issued and outstanding. All issued and outstanding Common Stock are fully paid, are nonassessable and not issued in violation of the preemptive rights of any other person. EARI has no other securities, warrants or options authorized or issued.

4.3 Subsidiaries.

EARI has no subsidiaries.

4.4 Tax Matters; Books & Records

(a) The books and records, financial and others, of EARI are in all material respects complete and correct and have been maintained in accordance with good business accounting practices; and

(b) EARI has no liabilities with respect to the payment of any country, federal, state, county, local or other taxes (including any deficiencies, interest or penalties).

(c) EARI shall remain responsible for all debts incurred prior to the closing.

4.5 Title and Related Matters.

EARI has good and marketable title to and is the sole and exclusive owner of all of its properties, video games in development, inventory, interests in properties and assets, real and personal (collectively, the "Assets") free and clear of all liens, pledges, charges or encumbrances. Except as set forth in the Schedules attached hereto, EARI owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with EARI's business. Except as set forth in the attached Schedules, no third party has any right to, and EARI has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of EARI or any material portion of its properties, assets or rights.

4.6 Litigation and Proceedings

There are no actions, suits or proceedings pending or threatened by or against or affecting EARI, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a material adverse effect on the business, operations, financial condition, income or business prospects of EARI. EARI does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

4.7 No Conflict With Other Instruments.

The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which EARI is a party or to which any of its properties or operations are subject.

4.8 Material Contract Defaults.

To the best of EARI's knowledge and belief, it is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of EARI, and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which EARI has not taken adequate steps to prevent such a default from occurring.

4.9 Governmental Authorizations.

To the best of EARI's knowledge, EARI has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by EARI of the transactions contemplated hereby.

4.10 Compliance With Laws and Regulations.

To the best of EARI's knowledge and belief, EARI has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of EARI or would not result in EARI's incurring any material liability.

4.11 Insurance.

EARI does not maintain insurance on any of its assets or operations.

4.12 Approval of Agreement.

The directors of EARI have authorized the execution and delivery of the Agreement and have approved the transactions contemplated hereby.

ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF PIVV

PIVV represents and warrants to EARI, as of the date hereof and as of the Closing Date, as follows:

Corporate Status and Capacity

(a) Incorporation. PIVV is a corporation duly incorporated and validly subsisting under the laws of the State of Nevada, and is in good standing with the office of the Secretary of State for the State of Nevada;

(b) Carrying on Business. PIVV conducts the business as described in the reports filed by PIVV with the Pink OTC Markets Inc. PIVV is not required to register or otherwise be qualified to carry on business in any foreign jurisdiction;

(c) Corporate Capacity. PIVV has the corporate power, capacity and authority to own all assets owned PIVV (the "PIVV Assets") ;

(d) Listing. PIVV's Common Stock is quoted on the Pink Sheets, Inc.

PIVV - Capitalization

(e) Authorized Capital. The authorized capital of PIVV consists of: (i) 100,000,000 shares of PIVV Common Stock, $0.00001 par value, of which 40,065,960 shares of PIVV Common Stock are presently issued and outstanding. All issued and outstanding shares of PIVV Common Stock are legally issued, fully paid and nonassessable and are not issued in violation of the preemptive or other rights of any person;

(f) No Option. No person, firm or corporation has any agreement, warrant or option or any right capable of becoming an agreement or option for the acquisition of PIVV Common Stock or for the purchase, subscription or issuance of any other securities of PIVV;

PIVV - Records and Financial Statements

(g) Charter Documents. The charter documents of PIVV have not been altered since its incorporation, except as filed in the record books of PIVV;

(h) Corporate Minute Books. The corporate minute books of PIVV are complete and each of the minutes contained therein accurately reflect the actions that were taken at a duly called and held meeting or by consent without a meeting. All actions by PIVV which required director or shareholder approval are reflected on the corporate minute books of PIVV. PIVV is not in violation or breach of, or in default with respect to, any term of its Articles of Incorporation (or other charter documents) or by-laws.

(i) PIVV Financial Statements. The PIVV Financial Statements filed by PIVV with the Pink OTC Markets Inc. (the "PIVV Financial Statements") present fairly, in all material respects, the assets and liabilities (whether accrued, absolute, contingent or otherwise) of PIVV, on a consolidated basis, as of the respective dates thereof, and the sales and earnings of the PIVV business during the periods covered thereby, in all material respects and have been prepared in substantial accordance with generally accepted accounting principles consistently applied. As of the Closing date, PIVV shall have a minimum of $244,000 in readily available cash or cash equivalent(s), after the making the payments referred to in subsection (p) below);

(j) PIVV Accounts Payable and Liabilities. There are no liabilities, contingent or otherwise, of PIVV which are not disclosed in Schedule "A" hereto or reflected in the PIVV Financial Statements and PIVV has not guaranteed or agreed to guarantee any debt, liability or other obligation of any person, firm or corporation. Without limiting the generality of the foregoing, all accounts payable and liabilities of PIVV as of October 31, 2008 are described in Schedule "A" hereto;

(k) PIVV Accounts Receivable. All the PIVV Accounts Receivable (listed on the PIVV Financial Statements) result from bona fide business transactions and services actually rendered without, to the knowledge and belief of PIVV, any claim by the obligor for set-off or counterclaim;

(l) PIVV Bank Accounts. All of the PIVV Bank Accounts, their location, numbers and the authorized signatories thereto are as set forth in Schedule "C" hereto;

(m) No Debt to Related Parties. PIVV is not, and on Closing will not be, indebted to any affiliate, director or officer of PIVV;

(n) No Related Party Debt to PIVV. No director or officer or affiliate of PIVV is now indebted to or under any financial obligation to PIVV on any account whatsoever;

(o) No Dividends. No dividends or other distributions on any shares in the capital of PIVV have been made, declared or authorized since the date of PIVV Financial Statements;

(p) No Payments. No payments of any kind have been made or authorized since the date of the PIVV Financial Statements to or on behalf of officers, directors, shareholders or employees of PIVV or under any management agreements with PIVV, except the bonus payment made to Harold Kaufman as disclosed in the footnote in the financial statements dated June 30th, 2008 and the bonus payments made of $70,000 to Doris Ruff and $10,000 to Stacy Bleiweis, and a consulting and finders fee payment to Gregory Ruff of $150,000.

(q) No Pension Plans. There are no pension, profit sharing, group insurance or similar plans or other deferred compensation plans affecting PIVV;

(r) No Adverse Events. Since the date of the PIVV Financial Statements

(i) there has not been any adverse change in the financial position or condition of PIVV, its liabilities or the PIVV Assets or any damage, loss or other change in circumstances affecting PIVV, the PIVV business or the PIVV Assets or PIVV's right to carry on the PIVV business, other than changes in the ordinary course of business,

(ii) there has not been any damage, destruction, loss or other event (whether or not covered by insurance) adversely affecting PIVV, the PIVV business or the PIVV Assets,

(iii)there has not been any increase in the compensation payable or to become payable by PIVV to any of PIVV's officers, employees or agents or any bonus, payment or arrangement made to or with any of them other than mentioned herein,

(iv)the PIVV business has been and continues to be carried on in the ordinary course,

(v) PIVV has not waived or surrendered any right of material value,

(vi)PIVV has not discharged or satisfied or paid any lien or encumbrance or obligation or liability other than current liabilities in the ordinary course of business, and

(vii) the only capital expenditures PIVV has made are the purchase of a lap top and desk computer which will remain with PIVV's directors.

PIVV - Income Tax Matters

(s) Tax Returns. All tax returns and reports of PIVV required by law to be filed have been filed and are true, complete and correct, and any taxes payable in accordance with any return filed by PIVV or in accordance with any notice of assessment or reassessment issued by any taxing authority have been so paid;

(t) Current Taxes. Adequate provisions have been made for taxes payable for the current period for which tax returns are not yet required to be filed and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of, any tax, governmental charge or deficiency by PIVV. There are no contingent tax liabilities or any grounds which would prompt a reassessment including aggressive treatment of income and expenses in filing earlier tax returns;

PIVV - Applicable Laws and Legal Matters

(u) Licenses. PIVV holds all licenses and permits as may be requisite for carrying on its business in the manner in which it has heretofore been carried on, which licenses and permits have been maintained and continue to be in good standing except where the failure to obtain or maintain such licenses or permits would not have an adverse effect on the its business;

(v) Applicable Laws. PIVV has not been charged with or received notice of breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which they are subject or which apply to them the violation of which would have an adverse effect on its business (greater than $250), and to PIVV's knowledge, PIVV is not in breach of any laws, ordinances, statutes, regulations, bylaws, orders or decrees the contravention of which would result in an adverse impact on its business;

(w) Pending or Threatened Litigation. There is no litigation or administrative or governmental proceeding pending or threatened against or relating to PIVV, its business, or any of the PIVV Assets nor does PIVV have any knowledge after due investigation of any deliberate act or omission of PIVV that would form any basis for any such action or proceeding;

(x) No Bankruptcy. PIVV has not made any voluntary assignment or proposal under applicable laws relating to insolvency and bankruptcy and no bankruptcy petition has been filed or presented against PIVV and no order has been made or a resolution passed for the winding-up, dissolution or liquidation of PIVV;

(y) Labor Matters. PIVV is not party to any collective agreement relating to its business with any labor union or other association of employees and no part of its business has been certified as a unit appropriate for collective bargaining or, to the best knowledge of PIVV, has made any attempt in that regard;

(z) Finder's Fees. PIVV has agreed to pay Gregory Ruff or his consulting company, SADA corporation, a finders and consulting fee in the amount of $150,000 upon the signed execution and delivery of this agreement;

Execution and Performance of Agreement

(aa) Authorization and Enforceability. The completion of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of PIVV;

(bb) No Violation or Breach. The execution and performance of this Agreement will not:

(i)violate the charter documents of PIVV or result in any breach of, or default under, any loan agreement, mortgage, deed of trust, or any other agreement to which PIVV is a party,

(ii)give any person any right to terminate or cancel any agreement including, without limitation, any material contract(s) of PIVV, or any right or rights enjoyed by PIVV,

(iii)result in any alteration of PIVV's obligations under any agreement to which PIVV is a party including, without limitation, any material contract(s) of PIVV,

(iv)result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favor of a third party upon or against PIVV's assets,

(v)result in the imposition of any tax liability to PIVV relating to PIVV's assets, or

(vi)violate any court order or decree to which PIVV is subject;

PIVV Assets - Ownership and Condition

(cc) Business Assets. PIVV's assets comprise all of the property and assets of PIVV's business, and no other person, firm or corporation owns any assets used by PIVV in operating its business, whether under a lease, rental agreement or other arrangement, other than as disclosed in Schedules "E" or "H" hereto;

(dd) Title. PIVV is the legal and beneficial owner of its assets, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever, save and except as disclosed in Schedules "E" or "H" hereto;

(ee) No Option. No person, firm or corporation has any agreement or option or a right capable of becoming an agreement for the purchase of any of PIVV's assets;

(ff) PIVV Insurance Policies. PIVV does not maintain the public liability insurance and insurance against loss or damage to its assets and PIVV's business;

(gg) PIVV Material Contracts. PIVV's material contracts listed in Schedule "I" constitute all of the material contracts of PIVV;

(hh) No Default. There has not been any default in any obligation of PIVV or any other party to be performed under any of PIVV's material contracts, each of which is in good standing and in full force and effect and unamended (except as disclosed in Schedule "I" hereto), and PIVV is not aware of any default in the obligations of any other party to any of PIVV's material contracts;

(ii) No Compensation on Termination. There are no agreements, commitments or understandings relating to severance pay or separation allowances on termination of employment of any employee of PIVV other than the bonus, finder and consulting fees mentioned herein. PIVV is not obliged to pay benefits or share profits with any employee after termination of employment except as required by law;

PIVV Assets - PIVV Equipment

(jj) PIVV Equipment. PIVV's equipment has been maintained in a manner consistent with that of a reasonably prudent owner and such equipment is in good working condition;

PIVV Assets - PIVV Goodwill and Other Assets

(kk) PIVV Goodwill. PIVV does not carry on its business under any other business or trade names. PIVV does not have any knowledge of any infringement by PIVV of any patent, trademarks, copyright or trade secret;

PIVV Business

(ll) Maintenance of Business. Since the date of the PIVV Financial Statements, PIVV has not entered into any agreement or commitment except as disclosed herein;

(mm) Subsidiaries. PIVV has a wholly own subsidiaries Entertainment Arts Research Inc. of Nevada and does not otherwise own, directly or indirectly, any shares or interest in any other corporation, partnership, joint venture or firm; and

PIVV – Common Stock

(nn) PIVV Common Stock. The PIVV Common Stock when delivered to its Shareholders shall be validly issued and outstanding as fully paid and non-assessable shares and the PIVV Common Stock shall be transferable upon the books of PIVV, in all cases subject to the provisions and restrictions of all applicable securities laws.

(oo) Survival. The representations and warranties herein will be true at and as of the date hereof in all material respects. Notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases a party from any such representation or warranty) or any investigation made by EARI and the EARI Shareholders, the representations and warranties made herein shall survive the Closing and be effective for a period of twelve months (12) months from the date hereof.

(pp) Information. The information concerning PIVV as set forth in this Agreement and in the attached Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made in light of the circumstances under which they were made, not misleading.

ARTICLE 6. SPECIAL COVENANTS

6.1 Access to Properties and Records.

Prior to closing, PIVV and EARI will each afford to the officers and authorized representatives of the other full access to the properties, books and records of each other, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other and each will furnish the other with such additional financial and operating data and other information as to the business and properties of each other, as the other shall from time to time reasonably request.

6.2 Availability of Rule 144.

Shareholders of PIVV and EARI Shareholders holding "restricted securities," as that term is defined in Rule 144 promulgated pursuant to the Securities Act recognize that such shares will remain as "restricted securities". PIVV is under no obligation to register such shares under the Securities Act, or otherwise. The stockholders of EARI holding restricted securities of EARI as of the date of this Agreement and their respective heirs, administrators, personal representatives, successors and assigns, are intended third party beneficiaries of the provisions set forth herein. The covenants set forth in this Section 6.2 shall survive the Closing and the consummation of the transactions herein contemplated.

6.3 The Stock Merger Consideration.

The consummation of this Agreement, Including the issuance of the PIVV Common Stock to the EARI Shareholders as contemplated hereby, constitutes the offer and sale of securities under the Securities Act, and applicable state statutes. Such transaction shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes that depend, inter alia, upon the circumstances under which the EARI Shareholders acquire such securities. The Surviving Corporation will prepare and file all required notices and forms and deliver them to the appropriate agencies in a timely fashion to legally validate the issuance of the PIVV Common Stock to the EARI shareholders.

6.4 Third Party Consents.

PIVV and EARI agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein contemplated.

6.5 Actions Prior to Closing.

(a) From and after the date of this Agreement until the Closing Date, except as permitted or contemplated by this Agreement, PIVV and EARI will each use its best efforts to:

(i) maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty; and

(ii) perform in all material respects all of its obligations under material contracts, leases and instruments relating to or affecting its assets, properties and business.

(b) From and after the date of this Agreement until the Closing Date, PIVV will not, without the prior consent of EARI:

(i) except as otherwise specifically set forth herein, make any change in its articles of Incorporation or bylaws;

(ii) declare or pay any dividend on its outstanding Common Shares, except as may otherwise be required by law, or effect any stock split or otherwise change its capitalization, except as provided herein;

(iii) enter into or amend any employment, severance or agreements or arrangements with any directors or officers;

(iv) grant, confer or award any options, warrants, conversion rights or other rights not existing on the date hereof to acquire any Common Shares; or

(v) purchase or redeem any PIVV Common Stock.

6.6 Indemnification.

(a) PIVV hereby agrees to indemnify EARI, each of the officers, agents and directors and current shareholders of EARI as of the Closing Date against any loss, liability, claim, damage or expense (Including, but not limited to, any and all expense whatsoever reasonably Incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject to or rising out of or based on any material inaccuracy appearing in or misrepresentation made in this Agreement by PIVV. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement; and

(b) EARI and each EARI Shareholder, jointly and severally, agrees to indemnify PIVV, each of the officers, agents, directors and current shareholders of PIVV as of the Closing Date against any loss, liability, claim, damage or expense (Including, but not limited to, any and all expense whatsoever reasonably Incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement by EARI or a EARI Shareholder. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

6.7 EARI Shareholder Representations. Each of the EARI Shareholders represents and warrants as follows:

(a) each of the EARI Shareholders has not been formed solely for the purpose of acquiring the PIVV Common Stock. Each EARI Shareholder is not a registered broker-dealer under Section 15 of the Exchange Act.

(b) each of the EARI Shareholders are knowledgeable and experienced in finance and business matters and thus they are able to evaluate the risks and merits of acquiring the shares of Common Stock of PIVV, and/or each has a pre-existing relationship with EARI;

(c) each of the EARI Shareholders are able to bear the economic risk of purchasing the PIVV common stock;

(d) PIVV has provided the EARI Shareholders with access to the type of information normally provided in a prospectus;

(e) PIVV did not use any form of public solicitation or general advertising in connection with the issuance of the shares;

(f) the transactions contemplated hereby are bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the 1933 Act);

(g) each of the EARI Shareholders understands and acknowledges that none of the PIVV Common Stock has been registered under the Securities Act. Each EARI Shareholder is acquiring the PIVV Common Stock as principal for its own account and not with a view to or for distributing or reselling such securities or any part thereof, without prejudice, however, to such EARI Shareholder's right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such EARI Shareholder to hold the securities for any period of time. Such EARI Shareholder is acquiring the PIVV Common Stock hereunder in the ordinary course of its business. Such EARI Shareholders does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the PIVV Common Stock.

(h) Each EARI Shareholder has good, valid and marketable title to the EARI Shares set forth opposite his or its name on Schedule A, free and clear of any covenant, condition, restriction, voting arrangement, charge, security interest, option or adverse claim, other than restrictions on transfer under federal and applicable state securities laws. Upon delivery of certificates representing the EARI Shares and payment of the Merger Consideration pursuant hereto, PIVV will acquire good and marketable title to the EARI shares, free and clear of any security interest, restrictions or claims

(i) Each EARI Shareholder possesses the legal right and capacity to execute, deliver and perform this Agreement, without obtaining any approval, authorization, consent or waiver or giving any notice. The EARI Shareholders have taken all shareholder action required by applicable law, the EARI's Articles of Incorporation, By-laws or otherwise, required to be taken to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement and all other documents to which a EARI Shareholder is a party have been, or will be, duly executed and delivered by the EARI Shareholders and constitute the legal, valid and binding obligations of the EARI Shareholder which is a party thereto, enforceable against such Shareholder in accordance with their respective terms, except to the extent such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, receivership, fraudulent conveyance or similar laws affecting or relating to the enforcement of creditors' rights generally, and by equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(j) No notice to, consent, authorization or approval of, or exemption by, any governmental or public body or authority is required in connection with the execution, delivery and performance by the EARI Shareholders of this Agreement or any other documents to be delivered in connection herewith ("Transaction Documents") to which a EARI Shareholder is a party, or the taking of any action herein contemplated; and no notice to, consent, authorization or approval of, any Person under any agreement, arrangement or commitment of any nature to which a EARI Shareholder is party to, or by which the EARI Common Shares or the assets of EARI are bound by or subject to, or from which the EARI receives or is entitled to receive a benefit, is required in connection with the execution, delivery and performance by the EARI Shareholders of this Agreement or any other Transaction Documents to which a EARI Shareholder is a party, or the taking of any action herein contemplated.

ARTICLE 7. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PIVV AND SUB

The obligations of PIVV and Sub under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

7.1 Accuracy of Representations.

The representations and warranties made by EARI and the EARI Shareholders in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at the Closing Date (except for changes therein permitted by this Agreement), and EARI and the EARI Shareholders shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing.

7.2 Director Approval.

The Board of Directors of PIVV shall have approved this Agreement and the transactions contemplated herein.

7.3 Officer's Certificate.

PIVV shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized officer of EARI to the effect that: (a) the representations and warranties of EARI and the EARI Shareholders set forth in the Agreement and in all exhibits, schedules and other documents furnished in connection herewith are in all material respects true and correct as if made on the Effective Date; (b) EARI and the EARI Shareholders have performed all covenants, satisfied all conditions, and complied with all other terms and provisions of this Agreement to be performed, satisfied or complied with by them as of the Effective Date; (c) since such date and other than as previously disclosed to PIVV, EARI has not entered into any material transaction other than transactions which are usual and in the ordinary course if its business; and (d) no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of EARI, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the EARI Schedules, by or against EARI which might result in any material adverse change in any of the assets, properties, business or operations of EARI.

7.4 No Material Adverse Change.

Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of EARI.

7.5 Other Items.

PIVV shall have received such further documents, certificates or instruments relating to the transactions contemplated hereby as PIVV may reasonably request.

ARTICLE 8. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EARI AND THE EARI SHAREHOLDERS

The obligations of EARI and the EARI Shareholders under this Agreement are subject to the satisfaction, at or before the Closing date (unless otherwise indicated herein), of the following conditions:

8.1 Accuracy of Representations.

The representations and warranties made by PIVV in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and PIVV shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by PIVV prior to or at the Closing. EARI shall have been furnished with a certificate, signed by a duly authorized executive officer of PIVV and dated the Closing Date, to the foregoing effect.

8.2 No Material Adverse Change.

Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of PIVV.

8.3 Director Approval.

The Board of Directors of PIVV shall have approved this Agreement and the transactions contemplated herein.

8.4 Bank Accounts.

As of the Closing, PIVV shall have a minimum of $244,000 in readily available cash or cash equivalent(s) in its bank accounts, which amount shall remain in the PIVV bank accounts after the Closing. PIVV shall accommodate the signature transfers to the new officers and directors as a result of the transactions contemplated hereby.

8.3 Cancellation of PIVV Common Stock.

As of the Closing, shares representing 33,900,000 of PIVV Common Stock shall be cancelled and returned to treasury, such that as of the Closing PIVV shall have 6,165,960 shares of PIVV Common Stock outstanding immediately preceding the Closing of the transactions contemplated hereby. PIVV shall provide written evidence documenting the foregoing.

ARTICLE 9. TERMINATION

9.1 Termination Rights.

(a) This Agreement may be terminated by the board of directors of either PIVV or EARI, respectively, at any time prior to the Closing Date if:

(i) there shall be any action or proceeding before any court or any governmental body which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement and which, in the judgment of such board of directors, made in good faith and based on the advice of its legal counsel, makes it inadvisable to proceed with the exchange contemplated by this Agreement; or

(ii) any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions.

In the event of termination pursuant to this paragraph (a), no obligation, right, or liability shall arise hereunder and each party shall bear all of the expenses Incurred by it in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

(b) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of PIVV if EARI or any EARI Shareholder shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of EARI or the EARI Shareholders contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to EARI. If this Agreement is terminated pursuant to this paragraph (b), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

(c) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of EARI if PIVV shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of PIVV contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to PIVV If this Agreement is terminated pursuant to this paragraph (d), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

(d) In the event of termination pursuant to paragraph (b) and (c) hereof, the breaching party shall bear all of the expenses Incurred by the other party in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

ARTICLE 10. MISCELLANEOUS

10.1 Brokers and Finders.

PIVI agrees to pay Gregory Ruff of Spokane, WA., or his consulting company, SADA corporation, a Nevada corporation, a finders and consulting fee for past services rendered of $150,000 immediately prior to the closing of the transactions contemplated herein. PIVI and EARI represent and warrant there are no other finder or consulting fees to be paid to anyone else.

10.2 Law, Forum and Jurisdiction.

This agreement shall be construed and interpreted in accordance with the laws of the State of Georgia or Washington, United States of America, and the State of Georgia or Washington shall be the exclusive jurisdiction for all disputes arising out of this Agreement.

10.3 Notices.

Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

If to PIVV: Property Investors' Ventures, Inc.
c/o Greg Ruff
6411 South Euer Street
Spokane Washington 99223

If to EARI: Entertainment Arts Research, Inc.
7249 Misty Harbor Court
Stone Mountain, Georgia 30087
Phone: (404) 606-7383
Attention: Joseph Saulter

or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

10.3 Attorneys' Fees.

In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, Including reasonable attorneys' fees, Incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

10.4 Confidentiality.

Each party hereto agrees with the other party that, unless and until the transactions contemplated by this Agreement have been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other party, and shall not use such data or information or disclose the same to others, except: (i) to the extent such data is a matter of public knowledge or is required by law to be published; and (ii) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

10.5 Schedules; Knowledge.

Each party is presumed to have full knowledge of all information set forth in the other party's schedules delivered pursuant to this Agreement.

10.6 Third Party Beneficiaries.

This contract is solely among the parties hereto and except as specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

10.7 Entire Agreement.

This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understanding, agreements, representations or warranties, written or oral, except as set forth herein. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

10.8 Survival; Termination.

The representations, warranties and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated for 18 months.

10.9 Counterparts.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

10.10 Amendment or Waiver.

Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.

10.11 Expenses.

Each party herein shall bear all of their respective cost s and expenses Incurred in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation thereof.

10.12 Headings; Context.

The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

10.13 Benefit.

This Agreement shall be binding upon and shall inure only to the benefit of the parties hereto, and their permitted assigns hereunder. This Agreement shall not be assigned by any party without the prior written consent of the other party.

10.14 Public Announcements.

Except as may be required by law, neither party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other party hereto.

10.15 Severability.

In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

10.16 Failure of Conditions; Termination.

In the event of any of the conditions specified in this Agreement shall not be fulfilled on or before the Closing Date, either of the parties have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Agreement. In such event, the party that has failed to fulfill the conditions specified in this Agreement will liable for the other parties' legal fees. The election to proceed shall not affect the right of such electing party reasonably to require the other party to continue to use its efforts to fulfill the unmet conditions.

10.17 No Strict Construction.

The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

10.18 Execution Knowing and Voluntary.

In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprized by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

10.19 Amendment.

At any time after the Closing Date, this Agreement may be amended by both parties, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.

[Signature page follows]

In Witness Whereof, PIVV, Sub and EARI, each pursuant to the approval and authority duly given, as well as the EARI Shareholders, have caused this Agreement and Plan of Merger to be executed as of the date first above written.

Entertainment Arts Research, Inc.
(a Georgia Corporation)

By: ______________________
Joseph Saulter, President

Property Investors Ventures, Inc.

By: ______________________
Doris Ruff, President

Entertainment Arts Research, Inc.
(a Nevada Corporation)

By: ______________________

EARI Shareholders

David Hostelley	Date	Joseph Saulter	Date
Nate Nestler	Date	Bill Blakesley	Date
Jeff Stein	Date	Stephen Sherman	Date
Donald Esposito	Date	Kevin J. Gillis	Date
George Rizo's	Date	Dr. David Holness	Date
George Bonetti	Date	Jonathan E. Eubanks	Date
Peter Gray	Date	Lex Suvanto	Date
Robert Stillman	Date	Joe Gardner	Date
William Decosta	Date	Ola Gardner	Date
Charlene Saulter	Date	Cliff Lovette	Date

____________________	__________	____________________	__________
Carl Varnado	Date	Renee Graham	Date
Roderick Woodruff	Date	John Walker	Date
Leslie Jarvis	Date	Kevin Brown	Date
Steve Freidman	Date	Aaron Berson	Date
		Allison Berson (Joint Ownership)	Date

Explain My Surgery, Inc.

By:____________________
Name:__________________ Date
Title:__________________

KR Investments, LLC

By:____________________
Name:__________________ Date
Title:__________________

Fine Line Strategies, LLC

By:____________________
Name:__________________
Title:__________________

SCHEDULE A

EARI SHAREHOLDERS

Name of EARI Shareholder	Shares of EARI Common Stock	Shares of PIVV Common Stock
Joseph Saulter	34,603,000	34,603,000
Bill Blakesley	5,000,000	5,000,000
Stephen Sherman	150,000	150,000
Kevin J. Gillis	350,000	350,000
Dr. David Holness	100,000	100,000
Jonathan E. Eubanks	1,000,000	1,000,000
Lex Suvanto	100,000	100,000
Joe Gardner	100,000	100,000
Ola Gardner	200,000	200,000
Cliff Lovette	100,000	100,000
Renee Graham	100,000	100,000
John Walker	100,000	100,000
Charlene Saulter	200,000	200,000
Carl Varnado	100,000	100,000
Roderick Woodruff	50,000	50,000
Leslie Jarvis	100,000	100,000
David Hostelley	500,000	500,000
Nate Nestler	100,000	100,000
Kevin Brown	100,000	100,000
KR Investments, LLC	10,150,000	10,150,000
Aaron and Allison Berson (Joint Ownership)	5,000,000	5,000,000
Steve Freidman	5,000,000	5,000,000
Fine Line Strategies, LLC	1,000,000	1,000,000
Explain My Surgery, Inc.	2,000,000	2,000,000
Jeff Stein	250,000	250,000
Donald Esposito	125,000	125,000
George Rizo's	326,000	326,000
George Bonetti	28,000	28,000
Peter Gray	41,000	41,000
Robert Stillman	7,000	7,000
William Decosta	157,000	157,000

STATE OF NEVADA

ROSS MILLER
Secretary of State



SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

December 10, 2008

Job Number: C20081210-1287
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20080803117-00	Merge In	31 Pages/1 Copies



Respectfully,



ROSS MILLER
Secretary of State

Certified By: Robert Sandberg
Certificate Number: C20081210-1287
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20080803117-00
Ross Miller Secretary of State State of Nevada	Filing Date and Time 12/10/2008 11:19 AM
	Entity Number E0714012008-6

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to Nevada Revised Statutes Chapter 92A)
(excluding 92A.200(4b))

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than four merging entities, check box ☐ and attach an 81/2" x 11" blank sheet containing the required information for each additional entity.

Entertainment Arts Research, Inc.
Name of merging entity

Georgia — Jurisdiction
Corporation — Entity type *

Name of merging entity

Jurisdiction
Entity type *

Name of merging entity

Jurisdiction
Entity type *

Name of merging entity

Jurisdiction
Entity type *

and,

Entertainment Arts Research, Inc.
Name of surviving entity

Nevada — Jurisdiction
Corporation — Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.1 90):

Attn: Entertainment Arts Research, Inc.

c/o: Jeffrey Stein
Berkman, Henoch, Peterson & Peddy, P.C.
100 Garden City Plaza
Garden City, N.Y. 11530

3) (Choose one)

☒ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

☐ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180)

4) Owner's approval (NRS 92A.200)(options a, b, or c must be used, as applicable, for each entity) (If there are more than four merging entities, check box ☐ and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity):

(a) Owner's approval was not required from

N/A
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

Entertainment Arts Research, Inc. (a Georgia Corporation)
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Entertainment Arts Research, Inc. (a Nevada Corporation)
Name of surviving entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

N/A
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4298
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

N/A

6) Location of Plan of Merger (check a or b):

☐ (a) The entire plan of merger is attached;

or,

☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional):**

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

** A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).

This form must be accompanied by appropriate fees.



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

ABOVE SPACE IS FOR OFFICE USE ONLY

8) **Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)***

(If there are more than four merging entities, check box ☐ and attach an 8 ½" x 11" blank sheet containing the required information for each additional entity.):

Entertainment Arts Research, Inc. (a Georgia Corporation)
Name of merging entity

[signature] President 12-5-08
Signature Title Date

Name of merging entity

Signature Title Date

Name of merging entity

Signature Title Date

Name of merging entity

Signature Title Date

Entertainment Arts Research, Inc. (a Nevada Corporation)
Name of surviving entity

Signature Title Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

TOTAL P.003



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684-5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

ABOVE SPACE IS FOR OFFICE USE ONLY

6) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

(If there are more than four merging entities, check box ☐ and attach an 8 ½" x 11" blank sheet containing the required information for each additional entity.):

Entertainment Arts Research, Inc. (a Georgia Corporation)
Name of merging entity

Signature ____________ President
Title ____________ Date ____________

Name of merging entity

Signature ____________ Title ____________ Date ____________

Name of merging entity

Signature ____________ Title ____________ Date ____________

Name of merging entity

Signature ____________ Title ____________ Date ____________

Entertainment Arts Research, Inc. (a Nevada Corporation)
Name of surviving entity

Daniel M Ruff
Signature ____________ Title ____________ Date 12-3-08

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM Merger Page 6
Revised on 10/03

Dec. 5. 2008 7:45AM No.7048 P. 3

DEC-04-2008 20:28 HERKMAN & HENOCH P.003/003

Execution Copy

AGREEMENT AND PLAN OF MERGER

This **AGREEMENT AND PLAN OF MERGER** (this "***Agreement***") has been made as of November 24, 2008, by and among Property Investors' Ventures, Inc., a Nevada corporation ("***PIVV***"), Entertainment Arts Research, Inc., a Nevada corporation and wholly-owned Subsidiary of PIVV ("***Sub***"), and Entertainment Arts Research, Inc., a Georgia corporation ("***EARI***"), and the shareholders of EARI, each of whom is identified on Schedule A to this Agreement (the "***EARI Shareholders***").

Whereas, the respective Boards of Directors of PIVV, Sub and EARI have approved the merger, pursuant and subject to the terms and conditions of this Agreement, of Sub with and into EARI (the "***Merger***"), whereby all of the issued and outstanding shares of the Common Stock of EARI (the "***EARI Common Stock***") will be converted into the right to receive a specified number of shares of the Common Stock of PIVV (the "***PIVV Common Stock***"); and the parties each desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

Now, Therefore, in consideration of the premises and the representations, warranties and covenants herein contained, the parties agree to effect the Merger on the terms and conditions herein provided and further agree as follows:

ARTICLE 1. DEFINITIONS

1.1 Definitions.

In addition to the other definitions contained in this Agreement, the following terms will, when used in this Agreement, have the following respective meanings:

"***Affiliate***" means a Person that, directly or indirectly, controls, is controlled by, or is under common control with, the referenced party.

"***Claim***" means any contest, claim, demand, assessment, action, suit, cause of action, complaint, litigation, proceeding, hearing, arbitration, investigation or notice of any of the foregoing involving any Person.

"***Closing***" means the consummation of the Merger.

"***Code***" means the Internal Revenue Code of 1986, as amended, together with all rules and regulations promulgated thereunder.

"***Constituent Corporations***" means EARI and Sub, as the constituent corporations of the Merger.

"***GAAP***" means United States generally accepted accounting practices.

"***GCL***" means the Nevada General Corporation Law.

"***Person***" means and includes any individual, partnership, corporation, trust, company, unincorporated organization, joint venture or other entity, and any Governmental Entity.

"Record Holder" means a holder of record of EARI Common Stock as shown on the regularly maintained stock transfer records of EARI.

"Subsidiary" means, with respect to any Person, any corporation, partnership, joint venture, trust or other entity of which such Person, directly or indirectly through an Affiliate, owns an amount of voting securities, or possesses other ownership interests, having the power, direct or indirect, to elect a majority of the Board of Directors or other governing body thereof.

"Surviving Corporation" means Sub, as the surviving corporation of the Merger.

"U.S." means the United States of America.

1.2 Interpretation.

In this Agreement, unless the express context otherwise requires:

(a) the words *"herein," "hereof"* and *"hereunder* and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) references to *"Article"* or *"Section"* are to the respective Articles and Sections of this Agreement, and references to *"Exhibit"* or *"Schedule"* are to the respective Exhibits and Schedules annexed hereto;

(c) references to a *"party"* means a party to this Agreement and Include references to such party's successors and permitted assigns;

(d) references to a *"third party"* means a Person that is neither a Party to this Agreement nor an Affiliate thereof;

(e) the terms *"dollars"* and *"$"* means U.S. dollars;

(f) terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(g) the masculine pronoun includes the feminine and the neuter, and vice versa, as appropriate in the context; and

(h) wherever the word *"Include," "Includes"* or *"Including* is used in this Agreement, it will be deemed to be followed by the words "without limitation."

ARTICLE 2. THE MERGER

2.1 Effective Time of the Merger.

Subject to the provisions of this Agreement, the Merger will be consummated by the filing with the Secretary of State of the State of Nevada of articles of merger, in such form as required by, and signed and attested in accordance with, the relevant provisions of the GCL and by the filing with the of the State of Georgia of articles of merger, in such form as required by, and signed and attested in accordance with, the relevant provisions of the laws of the State of Georgia (the time of the filing of such instruments as occurs second or such later time and date as is specified in such filings being the *"Effective Time"*). It is the intent of the parties to cause such filings to be made no later than the Closing Date.

2.2 Closing.

The Closing will take place at 10:00 a.m., local time, on the earliest date practicable after all of the conditions set forth in Articles 7 and 8 are satisfied or waived by the appropriate party, but in no event later than the applicable date referred to in Section 10.1(d) (the ***"Closing Date"***), unless another time, date or place is agreed to in writing by the parties.

2.3 Effects of the Merger.

By virtue of the Merger and without the necessity of any action by or on behalf of the Constituent Corporations, or either of them:

(a) at the Effective Time, (i) the separate existence of EARI will cease, and EARI will be merged with and into Sub, and (ii) the articles of Incorporation and bylaws of Sub as in effect immediately prior to the Effective Time will be the Articles of Incorporation and bylaws of the Surviving Corporation until thereafter amended; and

(b) at and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well for stock subscriptions as all other things in action or belonging to each of the Constituent Corporations will be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest of each of the Constituent Corporations will be thereafter as effectually be the property of the Surviving Corporation as they were of the respective Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, will not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations will be preserved unimpaired, and all debts, liabilities and duties of the respective Constituent Corporations will thereafter attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts and liabilities had been Incurred or contracted by it.

ARTICLE 3. EFFECT OF MERGER ON CAPITAL STOCK

3.1 Effect on Capital Stock.

As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of EARI Common Stock or of shares of the capital stock of Sub:

(a) ***Capital Stock of Sub.*** Each issued and outstanding share of the capital stock of EARI will be converted into the right to receive one fully paid and non-assessable share of the capital stock of the Surviving Corporation.

(b) *Exchanged Shares; Merger Consideration.*

(i) *"Exchanged Shares"* means all shares of EARI Common Stock issued and outstanding immediately prior to the Effective Time other than shares of EARI Common Stock, if any, held by EARI as treasury stock; and

(ii) The consideration to the EARI Shareholders in the Merger will consist of an aggregate of 67,137,000 shares of PIVV Common Stock (the "Merger Consideration"). The "Merger Consideration" shall be distributed among the EARI Shareholders proportionately in accordance with their shareholdings as set forth on Schedule A hereto.

(c) *Exchange of Exchanged Shares for Merger Consideration.* As of the Effective Time, by virtue of the Merger, each issued and outstanding Exchanged Share will be converted into the right to receive the Merger Consideration due in respect thereof, payable, to the Record Holders of Exchanged Shares at the Effective Time. As of the Effective Time, all shares of EARI Common Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any such shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, without interest, upon the surrender of such certificate in accordance with Section 3.2.

3.2 Exchange of Merger Consideration for Exchanged Shares.

(a) *Exchange.* On the Closing Date, the holders of all of the EARI Common Stock shall deliver to PIVV certificates or other documents evidencing all of the issued and outstanding EARI Common Stock, duly endorsed in blank or with executed power attached thereto in transferable form. In exchange for all of the EARI Common Stock tendered pursuant hereto, PIVV shall issue to EARI Shareholders the Merger Consideration.

(b) *No Further Ownership Rights in EARI Common Stock.* All shares of PIVV Common Stock issued upon the surrender for exchange of shares of EARI Common Stock in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of EARI Common Stock, and there will be no further registration of transfers of the shares of EARI Common Stock (other than shares held directly or indirectly by PIVV) after the Effective Time. If, after the Effective Time, certificates representing EARI Common Stock are presented to the Surviving Corporation or its transfer agent for any reason, such certificates will be cancelled and exchanged as provided by this Article 3.

(c) on the Closing Date each of the then current officers and members of the board of directors of PIVI shall tender their written resignations as officer and/or director of PIVI.

(d) the officers and directors of EARI on the Closing Date shall be the officers and directors of the Surviving Corporation and PIVI on and after the Closing Date.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF EARI

EARI represents and warrants to PIVV and to Sub as follows, as of the date hereof and as of the Closing Date:

4.1 Organization.

EARI is a corporation duly organized, validly existing and in good standing under the laws of Georgia and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign entity in the country or states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the attached Schedules (as hereinafter defined) are complete and correct copies of the articles of incorporation, bylaws and amendments thereto as in effect on the date hereof. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of EARI's articles of incorporation or bylaws. EARI has full power, authority and legal right and has taken all action required by law, its articles of incorporation, bylaws or otherwise to authorize the execution and delivery of this Agreement.

4.2 Capitalization.

The authorized capitalization of EARI consists of 100,000,000 shares of common stock, $.001 par value. As of the date hereof, there are 67,137,000 shares of common stock issued and outstanding. All issued and outstanding Common Stock are fully paid, are nonassessable and not issued in violation of the preemptive rights of any other person. EARI has no other securities, warrants or options authorized or issued.

4.3 Subsidiaries.

EARI has no subsidiaries.

4.4 Tax Matters; Books & Records

(a) The books and records, financial and others, of EARI are in all material respects complete and correct and have been maintained in accordance with good business accounting practices; and

(b) EARI has no liabilities with respect to the payment of any country, federal, state, county, local or other taxes (including any deficiencies, interest or penalties).

(c) EARI shall remain responsible for all debts incurred prior to the closing.

4.5 Title and Related Matters.

EARI has good and marketable title to and is the sole and exclusive owner of all of its properties, video games in development, inventory, interests in properties and assets, real and personal (collectively, the "Assets") free and clear of all liens, pledges, charges or encumbrances. Except as set forth in the Schedules attached hereto, EARI owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with EARI's business. Except as set forth in the attached Schedules, no third party has any right to, and EARI has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of EARI or any material portion of its properties, assets or rights.

4.6 Litigation and Proceedings

There are no actions, suits or proceedings pending or threatened by or against or affecting EARI, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a material adverse effect on the business, operations, financial condition, income or business prospects of EARI. EARI does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

4.7 No Conflict With Other Instruments.

The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which EARI is a party or to which any of its properties or operations are subject.

4.8 Material Contract Defaults.

To the best of EARI's knowledge and belief, it is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of EARI, and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which EARI has not taken adequate steps to prevent such a default from occurring.

4.9 Governmental Authorizations.

To the best of EARI's knowledge, EARI has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by EARI of the transactions contemplated hereby.

4.10 Compliance With Laws and Regulations.

To the best of EARI's knowledge and belief, EARI has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of EARI or would not result in EARI's incurring any material liability.

4.11 Insurance.

EARI does not maintain insurance on any of its assets or operations.

4.12 Approval of Agreement.

The directors of EARI have authorized the execution and delivery of the Agreement and have approved the transactions contemplated hereby.

ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF PIVV

PIVV represents and warrants to EARI, as of the date hereof and as of the Closing Date, as follows:

Corporate Status and Capacity

(a) Incorporation. PIVV is a corporation duly incorporated and validly subsisting under the laws of the State of Nevada, and is in good standing with the office of the Secretary of State for the State of Nevada;

(b) Carrying on Business. PIVV conducts the business as described in the reports filed by PIVV with the Pink OTC Markets Inc. PIVV is not required to register or otherwise be qualified to carry on business in any foreign jurisdiction;

(c) Corporate Capacity. PIVV has the corporate power, capacity and authority to own all assets owned PIVV (the "PIVV Assets");

(d) Listing. PIVV's Common Stock is quoted on the Pink Sheets, Inc.

PIVV - Capitalization

(e) Authorized Capital. The authorized capital of PIVV consists of: (i) 100,000,000 shares of PIVV Common Stock, $0.00001 par value, of which 40,065,960 shares of PIVV Common Stock are presently issued and outstanding. All issued and outstanding shares of PIVV Common Stock are legally issued, fully paid and nonassessable and are not issued in violation of the preemptive or other rights of any person;

(f) No Option. No person, firm or corporation has any agreement, warrant or option or any right capable of becoming an agreement or option for the acquisition of PIVV Common Stock or for the purchase, subscription or issuance of any other securities of PIVV;

PIVV - Records and Financial Statements

(g) Charter Documents. The charter documents of PIVV have not been altered since its incorporation, except as filed in the record books of PIVV;

(h) Corporate Minute Books. The corporate minute books of PIVV are complete and each of the minutes contained therein accurately reflect the actions that were taken at a duly called and held meeting or by consent without a meeting. All actions by PIVV which required director or shareholder approval are reflected on the corporate minute books of PIVV. PIVV is not in violation or breach of, or in default with respect to, any term of its Articles of Incorporation (or other charter documents) or by-laws.

(i) PIVV Financial Statements. The PIVV Financial Statements filed by PIVV with the Pink OTC Markets Inc. (the "PIVV Financial Statements") present fairly, in all material respects, the assets and liabilities (whether accrued, absolute, contingent or otherwise) of PIVV, on a consolidated basis, as of the respective dates thereof, and the sales and earnings of the PIVV business during the periods covered thereby, in all material respects and have been prepared in substantial accordance with generally accepted accounting principles consistently applied. As of the Closing date, PIVV shall have a minimum of $244,000 in readily available cash or cash equivalent(s), after the making the payments referred to in subsection (p) below);

(j) PIVV Accounts Payable and Liabilities. There are no liabilities, contingent or otherwise, of PIVV which are not disclosed in Schedule "A" hereto or reflected in the PIVV Financial Statements and PIVV has not guaranteed or agreed to guarantee any debt, liability or other obligation of any person, firm or corporation. Without limiting the generality of the foregoing, all accounts payable and liabilities of PIVV as of October 31, 2008 are described in Schedule "A" hereto;

(k) PIVV Accounts Receivable. All the PIVV Accounts Receivable (listed on the PIVV Financial Statements) result from bona fide business transactions and services actually rendered without, to the knowledge and belief of PIVV, any claim by the obligor for set-off or counterclaim;

(l) PIVV Bank Accounts. All of the PIVV Bank Accounts, their location, numbers and the authorized signatories thereto are as set forth in Schedule "C" hereto;

(m) No Debt to Related Parties. PIVV is not, and on Closing will not be, indebted to any affiliate, director or officer of PIVV;

(n) No Related Party Debt to PIVV. No director or officer or affiliate of PIVV is now indebted to or under any financial obligation to PIVV on any account whatsoever;

(o) No Dividends. No dividends or other distributions on any shares in the capital of PIVV have been made, declared or authorized since the date of PIVV Financial Statements;

(p) No Payments. No payments of any kind have been made or authorized since the date of the PIVV Financial Statements to or on behalf of officers, directors, shareholders or employees of PIVV or under any management agreements with PIVV, except the bonus payment made to Harold Kaufman as disclosed in the footnote in the financial statements dated June 30th, 2008 and the bonus payments made of $70,000 to Doris Ruff and $10,000 to Stacy Bleiweis, and a consulting and finders fee payment to Gregory Ruff of $150,000.

(q) No Pension Plans. There are no pension, profit sharing, group insurance or similar plans or other deferred compensation plans affecting PIVV;

(r) No Adverse Events. Since the date of the PIVV Financial Statements

(i) there has not been any adverse change in the financial position or condition of PIVV, its liabilities or the PIVV Assets or any damage, loss or other change in circumstances affecting PIVV, the PIVV business or the PIVV Assets or PIVV's right to carry on the PIVV business, other than changes in the ordinary course of business,

(ii) there has not been any damage, destruction, loss or other event (whether or not covered by insurance) adversely affecting PIVV, the PIVV business or the PIVV Assets,

(iii) there has not been any increase in the compensation payable or to become payable by PIVV to any of PIVV's officers, employees or agents or any bonus, payment or arrangement made to or with any of them other than mentioned herein,

(iv) the PIVV business has been and continues to be carried on in the ordinary course,

(v) PIVV has not waived or surrendered any right of material value,

(vi) PIVV has not discharged or satisfied or paid any lien or encumbrance or obligation or liability other than current liabilities in the ordinary course of business, and

(vii) the only capital expenditures PIVV has made are the purchase of a lap top and desk computer which will remain with PIVV's directors.

PIVV - Income Tax Matters

(s) Tax Returns. All tax returns and reports of PIVV required by law to be filed have been filed and are true, complete and correct, and any taxes payable in accordance with any return filed by PIVV or in accordance with any notice of assessment or reassessment issued by any taxing authority have been so paid;

(t) Current Taxes. Adequate provisions have been made for taxes payable for the current period for which tax returns are not yet required to be filed and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of, any tax, governmental charge or deficiency by PIVV. There are no contingent tax liabilities or any grounds which would prompt a reassessment including aggressive treatment of income and expenses in filing earlier tax returns;

PIVV - Applicable Laws and Legal Matters

(u) Licenses. PIVV holds all licenses and permits as may be requisite for carrying on its business in the manner in which it has heretofore been carried on, which licenses and permits have been maintained and continue to be in good standing except where the failure to obtain or maintain such licenses or permits would not have an adverse effect on the its business;

(v) Applicable Laws. PIVV has not been charged with or received notice of breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which they are subject or which apply to them the violation of which would have an adverse effect on its business (greater than $250), and to PIVV's knowledge, PIVV is not in breach of any laws, ordinances, statutes, regulations, bylaws, orders or decrees the contravention of which would result in an adverse impact on its business;

(w) Pending or Threatened Litigation. There is no litigation or administrative or governmental proceeding pending or threatened against or relating to PIVV, its business, or any of the PIVV Assets nor does PIVV have any knowledge after due investigation of any deliberate act or omission of PIVV that would form any basis for any such action or proceeding;

(x) No Bankruptcy. PIVV has not made any voluntary assignment or proposal under applicable laws relating to insolvency and bankruptcy and no bankruptcy petition has been filed or presented against PIVV and no order has been made or a resolution passed for the winding-up, dissolution or liquidation of PIVV;

(y) Labor Matters. PIVV is not party to any collective agreement relating to its business with any labor union or other association of employees and no part of its business has been certified as a unit appropriate for collective bargaining or, to the best knowledge of PIVV, has made any attempt in that regard;

(z) Finder's Fees. PIVV has agreed to pay Gregory Ruff or his consulting company, SADA corporation, a finders and consulting fee in the amount of $150,000 upon the signed execution and delivery of this agreement;

Execution and Performance of Agreement

(aa) Authorization and Enforceability. The completion of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of PIVV;

(bb) No Violation or Breach. The execution and performance of this Agreement will not:

(i) violate the charter documents of PIVV or result in any breach of, or default under, any loan agreement, mortgage, deed of trust, or any other agreement to which PIVV is a party,

(ii) give any person any right to terminate or cancel any agreement including, without limitation, any material contract(s) of PIVV, or any right or rights enjoyed by PIVV,

(iii) result in any alteration of PIVV's obligations under any agreement to which PIVV is a party including, without limitation, any material contract(s) of PIVV,

(iv) result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favor of a third party upon or against PIVV's assets,

(v) result in the imposition of any tax liability to PIVV relating to PIVV's assets, or

(vi) violate any court order or decree to which PIVV is subject;

PIVV Assets - Ownership and Condition

(cc) Business Assets. PIVV's assets comprise all of the property and assets of PIVV's business, and no other person, firm or corporation owns any assets used by PIVV in operating its business, whether under a lease, rental agreement or other arrangement, other than as disclosed in Schedules "E" or "H" hereto;

(dd) Title. PIVV is the legal and beneficial owner of its assets, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever, save and except as disclosed in Schedules "E" or "H" hereto;

(ee) No Option. No person, firm or corporation has any agreement or option or a right capable of becoming an agreement for the purchase of any of PIVV's assets;

(ff) PIVV Insurance Policies. PIVV does not maintain the public liability insurance and insurance against loss or damage to its assets and PIVV's business;

(gg) PIVV Material Contracts. PIVV's material contracts listed in Schedule "I" constitute all of the material contracts of PIVV;

(hh) No Default. There has not been any default in any obligation of PIVV or any other party to be performed under any of PIVV's material contracts, each of which is in good standing and in full force and effect and unamended (except as disclosed in Schedule "I" hereto), and PIVV is not aware of any default in the obligations of any other party to any of PIVV's material contracts;

(ii) No Compensation on Termination. There are no agreements, commitments or understandings relating to severance pay or separation allowances on termination of employment of any employee of PIVV other than the bonus, finder and consulting fees mentioned herein. PIVV is not obliged to pay benefits or share profits with any employee after termination of employment except as required by law;

PIVV Assets - PIVV Equipment

(jj) PIVV Equipment. PIVV's equipment has been maintained in a manner consistent with that of a reasonably prudent owner and such equipment is in good working condition;

PIVV Assets - PIVV Goodwill and Other Assets

(kk) PIVV Goodwill. PIVV does not carry on its business under any other business or trade names. PIVV does not have any knowledge of any infringement by PIVV of any patent, trademarks, copyright or trade secret;

PIVV Business

(ll) Maintenance of Business. Since the date of the PIVV Financial Statements, PIVV has not entered into any agreement or commitment except as disclosed herein;

(mm) Subsidiaries. PIVV has a wholly own subsidiaries Entertainment Arts Research Inc. of Nevada and does not otherwise own, directly or indirectly, any shares or interest in any other corporation, partnership, joint venture or firm; and

PIVV – Common Stock

(nn) PIVV Common Stock. The PIVV Common Stock when delivered to its Shareholders shall be validly issued and outstanding as fully paid and non-assessable shares and the PIVV Common Stock shall be transferable upon the books of PIVV, in all cases subject to the provisions and restrictions of all applicable securities laws.

(oo) Survival. The representations and warranties herein will be true at and as of the date hereof in all material respects. Notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases a party from any such representation or warranty) or any investigation made by EARI and the EARI Shareholders, the representations and warranties made herein shall survive the Closing and be effective for a period of twelve months (12) months from the date hereof.

(pp) Information. The information concerning PIVV as set forth in this Agreement and in the attached Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made in light of the circumstances under which they were made, not misleading.

ARTICLE 6. SPECIAL COVENANTS

6.1 Access to Properties and Records.

Prior to closing, PIVV and EARI will each afford to the officers and authorized representatives of the other full access to the properties, books and records of each other, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other and each will furnish the other with such additional financial and operating data and other information as to the business and properties of each other, as the other shall from time to time reasonably request.

6.2 Availability of Rule 144.

Shareholders of PIVV and EARI Shareholders holding "restricted securities," as that term is defined in Rule 144 promulgated pursuant to the Securities Act recognize that such shares will remain as "restricted securities". PIVV is under no obligation to register such shares under the Securities Act, or otherwise. The stockholders of EARI holding restricted securities of EARI as of the date of this Agreement and their respective heirs, administrators, personal representatives, successors and assigns, are intended third party beneficiaries of the provisions set forth herein. The covenants set forth in this Section 6.2 shall survive the Closing and the consummation of the transactions herein contemplated.

6.3 The Stock Merger Consideration.

The consummation of this Agreement, Including the issuance of the PIVV Common Stock to the EARI Shareholders as contemplated hereby, constitutes the offer and sale of securities under the Securities Act, and applicable state statutes. Such transaction shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes that depend, inter alia, upon the circumstances under which the EARI Shareholders acquire such securities. The Surviving Corporation will prepare and file all required notices and forms and deliver them to the appropriate agencies in a timely fashion to legally validate the issuance of the PIVV Common Stock to the EARI shareholders.

6.4 Third Party Consents.

PIVV and EARI agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein contemplated.

6.5 Actions Prior to Closing.

(a) From and after the date of this Agreement until the Closing Date, except as permitted or contemplated by this Agreement, PIVV and EARI will each use its best efforts to:

(i) maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty; and

(ii) perform in all material respects all of its obligations under material contracts, leases and instruments relating to or affecting its assets, properties and business.

(b) From and after the date of this Agreement until the Closing Date, PIVV will not, without the prior consent of EARI:

(i) except as otherwise specifically set forth herein, make any change in its articles of Incorporation or bylaws;

(ii) declare or pay any dividend on its outstanding Common Shares, except as may otherwise be required by law, or effect any stock split or otherwise change its capitalization, except as provided herein;

(iii) enter into or amend any employment, severance or agreements or arrangements with any directors or officers;

(iv) grant, confer or award any options, warrants, conversion rights or other rights not existing on the date hereof to acquire any Common Shares; or

(v) purchase or redeem any PIVV Common Stock.

6.6 Indemnification.

(a) PIVV hereby agrees to indemnify EARI, each of the officers, agents and directors and current shareholders of EARI as of the Closing Date against any loss, liability, claim, damage or expense (Including, but not limited to, any and all expense whatsoever reasonably Incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject to or rising out of or based on any material inaccuracy appearing in or misrepresentation made in this Agreement by PIVV. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement; and

(b) EARI and each EARI Shareholder, jointly and severally, agrees to indemnify PIVV, each of the officers, agents, directors and current shareholders of PIVV as of the Closing Date against any loss, liability, claim, damage or expense (Including, but not limited to, any and all expense whatsoever reasonably Incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement by EARI or a EARI Shareholder. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

6.7 **EARI Shareholder Representations.** Each of the EARI Shareholders represents and warrants as follows:

(a) each of the EARI Shareholders has not been formed solely for the purpose of acquiring the PIVV Common Stock. Each EARI Shareholder is not a registered broker-dealer under Section 15 of the Exchange Act.

(b) each of the EARI Shareholders are knowledgeable and experienced in finance and business matters and thus they are able to evaluate the risks and merits of acquiring the shares of Common Stock of PIVV, and/or each has a pre-existing relationship with EARI;

(c) each of the EARI Shareholders are able to bear the economic risk of purchasing the PIVV common stock;

(d) PIVV has provided the EARI Shareholders with access to the type of information normally provided in a prospectus;

(e) PIVV did not use any form of public solicitation or general advertising in connection with the issuance of the shares;

(f) the transactions contemplated hereby are bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the 1933 Act);

(g) each of the EARI Shareholders understands and acknowledges that none of the PIVV Common Stock has been registered under the Securities Act. Each EARI Shareholder is acquiring the PIVV Common Stock as principal for its own account and not with a view to or for distributing or reselling such securities or any part thereof, without prejudice, however, to such EARI Shareholder's right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such EARI Shareholder to hold the securities for any period of time. Such EARI Shareholder is acquiring the PIVV Common Stock hereunder in the ordinary course of its business. Such EARI Shareholders does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the PIVV Common Stock.

(h) Each EARI Shareholder has good, valid and marketable title to the EARI Shares set forth opposite his or its name on Schedule A, free and clear of any covenant, condition, restriction, voting arrangement, charge, security interest, option or adverse claim, other than restrictions on transfer under federal and applicable state securities laws. Upon delivery of certificates representing the EARI Shares and payment of the Merger Consideration pursuant hereto, PIVV will acquire good and marketable title to the EARI shares, free and clear of any security interest, restrictions or claims

(i) Each EARI Shareholder possesses the legal right and capacity to execute, deliver and perform this Agreement, without obtaining any approval, authorization, consent or waiver or giving any notice. The EARI Shareholders have taken all shareholder action required by applicable law, the EARI's Articles of Incorporation, By-laws or otherwise, required to be taken to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement and all other documents to which a EARI Shareholder is a party have been, or will be, duly executed and delivered by the EARI Shareholders and constitute the legal, valid and binding obligations of the EARI Shareholder which is a party thereto, enforceable against such Shareholder in accordance with their respective terms, except to the extent such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, receivership, fraudulent conveyance or similar laws affecting or relating to the enforcement of creditors' rights generally, and by equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(j) No notice to, consent, authorization or approval of, or exemption by, any governmental or public body or authority is required in connection with the execution, delivery and performance by the EARI Shareholders of this Agreement or any other documents to be delivered in connection herewith ("Transaction Documents") to which a EARI Shareholder is a party, or the taking of any action herein contemplated; and no notice to, consent, authorization or approval of, any Person under any agreement, arrangement or commitment of any nature to which a EARI Shareholder is party to, or by which the EARI Common Shares or the assets of EARI are bound by or subject to, or from which the EARI receives or is entitled to receive a benefit, is required in connection with the execution, delivery and performance by the EARI Shareholders of this Agreement or any other Transaction Documents to which a EARI Shareholder is a party, or the taking of any action herein contemplated.

ARTICLE 7. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PIVV AND SUB

The obligations of PIVV and Sub under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

7.1 Accuracy of Representations.

The representations and warranties made by EARI and the EARI Shareholders in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at the Closing Date (except for changes therein permitted by this Agreement), and EARI and the EARI Shareholders shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by them prior to or at the Closing.

7.2 Director Approval.

The Board of Directors of PIVV shall have approved this Agreement and the transactions contemplated herein.

7.3 Officer's Certificate.

PIVV shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized officer of EARI to the effect that: (a) the representations and warranties of EARI and the EARI Shareholders set forth in the Agreement and in all exhibits, schedules and other documents furnished in connection herewith are in all material respects true and correct as if made on the Effective Date; (b) EARI and the EARI Shareholders have performed all covenants, satisfied all conditions, and complied with all other terms and provisions of this Agreement to be performed, satisfied or complied with by them as of the Effective Date; (c) since such date and other than as previously disclosed to PIVV, EARI has not entered into any material transaction other than transactions which are usual and in the ordinary course if its business; and (d) no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of EARI, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the EARI Schedules, by or against EARI which might result in any material adverse change in any of the assets, properties, business or operations of EARI.

7.4 No Material Adverse Change.

Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of EARI.

7.5 Other Items.

PIVV shall have received such further documents, certificates or instruments relating to the transactions contemplated hereby as PIVV may reasonably request.

ARTICLE 8. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EARI AND THE EARI SHAREHOLDERS

The obligations of EARI and the EARI Shareholders under this Agreement are subject to the satisfaction, at or before the Closing date (unless otherwise indicated herein), of the following conditions:

8.1 Accuracy of Representations.

The representations and warranties made by PIVV in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and PIVV shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by PIVV prior to or at the Closing. EARI shall have been furnished with a certificate, signed by a duly authorized executive officer of PIVV and dated the Closing Date, to the foregoing effect.

8.2 No Material Adverse Change.

Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of PIVV.

8.3 Director Approval.

The Board of Directors of PIVV shall have approved this Agreement and the transactions contemplated herein.

8.4 Bank Accounts.

As of the Closing, PIVV shall have a minimum of $244,000 in readily available cash or cash equivalent(s) in its bank accounts, which amount shall remain in the PIVV bank accounts after the Closing. PIVV shall accommodate the signature transfers to the new officers and directors as a result of the transactions contemplated hereby.

8.5 Cancellation of PIVV Common Stock.

As of the Closing, shares representing 33,900,000 of PIVV Common Stock shall be cancelled and returned to treasury, such that as of the Closing PIVV shall have 6,165,960 shares of PIVV Common Stock outstanding immediately preceding the Closing of the transactions contemplated hereby. PIVV shall provide written evidence documenting the foregoing.

ARTICLE 9. TERMINATION

9.1 Termination Rights.

(a) This Agreement may be terminated by the board of directors of either PIVV or EARI, respectively, at any time prior to the Closing Date if:

(i) there shall be any action or proceeding before any court or any governmental body which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement and which, in the judgment of such board of directors, made in good faith and based on the advice of its legal counsel, makes it inadvisable to proceed with the exchange contemplated by this Agreement; or

(ii) any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions.

In the event of termination pursuant to this paragraph (a), no obligation, right, or liability shall arise hereunder and each party shall bear all of the expenses Incurred by it in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

(b) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of PIVV if EARI or any EARI Shareholder shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of EARI or the EARI Shareholders contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to EARI. If this Agreement is terminated pursuant to this paragraph (b), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

(c) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of EARI if PIVV shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of PIVV contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to PIVV If this Agreement is terminated pursuant to this paragraph (d), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

(d) In the event of termination pursuant to paragraph (b) and (c) hereof, the breaching party shall bear all of the expenses Incurred by the other party in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

ARTICLE 10. MISCELLANEOUS

10.1 Brokers and Finders.

PIVI agrees to pay Gregory Ruff of Spokane, WA., or his consulting company, SADA corporation, a Nevada corporation, a finders and consulting fee for past services rendered of $150,000 immediately prior to the closing of the transactions contemplated herein. PIVI and EARI represent and warrant there are no other finder or consulting fees to be paid to anyone else.

10.2 Law, Forum and Jurisdiction.

This agreement shall be construed and interpreted in accordance with the laws of the State of Georgia or Washington, United States of America, and the State of Georgia or Washington shall be the exclusive jurisdiction for all disputes arising out of this Agreement.

10.3 Notices.

Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

If to PIVV: Property Investors' Ventures, Inc.
c/o Greg Ruff
6411 South Euer Street
Spokane Washington 99223

If to EARI: Entertainment Arts Research, Inc.
7249 Misty Harbor Court
Stone Mountain, Georgia 30087
Phone: (404) 606-7383
Attention: Joseph Saulter

or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

10.3 Attorneys' Fees.

In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, Including reasonable attorneys' fees, Incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

10.4 Confidentiality.

Each party hereto agrees with the other party that, unless and until the transactions contemplated by this Agreement have been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other party, and shall not use such data or information or disclose the same to others, except: (i) to the extent such data is a matter of public knowledge or is required by law to be published; and (ii) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

10.5 Schedules; Knowledge.

Each party is presumed to have full knowledge of all information set forth in the other party's schedules delivered pursuant to this Agreement.

10.6 Third Party Beneficiaries.

This contract is solely among the parties hereto and except as specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

10.7 Entire Agreement.

This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understanding, agreements, representations or warranties, written or oral, except as set forth herein. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

10.8 Survival; Termination.

The representations, warranties and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated for 18 months.

10.9 **Counterparts.**

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

10.10 **Amendment or Waiver.**

Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.

10.11 **Expenses.**

Each party herein shall bear all of their respective cost s and expenses Incurred in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation thereof.

10.12 **Headings; Context.**

The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

10.13 **Benefit.**

This Agreement shall be binding upon and shall inure only to the benefit of the parties hereto, and their permitted assigns hereunder. This Agreement shall not be assigned by any party without the prior written consent of the other party.

10.14 **Public Announcements.**

Except as may be required by law, neither party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other party hereto.

10.15 **Severability.**

In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

10.16 Failure of Conditions; Termination.

In the event of any of the conditions specified in this Agreement shall not be fulfilled on or before the Closing Date, either of the parties have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Agreement. In such event, the party that has failed to fulfill the conditions specified in this Agreement will liable for the other parties' legal fees. The election to proceed shall not affect the right of such electing party reasonably to require the other party to continue to use its efforts to fulfill the unmet conditions.

10.17 No Strict Construction.

The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

10.18 Execution Knowing and Voluntary.

In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprized by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

10.19 Amendment.

At any time after the Closing Date, this Agreement may be amended by both parties, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.

[Signature page follows]

In Witness Whereof, PIVV, Sub and EARI, each pursuant to the approval and authority duly given, as well as the EARI Shareholders, have caused this Agreement and Plan of Merger to be executed as of the date first above written.

Entertainment Arts Research, Inc.
(a Georgia Corporation)

By: ____________________
Joseph Saulter, President

Property Investors Ventures, Inc.

By: ____________________
Doris Ruff, President

Entertainment Arts Research, Inc.
(a Nevada Corporation)

By: ____________________

EARI Shareholders

David Hostelley	Date	Joseph Saulter	Date
Nate Nestler	Date	Bill Blakesley	Date
Jeff Stein	Date	Stephen Sherman	Date
Donald Esposito	Date	Kevin J. Gillis	Date
George Rizo's	Date	Dr. David Holness	Date
George Bonetti	Date	Jonathan E. Eubanks	Date
Peter Gray	Date	Lex Suvanto	Date
Robert Stillman	Date	Joe Gardner	Date
William Decosta	Date	Ola Gardner	Date
Charlene Saulter	Date	Cliff Lovette	Date

Carl Varnado	Date	Renee Graham	Date
Roderick Woodruff	Date	John Walker	Date
Leslie Jarvis	Date	Kevin Brown	Date
Steve Freidman	Date	Aaron Berson	Date
		Allison Berson (Joint Ownership)	Date

Explain My Surgery, Inc.

By:__________________
Name:________________ Date
Title:_________________

KR Investments, LLC

By:__________________ Date
Name:________________
Title:_________________

Fine Line Strategies, LLC

By:__________________
Name:________________
Title:_________________

SCHEDULE A

EARI SHAREHOLDERS

Name of EARI Shareholder	Shares of EARI Common Stock	Shares of PIVV Common Stock
Joseph Saulter	34,603,000	34,603,000
Bill Blakesley	5,000,000	5,000,000
Stephen Sherman	150,000	150,000
Kevin J. Gillis	350,000	350,000
Dr. David Holness	100,000	100,000
Jonathan E. Eubanks	1,000,000	1,000,000
Lex Suvanto	100,000	100,000
Joe Gardner	100,000	100,000
Ola Gardner	200,000	200,000
Cliff Lovette	100,000	100,000
Renee Graham	100,000	100,000
John Walker	100,000	100,000
Charlene Saulter	200,000	200,000
Carl Varnado	100,000	100,000
Roderick Woodruff	50,000	50,000
Leslie Jarvis	100,000	100,000
David Hostelley	500,000	500,000
Nate Nestler	100,000	100,000
Kevin Brown	100,000	100,000
KR Investments, LLC	10,150,000	10,150,000
Aaron and Allison Berson (Joint Ownership)	5,000,000	5,000,000
Steve Freidman	5,000,000	5,000,000
Fine Line Strategies, LLC	1,000,000	1,000,000
Explain My Surgery, Inc.	2,000,000	2,000,000
Jeff Stein	250,000	250,000
Donald Esposito	125,000	125,000
George Rizo's	326,000	326,000
George Bonetti	28,000	28,000
Peter Gray	41,000	41,000
Robert Stillman	7,000	7,000
William Decosta	157,000	157,000

EXHIBIT 2.2

ASSET PURCHASE AGREEMENT
Strait Gate Games
August 6, 2009

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT dated August 6, 2009 (this "Agreement") among, on the one hand, ENTERTAINMENT ARTS RESEARCH, INC., a Nevada corporation (the "Purchaser") and JOSEPH SAULTER ("Saulter"), and on the other hand, STRAIT GATE GAMES, INC., a California corporation (the "Seller"), and Jonathan Eubanks ("Seller Principal").

RECITALS

WHEREAS, the Purchaser desires to purchase from the Seller and the Seller desires to sell to the Purchaser all of Seller's rights, title and interest in and to the Assets (as hereinafter defined), all upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1 CERTAIN DEFINITIONS.

(a) The following terms, when used in this Agreement, shall have the respective meanings ascribed to them below:

"ACTION" means any claim, action, suit, inquiry, hearing, investigation or other proceeding.

"AFFILIATE" means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is controlled by or is under common Control with, such Person. For purposes of this definition, "CONTROL" (including, with correlative meanings, the terms "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or credit arrangement or otherwise.

"AGREEMENT" has the meaning set forth in the preamble hereto.

"ANCILLARY AGREEMENTS" means the Employment Agreement.

"ASSETS" has the meaning set forth in Section 2.1.

"BUSINESS DAY" means any day other than Saturday, Sunday or any day on which banks in Las Vegas, Nevada are required or authorized to be closed.

"CLAIM NOTICE" means written notification pursuant to Section 7.2(a) of a Third-Party Claim as to which indemnity under Section 7.1 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third-Party Claim and for the Indemnified Party's claim against the Indemnifying Party under Section 7.1, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of the Indemnified Party's Losses in respect of such Third-Party Claim.

"CLOSING" has the meaning set forth in Section 3.1.

"CLOSING DATE" has the meaning set forth in Section 3.1.

"CONTRACT" means any agreement, lease, debenture, note, bond, evidence of Indebtedness, mortgage, indenture, security agreement, option or other contract or commitment (whether written or oral).

"DISPUTE NOTICE" means a written notice provided by any party against which indemnification is sought under this Agreement to the effect that such party disputes its indemnification obligation under this Agreement.

"DISPUTE PERIOD" means the period ending thirty calendar days following receipt by an Indemnifying Party of either a Claim Notice or an Indemnity Notice.

"GAAP" means United States generally accepted accounting principles as in effect from time to time, consistently applied throughout the specified period and all prior comparable periods.

"GOVERNMENTAL ENTITY" means any government or political subdivision thereof, whether foreign or domestic, federal, state, provincial, county, local, municipal or regional, or any other governmental entity, any agency, authority, department, division or instrumentality of any such government, political subdivision or other governmental entity, any court, arbitral tribunal or arbitrator, and any nongovernmental regulating body, to the extent that the rules, regulations or orders of such body have the force of Law.

"INDEBTEDNESS" means, as to any Person: (i) all obligations, whether or not contingent, of such Person for borrowed money (including, without limitation, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers' acceptances, whether or not matured), (ii) all obligations of such Person evidenced by notes, bonds, debentures, capitalized leases or similar instruments, (iii) all obligations of such Person representing the balance of deferred purchase price of property or services, (iv) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (v) all indebtedness created or arising under any conditional sale or other title retention Contract with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such Contract in the event of default are limited to repossession or sale of such property), (vi) all indebtedness secured by any Lien on any property or asset owned or held by such Person regardless of whether the indebtedness secured thereby shall have been assumed by such Person or is non-recourse to the credit of such Person, and (vii) all indebtedness referred to in clauses (i) through (vi) above of any other Person that is guaranteed, directly or indirectly, by such Person.

"INDEMNIFIED PARTY" means any Person claiming indemnification under any provision of Article VII.

"INDEMNIFYING PARTY" means any Person against whom a claim for indemnification is being asserted under any provision of Article VII.

"INDEMNITY NOTICE" means written notification pursuant to Section 7.2(b) of a claim for indemnification under Article VII by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of the Indemnified Party's Losses in respect of such claim.

"INTELLECTUAL PROPERTY" means: all (i) discoveries and inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all United States, international, and foreign patents, patent applications (either filed or in preparation for filing), patent disclosures and statutory invention registrations, including all reissuances, divisions, continuations, continuations in part, extensions and reexaminations thereof, all rights therein provided by international treaties or conventions, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, and other source identifiers (whether or not registered) including all common law rights, all registrations and applications for registration (either filed or in preparation for filing) thereof, all rights therein provided by international treaties or conventions, and all renewals of any of the foregoing, (iii) all copyrightable works and copyrights (whether or not registered), all registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all data and documentation relating thereto, (iv) confidential and proprietary information, trade secrets, know-how (whether patentable or nonpatentable and whether or not reduced to practice), processes and techniques, research and development information including patent and/or copyright searches conducted by Seller and/or any third party, ideas, technical data, designs, drawings and specifications, (v) Software, (vi) coded values, formats, data and historical or current databases, whether or not copyrightable, (vii) domain names, Internet websites or identities used or held for use by the Seller, (viii) other proprietary rights relating to any of the foregoing (including without limitation any and all associated goodwill and remedies against infringements thereof and rights of protection of an interest therein under the laws of all jurisdictions), and (ix) copies and tangible embodiments of any of the foregoing.

"KNOWLEDGE" means the actual or constructive knowledge after due inquiry of any current officer or manager of the Seller.

"LAWS" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental Entity.

"LIABILITY" means all Indebtedness, obligations and other Liabilities of a Person, whether absolute, accrued, contingent, fixed or otherwise, and whether due or to become due (including for Taxes).

"LIEN" means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, whether voluntary or involuntary (including any conditional sale Contract, title retention Contract or Contract committing to grant any of the foregoing).

"LOSS" means any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including, without limitation, all interest, court costs, fees and expenses of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

"MATERIAL ADVERSE EFFECT" means any material adverse effect on the condition, operations, business, prospects or results of sales of the Seller; PROVIDED, HOWEVER, that any adverse effect arising out of or resulting from the entering into of this Agreement or the consummation of the transactions contemplated hereby, shall be excluded in determining whether a Material Adverse Effect has occurred.

"ORDER" means any writ, judgment, decree, injunction or similar order of any Governmental Entity (in each case whether preliminary or final).

"PERSON" means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, estate, joint venture, unincorporated organization, Governmental Entity or any other entity of any kind.

"PURCHASE PRICE" has the meaning set forth in Section 2.1.

"PURCHASER" has the meaning set forth in the preamble hereto.

"REPRESENTATIVES" means, with respect to any Person, the directors, officers, managers, employees, counsel, accountants and other authorized representatives of such Person.

"RESOLUTION PERIOD" means the period ending thirty days following receipt by an Indemnified Party of a Dispute Notice.

"SELLER" has the meaning set forth in the preamble hereto.

"SELLER PRINCIPAL" has the meaning set forth in the preamble hereto.

"SOFTWARE" means all computer software, including source code, object code, machine-readable code, HTML or other markup language, program listings, comments, user interfaces, menus, buttons and icons, web applications and all files, data, manuals, design notes, research and development documents, and other items and documentation related thereto or associated therewith.

"SOLVENT" means, with respect to the Seller, that (a) the Seller is able to pay its Liabilities, as they mature in the normal course of business, and (b) the fair value of the assets of the Seller is greater than the total amount of Liabilities of the Seller.

"TAX RETURNS" means all returns and reports (including elections, claims, declarations, disclosures, schedules, estimates, computations and information returns) required to be supplied to a tax authority in any jurisdiction relating to Taxes.

"TAXES" means all federal, state, local and foreign income, profits, franchise, license, social security, transfer, registration, estimated, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever together with all interest, penalties, fines and additions to tax imposed with respect to such amounts and any interest in respect of such penalties and additions to tax.

"THIRD-PARTY CLAIM" has the meaning set forth in Section 7.2(a).

"TRANSFER TAXES" means all sales, use, value added, excise, registration, documentary, stamps, transfer, real property transfer, recording, gains, stock transfer and other similar Taxes and fees.

(b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders; (ii) references herein to "Articles", "Sections", "subsections" and other subdivisions without reference to a document are to the specified Articles, Sections, subsections and other subdivisions of this Agreement; (iii) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule shall also apply to other subdivisions within a Section or subsection; (iv) the words "herein", "hereof", "hereunder", "hereby" and other words of similar import refer to this Agreement as a whole and not to any particular provision; and (v) the words "include", "includes" and "including" are deemed to be followed by the phrase "without limitation".

All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE II
PURCHASE AND SALE OF ASSETS

2.1 PURCHASE AND SALE OF ASSETS.

(a) At the Closing, as hereinafter defined, Purchaser shall be required to pay Seller (the "PURCHASE PRICE") for the Assets THREE HUNDRED THOUSAND DOLLARS ($300,000) payable as follows: $50,000 will be due upon transfer of the Assets to Purchaser, which shall occur no later than the Closing Date; and the remaining $250,000 will be due no later than December 31, 2009. As part of the PURCHASE PRICE, Saulter has agreed to transfer the number of shares in Purchaser's common stock to Seller Principal such that following the transfer both Saulter and Seller Principal have an equal number of shares of common stock in Purchaser. A share certificate for SIXTEEN MILLION NINE HUNDRED AND ONE THOUSAND FIVE HUNDRED (16,901,500) shares of common stock of Purchaser (the "Shares"), bearing a restrictive legend, shall be transferred to Seller Principal no later than the Closing Date.

(b) In consideration of the payment by the Purchaser and Saulter of the PURCHASE PRICE, the Seller hereby agrees to sell, convey, transfer, assign, grant and deliver to the Purchaser, and the Purchaser hereby agrees to purchase, acquire and accept from the Seller, at the Closing, all of the Seller's right, title and interest in and to all of the Assets, free and clear of all Liens. The term "ASSETS" means: (a) the Equipment and other Tangible Assets set forth on Schedule 2.1 attached hereto; (b) all Domain Names, websites and Intellectual Property of Seller as set forth on Schedule 4.6 attached hereto; (c) all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by the Seller with respect to (a) and (b) above, whether arising by way of counterclaim or otherwise; and (d) contracts to which Seller is bound as set forth on Schedule 4.5.

2.2 ASSUMPTION OF LIABILITIES. For greater certainty, the Purchaser assumes no Liabilities relating to the Assets or the Seller or the Seller's business (including Tax Liabilities).

ARTICLE III
THE CLOSING

3.1 CLOSING. The closing of the transactions contemplated hereby (the "CLOSING") shall take place ten (10) days from the effective date of this Agreement at the offices of Purchaser commencing at 10:00 a.m. P.T., or such other date as the parties hereto may mutually determine in writing (the "CLOSING DATE").

3.2 DELIVERY OF ITEMS BY THE SELLER. The Seller shall deliver to the Purchaser at the Closing the items listed below:

(a) an Employment Agreement, duly executed by the Seller, in the form attached hereto as EXHIBIT A (the "EMPLOYMENT AGREEMENT"); and

(b) such other documents and instruments as the Purchaser may reasonably request.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLER

As an inducement to the Purchaser to enter into this Agreement, the Seller and Seller Principal represent and warrant to the Purchaser as follows:

4.1 AUTHORIZATION. The Seller has full power and authority to execute and deliver this Agreement and the Ancillary Agreements, as applicable, and to perform its obligations hereunder and thereunder. This Agreement and the Ancillary Agreements have been duly executed and delivered by the Seller and/or Seller Principal, assuming the due authorization, execution and delivery hereto and thereof by the Purchaser, constitute the valid and legally binding obligations of the Seller and/or Seller Principal enforceable in accordance with their respective terms. Seller is a corporation organized under the laws of the State of California, in good standing, and has obtained all consents and other approvals necessary under California law, its Articles of Incorporation, and its Bylaws necessary for the execution, delivery and performance of this Agreement and the Ancillary Agreements.

4.2 BROKERS' FEES. No agent, broker, finder, investment banker, financial advisor or other similar Person will be entitled to any fee, commission or other compensation in connection with any of the transactions contemplated by this Agreement on the basis of any act or statement made or alleged to have been made by the Seller, any of its Affiliates, or any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of the Seller or any such Affiliate.

4.3 NONCONTRAVENTION.

(a) Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements, as applicable, nor the consummation of the transactions contemplated hereby or thereby will, with or without the giving of notice or the lapse of time or both, (i) violate any Law or Order or other restriction of any Governmental Entity to which the Seller may be subject or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of any right or obligation under, create in any party the right to accelerate, terminate, modify, cancel, require any notice under or result in the creation of a Lien on any of the Assets under, any Contract to which the Seller is a party or by which it is bound and to which any of its Assets is subject.

(b) The execution and delivery of this Agreement and the Ancillary Agreements, as applicable, by the Seller do not, and the performance of this Agreement and the

Ancillary Agreements by the Seller and the consummation of the transactions contemplated hereby and thereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity.

4.4 LITIGATION. There is no pending or, to the Knowledge of the Seller or Seller Principal, threatened Action against or affecting the Assets. Neither the Seller nor the Assets are subject to any Order restraining, enjoining or otherwise prohibiting or making illegal any action by the Seller, this Agreement or any of the transactions contemplated hereby.

4.5 CONTRACTS. Except as disclosed on SCHEDULE 4.5, there are no executory Contracts (whether license agreements, development agreements or otherwise), to which any of the Assets are bound or subject (other than this Agreement).

4.6 INTELLECTUAL PROPERTY.

(a) SCHEDULE 4.6 contains a list of all patents, trade names, trademarks and/or copyrights and all applications therefor filed by Seller with respect to the Assets and all licenses, if any, relating to the foregoing patents, trade names, trademarks and/or copyrights and all applications therefor. SCHEDULE 4.6 identifies the owner of each item listed thereon and, in the case of registrations and applications, the application or registration number and date. The Seller has not taken any action that could result in any of the registrations and applications for registration for the Assets not being valid and in full force and effect.

(b) Except as disclosed on SCHEDULE 4.6, the Seller is the sole and exclusive owner of, and has good and marketable title to, all of the Intellectual Property in and to the Assets, including the Intellectual Property set forth on SCHEDULE 4.6, free and clear of all Liens. Except as disclosed on SCHEDULE 4.6, the Seller has sole and exclusive right to develop, perform, use, create derivative works of, operate, reproduce, market, sell, license, display, distribute, publish and transmit the Intellectual Property in and to the Assets. Upon the Closing, except as disclosed on SCHEDULE 4.6, the Purchaser will have sole and exclusive right, title and interest in and to the Intellectual Property in and to the Assets, such that the Purchaser shall thereafter have sole and exclusive rights to perform, reproduce, create derivative works of, develop, use, operate, market, sell, license, display, publish, transmit and distribute the Assets, free of all encumbrances. The Seller has taken reasonable measures to protect the proprietary nature of the Intellectual Property in and to the Assets and to maintain in confidence the trade secrets and confidential information that it owns or uses. Except as disclosed on SCHEDULE 4.6, no other Person has any rights to any of Intellectual Property in and to the Assets and, to the knowledge of the Seller, no other Person is infringing, violating or misappropriating any of the Intellectual Property in and to the Assets.

(c) With respect to the Seller's Intellectual Property contributed to the Assets, such Intellectual Property does not infringe upon, violate or constitute a misappropriation of any Intellectual Property or other right of any other Person. In addition, to Seller's knowledge, none of the activities or business presently conducted by the Seller with respect to the Assets infringes or violates, or constitutes a misappropriation of, any Intellectual Property or other right of any other Person. Neither the Seller nor any Affiliate of the Seller has received any written complaint, claim or notice alleging any such infringement, violation or misappropriation. Further, neither the Seller nor any Affiliate of the Seller has disclosed to any Person, any product formula, or any portion or aspect of any product formula, which is part of the Assets, including the Intellectual Property.

4.7 COMPLIANCE WITH LAWS. The Seller is not in violation of, has not violated and, to the Knowledge of the Seller, is not under investigation with respect to any possible violation of, and has not been threatened to be charged with any violation of, any Order of Law applicable to the Assets.

4.8 TITLE TO ASSETS. Except as to Intellectual Property (which warranty is contained in Section 4.6): (i) the Seller has good and marketable title to all of the Assets free and clear of all Liens; (ii) this Agreement and the instruments of transfer to be executed and delivered pursuant hereto will effectively vest in the Purchaser good and marketable title to all of the Assets free and clear of all Liens; (iii) and no Person other than the Seller has any ownership interest in any of the Assets.

4.9 SOLVENCY. The Seller is and, after consummation of the transactions contemplated by this Agreement, will be Solvent.

4.10 DISCLOSURE. The representations and warranties on the part of the Seller contained in this Agreement, and the statements contained in any of the Schedules or in any certificates furnished to the Purchaser pursuant to any provisions of this Agreement, including pursuant to Article VI hereof, do not contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Seller to enter into this Agreement, the Purchaser represents and warrants to the Seller as follows:

5.1 AUTHORIZATION. The Purchaser has full power and authority to execute and deliver this Agreement and the Ancillary Agreements, as applicable, and to perform its obligations hereunder and thereunder. This Agreement and the Ancillary Agreements have been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery hereof and thereof by the Seller, constitute the valid and legally binding obligations of the Purchaser enforceable in accordance with their respective terms. Purchaser is a corporation organized under the laws of the State of Nevada, in good standing, and has obtained all consents and other approvals necessary under Nevada law, its Articles of Incorporation, and its Bylaws necessary for the execution, delivery and performance of this Agreement and the Ancillary Agreements.

5.2 NONCONTRAVENTION.

(a) Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements, as applicable, nor the consummation of the transactions contemplated hereby or thereby will, with or without the giving of notice or the lapse of time or both, (i) violate any Law or Order or other restriction of any Governmental Entity to which the Purchaser may be subject.

(b) The execution and delivery of this Agreement and the Ancillary Agreements, as applicable, by the Purchaser does not, and the performance of this Agreement and the Ancillary Agreements by the Purchaser and the consummation of the transactions contemplated hereby and thereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity.

5.3 BROKERS' FEES. No agent, broker, finder, investment banker, financial advisor or other similar Person will be entitled to any fee, commission or other compensation in connection with any of the transactions contemplated by this Agreement on the basis of any act or statement made or alleged to have been made by the Purchaser, any of its Affiliates, or any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of the Purchaser or any such Affiliate.

ARTICLE VI
CONDITIONS TO OBLIGATION TO CLOSE

6.1 CONDITIONS TO CLOSING BY THE PURCHASER. The obligation of the Purchaser to effect the transactions contemplated hereby is subject to the satisfaction or waiver by the Purchaser of the following conditions:

(a) The representations and warranties of the Seller and each of the Seller Principals set forth in this Agreement shall be true and correct in all material respects, with respect to representations and warranties not qualified by materiality, or in all respects, with respect to representations and warranties qualified by materiality, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) The Seller and Seller Principal shall have performed in all material respects the covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) The Seller and Seller Principal shall have executed and delivered each of the Ancillary Agreements, as applicable.

(d) There shall be no effective or pending Law or Order that would prohibit the Closing, and the Seller shall have obtained all necessary approvals of any Governmental Entities in connection with the transactions contemplated hereby and by the Ancillary Agreements.

(e) The Seller shall have delivered each of the items described in Section 3.2.

(f) Purchaser shall have until the end of the seventh (7th) day following the date of this Agreement to conduct such investigations and studies of the Assets as Purchaser shall determine to be necessary or appropriate. Seller agrees that Purchaser and Purchaser's agents shall have access to the Assets (including the Intellectual Property) at all reasonable times during this due diligence period for the purpose of conducting its feasibility and other studies and investigations of the Assets. Within three (3) days after the date of this Agreement, Seller shall provide to Buyer any and all documents requested by Purchaser and relating to the Assets including the Intellectual Property. If requested by Purchaser, Seller shall cooperate with Purchaser to facilitate meetings between Buyer and its Representatives and Seller and its Representatives regarding such investigations and studies of the Assets including the Intellectual Property. If Purchaser is not satisfied with the Assets or the feasibility of purchasing the Assets, for any reason whatsoever, then Purchaser shall have the absolute and unconditional right to terminate this Agreement. If Purchaser elects to terminate this Agreement, the Purchaser shall deliver written notice to Seller of its intention within three (3) days after the expiration of the due diligence period of seven (7) days from the date of this Agreement. Should Purchaser issue such notice, then this Agreement shall automatically terminate whereupon the parties shall be relieved of any and all further obligations hereunder. If Purchaser does not issue such notice, then Purchaser will have deemed to have elected to go forward with the acquisition of the Assets pursuant to this Agreement.

6.2 CONDITIONS TO CLOSING BY THE SELLER. The obligation of the Seller to effect the transactions contemplated hereby is subject to the satisfaction or waiver by the Seller of the following conditions:

(a) The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects, with respect to representations and warranties not qualified by materiality, and in all respects, with respect to representations and warranties qualified by materiality, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(b) The Purchaser shall have performed in all material respects the covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) The Purchaser shall have executed and delivered each of the Ancillary Agreements, as applicable.

(d) There shall be no effective or pending Law or Order that would prohibit the Closing, and the Purchaser shall have obtained all necessary approvals of any Governmental Entities in connection with the transactions contemplated hereby and by the Ancillary Agreements.

ARTICLE VII
INDEMNIFICATION

7.1 INDEMNIFICATION OBLIGATIONS.

(a) Purchaser shall indemnify the Seller and its officers, directors, employees, agents and Affiliates (each, an "INDEMNIFIED PARTY") in respect of, and hold each harmless from and against, any and all Losses suffered, incurred or sustained by it or to which it becomes subject, resulting from, arising out of or relating to (i) any misrepresentation or breach of representation or warranty on the part of the Purchaser contained in this Agreement and (ii) any nonfulfillment of or failure to perform any covenant or agreement on the part of the Purchaser contained in this Agreement.

(b) Seller shall indemnify the Purchaser and its officers, directors, employees, agents and Affiliates (each, an "INDEMNIFIED PARTY") in respect of, and hold each harmless from and against, any and all Losses suffered, incurred or sustained by it or to which it becomes subject, resulting from, arising out of or relating to (i) any misrepresentation or breach of representation or warranty on the part of the Seller or Seller Principal contained in this Agreement and (ii) any nonfulfillment of or failure to perform any covenant or agreement on the part of the Seller or Seller Principal contained in this Agreement.

(c) For purposes of indemnification under this Article VII only, all qualifications as to materiality and/or Material Adverse Effect contained in any representation or warranty shall be disregarded.

7.2 METHOD OF ASSERTING CLAIMS. Claims for indemnification by an Indemnified Party under Section 7.1 will be asserted and resolved as follows:

(a) THIRD-PARTY CLAIMS. In the event that any claim or demand in respect of which an Indemnified Party might seek indemnification under Section 7.1 in respect of, arising out of or involving a claim or demand made by any Person not a party to this Agreement against an Indemnified Party (a "THIRD-PARTY CLAIM"), the Indemnified Party shall deliver a Claim Notice to the either the Purchaser or the Seller, as appropriate, as the "Indemnifying Party" within sixty (60) days after receipt by such Indemnified Party of written notice of the Third Party Claim. If the Indemnified Party fails to provide the Claim Notice within such time period, the Indemnifying Party will not be obligated to indemnify the Indemnified Party with respect to such Third-Party Claim to the extent that the Indemnifying Party's ability to defend is actually prejudiced by such failure of the Indemnified Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party accepts or disputes its liability to the Indemnified Party under Section 7.1 and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third-Party Claim.

(i) DEFENSE BY INDEMNIFYING PARTY. If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third-Party Claim pursuant to this Section 7.2, then the Indemnifying Party will have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third-Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted or defended by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party in its sole discretion in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party will not be indemnified in full pursuant to Section 7.1). Subject to the immediately preceding sentence, the Indemnifying Party will have full control of such defense and proceedings, including any compromise or settlement thereof; PROVIDED, HOWEVER, that the Indemnified Party may, at the cost and expense of the Indemnifying Party, at any time prior to the Indemnifying Party's delivery of notice to assume the defense of such Third Party Claim, file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests. The Indemnifying Party shall not be liable to the Indemnified Party for legal expenses incurred by the Indemnified Party in connection with the defense of such Third Party Claim after the Indemnifying Party's delivery of notice to assume the defense. In addition, if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third-Party Claim that the Indemnifying Party elects to contest.

(ii) DEFENSE BY INDEMNIFIED PARTY. If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to assume the defense of the Third-Party Claim, or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third-Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in good faith or will be settled at the discretion of the Indemnified Party. The Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; PROVIDED, HOWEVER, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third-Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this

Section 7.2, if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability hereunder to the Indemnified Party with respect to such Third-Party Claim and if such dispute is resolved in all respects in favor of the Indemnifying Party in the manner provided in clause (iii) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this Section 7.2 or of the Indemnifying Party's participation therein at the Indemnified Party's request. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 7.2, and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

(iii) ACCEPTANCE BY INDEMNIFYING PARTY. If the Indemnifying Party notifies the Indemnified Party that it accepts its indemnification liability to the Indemnified Party with respect to the Third-Party Claim under Section 7.1, the Loss identified in the Claim Notice, as finally determined, will be conclusively deemed a liability of the Indemnifying Party under Section 7.1 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party timely disputes its liability with respect to such Third-Party Claim or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party with respect to such Third-Party Claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations with the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.

(b) NON-THIRD PARTY CLAIMS. In the event any Indemnified Party should have a claim under Section 7.1 against any Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. The failure or delay by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure or delay. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice within the Dispute Period, the Loss indemnified in the Indemnity Notice will be conclusively deemed a Liability of the Indemnified Party under Section 7.1 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability with respect to such claim or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.

ARTICLE VIII
POST-CLOSING COVENANTS

8.1 TRANSFER TAXES. Notwithstanding anything herein to the contrary, Seller shall be liable for and shall pay any Transfer Taxes or other similar tax imposed in connection with the transfer of the Assets pursuant to this Agreement. The party responsible under applicable Law for remitting any such tax shall pay and remit such tax on a timely basis and, if such party is the Purchaser, the Purchaser shall notify the Seller of the amount of such tax, and the Seller shall promptly pay to the Purchaser the amount of such tax.

8.2 FURTHER ACTION. From and after the Closing each of the parties hereto shall execute and deliver such documents and take such further actions as may reasonably be required to carry out the provisions of this Agreement and the Ancillary Agreements and to give effect to the transactions contemplated hereby and thereby, including to give the Purchaser effective ownership and control of the Assets.

ARTICLE IX
MISCELLANEOUS

9.1 SURVIVAL. Notwithstanding any right of the Purchaser (whether or not exercised) to investigate the affairs of the Seller or any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Agreement or the waiver of any condition to Closing, each of the parties hereto has the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement. The representations, warranties, covenants and agreements of the parties hereto contained in this Agreement and any certificate or other document provided hereunder or thereunder will survive the Closing.

9.2 NO THIRD-PARTY BENEFICIARIES. The terms and provisions of this Agreement are intended solely for the benefit of the parties hereto and their respective successors and permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person, except for any Person entitled to indemnity under Article VII.

9.3 ENTIRE AGREEMENT. This Agreement (including the Exhibits and the Schedules hereto) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede any prior understandings, agreements or representations by or between the parties hereto, written or oral, with respect to such subject matter.

9.4 SUCCESSION AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto.

9.5 DRAFTING. The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

9.6 NOTICES. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission or mailed (by registered or certified mail, postage prepaid, return receipt requested) or delivered by reputable overnight courier, fee prepaid, to the parties hereto at the following addresses or facsimile numbers:

IF TO PURCHASER OR SAULTER, TO:	Entertainment Arts Research, Inc Attn: Joseph Saulter, CEO 7249 Misty Harbor Court, Stone Mountain, GA 30087 jns@ea-research.com Ph: 404.606.7383
With a copy to:	Cane Clark LLP Attn: Scott Doney, Esq. 3273 E. Warm Springs Road Las Vegas, NV 89120 702-944-7100 (fax)
IF TO SELLER OR SELLER PRINCIPAL, TO:	Strait Gate Games, Inc. Attn: Jonathan Eubanks, CEO 36358 N. Lake Pointe Ln. Palmdale, CA 93550

Any party hereto may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner set forth herein.

9.7 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Nevada.

9.8 CONSENT TO JURISDICTION AND SERVICE OF PROCESS. Each of the parties hereto consents to the jurisdiction of any state or federal court located within the county of Clark in the state of Nevada and irrevocably agrees that all actions or proceedings relating to this agreement, the ancillary agreements or the transactions contemplated hereby or thereby shall be litigated in such courts to the exclusion of all other venues. Each of the parties hereto accepts for itself and in connection with its respective properties, generally and unconditionally, the jurisdiction of the aforesaid courts and waives any defense of forum non conveniens, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this agreement, the ancillary agreements or the transactions contemplated hereby or thereby. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at the address specified in this agreement, such service to become effective 15 calendar days after such mailing. Nothing herein shall in any way be deemed to limit the ability of either party hereto to serve any such legal process, summons, notices and documents in any other manner permitted by applicable law.

9.9 AMENDMENTS AND WAIVERS. No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by each of the parties hereto. No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver shall be valid unless such waiver is in writing and signed by the party against whom such waiver is sought to be enforced.

9.10 SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

9.11 EXPENSES. Except as otherwise expressly set forth herein or therein, each of the parties hereto will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby or thereby, whether or not the transactions contemplated hereby or thereby are consummated.

9.12 INCORPORATION OF EXHIBITS AND SCHEDULES. The Exhibits, Annexes and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof. Unless otherwise specified, no information contained in any particular numbered Schedule shall be deemed to be contained in any other numbered Schedule unless explicitly included therein (by cross reference or otherwise).

9.13 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy available to them at law or equity.

9.14 HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

9.15 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

ENTERTAINMENT ARTS RESEARCH, INC. ("Purchaser")

By:______________________

Its:______________________

STRAIT GATE GAMES, INC. ("Seller")

By:______________________

Its:______________________

Joseph Saulter ("Saulter")

____

Jonathan Eubanks ("Seller Principal")

____

EXHIBIT A

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is made and entered into as of August 3, 2009 by and between ENTERTAINMENT ARTS RESEARCH, INC., a Nevada corporation (the "Company"), and JONATHAN EUBANKS ("Executive").

RECITALS

The Company owns and operates a business which manufactures and distributes video games (the "Business") to customers throughout North America (the "Territory"). The Company desires to employ Executive, and the Executive desires to accept such employment, on the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual promises set forth in this Agreement the parties hereto agree as follows:

ARTICLE I
Term of Employment

1.01 Subject to the provisions of Article V, and upon the terms and subject to the conditions set forth in this Agreement, the Company will employ Executive for the period beginning on the date first written above (the "Commencement Date") and ending on August 3, 2012 (the "Initial Term"). The Initial Term shall be automatically renewed for up to two (2) successive consecutive one (1) year periods (each, a "Renewal Term" and the Initial Term and Renewal Term are collectively referred to as the "term of employment") thereafter unless either party sends notice to the other party, not more than 270 days and not less than 90 days before the end of the then-existing term of employment, of such party's desire to terminate the Agreement at the end of the then-existing term, in which case this Agreement will terminate at the end of the then-existing term. The parties understand and acknowledge that if Executive remains employed by the Company after the end of the last Renewal Term, then such employment shall be "at-will" unless this Agreement is extended, or different terms are established, by the parties in writing.

ARTICLE II
Duties

2.01(a) During the term of employment, Executive will:

(i) Promote the interests, within the scope of his duties, of the Company and devote his full working time and efforts to the Company's business and affairs;

(ii) Serve as President of the Company, reporting directly to the CEO of the Company; and

(iii) Perform the duties and services consistent with the title and function of such office, including without limitation, those as specifically set forth from time to time by the Company's Board of Directors (the "Board").

(b) Notwithstanding anything contained in clause 2.01(a)(i) above to the contrary, nothing contained herein or under law shall be construed as preventing Executive from (i) investing Executive's personal assets in such form or manner as will not require any services on the part of Executive in the operation or the affairs of the companies in which such investments are made and in which his participation is solely that of a passive investor (provided that he, collectively with his family and affiliated interests (or persons constituting a "group" under the federal securities laws) will not exceed 5% of any company's voting securities); and (ii) engaging (not during normal business hours) in any other professional, civic, or philanthropic activities, provided that Executive's investments or engagement does not result in a violation of his covenants under this Section or Article VI hereof and are otherwise disclosed to and approved by the Board in its sole discretion.

ARTICLE III
Base Compensation

3.01 The Company will compensate Executive for the duties performed by him hereunder by payment of a base salary at the rate of Two Hundred and Fifty Thousand Dollars ($250,000.00) per annum (the "Base"), payable in equal semi-monthly installments, subject to customary withholding for federal, state, and local taxes and other normal and customary withholding items.

3.02 Transfer of Shares. Upon the surrender of 5,000,000 shares of Common Stock Series A, and in exchange for those shares, the Company shall issue to Executive 5,000,000 shares of Common Stock Series B, to be created by the Company having super voting rights of 100 votes per share.

3.03 Bonus. In addition to the Base, the Company (a) shall pay to the Executive a bonus (the "Non-Discretionary Bonus") each year (except pro rated for the first and last years of this Agreement), equal to ten percent (10%) of the then-existing Base, payable between August 1 and August 3 of the following year and (b) may pay to the Executive a bonus (the "Discretionary Bonus") (the Non-Discretionary Bonus and Discretionary Bonus are sometimes collectively referred to as the "Bonus") of any amounts deemed reasonable and appropriate by the Company's Board of Directors based on the quality and nature of the Executive's services and the performance of the Company during such year.

ARTICLE IV
Reimbursement and Employment Benefits

4.01 Health and Other Medical. Executive shall be eligible to participate in all health, medical, dental, and life insurance employee benefits as are available from time to time to other key executive employees (and their families) of the Company, including a Life Insurance Plan, Medical and Dental Insurance Plan, and a Long Term Disability Plan (the "Plans").

4.02 Vacation. Executive shall be entitled to four (4) weeks of vacation, to be taken in such amounts and at such times as shall be mutually convenient for Executive and the Company. Any time not taken by Executive in one year shall be forfeited and not carried forward to subsequent years. Executive shall not be entitled to be reimbursed for any unused vacation or personal time, except as may be required under law.

4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Seven Hundred Dollars ($700) per annum.

4.04 Reimbursable Expenses. The Company shall in accordance with its standard policies in effect from time to time reimburse Executive for all reasonable out-of-pocket expenses actually incurred by him in the conduct of the business of the Company provided that Executive submits all substantiation of such expenses to the Company on a timely basis in accordance with such standard policies.

4.05 Savings Plan. Executive will be eligible to enroll and participate, and be immediately vested in, all Company savings and retirement plans, including any 401(k) plans, as are available from time to time to other key executive employees.

ARTICLE V
Termination

5.01 General Provisions. Except as otherwise provided in this Article V, at such time as Executive's employment is terminated by the Executive or the Company, any and all of the Company's obligations under this Agreement shall terminate, other than the Company's obligation to pay Executive, within thirty (30) days of Executive's termination of employment, the full amount of any unpaid Base and accrued but unpaid benefits, including any vacation pay, earned by Executive pursuant to this Agreement through and including the date of termination and to observe the terms and conditions of any plan or benefit arrangement which, by its terms, survives such termination of Executive's employment. The payments to be made under this Section 5.01 shall be made to Executive, or in the event of Executive's death, to such beneficiary as Executive may designate in writing to the Company for that purpose, or if Executive has not so designated, then to the spouse of Executive, or if none is surviving, then to the personal representative of the estate of Executive. Notwithstanding the foregoing, termination of employment shall not affect the obligations of Executive under Article VI hereof that, pursuant to the express provisions of this Agreement, continue in full force and effect.

Upon termination of employment with the Company for any reason, Executive shall promptly deliver to the Company all Company property including without limitation all writings, records, data, memoranda, contracts, orders, sales literature, price lists, client lists, data processing materials, and other documents, whether or not obtained from the Company or any Affiliate, which pertain to or were used by Executive in connection with his employment by the Company or which pertain to any Affiliate, including, but not limited to, Confidential Information, as well as any automobiles, computers or other furniture, fixtures or equipment which were purchased by the Company for Executive or otherwise in Executive's possession or control.

5.02 Automatic Termination. This Agreement shall be automatically terminated upon the first to occur of the following (a) the expiration of this Agreement in accordance with Section 1.01 hereof, (b) the Company's termination pursuant to section 5.03, (c) the Executive's termination pursuant to section 5.04 or (d) the Executive's death.

5.03 By the Company. This Agreement may be terminated by the Company upon written notice to the Executive upon the first to occur of the following:

(a) Disability. Upon the Executive's Disability (as defined herein). The term "Disability" shall mean, in the sole determination of the Company's Board, whose determination shall be final and binding, the reasonable likelihood that the Executive will be unable to perform his duties and responsibilities to the Company by reason of a physical or mental disability or infirmity for either: (i) a continuous period of four months; or (ii) 180 days during any consecutive twelve (12) month period.

(b) Cause. Upon the Executive's commission of Cause (as defined herein). The term "Cause" shall mean the following:

(i) Any violation by Executive of any material provision of this Agreement (including without limitation any violation of any provision of Sections 6.01, 6.02 or 6.03 hereof any and all of which are material in all respects), upon notice of same by the Company describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(i), which breach, if capable of being cured, has not been cured to the Company's sole and absolute satisfaction within 30 days after such notice (except for breaches of any provisions of sections 6.01, 6.02 or 6.03 which are not subject to cure or any notice);

(ii) Embezzlement by Executive of funds or property of the Company;

(iii) Habitual absenteeism, bad faith, fraud, refusal to perform his duties, gross negligence or willful misconduct on the part of Executive in the performance of his duties as an employee of the Company, provided that the Company has given written notice of and an opportunity of not less than 30 days to cure such breach, which notice describes in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(iii), provided that no such notice or opportunity needs to be given if (x) in the judgment of the Company's Board of Directors, such conduct is habitual or would unnecessarily or unreasonably expose the Company to undue risk or harm or (y) one previous notice had already been given under this section or under section (i) above; or

(iv) a felonious act, conviction, or plea of nolo contendere of Executive under the laws of the United States or any state (except for any conviction or plea based on a vicarious liability theory and not the actual conduct of the Executive).

5.04 By the Executive. This Agreement may be terminated by the Executive upon written notice to the Company upon the first to occur of the following:

(a) Change in Control. Within six (6) months after a "Change in Control" (as defined herein) of the Company (unless Executive is not offered a position in the buying or succeeding owner with equal or better economic terms as this Agreement). The term "Change in Control" shall be deemed to have occurred at such time as (i) any person or entity (or person or entities which are affiliated or acting as a group or otherwise in concert) is or becomes the beneficial owner, directly or indirectly, of securities representing 50% or more of the combined voting power for election of directors of the then outstanding securities of the Company (other than stockholders which own greater than fifty percent (50%) of the stock of the Company as of the effective date of this Agreement); (ii) the shareholders of the Company approve any merger or consolidation as a result of which its membership interests shall be changed, converted, or exchanged (other than a merger with a wholly-owned subsidiary of the Company) or any liquidation of the Company or any sale or other disposition of all or substantially all of the assets or earning power of the Company; or (iii) the shareholders of the Company approve any merger or consolidation to which the Company is a party as a result of which the persons who were members of the Company immediately before the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power for election of directors or the equivalent of the surviving corporation following the effective date of such merger or consolidation; provided, however, that no Change in Control shall be deemed to have occurred as a result of the sale or transfer of membership interests of the Company to an employee benefit plan sponsored by the Company or an affiliate thereof or if the new employer offers to employ the Executive on substantially the same terms and conditions as set forth in this Agreement (except that the Base shall not be reduced below the then-existing Base).

(b) Constructive Termination. Upon the occurrence of a "Constructive Termination" (as defined herein) by the Company. The term "Constructive Termination" shall mean any of the following: any breach by the Company of any material provision of this Agreement, including, without limitation, the assignment to the Executive of duties inconsistent with his position specified in Section 2.01 hereof or any breach by the Company of such Section, which is not cured within 60 days after written notice of same by Executive, describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.04.

(c) Voluntary Termination. Executive's resignation for reasons other than as specified in Section 5.04(a) and (b).

5.05 Consequences of Termination. Upon any termination of Executive's employment with the Company, except for a termination by the Company for Cause as provided in Section 5.03(b) hereof or for a termination by the Executive pursuant to Section 5.04(c) hereof, the Executive shall be entitled to (a) a payment equal to the lesser of (i) two (2) months' or (ii) the length of the remaining term hereof worth of the then-existing Base (the "Severance") and (b) retain the benefits set forth in Article IV for the lesser of (x) two (2) months or (y) the length of the remaining term hereof. The Severance shall be paid, at Company's option, either (x) in a lump sum upon termination with such payments discounted by the U.S. Treasury rate most closely comparable to the applicable time period left in the Agreement or (y) as and when normal payroll payments are made. Executive expressly acknowledges and agrees that the payment of Severance to Executive hereunder shall be liquidated damages for and in full satisfaction of any and all claims Executive may have relating to or arising out of Executive's employment or termination of Executive's employment by the Company or relating to or arising out of this Agreement and the termination thereof, including, without limitation, those causes of action arising under the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §621 *et seq.*, Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §2000e *et seq.*, the Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §12101 *et seq.*, the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. §201 *et seq.*, the Civil Rights Act of April 9, 1866.1 42 U.S.C. §1981 *et seq.*, the National Labor Management Relations Act, 29 U.S.C. §141 *et seq.*, the Occupational Safety and Health Act, 29 U.S.C. §651 *et seq.*, and the Family Medical Leave Act of 1993, 29 U.S.C. §2601 *et seq.* Notwithstanding the foregoing, Executive's right to receive Severance Pay is contingent upon Executive not violating any of his on-going obligations under this Agreement.

5.06 Representations. Executive represents, warrants, and covenants to Company that (a) there is no other agreement or relationship which is binding on him which prevents him from entering into or fully performing under the terms hereof and (b) the Company may contact any past, present, or future entity with whom he has a business relationship and inform such entity of the existence of this Agreement and the terms and conditions set forth herein.

ARTICLE VI
Covenants

6.01 Competition/Solicitation. (a) During the period in which Executive performs services for the Company and for a period of three (3) years after termination of Executive's employment with the Company, regardless of the reason, Executive hereby covenants and agrees that he shall not, directly or indirectly, except in connection with his duties hereunder or otherwise for the sole account and benefit of the Company, whether as a sole proprietor, partner, member, shareholder, employee, director, officer, guarantor, consultant, independent contractor, or in any other capacity as principal or agent, or through any person, subsidiary, affiliate, or employee acting as nominee or agent, except with the consent of the Company:

(i) Conduct or engage in, or be interested in or associated with, any person or entity anywhere in North America (plus any such additional geographical markets to which the Company may have expanded during the course of Executive 's employment) other than the Company and its affiliates which conducts or engages in the Business (plus any such additional product or service markets to which the Company may have expanded during the course of Executive 's employment);

(ii) Solicit, attempt to solicit, or accept business from, or cause to be solicited or have business accepted from, any then-current customers of Company, any persons or entities who were customers of the Company within the 180 days preceding the Termination Date, or any prospective customers of the Company for whom bids were being prepared or had been submitted as of the Termination Date; or

(iii) Induce, or attempt to induce, hire or attempt to hire, or cause to be induced or hired, any employee of the Company, or persons who were employees of the Company within the 180 days preceding the Termination Date, to leave or terminate his or her employment with the Company, or hire or engage as an independent contractor any such employee of the Company.

(b) Notwithstanding the foregoing, Executive shall not be prevented from (i) investing in or owning up to five percent (5%) of the outstanding stock of any corporation engaged in any business provided that such shares are regularly traded on a national securities exchange or in any over-the-counter market or (ii) retaining any shares of stock in any corporation which Executive owned before the date of his employment with the Company.

6.02 Confidential Information. Executive acknowledges that in his employment he is or will be making use of, acquiring, or adding to the Company's confidential information which includes, but is not limited to, memoranda and other materials or records of a proprietary nature; technical information regarding the operations of the Company; and records and policy matters relating to finance, personnel, market research, strategic planning, current and potential customers, lease arrangements, service contracts, management, and operations. Therefore, to protect the Company's confidential information and to protect other employees who depend on the Company for regular employment, Executive agrees that he will not in any way use any of said confidential information except in connection with his employment by the Company, and except in connection with the business of the Company he will not copy, reproduce, or take with him the original or any copies of said confidential information and will not directly or indirectly divulge any of said confidential information to anyone without the prior written consent of the Company.

6.03 Inventions. All discoveries, designs, improvements, ideas, and inventions, whether patentable or not, relating to (or suggested by or resulting from) products, services, or other technology of the Company or any Affiliate or relating to (or suggested by or resulting from) methods or processes used or usable in connection with the business of the Company or any Affiliate that may be conceived, developed, or made by Executive during employment with the Company (hereinafter "Inventions"), either solely or jointly with others, shall automatically become the sole property of the Company or an Affiliate. Executive shall immediately disclose to the Company all such Inventions and shall, without additional compensation, execute all assignments and other documents deemed necessary to perfect the property rights of the Company or any Affiliate therein. These obligations shall continue beyond the termination of Executive's employment with respect to Inventions conceived, developed, or made by Executive during employment with the Company. The provisions of this Section 6 shall not apply to any Invention for which no equipment, supplies, facility, or trade secret information of the Company or any Affiliate is used by Executive and which is developed entirely on Executive's own time, unless (a) such Invention relates (i) to the business of the Company or an Affiliate or (ii) to the actual or demonstrably anticipated research or development of the Company or an Affiliate, or (b) such Invention results from work performed by Executive for the Company.

6.04 Non-Disparagement. For a period commencing on the date hereof and continuing indefinitely, Executive hereby covenants and agrees that he shall not, directly or indirectly, defame, disparage, create false impressions, or otherwise put in a false or bad light the Company, its products or services, its business, reputation, conduct, practices, past or present employees, financial condition or otherwise.

6.05 Blue Penciling. If at the time of enforcement of any provision of this Agreement, a court shall hold that the duration, scope, or area restriction of any provision hereof is unreasonable under circumstances now or then existing, the parties hereto agree that the maximum duration, scope or area reasonable under the circumstances shall be substituted by the court for the stated duration, scope, or area.

6.06 Remedies. Executive acknowledges that any breach by him of the provisions of this Article VI of this Agreement shall cause irreparable harm to the Company and that a remedy at law for any breach or attempted breach of Article VI of this Agreement will be inadequate, and agrees that the Company shall be entitled to exercise all remedies available to it, including specific performance and injunctive and other equitable relief, without the necessity of posting any bond, in the case of any such breach or attempted breach.

ARTICLE VII
Assignment

7.01 This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and shall relieve the Company of its obligations hereunder if the assignment is pursuant to a Change in Control. Neither this Agreement nor any rights hereunder shall be assignable by Executive and any such purported assignment by him shall be void.

ARTICLE VIII
Entire Agreement

This Agreement constitutes the entire understanding between the Company and Executive concerning his employment by the Company or subsidiaries and supersedes any and all previous agreements between Executive and the Company or any of its affiliates or subsidiaries concerning such employment, and/or any compensation, bonuses or incentives. Each party hereto shall pay its own costs and expenses (including legal fees) except as otherwise expressly provided herein incurred in connection with the preparation, negotiation, and execution of this Agreement. This Agreement may not be changed orally, but only in a written instrument signed by both parties hereto.

ARTICLE IX
Applicable Law; Miscellaneous

9.01 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. All actions brought to interpret or enforce this Agreement shall be brought in federal or state courts located in Nevada.

9.02 Attorneys' Fees. In addition to all other rights and benefits under this Agreement, each party agrees to reimburse the other for, and indemnify and hold harmless such party against, all costs and expenses (including attorney's fees) incurred by such party (whether or not during the term of this Agreement or otherwise), if and to the extent that such party prevails on or is otherwise successful on the merits with respect to any action, claim or dispute relating in any manner to this Agreement or to any termination of this Agreement or in seeking to obtain or enforce any right or benefit provided by or claimed under this Agreement, taking into account the relative fault of each of the parties and any other relevant considerations.

9.03 Indemnification of Executive. The Company shall indemnify and hold harmless Executive to the full extent authorized or permitted by law with respect to any claim, liability, action, or proceeding instituted or threatened against or incurred by Executive or his legal representatives and arising in connection with Executive's conduct or position at any time as a director, officer, employee, or agent of the Company or any subsidiary thereof. The Company shall not change, modify, alter, or in any way limit the existing indemnification and reimbursement provisions relating to and for the benefit of its directors and officers without the prior written consent of the Executive, including any modification or limitation of any directors and officers liability insurance policy.

9.04 Waiver. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a continuing waiver or a waiver of any similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party hereto which are not set forth expressly in this Agreement.

9.05 Unenforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

9.06 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

9.07 Section Headings. The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ENTERTAINMENT ARTS RESEARCH, INC.

By: ______________________________

Name: Joseph Saulter
Its: CEO

____
Jonathan Eubanks ("Executive")

SCHEDULE 2.1

None	

SCHEDULE 4.5

None	

SCHEDULE 4.6

See attached Strait Gate Games, Inc. Assets Virtual Worlds Intellectual Properties	

Strait Gate Games, Inc. Assets
Virtual Worlds Intellectual Properties

1. **Universe of Faith™**

A faith-based social network and virtual world focused on Entertaining Truth™. Targeting a new generation of Christians and non-Christians who are interested in exploring their faith. It is the world's first definitive online Christian 3D Social Network. A living 3D virtual world where Christians and non-Christians can congregate and network with one another. It will be an online forum for fellowship, debates, sermons and social networking.

2. **The Main Street Journal™**

An online magazine and virtual world that bridges the gap between the evolving and radically changing world of politics and the young and forthcoming adults of this generation. It is the next evolution in online access to everything of political importance. It will be an online 3D virtual world where people can learn, discuss and debate critical issues and communicate their feelings in a persuasive and meaningful way. The vision is to create a passion in young people for the issues that shape their future and to give a strong, collective voice to "Main Street" society.

3. **Motion Picture Mogul™**

For everyone who loves movies or dreams of working on them, Motion Picture Mogul™ is the place to be. It is an online virtual movie business world with actual rewards and a search for the world's most talented new superstars. Motion Picture Mogul™ allows users to experience the excitement of the movie industry online, providing talented players – actors, directors, writers and producers - with all the tools they need to showcase their talent in the film industry. It is a virtual world where people can discover and make friends with new talent, watch or perform live auditions, exhibit and vote on short films or screenplays, attend live exclusive in-world "meetings" with industry professionals, and enjoy the rich experience that the world has to offer.

4. **Slick Shooter**

The first online virtual high-fashion photography business world with real world incentives and a unique search for the hottest new talent; the Slick Shooter. Beyond a social network, the virtual world allows users to experience the excitement of the photo industry in an online environment, providing talented Art Directors, Photographers, Editors, Writers, Models and Artists - with all the tools they need to showcase their efforts and get discovered in the industry without ever leaving the comfort of their own home.

EXHIBIT 2.3

AGREEMENT AND PLAN OF MERGER
Strait Gate Games
August 30, 2009

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is entered into as of August 31, 2009 by and among ENTERTAINMENT ARTS RESEARCH, INC., a Nevada corporation ("Parent"), STRAIT GATE ACQUISITION CORP., a Nevada corporation and a wholly-owned subsidiary of Parent ("Acquisition Corp."), and STRAIT GATE GAMES, INC., a California corporation (the "Company").

WITNESSETH:

WHEREAS, the respective Boards of Directors of each of Parent, Acquisition Corp. and the Company have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the acquisition of the Company by Parent, which acquisition is to be effected by the merger of Acquisition Corp. with and into the Company, with the Company being the surviving entity (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement (as defined herein);

WHEREAS, the parties hereto intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of Section 368(a)(2)(E) of the Code; and

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Definitions. Capitalized terms used in this Agreement shall have the following meanings:

"Acquisition Corp." shall have the meaning given to such term in the preamble to this Agreement.

"Acquisition Proposal" shall have the meaning given to such term in Section 6.2 hereof.

"Action" shall mean any claim, action, suit, proceeding, investigation or order.

"Affiliate" shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such Person. For the purposes of this definition, "control" (including, with correlative meaning, the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such Person through the ownership of voting securities, by contract or otherwise.

"Agreement" shall mean this Agreement and Plan of Merger, including the exhibits attached hereto or referred to herein, as the same may be amended or modified from time to time in accordance with the provisions hereof.

"Balance Sheet" shall have the meaning given to such term in Section 4.6 hereof.

"Balance Sheet Date" shall have the meaning given to such term in Section 4.5 hereof.

"Bylaws" shall have the meaning given to such term in Section 2.3(b) hereof.

"CCSC" shall mean the Corporation Code of the State of California, as amended.

"Certificate of Incorporation" shall have the meaning given to such term in Section 2.3(a) hereof.

"Certificates" shall have the meaning given to such term in Section 3.2(a) hereof.

"Closing" shall have the meaning given to such term in Section 2.5 hereof.

"Closing Date" shall have the meaning given to such term in Section 2.5 hereof.

"Code" shall have the meaning given to such term in the second recital to this Agreement.

"Commission" shall mean the United States Securities and Exchange Commission.

"Company" shall have the meaning given to such term in the preamble to this Agreement.

"Company Capital Stock" shall mean the Company Common Stock.

"Company Common Stock" shall mean the common stock, no par value, of the Company.

"Company Material Adverse Effect" shall mean any change, effect or circumstance that is materially adverse or is reasonably likely to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or operations of the Company and its subsidiaries, taken as a whole, other than any such change, effect or circumstance relating to general economic, regulatory or political conditions, except to the extent such change, effect or circumstance disproportionately affects the Company and its subsidiaries, taken as a whole.

"Consents" shall mean any permits, filings, notices, licenses, consents, authorizations, accreditation, waivers, approvals and the like of, to, with or by any Person.

"Contract" shall have the meaning given to such term in Section 4.4 hereof.

"Dissenting Shares" shall have the meaning given to such term in Section 3.1(e) hereof.

"Dissenting Stockholders" shall have the meaning given to such term in Section 3.1(e) hereof.

"Effective Time" shall have the meaning given to such term in Section 2.2 hereof.

"Employee Benefit Plans" shall have the meaning assigned to it in Section 4.13 hereof.

"Environmental Law" shall mean the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. §§ 136 et seq. and comparable state statutes dealing with the registration, labeling and use of pesticides and herbicides; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Clean Water Act (Federal Water Pollution Control Act), 33 U.S.C. §§ 1251 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; and the Hazardous Materials Transportation Act, 49 U.S.C. §§ 1801 et seq., as any of the above referenced statutes have been amended as of the date hereof, all rules, regulations and policies promulgated pursuant to any of the above referenced statutes, and any other foreign, federal, state or local law, statute, ordinance, rule, regulation or policy governing environmental matters, as the same have been amended as of the date hereof.

"ERISA" shall mean the Employee Retirement Income Securities Act of 1974, as amended, and the regulations issued thereunder.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations issued thereunder.

"Federal Securities Laws" means the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder.

"GAAP" shall mean generally accepted accounting principles as in effect from time to time in the United States consistently applied.

"Hazardous Material" means any substance or material meeting any one or more of the following criteria: (a) it is or contains a substance designated as or meeting the characteristics of a hazardous waste, hazardous substance, hazardous material, pollutant, chemical substance or mixture, contaminant or toxic substance under any Environmental Law; (b) its presence at some quantity requires investigation, notification or remediation under any Environmental Law; (c) it contains, without limiting the foregoing, asbestos, polychlorinated biphenyls, petroleum hydrocarbons, petroleum derived substances or waste, pesticides, herbicides, crude oil or any fraction thereof, nuclear fuel, natural gas or synthetic gas; or (d) mold.

"Indebtedness" shall mean any obligation of the Company that under GAAP is required to be shown on the Balance Sheet of the Company as a Liability. Any obligation secured by a Lien on, or payable out of the proceeds of production from, property of the Company shall be deemed to be Indebtedness even though such obligation is not assumed by the Company.

"Indebtedness for Borrowed Money" shall mean (a) all Indebtedness in respect of money borrowed including, without limitation, Indebtedness which represents the unpaid amount of the purchase price of any property and is incurred in lieu of borrowing money or using available funds to pay such amounts and not constituting an account payable or expense accrual incurred or assumed in the ordinary course of business of the Company, (b) all Indebtedness evidenced by a promissory note, bond or similar written obligation to pay money, or (c) all such Indebtedness guaranteed by the Company or for which the Company is otherwise contingently liable.

"Intellectual Property" shall have the meaning given to such term in Section 4.12(b) hereof.

"Investment Company Act" shall mean the Investment Company Act of 1940, as amended.

"Liability" shall mean any and all liability, debt, obligation, deficiency, Tax, penalty, fine, claim, cause of action or other loss, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.

"Lien" shall mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction and including any lien or charge arising by statute or other law.

"Merger" shall have the meaning given to such term in the first recital to this Agreement.

"Merger Consideration" shall mean the right to receive Parent Capital Stock upon conversion or exchange of the Company Capital Stock pursuant to Section 3.1(b) and Section 3.1(c).

"NRS" shall mean the Nevada Revised Statutes, as amended.

"Parent" shall have the meaning given to such term in the preamble to this Agreement.

"Parent Balance Sheet" shall have the meaning given to such term in Section 5.12 hereof.

"Parent Balance Sheet Date" shall have the meaning given to such term in Section 5.12 hereof.

"Parent Common Stock" shall mean the common stock, par value $0.00001 per share, of Parent Common Stock.

"Parent Common Stock A" shall mean the common stock, par value $0.00001 per share, of Parent, Common Stock Series A.

"Parent Common Stock B" shall mean the common stock, par value $0.00001 per share, of Parent, Common Stock Series B.

"Parent Employee Benefit Plans" shall have the meaning given to such term in Section 5.15 hereof.

"Parent Financial Statements" shall have the meaning given to such term in Section 5.11 hereof.

"Parent Material Adverse Effect" means any change, effect or circumstance that is materially adverse or is reasonably likely to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or operations of Parent and its subsidiaries, taken as a whole, other than any such change, effect or circumstance relating to general economic, regulatory or political conditions, except to the extent such change, effect or circumstance disproportionately affects Parent and its subsidiaries, taken as a whole.

"Parent Preferred Stock" shall mean the preferred stock, par value $0.00001 per share, of Parent.

"Permitted Liens" shall mean (a) Liens for Taxes and assessments or governmental charges or levies not at the time due or in respect of which the validity thereof shall currently be contested in good faith by appropriate proceedings; (b) Liens in respect of pledges or deposits under workmen's compensation laws or similar legislation, carriers', warehousemen's, mechanics', laborers' and materialmens' and similar Liens, if the obligations secured by such Liens are not then delinquent or are being contested in good faith by appropriate proceedings; and (c) Liens incidental to the conduct of the business of the Company that were not incurred in connection with the borrowing of money or the obtaining of advances or credits and which do not in the aggregate materially detract from the value of its property or materially impair the use made thereof by the Company in its business.

"Person" shall mean any individual, corporation, limited liability company, partnership, joint venture, trust or other entity or organization, including any government or political subdivision or an agency or instrumentality thereof.

"Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations issued thereunder.

"Stockholder" shall mean any record holder of Company Capital Stock.

"Surviving Corporation" shall have the meaning given to such term in Section 2.1 hereof.

"Tax" or "Taxes" shall mean (a) any and all taxes, assessments, customs, duties, levies, fees, tariffs, imposts, deficiencies and other governmental charges of any kind whatsoever (including, but not limited to, taxes on or with respect to net or gross income, franchise, profits, gross receipts, capital, sales, use, ad valorem, value added, transfer, real property transfer, transfer gains, transfer taxes, inventory, capital stock, license, payroll, employment, social security, unemployment, severance, occupation, real or personal property, estimated taxes, rent, excise, occupancy, recordation, bulk transfer, intangibles, alternative minimum, doing business, withholding and stamp), together with any interest thereon, penalties, fines, damages costs, fees, additions to tax or additional amounts with respect thereto, imposed by the United States (federal, state or local) or other applicable jurisdiction; (b) any liability for the payment of any amounts described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group or as a result of transferor or successor liability, including, without limitation, by reason of Code Section 1.1502-6; and (c) any liability for the payments of any amounts as a result of being a party to any Tax Sharing Agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in either clauses (a) or (b).

"Tax Return" shall include all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns (including Form 1099 and partnership returns filed on Form 1065)) required to be supplied to a Tax authority relating to Taxes.

"Tax Sharing Agreements" shall have the meaning given to such term in Section 4.11 hereof.

ARTICLE II
THE MERGER

Section 2.1 Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Acquisition Corp. shall be merged with and into the Company in accordance with the CCSC and NRS. Following the Effective Time, the separate corporate existence of the Acquisition Corp. shall cease, and the Company shall continue as the corporation surviving the Merger (sometimes hereinafter referred to as the "Surviving Corporation").

Section 2.2 Effective Time. The Parent, the Company and Acquisition Corp. shall cause a certificate of merger to be filed on the Closing Date (or on such other date as the Company and Parent may agree in writing) with the Secretary of State of the State of California, and shall make all other filings or recordings required by the CCSC in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed in accordance with the CCSC or such later time as specified in the certificate of merger, and such time is hereinafter referred to as the "Effective Time."

Section 2.3 Certificate of Incorporation; Bylaws; Directors and Officers.

(a) The certificate of incorporation of the Company as in effect immediately prior to the Effective Time, a copy of which is attached as Exhibit A hereto, shall be the certificate of incorporation of the Surviving Corporation (the "Certificate of Incorporation") from and after the Effective Time until thereafter changed or amended as provide therein or in accordance with applicable law. The articles of incorporation of Parent as in effect immediately prior to the Effective Time are attached as Exhibit C.

(b) The Bylaws of the Company as in effect immediately prior to the Effective Time, a copy of which is attached as Exhibit B hereto, shall be the bylaws of the Surviving Corporation (the "Bylaws") from and after the Effective Time until thereafter changed or amended as provided therein or in accordance with applicable law. The Bylaws of Parent as in effect immediately prior to the Effective Time are attached as Exhibit D.

(c) The directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws.

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in the CCSC. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all of the property, rights, privileges, powers and franchises of the Company and Acquisition Corp. shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition Corp. shall become the debts, liabilities and duties of the Surviving Corporation. The Company acknowledges that, from and after the Effective Time, Parent shall have the absolute and unqualified right to deal with the assets and business of the Surviving Corporation as its own property without limitation on the disposition or use of such assets or the conduct of such business.

Section 2.5 Closing. The consummation of the transactions contemplated by this Agreement, including the Merger (the "Closing"), shall take place: (a) at the offices of Cane Clark LLP, 3273 E. Warm Springs Rd., Las Vegas, NV at 10:00 a.m. local time on the date on which all of the conditions to the Closing set forth in Article VIII hereof shall be fulfilled or waived in accordance with this Agreement (other than conditions that can be satisfied only at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing); or (b) at such other place, time and date as the Company and Parent may agree in writing (the "Closing Date").

Section 2.6 Tax-Free Merger. The parties hereto intend that the Merger will be treated as a tax-free reorganization under Section 368 of the Code.

ARTICLE III
MERGER CONSIDERATION; CONVERSION AND EXCHANGE OF SECURITIES

Section 3.1 Manner and Basis of Converting and Exchanging Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Acquisition Corp. or the holders of any outstanding shares of capital stock or other securities of the Company, Parent or Acquisition Corp.:

(a) Acquisition Corp. Stock. All shares of common stock, par value $0.001 per share, of Acquisition Corp. issued and outstanding immediately prior to the Effective Time, collectively, shall be converted into and become one (1) fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation.

(b) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted or exchanged into the right to receive 14,401,500 shares of Parent Common Stock A and 2,500,000 shares of Parent Common Stock B.

(c) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such Company Capital Stock (the "Dissenting Shares") pursuant to, and who complies in all respects with, the provisions of Chapter 13 of the CCSC (the "Dissenting Stockholders"), shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Chapter 13 of the CCSC (and such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Chapter 13 of the CCSC, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the CCSC. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's shares of Company Capital Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Capital Stock, in accordance with Section 3.1(b), without any interest thereon. The Company shall notify its stockholders of appraisal rights within two (2) business days after the Effective Time. All negotiations with respect to payment for Dissenting Shares shall be handled jointly by Parent and the Company.

Section 3.2 Surrender of Certificates.

(a) Letter of Transmittal. Within two (2) business days after the Effective Time, Parent shall mail, or cause to be mailed, to each record holder of certificate(s) of Company Capital Stock issued and outstanding immediately prior to the Effective Time (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the certificates representing the Company Capital Stock (the "Certificates") in exchange for the Merger Consideration to be issued in accordance with Section 3.1(b). Upon surrender of a Certificate for cancellation to the Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each share of Company Capital Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. If issuance of the Merger Consideration is to be issued to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of issuance that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such issuance shall have presented to the satisfaction of the Surviving Corporation all documents required to evidence that any transfer and other Taxes required to be paid by reason of the issuance of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered have been fully and timely paid or that such Tax is not applicable. Until surrendered as contemplated by this Section 3.2(a), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, without interest.

(b) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued and such fractional share interests will not entitle the owner thereof to vote or to possess any rights of a stockholder of Parent. As contemplated by Section 3.2(b) and Section 3.2(c), each holder of Company Capital Stock exchanged pursuant to the Merger who otherwise would have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Capital Stock delivered by such holder) shall receive, in lieu thereof, a cash payment as contemplated by Section 3.2(b) and Section 3.2(c).

(c) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, an indemnity against any claim that may be made against it with respect to such Certificate, the Parent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be issued in respect of the shares of Company Capital Stock formerly represented by such Certificate, as contemplated by this Agreement.

(d) Cancellation of Shares. Immediately prior to the Effective Time, each share of Company Capital Stock either held in the Company's treasury or owned by any direct or indirect wholly-owned Subsidiary of the Company immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof or payment therefore.

(e) Stock Transfer Books. At the Effective Time, the stock transfer books of the Company will be closed and there will be no further registration of transfers of shares of Company Capital Stock thereafter on the records of the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent as follows:

Section 4.1 Organization. The Company (i) is duly organized, validly existing and in good standing (or its equivalent) under the laws of the State of California, (ii) has all licenses, permits, authorizations and other Consents necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and (iii) has all requisite corporate or other applicable power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and presently proposed to be conducted, except where such failure would not have, or be reasonably likely to have, a Company Material Adverse Effect. The Company is duly qualified or authorized to conduct business and is in good standing (or its equivalent) as a foreign corporation or other entity in all jurisdictions in which the ownership or use of its assets or nature of the business conducted by it makes such qualification or authorization necessary, except where the failure to be so duly qualified, authorized and in good standing would not have a Company Material Adverse Effect.

Section 4.2 Authorization; Validity of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of the Company and no other action (except the approval of the requisite Stockholders with respect to consummation of the Merger) on the part of the Company or any of its Stockholders or subsidiaries is necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and (assuming due and valid authorization, execution and delivery hereof by Parent and Acquisition Corp.) is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity.

Section 4.3 Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 1,000,000 shares of Company Common Stock. As of the date hereof and immediately prior to the Effective Time, there are 1,000 shares of Company Common Stock, no par value, issued and outstanding. The Company has no authorized preferred stock. The Company has no outstanding options, warrants, rights or commitments to issue shares of Company Capital Stock or any capital stock or other securities of the Company, and there are no outstanding securities convertible or exercisable into or exchangeable for shares of Company Capital Stock or any capital stock or other securities of the Company. There is no voting trust, agreement or arrangement among any of the beneficial holders of Company Capital Stock affecting the nomination or election of directors or the exercise of the voting rights of Company Capital Stock. There are no registration rights or similar rights applicable to any shares of Company Capital Stock or any capital stock or other securities of the Company. All outstanding shares of the capital stock of Company are validly issued and outstanding, fully paid and non-assessable, and none of such shares have been issued in violation of the preemptive rights of any Person. All of the shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time have been issued in compliance with the Securities Act and applicable state securities laws and (i) pursuant to effective registration statements filed with the Securities and Exchange Commission and/or (ii) in reliance on valid exemptions from registration or qualification thereunder.

Section 4.4 Consents and Approvals; No Violations. Except for (a) approval of the Merger by the requisite Stockholders and (b) filing of the certificate of merger with the Secretary of State of the State of California, neither the execution, delivery or performance of this Agreement by the Company nor the consummation of the transactions contemplated hereby will (i) violate any provision of its certificate of incorporation or Bylaws; (ii) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, require the consent of or result in the creation of any Lien upon any of the properties of the Company or any of its subsidiaries under any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement or other instrument (collectively, "Contract") to which the Company or any its subsidiaries or any of their respective properties may be bound; (iii) require any Consent, approval or authorization of, or notice to, or declaration, filing or registration with, any governmental entity by or with respect to the Company or any of its subsidiaries; or (iv) violate any order, writ, judgment, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets; except, in the cases of clauses (ii), (iii) and (iv), any such violations, conflicts, breaches, defaults or encumbrances, or any failure to receive any such Consent, approval or authorization, or to make any such notice, declaration, filing or registration as will not result in, or could reasonably be expected to result in, a Company Material Adverse Effect.

Section 4.5 Financial Statements. The Company has delivered or made available as of the date hereof or shall, prior to the Closing Date, deliver or make available to Parent the unaudited balance sheets of the Company for the fiscal year ending in December 31, 2007 (the "Balance Sheet Date") with accompanying statements of operation. The foregoing financial statements (including any notes thereto) (i) have been prepared based upon the books and records of the Company, (ii) have been prepared in accordance with GAAP (except as otherwise noted therein), and (iii) present fairly, in all material respects, the financial position, results of operations and cash flows of the Company as at their respective dates and for the periods then ended. To the knowledge of the Company, since the Balance Sheet Date, no fact or condition exists that has not been disclosed to Parent that has had or could reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 No Undisclosed Liabilities. The Company does not have any Liabilities except (a) for Liabilities reflected on the face of the balance sheet for the year ended December 31, 2007 (the "Balance Sheet Date"), (b) current Liabilities incurred and obligations under agreements entered into in the ordinary course of business since the Balanced Sheet Date, none of which, individually or in the aggregate, constitutes a Company Material Adverse Effect, or (c) attorney's fees and accounting fees incurred by the Company since the Balance Sheet Date, including those related to this Agreement and all of the transactions related hereto and contemplated hereby.

Section 4.7 Litigation. There is no Action pending or, to the knowledge of the Company, threatened, involving the Company or its subsidiaries or affecting any of the officers, directors or employees of the Company or its subsidiaries with respect to the Company's or any subsidiary's business by or before any governmental entity or by any third party that has had or could reasonably be expected to have a Company Material Adverse Effect and neither the Company nor any of its subsidiaries have received written notice that any such Action is threatened. Neither the Company nor any of its subsidiaries is in default under any judgment, order or decree of any governmental entity applicable to its business, which default could reasonably be expected to have a Company Material Adverse Effect.

Section 4.8 No Default; Compliance with Applicable Laws. The Company is not in default or violation of any material term, condition or provision of (i) its certificate of incorporation or Bylaws or (ii) to the Company's knowledge, any law applicable to the Company or its property and assets, and the Company has not received written notice of any violation of or Liability under any of the foregoing (whether material or not).

Section 4.9 Broker's and Finder's Fees. To the knowledge of the Company, no Person has, or as a result of the transactions contemplated or described herein will have, any right or valid claim against the Company for any commission, fee or other compensation as a finder or broker, or in any similar capacity.

Section 4.10 Contracts.

(a) The Company is not in violation or breach of any material Contract, except such violations that, in the aggregate, would not result in, or would not reasonably be expected to result in, a Company Material Adverse Effect. There does not exist any event or condition that, after notice or lapse of time or both, would constitute an event of default or breach under any material Contract on the part of the Company or, to the knowledge of the Company, any other party thereto or would permit the modification, cancellation or termination of any material Contract or result in the creation of any lien upon, or any Person acquiring any right to acquire, any assets of the Company, other than any events or conditions that, in the aggregate would not result in, or would not reasonably be expected to result in, a Company Material Adverse Effect. The Company has not received in writing any claim or threat that the Company has breached any of the terms and conditions of any material Contract, other than any material Contracts the breach of which, in the aggregate, would not result in, or would not reasonably be expected to result in, a Company Material Adverse Effect.

(b) The consent of, or the delivery of notice to or filing with, any party to a material Contract is not required for the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated under the Agreement. The Company has made available to Parent and Acquisition Corp. true and complete copies of all Contracts and other documents requested by Parent or Acquisition Corp.

Section 4.11 Tax Returns and Audits. All required federal, state and local Tax Returns of the Company have been accurately prepared in all material respects and duly and timely filed, and all federal, state and local Taxes required to be paid with respect to the periods covered by such returns have been paid, except where the failure so to file or pay could not reasonably be expected to have a Company Material Adverse Effect. The Company is not and has not been delinquent in the payment of any Tax. The Company has not had a Tax deficiency proposed or assessed against it and has not executed a waiver of any statute of limitations on the assessment or collection of any Tax. None of the Company's federal income Tax Returns nor any state or local income or franchise Tax Returns has been audited by governmental authorities. The reserves for Taxes reflected on the Balance Sheet are and will be sufficient for the payment of all unpaid Taxes payable by the Company as of the Balance Sheet Date. Since the Balance Sheet Date, the Company has made adequate provisions on its books of account for all Taxes with respect to its business, properties and operations for such period. The Company has withheld or collected from each payment made to each of its employees the amount of all Taxes (including, but not limited to, federal, state and local income Taxes, Federal Insurance Contribution Act Taxes and Federal Unemployment Tax Act Taxes) required to be withheld or collected therefrom, and has paid the same to the proper Tax receiving officers or authorized depositaries. There are no federal, state, local or foreign audits, actions, suits, proceedings, investigations, claims or administrative proceedings relating to Taxes or any Tax Returns of the Company now pending, and the Company has not received any notice of any proposed audits, investigations, claims or administrative proceedings relating to Taxes or any Tax Returns. The Company is not obligated to make a payment, nor is it a party to any agreement that under certain circumstances could obligate it to make a payment, that would not be deductible under Section 280G of the Code. The Company has not agreed nor is required to make any adjustments under Section 481(a) of the Code (or any similar provision of state, local and foreign law) by reason of a change in accounting method or otherwise for any Tax period for which the applicable statute of limitations has not yet expired. The Company is not a party to, is not bound by and does not have any obligation under, any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement, whether written or unwritten (collectively, "Tax Sharing Agreements"), nor does it have any potential liability or obligation to any Person as a result of, or pursuant to, any Tax Sharing Agreements.

Section 4.12 Patents and Other Intangible Assets.

(a) To the knowledge of the Company, the Company (i) owns or has the right to use, pursuant to a valid license, sublicense, agreement, or permission, free and clear of all Liens, all patents, trademarks, service marks, trade names, copyrights, licenses and rights with respect to the foregoing used in or necessary for the conduct of its business as now conducted or proposed to be conducted without infringing upon or otherwise acting adversely to the right or claimed right of any Person under or with respect to any of the foregoing.

(b) To the knowledge of the Company, the Company owns and has the right to use all trade secrets, if any, including know-how, negative know-how, formulas, patterns, programs, devices, methods, techniques, inventions, designs, processes, computer programs and technical data and all information that derives independent economic value, actual or potential, from not being generally known or known by competitors (collectively, "Intellectual Property") required for or incident to the development, operation and sale of all products and services sold by the Company, free and clear of any right, Lien or claim of others. All Intellectual Property can and will be transferred by the Company to the Surviving Corporation as a result of the Merger and without the consent of any Person other than the Company.

Section 4.13 Employee Benefit Plans; ERISA.

(a) All "employee benefit plans" (within the meaning of Section 3(3) of the ERISA) of the Company and other employee benefit or fringe benefit arrangements, practices, contracts, policies or programs of every type, other than programs merely involving the regular payment of wages, commissions, or bonuses established, maintained or contributed to by the Company, whether written or unwritten and whether or not funded, (each an "Employee Benefit Plan") are in material compliance with the applicable requirements of ERISA, the Code and any other applicable state, federal or foreign law.

(b) There are no pending claims or lawsuits that have been asserted or instituted against any Employee Benefit Plan, the assets of any of the trusts or funds under the Employee Benefit Plans, the plan sponsor or the plan administrator of any of the Employee Benefit Plans or against any fiduciary of an Employee Benefit Plan with respect to the operation of such plan, nor does the Company have any knowledge of any incident, transaction, occurrence or circumstance which might reasonably be expected to form the basis of any such claim or lawsuit.

(c) There is no pending or, to the knowledge of the Company, threatened investigation, or pending or possible enforcement action by the Pension Benefit Guaranty Corporation, the Department of Labor, the Internal Revenue Service or any other government agency with respect to any Employee Benefit Plan and the Company has no knowledge of any incident, transaction, occurrence or circumstance which might reasonably be expected to trigger such an investigation or enforcement action.

(d) No actual or, to the knowledge of the Company, contingent Liability exists with respect to the funding of any Employee Benefit Plan or for any other expense or obligation of any Employee Benefit Plan, except as disclosed on the Balance Sheet, and no contingent Liability exists under ERISA with respect to any "multi-employer plan," as defined in Section 3(37) or Section 4001(a)(3) of ERISA.

(e) No events have occurred or are reasonably expected to occur with respect to any Employee Benefit Plan that would cause a material change in the costs of providing benefits under such Employee Benefit Plan or would cause a material change in the cost of providing such Employee Benefit Plan.

Section 4.14 Title to Property and Encumbrances. The Company has good and valid title to all properties and assets used in the conduct of its business (except for property held under valid and subsisting leases which are in full force and effect and which are not in default) free of all Liens except Permitted Liens and such ordinary and customary imperfections of title, restrictions and encumbrances as do not in the aggregate constitute a Company Material Adverse Effect.

Section 4.15 Condition of Properties. All facilities, machinery, equipment, fixtures and other properties owned, leased or used by the Company are in operating condition, subject to ordinary wear and tear, and are adequate and sufficient for the Company's existing business.

Section 4.16 Insurance Coverage. There is in full force and effect one or more policies of insurance issued by insurers of recognized responsibility insuring the Company and its properties, products and business against such losses and risks, and in such amounts, as are customary for corporations of established reputation engaged in the same or similar business and similarly situated. The Company has not been refused any insurance coverage sought or applied for, and the Company has no reason to believe that it will be unable to renew its existing insurance coverage as and when the same shall expire upon terms at least as favorable to those currently in effect, other than possible increases in premiums that do not result from any act or omission of the Company. No suit, proceeding or action or, to the knowledge of the Company, threat of suit, proceeding or action has been asserted or made against the Company due to alleged bodily injury, disease, medical condition, death or property damage arising out of the function or malfunction of a product, procedure or service designed, manufactured, sold or distributed by the Company.

Section 4.17 Environmental Matters.

(a) To the knowledge of the Company, the Company has never generated, used, handled, treated, released, stored or disposed of any Hazardous Materials on any real property on which it now has or previously had any leasehold or ownership interest, except in compliance with all applicable Environmental Laws.

(b) To the knowledge of the Company, the historical and present operations of the business of the Company are in compliance with all applicable Environmental Laws, except where any non-compliance has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) There are no material pending or, to the knowledge of the Company, threatened, demands, claims, information requests or notices of noncompliance or violation against or to the Company relating to any Environmental Law; and, to the knowledge of the Company, there are no conditions or occurrences on any of the real property used by the Company in connection with its business that would reasonably be expected to lead to any such demands, claims or notices against or to the Company, except such as have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(d) To the knowledge of the Company, (i) the Company has not, sent or disposed of, otherwise had taken or transported, arranged for the taking or disposal of (on behalf of itself, a customer or any other party) or in any other manner participated or been involved in the taking of or disposal or release of a Hazardous Material to or at a site that is contaminated by any Hazardous Material or that, pursuant to any Environmental Law, (A) has been placed on the

"National Priorities List", the "CERCLIS" list, or any similar state or federal list, or (B) is subject to or the source of a claim, an administrative order or other request to take "removal", "remedial", "corrective" or any other "response" action, as defined in any Environmental Law, or to pay for the costs of any such action at the site; (ii) the Company is not involved in (and has no basis to reasonably expect to be involved in) any suit or proceeding and has not received (and has no basis to reasonably expect to receive) any written notice, request for information or other communication from any governmental authority or other third party with respect to a release or threatened release of any Hazardous Material or a violation or alleged violation of any Environmental Law, and has not received (and has no basis to reasonably expect to receive) written notice of any claims from any Person relating to property damage, natural resource damage or to personal injuries from exposure to any Hazardous Material; and (iii) the Company has timely filed every report required to be filed, acquired all necessary certificates, approvals and permits, and generated and maintained all required data, documentation and records under all Environmental Laws, in all such instances except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.18 Disclosure. There is no fact relating to the Company that the Company has not disclosed to Parent in writing that has had or is currently having a Company Material Adverse Effect. No representation or warranty by the Company herein and no information disclosed in the exhibits hereto by the Company contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION CORP.

Parent and Acquisition Corp. hereby represent and warrant to the Company as follows:

Section 5.1 Organization. Each of Parent and Acquisition Corp. (i) is duly organized, validly existing and in good standing under the laws of its State of incorporation or organization, (ii) has all licenses, permits, authorizations and other Consents necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and (iii) has all requisite corporate or other applicable power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and presently proposed to be conducted, in each case except where such failures would not have, or be reasonably likely to have, a Parent Material Adverse Effect. Each of Parent and Acquisition Corp. is duly qualified or authorized to conduct business and is in good standing (or its equivalent) as a foreign corporation or other entity in all jurisdictions in which the ownership or use of its assets or nature of the business conducted by it makes such qualification or authorization necessary, except where the failure to be so duly qualified, authorized and in good standing would not have a Parent Material Adverse Effect.

Section 5.2 Authorization; Validity of Agreement. Each of Parent and Acquisition Corp. has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of Parent and Acquisition Corp. of this Agreement and all other agreements and instruments to be executed pursuant to this Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the board of directors of each of Parent and Acquisition Corp. and the stockholder of Acquisition Corp., and no other action on the part of either of Parent or Acquisition Corp. is necessary to authorize the execution and delivery of this Agreement and all other agreements and instruments to be executed pursuant to this Agreement and the consummation by either of Parent or Acquisition Corp. of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Parent and Acquisition Corp. and (assuming due and valid authorization, execution and delivery hereof by the Company) is a valid and binding obligation of each of Parent and Acquisition Corp., enforceable against each of them in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity.

Section 5.3 Consents and Approvals; No Violations. Except for filing of the certificate of merger with the Secretary of State of the State of Nevada, neither the execution, delivery or performance of this Agreement by either of Parent and Acquisition Corp. nor the consummation of the transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or Bylaws of Parent or Acquisition Corp.; (ii) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, require the consent of or result in the creation of any Lien upon any of the properties of Parent or Acquisition Corp. under any Contract to which Parent or Acquisition Corp. or any of their properties may be bound; (iii) require any Consent, approval or authorization of, or notice to, or declaration, filing or registration with, any governmental entity by or with respect to Parent or any subsidiary of Parent, or (iv) violate any order, writ, judgment, injunction, decree, law, statute, rule or regulation applicable to any of Parent or Acquisition Corp. or any of their respective properties or assets; except, in the cases of clauses (ii), (iii) and (iv), any such violations, conflicts, breaches, defaults or encumbrances, or any failure to receive any such Consent, approval or authorization, or to make any such notice, declaration, filing or registration as will not result in, or could reasonably be expected to result in, a Parent Material Adverse Effect.

Section 5.4 Litigation. There is no Action pending or, to the knowledge of the Parent, threatened, involving Parent or Acquisition Corp. or any subsidiary of Parent or affecting the officers, directors or employees of Parent or Acquisition Corp. or any subsidiary of Parent with respect to Parent's, Acquisition Corp.'s, or any of Parent's subsidiaries', businesses by or before any governmental entity or by any third party and none of Parent, Acquisition Corp. nor any subsidiary of Parent has received written notice that any such Action is threatened. None of Parent, Acquisition Corp. nor any subsidiary of Parent is in default under any judgment, order or decree of any governmental entity applicable to its business which could reasonably be expected to have a Parent Material Adverse Effect.

Section 5.5 No Default; Compliance with Applicable Laws. Neither Parent nor any of Parent's subsidiaries is in default or violation of any material term, condition or provision of (i) their respective certificate of incorporation, Bylaws or similar organizational documents or (ii) any law applicable to Parent or any of Parent's subsidiaries or its property and assets and neither Parent nor any of Parent's subsidiaries has received written notice of any violation of or Liability under any of the foregoing (whether material or not).

Section 5.6 Broker's and Finder's Fees; Broker/Dealer Ownership. No Person(s), firm, corporation or other entity is entitled by reason of any act or omission of Parent or Acquisition Corp. to any broker's or finder's fees, commission or other similar compensation, nor, with respect to the execution, delivery and performance of this Agreement or with respect to the consummation of the transactions contemplated hereby will any such Person have any right or valid claim against the Company, Parent or Acquisition Corp. to any such payment.

Section 5.7 Capitalization of Parent. As of the date hereof, the authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 25,000,000 shares of Parent Preferred Stock. As of the date hereof and immediately prior to the Effective Time, there are 72,902,960 shares of Parent Common Stock, par value $0.00001, issued and outstanding and 1,155,000 shares of Parent Preferred Stock, par value $0.00001, issued and outstanding. Except as disclosed to Company, Parent has no outstanding options, warrants, rights or commitments to issue shares of Parent Common Stock or any capital stock or other securities of Parent or Acquisition Corp., and there are no outstanding securities convertible or exercisable into or exchangeable for shares of Parent Common Stock or any capital stock or other securities of Parent or Acquisition Corp. There is no voting trust, agreement or arrangement among any of the beneficial holders of Parent Common Stock affecting the nomination or election of directors or the exercise of the voting rights of Parent Common Stock. There are no registration rights or similar rights applicable to any shares of Parent Common Stock or any capital stock or other securities of Parent or Acquisition Corp. All outstanding shares of the capital stock of Parent are validly issued and outstanding, fully paid and non-assessable, and none of such shares have been issued in violation of the preemptive rights of any Person. All of the shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time have been issued in compliance with the Securities Act and applicable state securities laws and (i) pursuant to effective registration statements filed with the Securities and Exchange Commission and/or (ii) in reliance on valid exemptions from registration or qualification thereunder.

Section 5.8 Acquisition Corp. Acquisition Corp. is a Nevada corporation and a wholly-owned subsidiary of Parent that was formed on August 21, 2009 specifically for the purpose of the Merger and that has not conducted any business or acquired any property, and will not conduct an business or acquire any property prior to the Closing Date, except in preparation for and otherwise in connection with the transactions contemplated by this Agreement. Parent owns all of the issued and outstanding capital stock of Acquisition Corp., as no outstanding options, warrants or rights to purchase capital stock or other securities of Acquisition Corp., other than the capital stock of Acquisition Corp. owned by Parent. Except for Acquisition Corp. and Twilight 22, Parent has no subsidiaries or owns any equity interest or rights to acquire any equity interest in any other Person. Acquisition Corp. has no subsidiaries or owns any equity interest or rights to acquire any equity interest in any other Person.

Section 5.9 Pink Sheets Reporting and Compliance.

(a) Parent has timely filed with Pink Sheets all reports required to be filed by Parent.

(b) None of the reports filed by Parent, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained therein not misleading. Each of the Parent reports complied, and each Parent reports to be filed prior to the Effective Time shall comply, in all material respects, with the applicable requirements set forth by Pink Sheets, as the case may be. Each of the financial statements (including, in each case, any related notes), contained in the reports, including any reports filed after the date of this Agreement until the Closing, complied, as of its respective filing date, in all material respects with all applicable accounting requirements and the published rules and regulations of Pink Sheets with respect thereto.

(c) Parent has not filed, and nothing has occurred with respect to which Parent would be required to file, any report prior to the date hereof. Prior to and until the Closing, Parent will provide to the Company copies of any and all amendments or supplements to the reports filed with the Pink Sheets and all subsequent registration statements and reports filed by Parent subsequent to the filing of the reports with the Pink Sheets and any and all subsequent reports or notices filed by the Parent with the Pink Sheets.

(d) Parent is not an "investment company" within the meaning of Section 3 of the Investment Company Act.

(e) The Parent Common Stock is presently eligible for quotation and trading on the Pink Sheets.

(f) Between the date hereof and the Closing Date, Parent shall continue to satisfy any applicable filing requirements of the Pink Sheets and all other requirements of applicable securities laws.

(g) To the knowledge of Parent, Parent has complied with the Securities Act, Exchange Act and all other applicable federal and state securities laws.

Section 5.10 No General Solicitation. In issuing Parent Common Stock in the Merger hereunder, neither Parent nor anyone acting on its behalf has offered to sell Parent Common Stock by any form of general solicitation or advertising.

Section 5.11 Financial Statements. The balance sheets, and statements of income, stockholders' equity and cash flows (including any notes thereto) contained in the Parent Pink Sheets reports (the "Parent Financial Statements") (i) have been prepared in accordance with GAAP, (ii) are in accordance with the books and records of the Parent, and (iii) present fairly in all material respects the financial condition of the Parent at the dates therein specified and the results of its operations and changes in financial position for the periods therein specified. To the knowledge of the Parent, since the Balance Sheet Date, no fact or condition exists that has not been disclosed to the Company that has had or could reasonably be expected to have a Parent Material Adverse Effect.

Section 5.12 Absence of Undisclosed Liabilities. Neither Parent nor Acquisition Corp. has any Liability at or prior to the Closing, except (a) to the extent set forth on or reserved against in the balance sheet of Parent as of June 30, 2009 (the "Parent Balance Sheet") or the notes to the Parent Financial Statements, (b) current Liabilities incurred and obligations under agreements entered into in the ordinary course of business since June 30, 2009 (the "Parent Balance Sheet Date"), none of which, individually or in the aggregate, constitutes a Parent Material Adverse Effect, and (c) attorney's fees and accounting fees incurred by the Parent since the Parent Balance Sheet Date, including those related to this Agreement and all of the transactions related thereto and contemplated thereby, including but not limited to preparation and filing of disclosures with the Pink Sheets.

Section 5.13 Changes. Since the Parent Balance Sheet Date, Parent has not (a) incurred any debts, obligations or Liabilities, absolute, accrued or, to the Parent's knowledge, contingent, whether due or to become due, except for current Liabilities incurred in the usual and ordinary course of business, (b) discharged or satisfied any Liens other than those securing, or paid any obligation or Liability other than, current liabilities shown on the Parent Balance Sheet and current Liabilities incurred since the Parent Balance Sheet Date, in each case in the usual and ordinary course of business, (c) mortgaged, pledged or subjected to Lien any of its assets, tangible or intangible, other than in the usual and ordinary course of business, (d) sold, transferred or leased any of its assets, except in the usual and ordinary course of business, (e) cancelled or compromised any debt or claim, or waived or released any right of material value, (f) suffered any physical damage, destruction or loss (whether or not covered by insurance) that could reasonably be expected to have a Parent Material Adverse Effect, (g) entered into any transaction other than in the usual and ordinary course of business, (h) encountered any labor union difficulties, (i) made or granted any wage or salary increase or made any increase in the amounts payable under any profit sharing, bonus, deferred compensation, severance pay, insurance, pension, retirement or other Employee Benefit Plan, agreement or arrangement, other than in the ordinary course of business, or entered into any employment agreement, (j) issued or sold any shares of capital stock, bonds, notes, debentures or other securities or granted any options (including employee stock options), warrants or other rights with respect thereto, (k) declared or paid any dividends on or made any other distributions with respect to, or purchased or redeemed, any of its outstanding capital stock, (l) suffered or experienced any change in, or condition affecting, the financial condition of the Parent other than changes, events or conditions in the usual and ordinary course of its business, none of which (either by itself or in conjunction with all such other changes, events and conditions) could reasonably be expected to have a Parent Material Adverse Effect, (m) made any change in the accounting principles, methods or practices followed by it or depreciation or amortization policies or rates theretofore adopted, (n) made or permitted any amendment or termination of any material Contract, agreement or license to which it is a party, (o) suffered any material loss not reflected in the Parent Balance Sheet or its statement of income for the year ended on the Parent Balance Sheet Date, (p) paid, or made any accrual or arrangement for payment of, bonuses or special compensation of any kind or any severance or termination pay to any present or former officer, director, employee, stockholder or consultant, (q) made or agreed to make any charitable contributions or incurred any non-business expenses in excess of $1,000 in the aggregate, or (r) entered into any Contract, agreement or license, or otherwise obligated itself, to do any of the foregoing.

Section 5.14 Tax Returns and Audits. All required federal, state and local Tax Returns of the Parent have been accurately prepared in all material respects and duly and timely filed, and all federal, state and local Taxes required to be paid with respect to the periods covered by such returns have been paid, except where the failure so to file or pay could not reasonably be expected to have a Parent Material Adverse Effect. The Parent is not and has not been delinquent in the payment of any Tax. The Parent has not had a Tax deficiency proposed or assessed against it and has not executed a waiver of any statute of limitations on the assessment or collection of any Tax. None of the Parent's federal income Tax Returns nor any state or local income or franchise Tax Returns has been audited by governmental authorities. The reserves for

Taxes reflected on the Parent Balance Sheet are sufficient for the payment of all unpaid Taxes payable by the Parent with respect to the period ended on the Parent Balance Sheet Date. Since the Parent Balance Sheet Date, the Parent has made adequate provisions on its books of account for all Taxes with respect to its business, properties and operations for such period. The Parent has withheld or collected from each payment made to each of its employees the amount of all Taxes (including, but not limited to, federal, state and local income Taxes, Federal Insurance Contribution Act Taxes and Federal Unemployment Tax Act Taxes) required to be withheld or collected therefrom, and has paid the same to the proper Tax receiving officers or authorized depositaries. There are no federal, state, local or foreign audits, actions, suits, proceedings, investigations, claims or administrative proceedings relating to Taxes or any Tax Returns of the Parent now pending, and the Parent has not received any notice of any proposed audits, investigations, claims or administrative proceedings relating to Taxes or any Tax Returns. The Parent is not obligated to make a payment, nor is it a party to any agreement that under certain circumstances could obligate it to make a payment, that would not be deductible under Section 280G of the Code. The Parent has not agreed nor is required to make any adjustments under Section 481(a) of the Code (or any similar provision of state, local and foreign law) by reason of a change in accounting method or otherwise for any Tax period for which the applicable statute of limitations has not yet expired. The Parent is not a party to, is not bound by and does not have any obligation under, any Tax Sharing Agreements, nor does it have any potential liability or obligation to any Person as a result of, or pursuant to, any Tax Sharing Agreements.

Section 5.15 Employee Benefit Plans; ERISA.

(a) There are no "employee benefit plans" (within the meaning of Section 3(3) of ERISA) nor any other employee benefit or fringe benefit arrangements, practices, contracts, policies or programs other than programs merely involving the regular payment of wages, commissions, or bonuses established, maintained or contributed to by the Parent, whether written or unwritten and whether or not funded. Any plans listed in Schedule 5.15 are hereinafter referred to as the "Parent Employee Benefit Plans."

(b) Any current and prior material documents, including all amendments thereto, with respect to each Parent Employee Benefit Plan have been made available to the Company.

(c) All Parent Employee Benefit Plans are in material compliance with the applicable requirements of ERISA, the Code and any other applicable state, federal or foreign law.

(d) There are no pending, or to the knowledge of the Parent, threatened, claims or lawsuits that have been asserted or instituted against any Parent Employee Benefit Plan, the assets of any of the trusts or funds under the Parent Employee Benefit Plans, the plan sponsor or the plan administrator of any of the Parent Employee Benefit Plans or against any fiduciary of a Parent Employee Benefit Plan with respect to the operation of such plan, nor does the Parent have any knowledge of any incident, transaction, occurrence or circumstance which might reasonably be expected to form the basis of any such claim or lawsuit.

(e) There is no pending, or to the knowledge of the Parent, threatened, investigation or pending or possible enforcement action by the Pension Benefit Guaranty

Corporation, the Department of Labor, the Internal Revenue Service or any other government agency with respect to any Parent Employee Benefit Plan and Parent has no knowledge of any incident, transaction, occurrence or circumstance which might reasonably be expected to trigger such an investigation or enforcement action.

(f) No actual or, to the knowledge of Parent, contingent Liability exists with respect to the funding of any Parent Employee Benefit Plan or for any other expense or obligation of any Parent Employee Benefit Plan, and to the knowledge of the Parent, no contingent Liability exists under ERISA with respect to any "multi-employer plan," as defined in Section 3(37) or Section 4001(a)(3) of ERISA.

(g) No events have occurred or are reasonably expected to occur with respect to any Parent Employee Benefit Plan that would cause a material change in the costs of providing benefits under such Parent Employee Benefit Plan or would cause a material change in the cost of providing such Parent Employee Benefit Plan.

Section 5.16 Interested Party Transactions. Except as disclosed to Company, no officer, director or stockholder of the Parent or any Affiliate of any such Person or the Parent has or has had, either directly or indirectly, (a) an interest in any Person that (i) furnishes or sells services or products that are furnished or sold or are proposed to be furnished or sold by the Parent or (ii) purchases from or sells or furnishes to the Parent any goods or services, or (b) a beneficial interest in any Contract to which the Parent is a party or by which it may be bound or affected.

Section 5.17 Questionable Payments. Neither the Parent, Acquisition Corp. nor to the knowledge of the Parent, any director, officer, agent, employee or other Person associated with or acting on behalf of the Parent or Acquisition Corp., has used any corporate funds for (a) unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payments to government officials or employees from corporate funds, (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets, (d) made any false or fictitious entries on the books of record of any such corporations, or (e) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

Section 5.18 Obligations to or by Stockholders. Except as disclosed to Company, the Parent has no Liability or obligation or commitment to any stockholder of Parent or any Affiliate or "associate" (as such term is defined in Rule 405 under the Securities Act) of any stockholder of Parent, nor does any stockholder of Parent or any such Affiliate or associate have any Liability, obligation or commitment to the Parent.

Section 5.19 Schedule of Assets and Contracts. Except as expressly set forth in this Agreement, the Parent Balance Sheet or the notes thereto, the Parent is not a party to any Contract not made in the ordinary course of business that is material to the Parent. Except as disclosed to Company, Parent is not a party to any Contract (a) with any labor union, (b) for the purchase of fixed assets or for the purchase of materials, supplies or equipment in excess of normal operating requirements, (c) for the employment of any officer, individual employee or other Person on a full-time basis or any contract with any Person for consulting services, (d) with respect to bonus, pension, profit sharing, retirement, stock purchase, stock option, deferred compensation, medical, hospitalization or life insurance or similar plan, contract or understanding with any or all of the employees of Parent or any other Person, (e) relating to or evidencing Indebtedness for Borrowed Money or subjecting any asset or property of Parent to any Lien or evidencing any Indebtedness, (f) guaranteeing of any Indebtedness, (g) under which Parent is lessee of or holds or operates any property, real or personal, owned by any other Person, (h) under which Parent is lessor or permits any Person to hold or operate any property, real or personal, owned or controlled by Parent, (i) granting any preemptive right, right of first refusal or similar right to any Person, (j) with any Affiliate of Parent or any present or former officer, director or stockholder of Parent, (k) obligating Parent to pay any royalty or similar charge for the use or exploitation of any tangible or intangible property, (l) containing a covenant not to compete or other restriction on the parent's ability to conduct a business or engage in any other activity, (m) with respect to any distributor, dealer, manufacturer's representative, sales agency, franchise or advertising contract or commitment, (n) regarding the registration of securities under the Securities Act, (o) characterized as a collective bargaining agreement, or (p) with any Person continuing for a period of more than three months from the Closing Date that involves an expenditure or receipt by Parent in excess of $1,000. The Parent maintains no insurance policies and insurance coverage of any kind with respect to Parent, its business, premises, properties, assets, employees and agents. Parent has furnished to the Company true and complete copies of all agreements and other documents requested by the Company.

Section 5.20 Environmental Matters.

(a) The Parent has never generated, used, handled, treated, released, stored or disposed of any Hazardous Materials on any real property on which it now has or previously had any leasehold or ownership interest, except in compliance with all applicable Environmental Laws.

(b) The historical and present operations of the business of the Parent compliance with all applicable Environmental Laws, except where any non-compliance has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) (i) The Parent has not, sent or disposed of, otherwise had taken or transported, arranged for the taking or disposal of (on behalf of itself, a customer or any other party) or in any other manner participated or been involved in the taking of or disposal or release of a Hazardous Material to or at a site that is contaminated by any Hazardous Material or that, pursuant to any Environmental Law, (A) has been placed on the "National Priorities List", the "CERCLIS" list, or any similar state or federal list, or (B) is subject to or the source of a claim, an administrative order or other request to take "removal", "remedial", "corrective" or any other "response" action, as defined in any Environmental Law, or to pay for the costs of any such action at the site; (ii) the Parent is not involved in (and has no basis to reasonably expect to be involved in) any suit or proceeding and has not received (and has no basis to reasonably expect to receive) any written notice, request for information or other communication from any governmental authority or other third party with respect to a release or threatened release of any Hazardous Material or a violation or alleged violation of any Environmental Law, and has not received (and has no basis to reasonably expect to receive) written notice of any claims from any Person relating to property damage, natural resource damage or to personal injuries from exposure to any Hazardous Material; and (iii) the Parent has timely filed every report required to be filed, acquired all necessary certificates, approvals and permits, and generated and maintained all required data, documentation and records under all Environmental Laws, in all such instances except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) There are no material pending or, to the knowledge of Parent, threatened, demands, claims, information requests or notices of noncompliance or violation against or to the Parent relating to any Environmental Law; and, to the knowledge of Parent, there are no conditions or occurrences on any of the real property used by Parent in connection with its business that would reasonably be expected to lead to any such demands, claims or notices against or to Parent, except such as have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.21 Title to Property and Encumbrances. Parent has good and valid title to all properties and assets used in the conduct of its business (except for property held under valid and subsisting leases which are in full force and effect and which are not in default) free of all Liens except Permitted Liens and such ordinary and customary imperfections of title, restrictions and encumbrances as do not, individually or in the aggregate constitute a Parent Material Adverse Effect.

Section 5.22 Condition of Properties. All facilities, machinery, equipment, fixtures and other properties owned, leased or used by Parent are in operating condition, subject to ordinary wear and tear, and are adequate and sufficient for the Parent's existing business.

Section 5.23 Disclosure. There is no fact relating to Parent or Acquisition Corp. that Parent has not disclosed to the Company in writing that has had, is having or is reasonably likely to have a Parent Material Adverse Effect. No representation or warranty by Parent or Acquisition Corp. herein and no information disclosed in the exhibits hereto by Parent or Acquisition Corp. contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1 Access and Information. The Company, Parent and Acquisition Corp. shall each afford to the other and to the other's accountants, counsel and other representatives reasonable access during normal business hours throughout the period prior to the Effective Time of all of its properties, books, contracts, commitments and records (including but not limited to Tax Returns) and during such period, each shall furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, provided that no investigation pursuant to this Section 6.1 shall affect any representations or warranties made herein. Each party shall hold, and shall cause its employees and agents to hold, in confidence all such information (other than such information that (i) becomes generally available to the public other than as a result of a disclosure by such party or its directors, officers, managers, employees, agents or advisors, or (ii) becomes available to such party on a non-confidential basis from a source other than a party hereto or its advisors, provided that such source is not known by such party to be bound by a confidentiality agreement with or other obligation of secrecy to a party hereto or another party until such time as such information is otherwise publicly available; provided, however, that: (A) any such information may be disclosed to such party's directors, officers, employees and representatives of such party's advisors who need to know such information for the purpose of evaluating the transactions contemplated hereby (it being understood that such directors, officers, employees and representatives shall be informed by such party of the confidential nature of such information); (B) any disclosure of such information may be made as to which the party hereto furnishing such information has consented in writing; and (C) any such information may be disclosed pursuant to a judicial, administrative or governmental order or request provided, that the requested party will promptly so notify the other party so that the other party may seek a protective order or appropriate remedy and/or waive compliance with this Agreement and if such protective order or other remedy is not obtained or the other party waives compliance with this provision, the requested party will furnish only that portion of such information which is legally required and will exercise its commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded the information furnished). If this Agreement is terminated, each party will deliver to the other all documents and other materials (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof.

Section 6.2 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its commercially reasonable efforts to satisfy the conditions precedent to the obligations of any of the parties hereto to obtain all necessary waivers, and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible). In order to obtain any necessary governmental or regulatory action or non-action, waiver, Consent, extension or approval, each of Parent, Acquisition Corp. and the Company agrees to take all reasonable actions and to enter into all reasonable agreements as may be necessary to obtain timely governmental or regulatory approvals and to take such further action in connection therewith as may be necessary. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Parent, Acquisition Corp. and the Company shall take all such necessary action.

Section 6.3 Publicity. No party shall issue any press release or public announcement pertaining to the Merger that has not been agreed upon in advance by Parent and the Company, except as Parent reasonably determines to be necessary in order to comply with the rules of the Commission; provided that in such case Parent will use its commercially reasonable efforts to allow Company to review and reasonably approve any of the same prior to its release.

ARTICLE VII
CONDITIONS OF PARTIES' OBLIGATIONS

Section 7.1 Company Obligations. The obligations of Parent and Acquisition Corp. under this Agreement are subject to the fulfillment at or prior to the Closing of the following conditions, any of which may be waived in whole or in part by Parent.

(a) No Errors, etc. The representations and warranties of the Company under this Agreement shall be true and correct in all material respects (except for those representations and warranties that are qualified as to materiality, which shall be true and correct in all respects) on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of the Closing Date (except to the extent that any such representation or warranty by its terms relates to an earlier date, which shall be true and correct in all material respects as of such earlier date (except for those representations and warranties that are qualified as to materiality, which shall be true and correct in all respects)).

(b) Compliance with Agreement. The Company shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it on or before the Closing Date.

(c) No Company Material Adverse Effect. Since the date hereof, there shall not have been any event or circumstance that has resulted in a Company Material Adverse Effect, and no event has occurred or circumstance exists that would reasonably be expected to result in a Company Material Adverse Effect.

(d) Certificate of Officers. The Company shall have delivered to Parent and Acquisition Corp. a certificate dated the Closing Date, executed on its behalf by the Chief Executive Officer of the Company, certifying the satisfaction of the conditions specified in paragraphs (a), (b) and (c) of this Section 7.1.

(e) No Restraining Action. No Action or proceeding before any court, governmental body or agency shall have been threatened, asserted or instituted to restrain or prohibit, or to obtain substantial damages in respect of, this Agreement or the carrying out of the transactions contemplated by this Agreement.

(f) Supporting Documents. Parent and Acquisition Corp. shall have received the following:

(1) Copies of resolutions or written consent of the board of directors and the stockholders of the Company, certified by the President of the Company, authorizing and approving the Merger and the execution, delivery and performance of this Agreement and all other documents and instruments to be delivered pursuant hereto and thereto.

(2) A certificate of incumbency executed by the Secretary of the Company certifying the names, titles and signatures of the officers authorized to execute any documents referred to in this Agreement and further certifying that the certificate of incorporation and Bylaws of the Company delivered to Parent and Acquisition Corp. at the time of the execution of this Agreement have been validly adopted and have not been amended or modified since the date hereof.

(3) Evidence as of a recent date of the good standing and corporate existence of the Company issued by the Secretary of State of the State of Delaware.

Section 7.2 Parent and Acquisition Corp. Obligations. The obligations of the Company under this Agreement are subject to the fulfillment at or prior to the Closing of the following conditions any of which may be waived in whole or in part by the Company:

(a) No Errors, etc. The representations and warranties of Parent and Acquisition Corp. under this Agreement shall be true and correct in all material respects (except for those representations and warranties that are qualified as to materiality, which shall be true and correct in all respects) on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of the Closing Date (except to the extent that any such representation or warranty by its terms relates to an earlier date, which shall be true and correct in all material respects as of such earlier date (except for those representations and warranties that are qualified as to materiality, which shall be true and correct in all respects)).

(b) Compliance with Agreement. Parent and Acquisition Corp. shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by them on or before the Closing Date.

(c) No Parent Material Adverse Effect. Since the date hereof, there shall not have been any event or circumstance that has resulted in a Parent Material Adverse Effect and no event has occurred or circumstance exists that would be reasonably expected to result in such a Parent Material Adverse Effect.

(d) Certificate of Officers. Parent and Acquisition Corp. shall have delivered to the Company a certificate dated the Closing Date, executed on their behalf by their respective Presidents, certifying the satisfaction of the conditions specified in paragraphs (a), (b), and (c) of this Section 7.2.

(e) No Restraining Action. No Action or proceeding before any court, governmental body or agency shall have been threatened, asserted or instituted to restrain or prohibit, or to obtain substantial damages in respect of, this Agreement or the carrying out of the transactions contemplated by this Agreement

(f) Supporting Documents. The Company shall have received the following:

(1) Copies of resolutions of Parent's and Acquisition Corp.'s respective board of directors and the sole stockholder of Acquisition Corp., certified by their respective Secretaries, authorizing and approving the Merger and the execution, delivery and performance of this Agreement and all other documents and instruments to be delivered by them pursuant hereto.

(2) A certificate of incumbency executed by the respective Secretaries of Parent and Acquisition Corp. certifying the names, titles and signatures of the officers authorized to execute any documents referred to in this Agreement and further certifying that the certificates of incorporation and Bylaws of Parent and Acquisition Corp. at the time of the execution of this Agreement have not been amended or modified.

(3) A certificate of Parent's transfer agent and registrar, certifying as of the business day prior to the Closing Date, a true and complete list of the names and addresses of the record owners of all of the outstanding shares of Parent Common Stock, together with the number of shares of Parent Common Stock held by each record owner.

(4) Evidence as of a recent date of the good standing and corporate existence of each of the Parent and Acquisition Corp. issued by the Secretary of State of their respective states of incorporation.

(5) Such additional supporting documentation and other information with respect to the transactions contemplated hereby as the Company may reasonably request.

ARTICLE VIII
TERMINATION PRIOR TO CLOSING

Section 8.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Company, Acquisition Corp. and Parent;

(b) by the Company, if Parent or Acquisition Corp. (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it on or prior to the Effective Time, (ii) materially breaches any of its representations, warranties or covenants contained herein, which failure or breach is not cured within thirty (30) days after the Company has notified Parent and Acquisition Corp. of its intent to terminate this Agreement pursuant to this paragraph (b);

(c) by Parent and Acquisition Corp., if the Company (i) fails to perform in any material respect any of its agreements contained herein required to be performed by it on or prior to the Closing Date, (ii) materially breaches any of its representations, warranties or covenants contained herein, which failure or breach is not cured within thirty (30) days after Parent or Acquisition Corp. has notified the Company of its intent to terminate this Agreement pursuant to this paragraph (c);

(d) by either the Company, on the one hand, or Parent and Acquisition Corp., on the other hand, if there shall be any order, writ, injunction or decree of any court or governmental or regulatory agency binding on Parent, Acquisition Corp. or the Company, which prohibits or materially restrains any of them from consummating the transactions contemplated hereby; provided that the parties hereto shall have used their commercially reasonable efforts to have any such order, writ, injunction or decree lifted and the same shall not have been lifted within ninety (90) days after entry, by any such court or governmental or regulatory agency;

(e) by either the Company, on the one hand, or Parent and Acquisition Corp., on the other hand, if the Closing has not occurred on or prior to December 31, 2009, for any reason other than delay or nonperformance of the party seeking such termination;

Section 8.2 Termination of Obligations. Termination of this Agreement pursuant to Section 8.1 hereof shall terminate all obligations of the parties hereunder, except for the confidentiality provisions of Section 6.1, the obligations under Article VIII and Sections 9.4, 9.7, and 9.14 hereof; provided, however, that termination pursuant to paragraphs (b) or (c) of Section 8.1 shall not relieve the defaulting or breaching party or parties from any liability to the other parties hereto.

ARTICLE IX
MISCELLANEOUS

Section 9.1 Amendments. Subject to applicable law, this Agreement may be amended or modified by the parties hereto by written agreement executed by each party to be bound thereby and delivered by duly authorized officers of the parties hereto at any time prior to the Effective Time; provided, however, that after the approval of the Merger by the requisite Stockholders, no amendment or modification of this Agreement shall be made that by law requires further approval from any Stockholders without such further approval.

Section 9.2 Notices. Any notice, request, instruction, other document or communications to be given hereunder by any party hereto to any other party hereto shall be in writing and shall be deemed to have been duly given (a) when delivered personally, (b) upon confirmation of delivery if by electronic mail, (c) upon receipt of a transmission confirmation (with a confirming copy delivered personally or sent by overnight courier) if sent by facsimile or like transmission, or (d) on the next business day when sent by Federal Express, United Parcel Service, U.S. Express Mail or other reputable overnight courier for guaranteed next day delivery, as follows:

If to Parent or Acquisition Corp., to:

Entertainment Arts Research, Inc.
Attention: Joseph Saulter
7249 Misty Harbor Court, Stone Mountain, GA 30087
jns@ea-research.com
Ph: 404.606.7383

If to the Company, to:

Strait Gate Games, Inc.
Attn: Jonathan Eubanks, CEO
36358 N. Lake Pointe Ln.
Palmdale, CA 93550

or to such other persons or addresses as may be designated in writing by the party to receive such notice. Nothing in this Section 9.2 shall be deemed to constitute consent to the manner and address for service of process in connection with any legal proceeding (including arbitration arising in connection with this Agreement), which service shall be effected as required by applicable law.

Section 9.3 Entire Agreement. This Agreement and the exhibits attached hereto or referred to herein constitute the entire agreement of the parties hereto, and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, with respect to the subject matter hereof and thereof.

Section 9.4 Expenses. Except as otherwise expressly provided herein, whether or not the Merger occurs, all expenses and fees incurred by Parent and Acquisition Corp. on one hand, and the Company on the other, shall be borne solely and entirely by the party that has incurred the same; provided, that if the Merger occurs, Parent agrees to pay, and shall cause the Surviving Corporation to pay, any unpaid fees and expenses of the Company (including fees and expenses of its counsel and other advisors) in connection with the consummation of the transactions contemplated by this Agreement.

Section 9.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to amend or modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.6 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without, in the case of Parent and Acquisition Corp., the prior written approval of the Company and, in the case of the Company, the prior written approval of Parent.

Section 9.7 No Third Party Beneficiaries. Except as set forth in Section 9.6, nothing herein expressed or implied shall be construed to give any person other than the parties hereto (and their successors and assigns as permitted herein) any legal or equitable rights hereunder.

Section 9.8 Counterparts; Delivery by Facsimile. This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. This Agreement and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by electronic mail, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

Section 9.9 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto; (b) waive any inaccuracies in the representations and breaches of the warranties of the other party contained herein or in any document delivered pursuant hereto; and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 9.10 No Constructive Waivers. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, agreement or covenant herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 9.11 Further Assurances. The parties hereto shall use their commercially reasonable efforts to do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments or documents as any other party hereto may reasonably request in order to carry out fully the intent and purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 9.12 Recitals. The recitals set forth above are incorporated herein and, by this reference, are made part of this Agreement as if fully set forth herein.

Section 9.13 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.14 Governing Law. This Agreement and the agreements, instruments and documents contemplated hereby shall be governed by and construed and enforced in accordance with the laws of the State of Nevada without regard to its conflicts of law principles.

Section 9.15 Interpretation.

(a) When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b) Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

(c) The words "hereof", "hereby", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d) The words "knowledge," or "known to," or similar terms, when used in this Agreement to qualify any representation or warranty, refer to the knowledge or awareness of certain specific facts or circumstances related to such representation or warranty of the persons in the Applicable Knowledge Group (as defined herein) which a prudent business person would have obtained after reasonable investigation or due diligence on the part of any such person. For the purposes hereof, the "Applicable Knowledge Group" with respect to the Company, shall be Timothy W. Crawford and "Applicable Knowledge Group" with respect to Parent and the Acquisition Corp., shall be Joseph Saulter.

(e) The word "subsidiary" shall mean any entity of which at least a majority of the outstanding shares or other equity interests having ordinary voting power for the election of directors or comparable managers of such entity is owned, directly or indirectly by another entity or person.

(f) For purposes of this Agreement, "ordinary course of business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

(g) The plural of any defined term shall have a meaning correlative to such defined term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(h) A reference to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto, unless the context requires otherwise.

(i) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

[*The remainder of this page is intentionally left blank*]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written by their respective officers thereunto duly authorized.

COMPANY:

STRAIT GATE GAMES, INC.

By: 

Name: Jonathan Eubanks
Title: CEO

PARENT:

ENTERTAINMENT ARTS RESEARCH, INC.

By: ______________________

Name: Joseph Saulter
Title: CEO

ACQUISITION CORP.:

STAIT GATE ACQUISITION CORP.

By: ______________________

Name: Joseph Saulter
Title: President

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written by their respective officers thereunto duly authorized.

COMPANY:

STRAIT GATE GAMES, INC.

By:

Name: Jonathan Eubanks
Title: CEO

PARENT:

ENTERTAINMENT ARTS RESEARCH, INC.

By: 

Name: Joseph Saulter
Title: CEO

ACQUISITION CORP.:

STRAIT GATE ACQUISITION CORP.

By: 

Name: Joseph Saulter
Title: President

Exhibit A

Certificate of Incorporation of Surviving Corporation

See attached.

Exhibit B

Bylaws of Surviving Corporation

See attached.

Exhibit C

Parent Articles of Incorporation

See Attached

Exhibit D

Parent Bylaws

See Attached

EXHIBIT 2.4

SHARE EXCHANGE AGREEMENT
ExplainMySurgery.com
January 27, 2010

SHARE EXCHANGE AGREEMENT

BY AND AMONG

ENTERTAINMENT ARTS RESEARCH, INC.,

EXPLAINMYSURGERY.COM,

MARC SALLS, THE PRINCIPAL SHAREHOLDER OF EXPLAINMYSURGERY.COM,

AND

THE OTHER SHAREHOLDERS OF EXPLAINMYSURGERY.COM.

Dated January __, 2010

SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT (the "Agreement"), is made and entered into effective this ___th day of January, 2010, by and among ENTERTAINMENT ARTS RESEARCH, INC., a Nevada corporation ("EARI"), EXPLAINMYSURGERY.COM, a Nevada corporation ("EMS"), MARC SALLS, the principal shareholder of EMS ("Principal Shareholder"), and the other individual shareholders of EMS listed on Annex A attached hereto (each a "Shareholder" and together with the Principal Shareholder, the "Shareholders").

Recitals

WHEREAS, the Shareholders collectively own all of the issued and outstanding capital stock of EMS, consisting of Twenty-Three Million Four Hundred and Twenty-Six Thousand and Six Hundred (23,426,600) shares of common stock, $0.001 par value per share (the "EMS Common Stock") (Each share of EMS Common Stock shall be referred to herein individually as an "EMS Share" and collectively, as the "EMS Shares");

WHEREAS, the Shareholders desire to transfer and exchange all of their shares of EMS Common Stock for newly-issued shares of Series B Preferred Stock, $0.00001 par value per share, of EARI (the "EARI Preferred B Stock"); and

WHEREAS, the Shareholders and EARI desire to consummate such transfer and exchange pursuant to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing premises and representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE SHARE EXCHANGE AND RELATED TRANSACTIONS

1.1 The Tax Free Share Exchange. The transaction contemplated by this Agreement is intended to be a qualified Type "B" reorganization pursuant to Section 368 of the Internal Revenue Code of 1986, as amended ("Code"), and conforming Nevada provisions. In accordance with the provisions of this Agreement, Chapter 92A of the Nevada Revised Statutes ("NRS") and other applicable law, on the Closing Date (as defined below), the Shareholders shall deliver to EARI the EMS Common Stock and in exchange therefore EARI shall deliver to the Shareholders Twenty-Three Million Four Hundred and Twenty-Six Thousand and Six Hundred (23,426,600) newly issued shares of EARI Preferred B Stock (the "EARI Exchange Shares"). (The exchange transaction is herein referred to as the "Share Exchange." The EARI Exchange Shares are also sometimes referred to hereinafter as the "Exchange Consideration.")

EARI shall take such actions as are necessary to permit EARI to issue the Exchange Consideration without causing the number of shares of EARI Preferred B Stock outstanding immediately after the Closing to exceed the number of such shares that EARI is authorized to issue. EARI agrees to increase the number of authorized preferred or common shares, if necessary, to fulfill its obligations hereunder.

1.2 Exchange of EMS Common Stock Certificates. Each Shareholder holding shares of EMS Common Stock shall deliver to EARI all certificate(s) evidencing an EMS Share and receive in exchange therefor that number of EARI Preferred B Stock equal to one (1) times the number of EMS Shares delivered by each such Shareholder to EARI on the Closing Date.

1.3 Related Provisions.

(a) No Further Ownership Rights in EMS Shares. From and after the Closing Date, the holders of certificates evidencing ownership of EMS Shares outstanding immediately prior to the Closing Date shall cease to have any rights with respect to such EMS Shares, except as otherwise provided for herein or by applicable law.

(b) No Fractional Shares. No certificates or scrip representing fractional EARI Exchange Shares shall be issued upon the surrender for exchange of certificates representing EMS Shares, no dividend or distribution of EARI shall relate to such fractional interests and such fractional interests will not entitle the owner thereof to vote or to any rights of a shareholder of EARI. Each Shareholder who would otherwise have been entitled to receive a fraction of a EARI Preferred B Stock (after taking into account all certificates delivered by such Shareholder) shall receive that number of EARI Preferred B Stock such holder would have received if such fractional share was rounded up to the nearest whole number.

(c) Lost, Stolen or Destroyed Certificates. In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by EARI, the posting by such Person of a bond in such reasonable amount as EARI may direct as indemnity against any claim that may be made against it with respect to such certificate, EARI will issue in exchange for such lost, stolen or destroyed certificate EARI Exchange Shares to which such Person is entitled pursuant to this Agreement.

(d) Transfer Books. The stock transfer books of EMS shall be closed on the Closing Date and thereafter there shall be no further registration of transfers of EMS Shares on the records of EMS. If, after the Closing Date, certificates are presented to EARI for any reason, they shall be cancelled and exchanged as provided in Sections 1.2 and 1.3 hereof.

1.4 Approval of Share Exchange. By unanimous written consent, the EMS Board of Directors shall approve this Agreement and the transaction contemplated hereby. By majority consent, the EMS Shareholders shall approve this Agreement and the transaction contemplated hereby. By unanimous written consent, the Board of Directors of EARI shall approve this Agreement and the transactions contemplated hereby. No other corporate proceedings are required with respect hereto.

ARTICLE II

THE CLOSING

2.1 Closing; Closing Date. The parties to this Agreement shall cause to be filed pursuant to the Section 92A.200 of the NRS and such other provision of federal and/or state law which may be applicable hereto, such documents as are reasonably necessary or required to cause the Share Exchange to become effective and consummate the other transactions contemplated by this Agreement (the "Closing"); provided, however, in no event shall the Closing occur prior to the satisfaction of the conditions precedent set forth in Articles VI hereof. The date of the Closing is referred to herein as the "Closing Date." The Closing shall take place at the offices of counsel for EARI, or at such other place as may be mutually agreed upon by the parties hereto, at 10:00 a.m. EST on (a) the later of (i) the first Business Day following the day upon which all appropriate EARI and EMS corporate actions have been taken in accordance with Articles I and V, respectively, of this Agreement or (ii) the day on which the last of the conditions precedent set forth in Article VI of this Agreement is fulfilled or waived; or (b) at such other time, date and place as the parties may agree, but in no event shall such date be later than March 31, 2010 (the "Outside Date"), unless such date is extended by the requirements of law or the mutual agreement of the parties.

2.2 EMS Closing Actions. At the Closing, EMS shall deliver or cause to be delivered to EARI the following documents and/or shall take the following actions at the Closing, all of such actions being deemed to occur simultaneously:

(a) A true and complete list of all holders of record of EMS Shares issued and outstanding on and as of the Closing setting forth the name, address, and number of EMS Shares held by each and the number of EARI Exchange Shares to be issued or issuable, as applicable, to each holder at Closing;

(b) Certificates evidencing all of the EMS Shares;

(c) Any agreements between the Shareholders and EMS relating to the EMS Shares;

(d) The officer's certificate described in Section 6.2(c);

(e) An incumbency certificate signed by all of the executive officers of EMS dated at or about the Closing Date;

(f) Resolutions of both the board of directors and the shareholders of EMS dated at or about the Closing Date authorizing the Share Exchange, certified by the Secretary of EMS;

(g) The Financial Statements (as defined in Section 5.8);

(h) The Additional EMS Information (as defined in Section 5.9);

(i) The Intellectual Property Assignment (as defined in Section 5.10); and

(j) All consents, authorizations, orders or approvals required in order to execute and deliver this Agreement and to effectuate the transactions contemplated hereby in form, scope and substance reasonably satisfactory to EARI.

(k) an executed copy of the settlement agreement (the "Settlement Agreement") between EMS and EARI concerning the cancellation of 2,000,000 shares of common stock in EARI and the issuance of 300,000 shares of common stock.

2.3 EARI Closing Actions. At the Closing, EARI shall deliver or cause to be delivered to EMS the following documents and/or shall take the following actions at the Closing, all of such actions being deemed to occur simultaneously:

(a) Certificates evidencing all of EARI Preferred B Stock to be issued hereunder;

(b) The officer's certificates described in Section 6.1(c);

(c) An incumbency certificate signed by all of the executive officers of EARI dated at or about the Closing Date; and

(d) Resolutions of the board of directors of EARI dated at or about the Closing Date.

(e) an executed copy of the Settlement Agreement between EMS and EARI concerning the cancellation of 2,000,000 shares of common stock in EARI and the issuance of 300,000 shares of common stock.

2.4 Other Actions. Each of the parties to this Agreement shall execute such other documents, instruments and agreements, and provide whatever consents or approvals may be reasonably required and shall take all such other actions as may be needed under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF EMS, THE PRINCIPAL SHAREHOLDER AND THE OTHER SHAREHOLDERS OF EMS

EMS hereby makes the following representations and warranties to EARI. Additionally, the Principal Shareholder and the other Shareholders of EMS hereby make certain of the following representations and warranties to EARI, but only to the extent such representations and warranties are expressly identified as being made by the Principal Shareholder or the other Shareholders of EMS, as the case may be.

3.1 Organization and Qualification. EMS is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with the corporate power and authority to own and operate its businesses as presently conducted, except where the failure to be or have any of the foregoing would not have a Material Adverse Effect. EMS is duly qualified as a foreign company or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not, individually or in the aggregate, have a Material Adverse Effect. True, correct and complete copies of the articles of incorporation and bylaws of EMS, as amended as of the date hereof, are attached hereto as Exhibit 3.1.

3.2 Authorization; Validity and Effect of Agreement.

(a) EMS has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Share Exchange. The execution and delivery of this Agreement by EMS and the performance by EMS of its obligations hereunder and the consummation of the Share Exchange have been duly authorized by its board of directors and its shareholders and all other necessary company action on the part of EMS has been taken and no other company proceedings on the part of EMS are necessary to authorize this Agreement and the Share Exchange. This Agreement has been duly and validly executed and delivered by EMS and, assuming that it has been duly authorized, executed and delivered by the other parties hereto, constitutes a legal, valid and binding obligation of EMS, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(b) The Principal Shareholder has the full capacity, power and authority to enter into this Agreement and the other agreements contemplated hereby to which the Principal Shareholder is a party and to consummate the transactions contemplated hereby and thereby and to comply with the terms, conditions and provisions hereof and thereof. This Agreement and the other agreements contemplated hereby to which the Principal Shareholder is a party has been duly authorized, executed and delivered by the Principal Shareholder and are the legal, valid and binding obligations of the Principal Shareholder, enforceable against the Principal Shareholder in accordance with its terms.

3.3 EMS Subsidiaries.

EMS represents and warrants that it does not have any subsidiaries.

3.4 No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by EMS nor the performance by EMS of its obligations hereunder, nor the consummation of the Share Exchange, shall: (a) conflict with EMS's certificate of incorporation or bylaws; (b) violate any statute, law, ordinance, rule or regulation applicable to EMS, or any of its assets or properties; or (c) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of EMS under, or result in the creation or imposition of any Liens upon any properties, assets or business of EMS under, any Material Contract or any order, judgment or decree to which EMS is a party or by which EMS, or any of its respective assets or properties is bound or encumbered except, in the case of clauses (ii) & (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a Material Adverse Effect.

3.5 Capitalization; Ownership of EMS Shares.

(a) Attached hereto as Schedule 3.5(a) is a complete and accurate list of (i) the Shareholders of EMS, (ii) the holders of other equity interests in EMS, and (ii) the number and class of issued and outstanding EMS Shares. The authorized capital stock of EMS consists of One Hundred Million (100,000,000) shares of EMS Common Stock and no shares of preferred stock. There are currently issued and outstanding Twenty-Three Million Four Hundred and Twenty-Six Thousand and Six Hundred (23,426,600) shares of EMS Common Stock. The EMS Shares represent all of the outstanding equity interests in EMS. All of the EMS Shares have been validly authorized and issued and are fully paid and non-assessable. Except for this Agreement or as set forth on Schedule 3.5(a), there are no outstanding options, warrants, agreements, conversion rights, preemptive rights, or other rights to subscribe for, purchase or otherwise acquire any EMS Common Stock. There are no voting trusts or other agreements or understandings to which EMS is a party with respect to the voting of EMS Common Stock and there is no indebtedness of EMS having general voting rights issued and outstanding. Except for this Agreement or as set forth on Schedule 3.5(a), there are no outstanding obligations of any Person to repurchase, redeem or otherwise acquire outstanding EMS Common Stock. Except as set forth in this Agreement or as set forth on Schedule 3.5(a), EMS has no EMS Common Stock reserved for issuance.

(b) Each of the Shareholders own and hold, beneficially and of record, the entire right, title, and interest in and to the EMS Shares set forth opposite such Shareholder's name on Schedule 3.5(a), free and clear of all Rights and Encumbrances. Each Shareholder has full power and authority to vote the EMS Shares owned by him or her and to approve the transactions contemplated by this Agreement. Each Shareholder has the full power and authority to vote, transfer and dispose of the EMS Shares owned by him or her, free and clear of any Right or Encumbrance of any kind or nature whatsoever other than restrictions under the Securities Act and applicable state securities laws. At the Closing, EARI will acquire good title to the EMS Shares, free and clear of all Rights and Encumbrances. Other than the transactions contemplated by this Agreement, there is no outstanding vote, plan, pending proposal, or other right of any Person to acquire, or to cause the redemption of, the EMS Shares or to effect the merger or consolidation of EMS with or into any other Person.

3.6 Financial Statements.

(a) True and complete copies of EMS's balance sheet at September 30, 2009 and at December 31, 2008, and income statements and statements of cash flows for the fiscal years ended December 31, 2008 and December 31, 2007 and for the period ended September 30, 2009, are attached hereto as Exhibit 3.6 (collectively, the "Financial Statements").

(b) The Financial Statements (including the notes thereto) present fairly in all material respects the financial position and results of operations and cash flows of EMS at the dates or for the periods set forth therein, in each case applied on a consistent basis throughout the periods involved (except as otherwise indicated therein). The Financial Statements were prepared from and in accordance with the books and records of EMS.

3.7 Properties and Assets.

(a) EMS has good and marketable title to, valid leasehold interests in, or the legal right to use, and hold free and clear of all Liens and Encumbrances, all of the assets, properties and leasehold interests reflected in the Financial Statements and used or otherwise employed in connection with the business of EMS (the "Assets"), except for those sold or otherwise disposed of since the date of the Financial Statements in the ordinary course of business consistent with past practice and not in violation of this Agreement.

(b) All Assets of EMS that are used in the operations of its business are in good operating condition and repair, subject to normal wear and tear.

(c) EMS has delivered to EARI or otherwise made available, correct and complete copies of all leases, subleases and other material agreements or other material instruments relating to all real property used in conducting the businesses of EMS to which EMS is a party (collectively, the "Real Property"), all of which are identified on Schedule 3.7.

(d) There are no pending or, to EMS's knowledge, threatened condemnation proceedings relating to any of the Real Property.

(e) Except as set forth on Schedule 3.7, none of the real property improvements (including leasehold improvements), equipment and other Assets owned or used by EMS is subject to any commitment or other arrangement for their sale or use by any Affiliate of EMS, or by third parties.

(f) To the Knowledge of the Principal Shareholder, the leased real estate is free and clear of any zoning or use or building restriction or any pending, proposed or threatened zoning or use or building restriction which would interfere with the present or any intended use by EMS of any of such leased real estate. Said leases are valid and binding and in full force and effect, and EMS is not in default thereunder as to the payment of rent or otherwise.

(g) The consummation of the transactions contemplated by this Agreement will not constitute an event of default under any of said leases and the continuation, validity and effectiveness of such leases will not be adversely affected by the transactions contemplated by this Agreement.

3.8 Intellectual Property. The Principal Shareholder represents and warrants that:

(a) Schedule 3.8 lists all Intellectual Property used in or relied upon and directly or indirectly in the conduct of EMS's business or operations in the ordinary course consistent with past practice (the "EMS Intellectual Property").

(b) Except as disclosed in Schedule 3.8: (i) EMS is the owner of all of the EMS Intellectual Property free and clear of any royalty or other payment obligation, lien or charge, (ii) there are no agreements that restrict or limit the use of the EMS Intellectual Property by EMS, and (iii) to the extent that the EMS Intellectual Property owned or held by EMS is registered with the applicable authorities, record title to such EMS Intellectual Property is registered or applied for in the name of EMS.

(c) EMS's rights to the EMS Intellectual Property are valid and enforceable, and the EMS Intellectual Property and the products and services of EMS do not infringe upon intellectual property rights of any person or entity in any country.

(d) Except where reasonable business decisions to allow rights to lapse have been made, all maintenance taxes, annuities and renewal fees have been paid and all other necessary actions to maintain the EMS Intellectual Property rights have been taken through the date hereof.

(e) There exists no impediment that would impair EMS's rights to conduct its business after the Closing Date as it relates to the EMS Intellectual Property.

(f) EMS has taken all reasonable and appropriate steps to protect the EMS Intellectual Property and, where applicable, to preserve the confidentiality of the EMS Intellectual Property.

(g) EMS has not received any notice of claim that any of such EMS Intellectual Property has expired, is not valid or enforceable in any country or that it infringes upon or conflicts with the intellectual property rights of any third party, and no such claim or infringement or conflict, whenever filed or threatened, currently exists.

(h) EMS has not given any notice of infringement to any third party with respect to any of the EMS Intellectual Property or has become aware of facts or circumstances evidencing the infringement by any third party of any of the EMS Intellectual Property, and no claim or controversy with respect to any such alleged infringement currently exists.

(i) The execution, delivery and performance of this Agreement by EMS and the consummation by EMS of the Share Exchange will not: (i) constitute a breach by EMS of any material instrument or material agreement governing any EMS Intellectual Property owned by or licensed to EMS, (ii) pursuant to the terms of any material license or material agreement relating to any EMS Intellectual Property, cause the modification of any terms of any such license or agreement, including but not limited to the modification of the effective rate of any royalties or other payments provided for in any such license or agreement, (iii) cause the forfeiture or termination of any EMS Intellectual Property under the terms thereof, (iv) give rise to a right of forfeiture or termination of any EMS Intellectual Property under the terms thereof, or (v) impair the right of EMS or EARI to make, have made, offer for sale, use, sell, export or license any EMS Intellectual Property or portion thereof pursuant to the terms thereof.

(j) The Principal Shareholder will execute and deliver to EARI at Closing the Assignment of Intellectual Property Rights described in Section 5.10 hereof.

3.9 No Undisclosed Liabilities. Except as disclosed in the Financial Statements or Schedule 3.9, EMS has no material liabilities, indebtedness or obligations, except those that have been incurred in the ordinary course of business, whether known or unknown, absolute, accrued, contingent or otherwise, and whether due or to become due, and to the Knowledge of EMS, there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability, indebtedness or obligation.

3.10 Related Party Transactions. Except as provided on Schedule 3.10:

(a) There is no indebtedness between EMS, and any officer, director or Affiliate of EMS, other than usual and customary advances made in the ordinary course of business;

(b) No officer, director or Affiliate of EMS has provided or causes to be provided any assets, services (other than services as an, officer, manager, director or employee) or facilities to EMS;

(c) EMS does not provide or cause to be provided any assets, services or facilities to any officer, director or Affiliate of EMS (other than as reasonably necessary for them to perform their duties as officers, directors or employees);

(d) EMS does not beneficially own, directly or indirectly, any investment in or issued by any officer, director or Affiliate of EMS; and

(e) No officer, director or Affiliate of EMS has any direct or indirect ownership interest in any Person with which EMS competes or has a business relationship other than an ownership interest that represents less than five percent (5%) of the outstanding equity interests in a publicly traded company.

3.11 Litigation. Except for the matters set forth in Schedule 3.11, there is no action, claim, suit, litigation, proceeding, or governmental investigation ("Action") instituted, pending or threatened against EMS that, individually or in the aggregate, directly or indirectly, would be reasonably likely to have a Material Adverse Effect, nor is there any outstanding judgment, decree or injunction, in each case against EMS, that, individually or in the aggregate, has or would be reasonably likely to have a Material Adverse Effect.

3.12 Taxes.

(a) EMS has timely filed with the appropriate tax authorities all tax returns required to be filed by it or on its behalf, and each such tax return was complete and accurate in all material respects, and EMS has timely paid (or has had paid on its behalf) all material Taxes due and owing by it, regardless of whether required to be shown or reported on a tax return, including Taxes required to be withheld by it.

(b) No deficiency for a material Tax has been asserted in writing or otherwise, to EMS's Knowledge, against EMS or with respect to any Assets, except for asserted deficiencies that either (i) have been resolved and paid in full or (ii) are being contested in good faith. There are no material Liens for Taxes upon the Assets.

3.13 Insurance.

(a) Except as set forth on Schedule 3.13, there are no key-man life insurance policies or other life insurance policies material to the current and proposed business of EMS.

(b) All of such policies are in full force and effect and all premiums payable have been paid in full and EMS is in full compliance with the material terms and conditions of such policies.

(c) EMS has not received any notice from any issuer of such policies of its intention to cancel or refusal to renew any policy issued by it or of its intention to renew any such policy based on a material increase in premium rates other than in the ordinary course of business.

(d) None of such policies are subject to cancellation by virtue of the consummation of the Share Exchange.

(e) There is no claim by EMS pending under any of such policies as to which coverage has been questioned or denied.

3.14 Compliance.

(a) Except as disclosed on Schedule 3.14, EMS is in compliance with all foreign, federal, state and local laws and regulations of any Governmental Authority applicable to its operations or with respect to which compliance is a condition of engaging in the business thereof, except to the extent that failure to comply would not, individually or in the aggregate, have a Material Adverse Effect.

(b) EMS has not received any notice asserting a failure, or possible failure, to comply with any such law or regulation, the subject of which notice has not been resolved as required thereby or otherwise to the satisfaction of the party sending the notice, except for such failure as would not, individually or in the aggregate, have a Material Adverse Effect.

(c) EMS holds all permits, licenses and franchises from Governmental Authorities required to conduct its business as it is now being conducted, except for such failures to have such permits, licenses and franchises that would not, individually or in the aggregate, have a Material Adverse Effect.

3.15 Material Contracts.

(a) Except as set forth in Schedule 3.15, EMS is not a party to or bound by any Material Contract.

(b) The Material Contracts constitute all of the material agreements and instruments that are necessary and desirable to operate the business as currently conducted by EMS and as contemplated to be conducted.

(c) True, correct and complete copies of each Material Contract described and listed on Schedule 3.15 will be made available to EARI within ten (10) Business Days prior to the Closing.

(d) All of the Material Contracts are valid, binding and enforceable against the respective parties thereto in accordance with their respective terms.

(e) All parties to all of the Material Contracts have performed all obligations required to be performed to date under such Material Contracts, and neither EMS, nor, to the best of its Knowledge, any other party, is in default or in arrears under the terms thereof, and no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute a default thereunder.

(f) The consummation of this Share Exchange Agreement will not result in an impairment or termination of any of the rights of EMS under any Material Contract.

(g) None of the terms or provisions of any Material Contract materially and adversely affects the business, prospects, financial condition or results of operations of EMS.

3.16 Labor Relations.

(a) Except as described on Schedule 3.16, as of the date of this Agreement (i) there are no activities or proceedings of any labor union to organize any non-unionized employees of EMS; (ii) there are no unfair labor practice charges and/or complaints pending against EMS before the National Labor Regulations Board, or any similar foreign labor relations governmental bodies, or any current union representation questions involving employees of EMS; and (iii) there is no strike, slowdown, work stoppage or lockout, or threat thereof, by or with respect to any employees of EMS.

(b) As of the date of this Agreement, EMS is not a party to any collective bargaining agreements. There are no controversies pending or threatened between EMS and any of their employees, except for such controversies that would not be reasonably likely to have a Material Adverse Effect.

3.17 Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect, EMS:

(a) has obtained all applicable permits, licenses and other authorizations that are required to be obtained under all applicable Environmental Laws by EMS in connection with its business;

(b) is in compliance with all terms and conditions of such required permits, licenses and authorizations, and with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in or arising from applicable Environmental Laws in connection with its business;

(c) has not received notice of any past or present violations of Environmental Laws in connection with its business, or of any spill, release, event, incident, condition or action or failure to act in connection with its business that is reasonably likely to prevent continued compliance with such Environmental Laws, or which would give rise to any common law environmental liability or liability under Environmental Laws, or which would otherwise form the basis of any Action against EMS based on or resulting from the manufacture, processing, use, treatment, storage, disposal, transport, or handling, or the emission, discharge or release into the environment, of any hazardous material by any Person in connection with EMS's business; and

(d) has taken all actions required under applicable Environmental Laws to register any products or materials required to be registered by EMS thereunder in connection with its business.

3.18 Absence of Certain Changes or Events. Except as set forth on Schedule 3.18 or as otherwise contemplated by this Agreement, since the date of execution of this Agreement:

(a) there has been no change or development in, or effect on, EMS that has or could reasonably be expected to have a Material Adverse Effect,

(b) EMS has not sold, transferred, disposed of, or agreed to sell, transfer or dispose of, any material amount of Assets other than in the ordinary course of business,

(c) EMS has not paid any dividends or distributed any Assets to any officer, director, shareholder or owner of EMS,

(d) EMS has not acquired any material amount of Assets except in the ordinary course of business, nor acquired or merged with any other business,

(e) EMS has not waived or amended any of its material contractual rights except in the ordinary course of business, and

(f) EMS has not entered into any agreement to take any action described in clauses (a) through (e) above.

3.19 Investment Intent.

(a) The EARI Exchange Shares being acquired by the Shareholders in connection with the Share Exchange are being acquired for the respective Shareholders' own account for investment purposes only and not with a view to, or with any present intention of, distributing or reselling any of such shares.

(b) Each Shareholder acknowledges and agrees that the EARI Exchange Shares have not been registered under the Securities Act or under any state securities laws, and that the EARI Exchange Shares may not be, directly or indirectly, sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and applicable state securities laws, except pursuant to an available exemption from such registration.

(c) The Shareholders also acknowledge and agree that neither the SEC nor any state securities commission nor other Governmental Authority has (1) approved the issuance of the EARI Exchange Shares or passed upon or endorsed the merits of the EARI Exchange Shares, this Agreement or the Share Exchange; or (2) confirmed the accuracy of, determined the adequacy of, or reviewed this Agreement.

(d) The Shareholders have such Knowledge, sophistication and experience in financial, tax and business matters in general, and investments in securities in particular, that they are capable of evaluating the merits and risks of this investment in EARI Exchange Shares, and each Shareholder has made such investigations in connection herewith as he deemed necessary or desirable so as to make an informed investment decision without relying upon EARI for legal or tax advice related to this investment.

3.20 Employee Benefit Matters.

(a) EMS is not a party to, nor since its inception has been a party to, any Employee Benefit Plans, programs, arrangements or agreements, whether formal or informal, whether in writing or otherwise, with respect to which EMS has or may have any obligation or that are maintained, contributed to or sponsored by EMS for the benefit of any current or former director, officer or employee of EMS.

(b) EMS does not have any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for any of its retired, former or current employees.

(c) There is no contract, plan or arrangement, written or otherwise, covering any employee or former employee of EMS that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code and, except as contemplated by this Agreement, no employee or former employee of EMS will become entitled to any bonus, retirement, severance, job security or similar benefit or enhancement of such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the Share Exchange.

(d) EMS has no express or implied commitment to: (i) create or incur liability with respect to or cause to exist any Employee Benefit Plan, program, arrangement or agreement; or (ii) enter into any contract or agreement to provide compensation or benefits to any individual.

3.21 Brokers and Finders Fees. Neither EMS nor any of its Affiliates, officers, directors, employees or managers has employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders fees in connection with the Share Exchange for which EMS has or could have any liability not otherwise disclosed herein.

3.22 Termination of Business Relationships.

(a) No supplier of EMS which cannot be replaced on commercially reasonable terms has evidenced to EMS or the Principal Shareholder any intention to cancel or terminate its business relationship with EMS.

(b) No key employee of EMS has notified EMS or the Principal Shareholder of his or her intent or desire to terminate employment with EMS.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EARI

EARI hereby makes the following representations and warranties to EMS and the Shareholders:

4.1 Organization and Qualification. EARI is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with the corporate power and authority to own and operate its business as presently conducted, except where the failure to be or have any of the foregoing would not have a Material Adverse Effect. EARI is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except for such failures to be so qualified or in good standing as would not have a Material Adverse Effect.

4.2 Authorization; Validity and Effect of Agreement. EARI has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Share Exchange. The execution and delivery of this Agreement by EARI and the performance by EARI of its obligations hereunder and the consummation of the Share Exchange have been duly authorized by its boards of directors and all other necessary corporate action on the part of EARI has been taken and no other corporate proceedings on the part of EARI are necessary to authorize this Agreement and the Share Exchange. This Agreement has been duly and validly executed and delivered by EARI and, assuming that it has been duly authorized, executed and delivered by the other parties hereto, constitutes a legal, valid and binding obligation of EARI, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

4.3 No Conflict; Required Filings and Consents. Neither the execution and delivery of this Agreement by EARI nor the performance by EARI of its obligations hereunder, nor the consummation of the Share Exchange nor the issuance of the EARI Shares to the Shareholders pursuant to the terms of the Share Exchange, will: (i) conflict with EARI's articles of incorporation or bylaws, except that EARI agrees to increase its authorized common and preferred shares to fulfill its obligations under this Agreement; (ii) violate any statute, law, ordinance, rule or regulation, applicable to EARI or any of the properties or assets of EARI; or (iii) violate, breach, be in conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or permit the termination of any provision of, or result in the termination of, the acceleration of the maturity of, or the acceleration of the performance of any obligation of EARI, or result in the creation or imposition of any Lien upon any properties, assets or business of EARI under, any Material Contract or any order, judgment or decree to which EARI is a party or by which it or any of its assets or properties is bound or encumbered except, in the case of clauses (ii) and (iii), for such violations, breaches, conflicts, defaults or other occurrences which, individually or in the aggregate, would not have a Material Adverse Effect on its obligation to perform its covenants under this Agreement.

ARTICLE V

CERTAIN COVENANTS

5.1 Conduct of Business by EMS.

(a) Except (i) as expressly permitted by this Agreement, (ii) as required by applicable law or any Material Contract to which EMS is a party or by which any Asset is bound, (iii) with the consent of EARI or (iv) as set forth on Schedule 5.1, during the period commencing with the date of this Agreement and continuing until the Closing Date, EMS shall conduct its business in all material respects in the ordinary and usual course consistent with past practice and use its commercially reasonable efforts to preserve intact its business organization and relationships with third parties and keep available the services of its present officers and employees.

(b) Without limiting the generality of Section 5.1(a), during the period commencing with the date of this Agreement and continuing until the Closing Date, EMS shall not:

(i) adopt or propose any change in its respective articles of incorporation, bylaws or other constitutional documents, except for changes which would not have Material Adverse Effect;

(ii) (A) issue, authorize or sell any equity or debt securities, (B) issue, authorize or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any equity or debt securities, (C) split, combine, reclassify or make any other change in its issued and outstanding equity or debt securities, (D) redeem, purchase or otherwise acquire any of its equity or debt securities, or (E) declare any dividend or make any distribution with respect to its equity or debt securities;

(iii) (A) increase in any manner the compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of its of its subsidiaries' directors, officers, employees or managers other than increases in compensation in the ordinary course of business and consistent with past practice and that are not material in the aggregate, (B) pay or agree to pay any pension, retirement allowance or other employee benefit to any such director, officer, employee or manager, whether past or present, other than as required by applicable law, contracts or plan documents in effect on the date of this Agreement, (C) enter into any new employment, severance, consulting, or other compensation agreement with any director, officer, employee or manager or other person other than in connection with any new hires or promotions in the ordinary course and consistent with past practice, or (D) commit itself to any additional pension, profit-sharing, deferred compensation, group insurance, severance pay, retirement or other employee benefit plan, fund or similar arrangement, or adopt or amend or commit itself to adopt or amend any of such plans, funds or similar arrangements in existence on the date hereof;

(iv) (A) enter into, extend, renew or terminate any Material Contract, or make any change in any Material Contracts, (B) reclassify any assets or liabilities, or (C) do any other act that (x) would cause any representation or warranty of EMS in this Agreement to be or become untrue in any material respect, or (y) could reasonably be expected to have a Material Adverse Effect;

(v) (A) sell, transfer, lease or otherwise dispose of any Assets other than in the ordinary course of business consistent with prior practice, (B) create or permit to exist any new Lien or Encumbrance on any Assets (iii) assume, incur or guarantee any obligation for borrowed money other than in the ordinary course of business consistent with past practices, (iv) enter into any joint venture, partnership or other similar arrangement, (v) make any investment in or purchase any securities of any Person, (vi) incur any indebtedness, issue or sell any new debt securities, enter into any new credit facility or make any capital expenditures, or (vii) merge or consolidate with any other Person or acquire any other Person or a business, division or product line of any other Person (except as provided for in this Agreement);

(vi) make any change in any method of accounting or accounting practice except as required (a) by reason of a concurrent change in law, SEC guidelines or GAAP, or (b) by reason of a change in EMS's method of accounting practices that, due to law, SEC guidelines or requirements, or GAAP, requires a change in any method of accounting or accounting practice; or

(vii) settle or compromise any material Tax liability, make or change any material Tax election, or file any tax return other than a tax return filed in the ordinary course of business and prepared in a manner consistent with past practice.

5.2 Access to Information.

At all times prior to the Closing or the earlier termination of this Agreement in accordance with the provisions of Article VII, and in each case subject to Section 5.3 below, each party hereto shall provide to the other party (and the other party's authorized representatives) reasonable access during normal business hours and upon reasonable prior notice to the premises, properties, books, records, assets, liabilities, operations, contracts, personnel, financial information and other data and information of or relating to such party (including without limitation all written proprietary and trade secret information and documents, and other written information and documents relating to intellectual property rights and matters), and will cooperate with the other party in conducting its due diligence investigation of such party, provided that the party granted such access shall not interfere unreasonably with the operation of the business conducted by the party granting access, and provided that no such access need be granted to privileged information or any agreements or documents subject to confidentiality agreements.

5.3 Confidentiality; No Solicitation.

(a) Confidentiality. Each party shall hold, and shall cause its respective Affiliates and representatives to hold, all Confidential Information made available to it in connection with the Share Exchange in strict confidence, shall not use such information except for the sole purpose of evaluating the Share Exchange and shall not disseminate or disclose any of such information other than to its directors, officers, managers, employees, shareholders, interest holders, Affiliates, agents and representatives, as applicable, who need to know such information for the sole purpose of evaluating the Share Exchange (each of whom shall be informed in writing by the disclosing party of the confidential nature of such information and directed by such party in writing to treat such information confidentially). If this Agreement is terminated pursuant to the provisions of Article VII, each party shall immediately return to the other party all such information, all copies thereof and all information prepared by the receiving party based upon the same. The above limitations on use, dissemination and disclosure shall not apply to Confidential Information that (i) is learned by the disclosing party from a third party entitled to disclose it; (ii) becomes known publicly other than through the disclosing party or any third party who received the same from the disclosing party, provided that the disclosing party had no Knowledge that the disclosing party was subject to an obligation of confidentiality; (iii) is required by law or court order to be disclosed by the parties; or (iv) is disclosed with the express prior written consent thereto of the other party. The parties shall undertake all necessary steps to ensure that the secrecy and confidentiality of such information will be maintained in accordance with the provisions of this subsection (a). Notwithstanding anything contained herein to the contrary, in the event a party is required by court order or subpoena to disclose information which is otherwise deemed to be confidential or subject to the confidentiality obligations hereunder, prior to such disclosure, the disclosing party shall: (i) promptly notify the non-disclosing party and, if having received a court order or subpoena, deliver a copy of the same to the non-disclosing party; (ii) cooperate with the non-disclosing party, at the expense of the non-disclosing party, in obtaining a protective or similar order with respect to such information; and (iii) provide only that amount of information as the disclosing party is advised by its counsel is necessary to strictly comply with such court order or subpoena.

(b) No Solicitation. Except as otherwise contemplated in this Agreement, neither EMS nor the Principal Shareholder shall, directly or indirectly, solicit any inquiries or proposals for, or enter into or continue or resume any discussions with respect to or enter into any negotiations or agreements relating to, the sale or exchange of all or a substantial part of the Assets. EMS shall promptly notify EARI if any such proposal or offer, or any inquiry or contact with any Person or entity with respect thereto, is made.

5.4 Best Efforts; Consents.

Subject to the terms and conditions herein provided, each of EARI and EMS agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Share Exchange and to cooperate with the others in connection with the foregoing, including using its reasonable efforts to (a) obtain all waivers, consents and approvals from other parties to loan agreements, leases, mortgages and other contracts necessary for the consummation of the Share Exchange, (b) make all filings with, and obtain all consents, approvals and authorizations that are required to be obtained from, Governmental Authorities, (c) lift or rescind any injunction, restraining order, decree or other order adversely affecting the ability of the parties hereto to consummate the Share Exchange, (d) effect all necessary registrations and filings and submissions of information requested by Governmental Authorities, and (e) fulfill all conditions to this Agreement. Each of EARI and EMS shall use all reasonable efforts to prevent the entry, enactment or promulgation of any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the Share Exchange.

5.5 Further Assurances.

Subject to Section 5.4, each of the parties hereto agrees to use its reasonable best efforts before and after the Closing Date to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective, in the most expeditious manner practicable, the Share Exchange, including, but not limited to: (a) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (b) to the extent consistent with the obligations of the parties set forth in Section 5.4, the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder; and (c) the execution and delivery of such instruments, and the taking of such other actions, as the other party hereto may reasonably require in order to carry out the intent of this Agreement.

5.6 Public Announcements.

EARI and EMS shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Share Exchange or this Agreement, and shall not issue any other press release or make any other public statement without the prior written consent of the other parties, except as may be required by law or, with respect to EARI, by obligations pursuant to rule or regulation of the Exchange Act, the Securities Act, any rule or regulation promulgated thereunder or any rule or regulation of FINRA

5.7 Notification of Certain Matters.

Each party hereto shall promptly notify the other party in writing of any events, facts or occurrences that would result in any breach of any representation or warranty or breach of any covenant by such party contained in this Agreement.

5.8 Financial Statements.

At the Closing, EMS shall deliver to EARI the Financial Statements described in Section 3.6 hereof.

5.9 Additional EMS Information.

Prior to the Closing, EMS shall deliver to EARI, written information regarding EMS, its business, properties, liquidity and capital resources, officers, directors, principal shareholders, material pending litigation and any and all such other matters as EARI shall request (collectively, the "Additional EMS Information") and that EARI is required to file with the Pink Sheets.

5.10 Intellectual Property. EMS and the Principal Shareholder shall deliver to EARI an assignment of all intellectual property rights used or in connection with the business of EMS, in the form as that attached hereto as Exhibit 5.10.

5.11 Board of Directors.

(a) Effective as of the Closing Date, EARI shall take all necessary action to appoint a five (5) member board of directors for EMS, to include three (3) designees of persons selected by EARI, and the two (2) remaining persons to be Francis G. D'Ambrosia and Marc Salls.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE SHARE EXCHANGE

6.1 Conditions to Obligations of EMS and the Principal Shareholder.

The obligations of EMS and the Principal Shareholder to consummate the Share Exchange shall be subject to the fulfillment, or written waiver by EMS or the Principal Shareholder, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of EARI set out in this Agreement shall be true and correct in all material respects at and as of the time of the Closing as though such representations and warranties were made at and as of such time;

(b) EARI shall have performed and complied in all material respects with all covenants, conditions, obligations and agreements required by this Agreement to be performed or complied with by EARI on or prior to the Closing Date;

(c) EARI shall have delivered to EMS an officer's certificate to the effect that the conditions set forth in Section 6.1(a) and (b) have been satisfied; and

(d) EARI shall have delivered to EMS any certificates evidencing EARI Preferred B Stock in accordance with Section 2.3(a).

6.2 Conditions to Obligations of EARI.

The obligations of EARI to consummate the Share Exchange shall be subject to the fulfillment or written waiver by EARI, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of EMS and the Principal Shareholder set out in this Agreement shall be true and correct in all material respects at and as of the time of the Closing as though such representations and warranties were made at and as of such time;

(b) EMS and the Principal Shareholder shall have performed and complied in all material respects with all covenants, conditions, obligations and agreements required by this Agreement to be performed or complied with by EMS or the Principal Shareholder on or prior to the Closing Date;

(c) EMS shall have delivered to EARI a certificate of the Secretary of EMS and the Principal Shareholder to the effect that the conditions set forth in Section 6.2(a) and (b) hereof have been satisfied;

(d) EMS shall have delivered to EARI any certificates evidencing the EMS Shares and any agreement relating to the EMS Shares, in accordance with 2.2(b) and (c);

(e) EMS shall have delivered to EARI the Financial Statements described in Section 5.8 and the Additional EMS Information described in Section 5.9;

(f) The Principal Shareholder shall have delivered to EARI the Assignment of Intellectual Property Rights described in Section 5.10;

(g) EARI shall have completed a due diligence review of the business, operations, financial condition and prospects of EMS and shall have been satisfied with the results of their due diligence review in their sole and absolute discretion;

(h) The Shareholders shall have approved this Agreement in accordance with the NRS; and

(i) No Shareholder shall assert any dissenters' rights under the NRS.

(j) EMS and EARI shall have executed the Settlement Agreement.

6.3 Other Conditions to Obligations of EMS, the Principal Shareholder and EARI.

The obligations of EARI, EMS and the Principal Shareholder to consummate the Share

Exchange shall be subject to the fulfillment, or written waiver by each of EARI and EMS, at or prior to the Closing, of each of the following conditions:

(a) All director, shareholder, lender, lessor and other parties' consents and approvals, as well as all filings with, and all necessary consents or approvals of, all federal, state and local governmental authorities and agencies, as are required under this Agreement, applicable law or any applicable contract or agreement (other than as contemplated by this Agreement) to complete the Share Exchange shall have been secured; and

(b) No statute, rule, regulation, executive order, decree, preliminary or permanent injunction, or restraining order shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or restricts the consummation of the Share Exchange.

ARTICLE VII

TERMINATION

7.1 Termination.

This Agreement may be terminated at any time prior to the Closing:

(a) by mutual consent of EARI, EMS and the Principal Shareholder;

(b) by any of EARI, EMS or the Principal Shareholder if the Closing shall not have occurred on or before the Outside Date;

(c) by EARI, EMS or the Principal Shareholder if any Governmental Authority shall have issued an injunction, order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting any material portion of the Share Exchange and such injunction, order, decree, ruling or other action shall have become final and nonappealable;

(d) by EARI, EMS or the Principal Shareholder upon written notice to the other party if any of the conditions to the Closing set forth in Section 6.3 shall have become incapable of fulfillment by the Outside Date and shall not have been waived in writing by EARI, EMS, or the Principal Shareholder, respectively.

(e) by EARI upon written notice to EMS if any of the conditions to the Closing set forth in Section 6.2 shall have become incapable of fulfillment by the Outside Date and shall not have been waived in writing by EARI; or

(f) by EMS or the Principal Shareholder upon written notice to EARI if any of the conditions to the Closing set forth in Section 6.1 shall have become incapable of fulfillment by the Outside Date and shall not have been waived in writing by EMS or the Principal Shareholder.

7.2 Procedure and Effect of Termination.

In the event of termination of this Agreement pursuant to Section 7.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other party, and, except as set forth below, this Agreement shall terminate and be void and have no effect and the Share Exchange shall be abandoned without any further action by the parties hereto: provided, however, that if such termination shall result from the failure of a party to perform a covenant, obligation or agreement in this Agreement or from the breach by EARI, EMS or the Principal Shareholder of any representation or warranty contained herein, such party shall be fully liable for any and all damages incurred or suffered by the other party as a result of such failure or breach. If this Agreement is terminated as provided herein:

(a) each party hereto shall redeliver, and shall cause its agents (including, without limitation, attorneys and accountants) to redeliver, all documents, work papers and other material of each party hereto relating to the Share Exchange, whether obtained before or after the date hereof; and

(b) each party agrees that all Confidential Information received by EARI, on the one hand, or EMS and the Principal Shareholder, on the other hand, with respect to the other party, this Agreement or the Share Exchange shall be kept confidential notwithstanding the termination of this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1 Entire Agreement.

This Agreement and the Schedules and Exhibits hereto contain the entire agreement between the parties and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

8.2 Amendment and Modifications.

This Agreement may not be amended, modified or supplemented except by an instrument or instruments in writing signed by the party against whom enforcement of any such amendment, modification or supplement is sought.

8.3 Extensions and Waivers.

At any time prior to the Closing, the parties hereto entitled to the benefits of a term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument or instruments in writing signed by the party against whom enforcement of any such extension or waiver is sought. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement.

8.4 Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that no party hereto may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other party hereto. Except as provided in this Article VIII, nothing in this Agreement is intended to confer upon any person not a party hereto (and their successors and assigns) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.5 Survival of Representations, Warranties and Covenants.

The representations and warranties contained herein shall survive the Closing and shall thereupon terminate twelve (12) months after the Closing, except that the representations contained in Sections 3.1, 3.2, 3.5, 3.19, 4.1 and 4.2 shall survive indefinitely. All covenants and agreements contained herein which by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms. All other covenants and agreements contained herein shall not survive the Closing and shall thereupon terminate.

8.6 Headings; Definitions.

The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to sections or articles contained herein mean sections or articles of this Agreement unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms.

8.7 Severability.

If any provision of this Agreement or the application thereof to any Person or circumstance is held to be invalid or unenforceable to any extent, the remainder of this Agreement shall remain in full force and effect and shall be reformed to render the Agreement valid and enforceable while reflecting to the greatest extent permissible the intent of the parties.

8.8 Expenses.

Whether or not the Share Exchange is consummated, and except as otherwise expressly set forth herein, all legal and other costs and expenses incurred in connection with the Share Exchange, including any legal and other costs and expenses incurred in compliance with the terms of this Agreement, shall be paid by the party incurring such expenses.

8.9 Notices.

All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally or sent by mail, fax or email.

8.10 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.11 Counterparts.

This Agreement may be executed in two or more counterparts and delivered via facsimile, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

8.12 Force Majeure.

Neither party hereto shall be liable for failure to perform occasioned by any cause beyond its reasonable control.

8.13 Certain Definitions.

As used herein:

(a) "Affiliate" shall have the meanings ascribed to such term in Rule 12b2 of the Exchange Act;

(b) "Business Day" shall mean any day other than a Saturday, Sunday or a day on which federally chartered financial institutions are not open for business in New York City;

(c) "Confidential Information" shall mean the existence and contents of this Agreement and the schedules and exhibits hereto, and all proprietary technical, economic, environmental, operational, financial and/or business information or material of one party that, prior to or following the Closing Date, has been disclosed by EMS, on the one hand, or EARI, on the other hand, in written, oral (including by recording), electronic, or visual form to, or otherwise has come into the possession of, the other;

(d) "Employee Benefit Plan" shall mean: (i) each bonus, stock option, stock purchase, incentive compensation, deferred compensation and other equity compensation plan, program, agreement or arrangement; (ii) each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA); (iii) each profit-sharing, stock bonus or other "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); (iv) each "employee benefit plan" within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA); (v) each employment, retention, termination, severance, change of control or compensation agreement; and (vi) each other employee benefit plan, fund, program, agreement or arrangement that is, in each case, sponsored, maintained or contributed to or required to be contributed to by EMS, or any third party, or to which EMS, or any third party is party, whether written or otherwise, for the benefit of any director, employee or former employee of EMS;

(e) "Encumbrances" shall mean any security or other property interest or right, claim, lien, pledge, option, charge, security interest, contingent or conditional sale, or other title claim or retention agreement, interest or other right or claim of third parties, whether perfected or not perfected, voluntarily incurred or arising by operation of law, and including any agreement (other than this Agreement) to grant or submit to any of the foregoing in the future;

(f) "Environmental Law" shall mean any applicable statute, rule, regulation, law, bylaw, ordinance or directive of any Governmental Authority dealing with the pollution or protection of natural resources, the indoor or ambient environment, or the protection of human health or safety;

(g) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

(h) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(i) "GAAP" shall mean United States generally accepted accounting principles as in effect on the date or for the period with respect to which such principles are applied;

(j) "Governmental Authority" shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof;

(k) "Intellectual Property" shall mean all of the following: (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (ii) trademarks, service marks, trade dress, domain names, maskworks, logos, trade names and corporate names, including all goodwill associated therewith and all applications, registrations and renewals in connection therewith, (iii) copyrightable works, copyrights and all applications, registrations and renewals in connection therewith, (iv) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (v) computer software, together with all translations, adaptations, derivations and combinations thereof (including data and related documentation),

(vi) all other proprietary rights, and (vii) all copies and tangible embodiments thereof (in whatever form or medium);

(l) "Knowledge" shall mean (i) with respect to an individual, knowledge of a particular fact or other matter, if such individual is aware of such fact or other matter, and (ii) with respect to a Person that is not an individual, knowledge of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, knowledge of such fact or other matter;

(m) "Liens" shall mean liens, pledges, charges, claims, security interests, purchase agreements, options, title defects, restrictions on transfer or other encumbrances, or any agreements (other than this Agreement) to do any of the foregoing, of any nature whatsoever, whether consensual, statutory or otherwise;

(n) "Material Adverse Effect" shall mean any adverse effect on the business, condition (financial or otherwise) or results of operation of the applicable entity and its subsidiaries, if any, which is material to the applicable entity and its subsidiaries, if any, taken as a whole;

(o) "Material Contract" shall mean any oral, written or implied contracts, agreements, leases, powers of attorney, guaranties, surety arrangements, employment agreements, consulting agreements or other commitments.

(p) "Person" shall mean any individual, corporation, partnership, association, trust or other entity or organization, including a governmental or political subdivision or any agency or institution thereof;

(q) "SEC" shall mean the Securities and Exchange Commission;

(r) "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

(s) "Taxes" shall mean all taxes (whether U.S. federal, state, local or non-U.S.) based upon or measured by income and any other tax whatsoever, including, without limitation, gross receipts, profits, sales, levies, imposts, deductions, charges, rates, duties, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll and social security, employment, excise, stamp duty or property taxes, together with any interest, penalties, charges or fees imposed with respect thereto.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, EARI, EMS and the Principal Shareholder have caused this Agreement to be signed by their respective officers hereunto duly authorized, all effective as of the date first written above.

ENTERTAINMENT ARTS RESEARCH, INC.



Print Name: Joe Saulter
Title: CEO



Print Name: Jonathan Eubanks
Title: President

EXPLAINMYSURGERY.COM



Print Name: Marc Salls
Title: President

PRINCIPAL SHAREHOLDER



Print Name: Marc Salls

Annexes

Annex A	Shareholders of EMS

Exhibits

Exhibit 3.1	Articles of Incorporation and Bylaws of EMS
Exhibit 3.6	EMS Financial Statements
Exhibit 5.10	Assignment of Intellectual Property Rights
Exhibit 6.1(c)	EARI Officers' Certificate
Exhibit 6.2(c)	EMS Officers' and Principal Shareholder's Certificate

Schedules

Schedule 3.5(a)	Shareholders and Capitalization of EMS
Schedule 3.7	Instruments Related to EMS Real Property
Schedule 3.8	Ownership of EMS Intellectual Property
Schedule 3.9	Undisclosed Liabilities of EMS
Schedule 3.10	Related Party Transactions of EMS
Schedule 3.11	Litigation of EMS
Schedule 3.13	EMS Insurance
Schedule 3.14	Exceptions to EMS's Compliance With Governmental Authorities
Schedule 3.15	Material Contracts of EMS
Schedule 3.16	Labor Relations of EMS
Schedule 3.18	Certain Changes or Events of EMS
Schedule 5.1	Changes in EMS's Conduct of Business in Ordinary Course

EXHIBIT B

SHAREHOLDERS

Spreadsheet attached

EXHIBIT 2.5

WAIVER AND RELEASE AGREEMENT
ExplainMySurgery.com
January 27, 2010

WAIVER AND RELEASE AGREEMENT

1. **Waiver and Release**

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and agreed,

a. Subject to receipt by the shareholders of Explainmysurgery.com of the consideration described in paragraph 1.d., below, Explainmysurgery.com, a Nevada corporation ("Claimant"), individually and on behalf of its respective affiliated persons, companies and partnerships, together with any and all past and present trustees, receivers, employees, officers, directors, partners, agents, representatives, lenders, insurance carriers, sureties, consultants, attorneys, accountants, successors, assigns, heirs, executors, spouses, administrators, licensees, joint venturers, and related persons, predecessors, entities or companies does hereby fully and forever release and discharge Entertainment Arts Research, Inc., a Nevada corporation, and its affiliated and/or subsidiary companies and partnerships, together with any and all past and present trustees, receivers, board members, employees, officers, directors, shareholders, partners, agents, representatives, lenders, subsidiaries, unincorporated divisions, insurance carriers, sureties, consultants, attorneys, accountants, successors, assigns, heirs, executors, administrators, licensees, invitees, joint venturers, members, managers and related persons, predecessors, entities or companies (collectively, the "Company") of and from all claims, actions, causes of action, demands, rights, agreements, promises, liabilities, losses, damages, costs and expenses, of every nature and character, description and amount, either known or unknown, without limitation or exceptions, whether based on theories of contract, breach of contract, breach of the covenant of good faith and fair dealing, tort, violation of statute, ordinance, or any other theory of liability or declaration of rights whatsoever, which they may now have or may hereafter acquire against the Company, whether asserted or not, arising directly or indirectly from or based on any cause, event, transaction, act, omission, occurrence, condition or matter, of any kind or nature whatsoever, which has occurred to date. Such released claims include, but are not limited to the 2,000,000 shares of common stock in Entertainment Arts Research, Inc. held and agreed to be cancelled by Claimant hereby and any claim to any legal or beneficial right, title or interest in the Company of any kind or type whatsoever.

b. Subject to Claimant's performance of Claimant's obligations hereunder, Entertainment Arts Research, Inc. does hereby fully and forever release and discharge Claimant of and from all claims, actions, causes of action, demands, rights, agreements, promises, liabilities, losses, damages, costs and expenses, of every nature and character, description and amount, either known or unknown, without limitation or exceptions, whether based on theories of contract, breach of contract, breach of the covenant of good faith and fair dealing, tort, violation of statute, ordinance, or any other theory of liability or declaration of rights whatsoever, which Entertainment Arts Research, Inc. may now have or may hereafter acquire against Claimant, whether asserted or not, arising directly or indirectly from or based on any cause, event, transaction, act, omission, occurrence, condition or matter, of any kind or nature whatsoever, which has occurred to date, excepting only any claim for indemnification or contribution which Entertainment Arts Research, Inc. may have against Claimant in the event that any person or entity not a signatory to this Waiver and Release Agreement may hereafter assert against Entertainment Arts Research, Inc.

c. Claimant shall, contemporaneously with the delivery of this Waiver and Release Agreement, deliver to litigation counsel for Entertainment Arts Research, Inc., Scott P. Doney, Esq., at 3273 E. Warm Springs Road, Las Vegas, NV 89120, (702) 312-6255, any and all certificates or other instruments or documents representing any and all shares of stock in

Entertainment Arts Research, Inc. in which Claimant claims any legal or beneficial right, title or interest whatsoever. Said instruments or share certificates shall contain the appropriate medallion signatures to effect transfer and any other endorsements or signatures required to cause the transfer of the instruments or share certificates without further action by the transferring party. The space on the instruments or share certificates intended to hold the name of the transferee shall be left blank.

d. Entertainment Arts Research, Inc., shall, within fifteen (15) days of receipt of an executed copy of this Waiver and Release Agreement from Claimaint and the cancellation of 2,000,000 shares of common stock in Entertainment Arts Research, Inc. held by Claimaint, deliver to the shareholders of Claimant, by and through Marc Salls at 3230 South Valley View Blvd., Suite 110, Las Vegas, NV 89102, shares certificates for 300,000 shares of common stock of Entertainment Arts Research, Inc. The share certificates shall bear a legend in substantially the following form:

> THE STOCK REPRESENTED BY THIS CERTIFICATE HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAWS. WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD OR OTHERISE TRANSFERRED AT ANY TIME WHATSOEVER UNLESS IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY RESIGSTRATION IS NOT REQUIRED FOR SUCH TRANSFER AND THAT SUCH TRANSFER WILL NOT BE IN VIOLATION OF THE APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR ANY RULE OR REGULATION PROMULGATED THEREUNDER.

e. It is understood by Claimant and Entertainment Arts Research, Inc. (individually, each a "Party" and collectively, the "Parties") that the facts with respect to which the foregoing release is given may hereafter turn out to be other than or different from the facts now known to a Party or the Parties or believed by a Party or the Parties to be true, and each Party therefore expressly assumes the risk of the facts turning out to be so different and agrees that the foregoing release shall be in all respects effective and not subject to termination or rescission by any such difference in facts.

2. **Representations and Warranties**.

a. This Waiver and Release Agreement is executed by the Parties without reliance upon any statement or representation by the persons or Parties herein released, or their attorneys or representatives, other than those set forth in this Waiver and Release Agreement.

b. Each of the persons signing this Waiver and Release Agreement has, and represents and warrants that he or she has, the right and full authority enter into this Waiver and Release Agreement.

c. Each Party represents and warrants that, upon execution and delivery of this Waiver and Release Agreement. it shall be enforceable against said Party in accordance with its terms.

d. Each Party acknowledges and agrees the sufficiency and receipt of the consideration for this Waiver and Release Agreement.

e. Each Party represents and acknowledges that the other shall have the right to rely on the foregoing representations and warranties and the obligations and duties of each Party required by this Waiver and Release Agreement and have been induced to change position in reliance upon this Waiver and Release Agreement.

3. **General Provisions.**

a. No Admission of Liability. Each Party agrees that this Waiver and Release Agreement is a compromise relating to the matters released herein, and shall never be treated as an admission of liability of any Party for any purpose, and that liability therefor is expressly denied by each of the Parties.

b. Execution of Additional Documents. Each of the Parties hereby agrees to perform any and all acts and to execute and deliver any and all documents reasonably necessary or convenient to carry out the intent and the provisions of this Waiver and Release Agreement.

c. Entire Agreement. This Waiver and Release Agreement constitutes the entire agreement among all of the Parties. All negotiations, proposals, modifications and agreements prior to the date hereof among the Parties are merged into this Waiver and Release Agreement and are superseded hereby. There are no other terms, conditions, promises, understandings, statements, or representations, express or implied, among all of the Parties unless set forth in writing and signed by all of the Parties.

d. No Waiver. No action or want of action on the part of any Party at any time to execute any rights or remedies conferred upon it under this Waiver and Release Agreement shall be, or shall be asserted to be, a waiver on the part of any party hereto of its rights or remedies hereunder.

e. Amendments. This Waiver and Release Agreement may only be modified by an instrument in writing executed by the parties hereto.

f. Law of Nevada. This Waiver and Release Agreement shall be construed in accordance with the law of the State of Nevada, and the parties hereto agree that Clark County, Nevada, shall be the exclusive venue of any action which may be filed with respect to this Waiver and Release Agreement.

g. Attorneys' Fees. Should any action (at law or in equity, including but not limited to an action for declaratory relief) or proceeding be brought arising out of, relating to or seeking the interpretation or enforcement of the terms of this Waiver and Release Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with the terms of this Waiver and Release Agreement, the prevailing party thereto, as decided by the Court, shall be entitled to reasonable attorneys' fees and costs incurred in addition to any other relief or damages which may be awarded.

h. No Third Party Beneficiary. This Waiver and Release Agreement is for the benefit of the Parties and confers no rights, benefits or causes of action in favor of any other third parties or entities excepting those persons and entities within the definition of the defined term "Company" as set forth herein.

i. Severance. Should any term, part, portion or provision of this Waiver and Release Agreement be decided or declared by the Courts to be, or otherwise found to be, illegal or in conflict with any law of the State of Nevada or the United States, or otherwise be rendered unenforceable or ineffectual, the validity of the remaining parts, terms, portions and provision shall be deemed severable and shall not be affected thereby, providing such remaining parts, terms, portions or provisions can be construed in substance to constitute the agreement that the Parties intended to enter into in the first instance.

j. Pronouns, Headings. All pronouns and variations thereof shall be deemed to refer to the masculine, feminine, or neuter, and to the singular or plural, as the identity of the person may require. Paragraph titles or captions are used in this Agreement for convenience or reference, and in no way define, limit, extend or describe the scope or intent of this Agreement or any of its provisions.

k. Successors and Assigns. This Waiver and Release Agreement shall be binding and inure to the benefit of the parties hereto, their predecessors, parents, subsidiaries and affiliated corporations, all officers, directors, shareholders, agents, employees, attorneys, assigns, successors, heirs, executors, administrators, and legal representatives of whatsoever kind or character in privity therewith.

l. Counterparts. This Waiver and Release Agreement may be executed in counterparts, one or more of which may be facsimiles, but all of which shall constitute one and the same Waiver and Release Agreement. Facsimile signatures of this Waiver and Release Agreement shall be accepted by the parties to this Waiver and Release Agreement as valid and binding in lieu of original signatures; however, within five (5) business days after the execution of this Waiver and Release Agreement, such parties shall also deliver to the other party an original signature page signed by that party.

m. Time for Performance. The Parties understand that time is of the essence with respect to each and every act required by this Waiver and Release Agreement. Failure to perform any provision hereof in strict accordance with the Waiver and Release Agreement shall be deemed a material breach of the Waiver and Release Agreement.

n. Understanding of Agreement. The Parties acknowledge that they have fully read the contents of this Waiver and Release Agreement and that they have had the opportunity to obtain the advice of counsel of their choice, and that they have full, complete and total comprehension of the provisions hereof and are in full agreement with each and every one of the terms, conditions and provisions of this Waiver and Release Agreement. As such, the Parties agree to waive any and all rights to apply an interpretation of any and all terms, conditions or provisions hereof, including the rule of construction that such ambiguities are to be resolved against the drafter of this Waiver and Release Agreement. For the purpose of this instrument, the Parties agree that ambiguities, if any, are to be resolved in the same manner as would have been the case had this instrument been jointly conceived and drafted.

[THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, each of the parties has executed this Waiver and Release Agreement on the date and year written below.

DATED this _____ day of January, 2010

Entertainment Arts Research, Inc., a Nevada corporation

JOSEPH SAULTER

Digitally signed by JOSEPH SAULTER
DN: cn=JOSEPH SAULTER, o=Entertainment Arts Research Inc., ou=CEO, email=joseph.saulter@gmail.com, c=US
Date: 2010.01.27 16:14:11 -05'00'

By: Joseph Saulter
Its: CEO

SUBSCRIBED AND SWORN before me this ___ day of ______________, 2010 by ______________________,

____
Notary Public

____

By: Jonathan Eubanks
Its: President

SUBSCRIBED AND SWORN before me this ___ day of ______________, 2010 by ______________________,

____
Notary Public

Explainmysurgery.com "CLAIMANT"

____

By: Marc Salls
Its: President

SUBSCRIBED AND SWORN before me this ___ day of ______________, 2010 by ______________________,

____
Notary Public

IN WITNESS WHEREOF, each of the parties has executed this Waiver and Release Agreement on the date and year written below.

DATED this _____ day of January, 2010

Entertainment Arts Research, Inc., a Nevada corporation

By: Joseph Saulter
Its: CEO

By: Jonathan Eubanks
Its: President

Explainmysurgery.com "CLAIMANT"

By: Marc Salls
Its: President

SUBSCRIBED AND SWORN before me this ___ day of ____________, 2010 by ____________________,

Notary Public

SUBSCRIBED AND SWORN before me this ___ day of ____________, 2010 by ____________________,

Notary Public

SUBSCRIBED AND SWORN before me this 27th day of January, 2010 by ____________________,

Notary Public



IN WITNESS WHEREOF, each of the parties has executed this Waiver and Release Agreement on the date and year written below.

DATED this _____ day of January, 2010

Entertainment Arts Research, Inc., a Nevada corporation

____

By: Joseph Saulter
Its: CEO

SUBSCRIBED AND SWORN before me this ___ day of ___________, 2010 by ___________________.

____
Notary Public



By: Jonathan Eubanks
Its: President

SUBSCRIBED AND SWORN before me this ___ day of ___________, 2010 by ___________________.

____
Notary Public

Explainmysurgery.com "CLAIMANT"

By: Marc Salls
Its: President

SUBSCRIBED AND SWORN before me this 27th day of January, 2010 by ___________________.

Notary Public



EXHIBIT B

SHAREHOLDERS

Spreadsheet Attached

EXHIBIT 10.1

TERMINATION AGREEMENT
Joseph Saulter and Strait Gate Games
August 20, 2009

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (this "Termination Agreement"), dated as of August 20, 2009, is made by and among, ENTERTAINMENT ARTS RESEARCH, INC., a Nevada corporation ("EARI"), JOSEPH SAULTER ("Saulter"), STRAIT GATE GAMES, INC., a California corporation (the "SGG"), and Jonathan Eubanks ("Eubanks") (each a "Party" and, collectively the "Parties").

RECITALS

WHEREAS, the Parties entered into an Asset Purchase Agreement, dated as of August 6, 2009 (the "Purchase Agreement") whereby EARI purchased certain assets of SGG;

WHEREAS, in connection with the Purchase Agreement, EARI entered into an Employment Agreement, dated August 6, 2009, with Eubanks to serve as President of EARI;

WHEREAS, the Parties desire to restructure the acquisition of SGG to provide for additional assets and liabilities not accounted for in the Purchase Agreement and to restructure the Employment Agreement with Eubanks;

WHEREAS, the Parties contemplate entering into an acquisition of SGG to accomplish the revised terms in the form of a reverse merger (the "Merger") whereby SGG will merge with and into a wholly owned subsidiary of EARI;

WHEREAS, the Parties contemplate entering into a separate employment agreement (the "New Employment Agreement") with Eubanks upon different terms than stated in the Employment Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Termination of the Purchase Agreement and Employment Agreement. Effective upon the closing of the Merger and the execution of the New Employment Agreement, the Purchase Agreement and Employment Agreement shall be terminated in their entirety and shall be of no further force or effect.

2. Miscellaneous.

a. Counterparts. This Termination Agreement may be executed in two or more counterparts and by the Parties in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

b. Governing Law. The validity, performance, construction and effect of this Termination Agreement shall be governed by and construed in accordance with the internal law of the State of Nevada, without giving effect to principles of conflicts of law.

c. Further Assurances. Each Party shall cooperate with, and take such action as may be reasonably requested by, another Party in order to carry out the provisions and purposes of this Termination Agreement, generally, and the transactions contemplated hereunder.

d. Headings. The headings in this Termination Agreement are for convenience of reference only and shall not constitute a part of the Agreement, nor shall they affect its meaning, construction or effect.

3. Entire Agreement. This Termination Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and executors, administrators and heirs. This Termination Agreement, sets forth the entire agreement and understanding among the Parties as to the subject matter hereof and merges with and supercedes all prior discussions and understandings of any and every nature among them.

IN WITNESS WHEREOF, the Parties have executed this Termination Agreement as of the date first set forth above.

ENTERTAINMENT ARTS RESEARCH, INC.

By:_____________________

Its:_____________________

Joseph Saulter

____

STRAIT GATE GAMES, INC.

By:_____________________

Its:_____________________

Jonathan Eubanks

____

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is effective as of August 1, 2009 by and between ENTERTAINMENT ARTS RESEARCH, INC., a Nevada corporation (the "Company"), and JOSEPH SAULTER ("Executive").

RECITALS

The Company owns and operates a business which manufactures and distributes video games (the "Business") to customers throughout North America (the "Territory"). The Company desires to employ Executive, and the Executive desires to accept such employment, on the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual promises set forth in this Agreement the parties hereto agree as follows:

ARTICLE I
Term of Employment

1.01 Subject to the provisions of Article V, and upon the terms and subject to the conditions set forth in this Agreement, the Company will employ Executive for the period beginning on the date first written above (the "Commencement Date") and ending on August 3, 2012 (the "Initial Term"). The Initial Term shall be automatically renewed for up to two (2) successive consecutive one (1) year periods (each, a "Renewal Term" and the Initial Term and Renewal Term are collectively referred to as the "term of employment") thereafter unless either party sends notice to the other party, not more than 270 days and not less than 90 days before the end of the then-existing term of employment, of such party's desire to terminate the Agreement at the end of the then-existing term, in which case this Agreement will terminate at the end of the then-existing term. The parties understand and acknowledge that if Executive remains employed by the Company after the end of the last Renewal Term, then such employment shall be "at-will" unless this Agreement is extended, or different terms are established, by the parties in writing.

ARTICLE II
Duties

2.01(a) During the term of employment, Executive will:

(i) Promote the interests, within the scope of his duties, of the Company and devote his full working time and efforts to the Company's business and affairs;

(ii) Serve as Chief Executive Officer of the Company, reporting directly to the Company's Board of Directors (the "Board"); and

(iii) Perform the duties and services consistent with the title and function of such office, including without limitation, those as specifically set forth from time to time by the Board.

(b) Notwithstanding anything contained in clause 2.01(a)(i) above to the contrary, nothing contained herein or under law shall be construed as preventing Executive from (i) investing Executive's personal assets in such form or manner as will not require any services on the part of Executive in the operation or the affairs of the companies in which such investments are made and in which his participation is solely that of a passive investor (provided that he, collectively with his family and affiliated interests (or persons constituting a "group" under the federal securities laws) will not exceed 5% of any company's voting securities); and (ii) engaging (not during normal business hours) in any other professional, civic, or philanthropic activities, provided that Executive's investments or engagement does not result in a violation of his covenants under this Section or Article VI hereof and are otherwise disclosed to and approved by the Board in its sole discretion.

ARTICLE III
Base Compensation

3.01 The Company will compensate Executive for the duties performed by him hereunder by payment of a base salary at the rate of Two Hundred and Fifty Thousand Dollars ($250,000.00) per annum (the "Base"), payable in equal semi-monthly installments, subject to customary withholding for federal, state, and local taxes and other normal and customary withholding items.

3.02 Bonus. In addition to the Base, the Company (a) shall pay to the Executive a bonus (the "Non-Discretionary Bonus") each year (except pro rated for the first and last years of this Agreement), equal to ten percent (10%) of the then-existing Base, payable between August 1 and August 3 of the following year and (b) may pay to the Executive a bonus (the "Discretionary Bonus") (the Non-Discretionary Bonus and Discretionary Bonus are sometimes collectively referred to as the "Bonus") of any amounts deemed reasonable and appropriate by the Company's Board of Directors based on the quality and nature of the Executive's services and the performance of the Company during such year.

ARTICLE IV
Reimbursement and Employment Benefits

4.01 Health and Other Medical. Executive shall be eligible to participate in all health, medical, dental, and life insurance employee benefits as are available from time to time to other key executive employees (and their families) of the Company, including a Life Insurance Plan, Medical and Dental Insurance Plan, and a Long Term Disability Plan (the "Plans").

4.02 Vacation. Executive shall be entitled to four (4) weeks of vacation, to be taken in such amounts and at such times as shall be mutually convenient for Executive and the Company. Any time not taken by Executive in one year shall be forfeited and not carried forward to subsequent years. Executive shall not be entitled to be reimbursed for any unused vacation or personal time, except as may be required under law.

4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Eight Thousand Four Hundred Dollars ($8,400) per annum.

4.04 Reimbursable Expenses. The Company shall in accordance with its standard policies in effect from time to time reimburse Executive for all reasonable out-of-pocket expenses actually incurred by him in the conduct of the business of the Company provided that Executive submits all substantiation of such expenses to the Company on a timely basis in accordance with such standard policies.

4.05 Savings Plan. Executive will be eligible to enroll and participate, and be immediately vested in, all Company savings and retirement plans, including any 401(k) plans, as are available from time to time to other key executive employees.

ARTICLE V
Termination

5.01 General Provisions. Except as otherwise provided in this Article V, at such time as Executive's employment is terminated by the Executive or the Company, any and all of the Company's obligations under this Agreement shall terminate, other than the Company's obligation to pay Executive, within thirty (30) days of Executive's termination of employment, the full amount of any unpaid Base and accrued but unpaid benefits, including any vacation pay, earned by Executive pursuant to this Agreement through and including the date of termination and to observe the terms and conditions of any plan or benefit arrangement which, by its terms, survives such termination of Executive's employment. The payments to be made under this Section 5.01 shall be made to Executive, or in the event of Executive's death, to such beneficiary as Executive may designate in writing to the Company for that purpose, or if Executive has not so designated, then to the spouse of Executive, or if none is surviving, then to the personal representative of the estate of Executive. Notwithstanding the foregoing, termination of employment shall not affect the obligations of Executive under Article VI hereof that, pursuant to the express provisions of this Agreement, continue in full force and effect. Upon termination of employment with the Company for any reason, Executive shall promptly deliver to the Company all Company property including without limitation all writings, records, data, memoranda, contracts, orders, sales literature, price lists, client lists, data processing materials, and other documents, whether or not obtained from the Company or any Affiliate, which pertain to or were used by Executive in connection with his employment by the Company or which pertain to any Affiliate, including, but not limited to, Confidential Information, as well as any automobiles, computers or other furniture, fixtures or equipment which were purchased by the Company for Executive or otherwise in Executive's possession or control.

5.02 Automatic Termination. This Agreement shall be automatically terminated upon the first to occur of the following (a) the expiration of this Agreement in accordance with Section 1.01 hereof, (b) the Company's termination pursuant to section 5.03, (c) the Executive's termination pursuant to section 5.04 or (d) the Executive's death.

5.03 By the Company. This Agreement may be terminated by the Company upon written notice to the Executive upon the first to occur of the following:

(a) Disability. Upon the Executive's Disability (as defined herein). The term "Disability" shall mean, in the sole determination of the Company's Board, whose determination shall be final and binding, the reasonable likelihood that the Executive will be unable to perform his duties and responsibilities to the Company by reason of a physical or mental disability or infirmity for either: (i) a continuous period of four months; or (ii) 180 days during any consecutive twelve (12) month period.

(b) Cause. Upon the Executive's commission of Cause (as defined herein). The term "Cause" shall mean the following:

(i) Any violation by Executive of any material provision of this Agreement (including without limitation any violation of any provision of Sections 6.01, 6.02 or 6.03 hereof any and all of which are material in all respects), upon notice of same by the Company describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(i), which breach, if capable of being cured, has not been cured to the Company's sole and absolute satisfaction within 30 days after such notice (except for breaches of any provisions of sections 6.01, 6.02 or 6.03 which are not subject to cure or any notice);

(ii) Embezzlement by Executive of funds or property of the Company;

(iii) Habitual absenteeism, bad faith, fraud, refusal to perform his duties, gross negligence or willful misconduct on the part of Executive in the performance of his duties as an employee of the Company, provided that the Company has given written notice of and an opportunity of not less than 30 days to cure such breach, which notice describes in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(iii), provided that no such notice or opportunity needs to be given if (x) in the judgment of the Company's Board of Directors, such conduct is habitual or would unnecessarily or unreasonably expose the Company to undue risk or harm or (y) one previous notice had already been given under this section or under section (i) above; or

(iv) a felonious act, conviction, or plea of nolo contendere of Executive under the laws of the United States or any state (except for any conviction or plea based on a vicarious liability theory and not the actual conduct of the Executive).

5.04 By the Executive. This Agreement may be terminated by the Executive upon written notice to the Company upon the first to occur of the following:

(a) Change in Control. Within six (6) months after a "Change in Control" (as defined herein) of the Company (unless Executive is not offered a position in the buying or succeeding owner with equal or better economic terms as this Agreement). The term "Change in Control" shall be deemed to have occurred at such time as (i) any person or entity (or person or entities which are affiliated or acting as a group or otherwise in concert) is or becomes the beneficial owner, directly or indirectly, of securities representing 50% or more of the combined voting power for election of directors of the then outstanding securities of the Company (other than stockholders which own greater than fifty percent (50%) of the stock of the Company as of the effective date of this Agreement); (ii) the shareholders of the Company approve any merger or consolidation as a result of which its membership interests shall be changed, converted, or exchanged (other than a merger with a wholly-owned subsidiary of the Company) or any liquidation of the Company or any sale or other disposition of all or substantially all of the assets or earning power of the Company; or (iii) the shareholders of the Company approve any merger or consolidation to which the Company is a party as a result of which the persons who were members of the Company immediately before the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power for election of directors or the equivalent of the surviving corporation following the effective date of such merger or consolidation; provided, however, that no Change in Control shall be deemed to have occurred as a result of the sale or transfer of membership interests of the Company to an employee benefit plan sponsored by the Company or an affiliate thereof or if the new employer offers to employ the Executive on substantially the same terms and conditions as set forth in this Agreement (except that the Base shall not be reduced below the then-existing Base).

(b) Constructive Termination. Upon the occurrence of a "Constructive Termination" (as defined herein) by the Company. The term "Constructive Termination" shall mean any of the following: any breach by the Company of any material provision of this Agreement, including, without limitation, the assignment to the Executive of duties inconsistent with his position specified in Section 2.01 hereof or any breach by the Company of such Section, which is not cured within 60 days after written notice of same by Executive, describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.04.

(c) Voluntary Termination. Executive's resignation for reasons other than as specified in Section 5.04(a) and (b).

5.05 Consequences of Termination. Upon any termination of Executive's employment with the Company, except for a termination by the Company for Cause as provided in Section 5.03(b) hereof or for a termination by the Executive pursuant to Section 5.04(c) hereof, the Executive shall be entitled to (a) a payment equal to the lesser of (i) two (2) months' or (ii) the length of the remaining term hereof worth of the then-existing Base (the "Severance") and (b) retain the benefits set forth in Article IV for the lesser of (x) two (2) months or (y) the length of the remaining term hereof. The Severance shall be paid, at Company's option, either (x) in a lump sum upon termination with such payments discounted by the U.S. Treasury rate most closely comparable to the applicable time period left in the Agreement or (y) as and when normal payroll payments are made. Executive expressly acknowledges and agrees that the payment of Severance to Executive hereunder shall be liquidated damages for and in full satisfaction of any and all claims Executive may have relating to or arising out of Executive's employment or termination of Executive's employment by the Company or relating to or arising out of this Agreement and the termination thereof, including, without limitation, those causes of action arising under the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §621 *et seq.,* Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §2000e *et seq.,* the Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §12101 *et seq.*, the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. §201 *et seq.,* the Civil Rights Act of April 9,

1866.1 42 U.S.C. §1981 *et seq.,* the National Labor Management Relations Act, 29 U.S.C. §141 *et seq.,* the Occupational Safety and Health Act, 29 U.S.C. §651 *et seq.,* and the Family Medical Leave Act of 1993, 29 U.S.C. §2601 *et seq.* Notwithstanding the foregoing, Executive's right to receive Severance Pay is contingent upon Executive not violating any of his on-going obligations under this Agreement.

5.06 Representations. Executive represents, warrants, and covenants to Company that (a) there is no other agreement or relationship which is binding on him which prevents him from entering into or fully performing under the terms hereof and (b) the Company may contact any past, present, or future entity with whom he has a business relationship and inform such entity of the existence of this Agreement and the terms and conditions set forth herein.

ARTICLE VI
Covenants

6.01 Competition/Solicitation. (a) During the period in which Executive performs services for the Company and for a period of three (3) years after termination of Executive's employment with the Company, regardless of the reason, Executive hereby covenants and agrees that he shall not, directly or indirectly, except in connection with his duties hereunder or otherwise for the sole account and benefit of the Company, whether as a sole proprietor, partner, member, shareholder, employee, director, officer, guarantor, consultant, independent contractor, or in any other capacity as principal or agent, or through any person, subsidiary, affiliate, or employee acting as nominee or agent, except with the consent of the Company:

(i) Conduct or engage in, or be interested in or associated with, any person or entity anywhere in North America (plus any such additional geographical markets to which the Company may have expanded during the course of Executive 's employment) other than the Company and its affiliates which conducts or engages in the Business (plus any such additional product or service markets to which the Company may have expanded during the course of Executive 's employment);

(ii) Solicit, attempt to solicit, or accept business from, or cause to be solicited or have business accepted from, any then-current customers of Company, any persons or entities who were customers of the Company within the 180 days preceding the Termination Date, or any prospective customers of the Company for whom bids were being prepared or had been submitted as of the Termination Date; or

(iii) Induce, or attempt to induce, hire or attempt to hire, or cause to be induced or hired, any employee of the Company, or persons who were employees of the Company within the 180 days preceding the Termination Date, to leave or terminate his or her employment with the Company, or hire or engage as an independent contractor any such employee of the Company.

(b) Notwithstanding the foregoing, Executive shall not be prevented from (i) investing in or owning up to five percent (5%) of the outstanding stock of any corporation engaged in any business provided that such shares are regularly traded on a national securities exchange or in any over-the-counter market or (ii) retaining any shares of stock in any corporation which Executive owned before the date of his employment with the Company.

6.02 Confidential Information. Executive acknowledges that in his employment he is or will be making use of, acquiring, or adding to the Company's confidential information which includes, but is not limited to, memoranda and other materials or records of a proprietary nature; technical information regarding the operations of the Company; and records and policy matters relating to finance, personnel, market research, strategic planning, current and potential customers, lease arrangements, service contracts, management, and operations. Therefore, to protect the Company's confidential information and to protect other employees who depend on the Company for regular employment, Executive agrees that he will not in any way use any of said confidential information except in connection with his employment by the Company, and except in connection with the business of the Company he will not copy, reproduce, or take with him the original or any copies of said confidential information and will not directly or indirectly divulge any of said confidential information to anyone without the prior written consent of the Company.

6.03 Inventions. All discoveries, designs, improvements, ideas, and inventions, whether patentable or not, relating to (or suggested by or resulting from) products, services, or other technology of the Company or any Affiliate or relating to (or suggested by or resulting from) methods or processes used or usable in connection with the business of the Company or any Affiliate that may be conceived, developed, or made by Executive during employment with the Company (hereinafter "Inventions"), either solely or jointly with others, shall automatically become the sole property of the Company or an Affiliate. Executive shall immediately disclose to the Company all such Inventions and shall, without additional compensation, execute all assignments and other documents deemed necessary to perfect the property rights of the Company or any Affiliate therein. These obligations shall continue beyond the termination of Executive's employment with respect to Inventions conceived, developed, or made by Executive during employment with the Company. The provisions of this Section 6 shall not apply to any Invention for which no equipment, supplies, facility, or trade secret information of the Company or any Affiliate is used by Executive and which is developed entirely on Executive's own time, unless (a) such Invention relates (i) to the business of the Company or an Affiliate or (ii) to the actual or demonstrably anticipated research or development of the Company or an Affiliate, or (b) such Invention results from work performed by Executive for the Company.

6.04 Non-Disparagement. For a period commencing on the date hereof and continuing indefinitely, Executive hereby covenants and agrees that he shall not, directly or indirectly, defame, disparage, create false impressions, or otherwise put in a false or bad light the Company, its products or services, its business, reputation, conduct, practices, past or present employees, financial condition or otherwise.

6.05 Blue Penciling. If at the time of enforcement of any provision of this Agreement, a court shall hold that the duration, scope, or area restriction of any provision hereof is unreasonable under circumstances now or then existing, the parties hereto agree that the maximum duration, scope or area reasonable under the circumstances shall be substituted by the court for the stated duration, scope, or area.

6.06 Remedies. Executive acknowledges that any breach by him of the provisions of this Article VI of this Agreement shall cause irreparable harm to the Company and that a remedy at law for any breach or attempted breach of Article VI of this Agreement will be inadequate, and agrees that the Company shall be entitled to exercise all remedies available to it, including specific performance and injunctive and other equitable relief, without the necessity of posting any bond, in the case of any such breach or attempted breach.

ARTICLE VII
Assignment

7.01 This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and shall relieve the Company of its obligations hereunder if the assignment is pursuant to a Change in Control. Neither this Agreement nor any rights hereunder shall be assignable by Executive and any such purported assignment by him shall be void.

ARTICLE VIII
Entire Agreement

This Agreement constitutes the entire understanding between the Company and Executive concerning his employment by the Company or subsidiaries and supersedes any and all previous agreements between Executive and the Company or any of its affiliates or subsidiaries concerning such employment, and/or any compensation, bonuses or incentives. Each party hereto shall pay its own costs and expenses (including legal fees) except as otherwise expressly provided herein incurred in connection with the preparation, negotiation, and execution of this Agreement. This Agreement may not be changed orally, but only in a written instrument signed by both parties hereto.

ARTICLE IX
Applicable Law; Miscellaneous

9.01 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. All actions brought to interpret or enforce this Agreement shall be brought in federal or state courts located in Nevada.

9.02 Attorneys' Fees. In addition to all other rights and benefits under this Agreement, each party agrees to reimburse the other for, and indemnify and hold harmless such party against, all costs and expenses (including attorney's fees) incurred by such party (whether or not during the term of this Agreement or otherwise), if and to the extent that such party prevails on or is otherwise successful on the merits with respect to any action, claim or dispute relating in any manner to this Agreement or to any termination of this Agreement or in seeking to obtain or enforce any right or benefit provided by or claimed under this Agreement, taking into account the relative fault of each of the parties and any other relevant considerations.

9.03 Indemnification of Executive. The Company shall indemnify and hold harmless Executive to the full extent authorized or permitted by law with respect to any claim, liability, action, or proceeding instituted or threatened against or incurred by Executive or his legal representatives and arising in connection with Executive's conduct or position at any time as a director, officer, employee, or agent of the Company or any subsidiary thereof. The Company shall not change, modify, alter, or in any way limit the existing indemnification and reimbursement provisions relating to and for the benefit of its directors and officers without the prior written consent of the Executive, including any modification or limitation of any directors and officers liability insurance policy.

9.04 Waiver. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a continuing waiver or a waiver of any similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party hereto which are not set forth expressly in this Agreement.

9.05 Unenforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

9.06 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

9.07 Section Headings. The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ENTERTAINMENT ARTS RESEARCH, INC.

By: ____________________________

Name: Joseph Saulter
Its: CEO

____
Joseph Saulter ("Executive")

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is effective as of August 1, 2009 by and between ENTERTAINMENT ARTS RESEARCH, INC., a Nevada corporation (the "Company"), and JONATHAN EUBANKS ("Executive").

RECITALS

The Company owns and operates a business which manufactures and distributes video games (the "Business") to customers throughout North America (the "Territory"). The Company desires to employ Executive, and the Executive desires to accept such employment, on the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual promises set forth in this Agreement the parties hereto agree as follows:

ARTICLE I
Term of Employment

1.01 Subject to the provisions of Article V, and upon the terms and subject to the conditions set forth in this Agreement, the Company will employ Executive for the period beginning on the date first written above (the "Commencement Date") and ending on August 21, 2012 (the "Initial Term"). The Initial Term shall be automatically renewed for up to two (2) successive consecutive one (1) year periods (each, a "Renewal Term" and the Initial Term and Renewal Term are collectively referred to as the "term of employment") thereafter unless either party sends notice to the other party, not more than 270 days and not less than 90 days before the end of the then-existing term of employment, of such party's desire to terminate the Agreement at the end of the then-existing term, in which case this Agreement will terminate at the end of the then-existing term. The parties understand and acknowledge that if Executive remains employed by the Company after the end of the last Renewal Term, then such employment shall be "at-will" unless this Agreement is extended, or different terms are established, by the parties in writing.

ARTICLE II
Duties

2.01(a) During the term of employment, Executive will:

(i) Promote the interests, within the scope of his duties, of the Company and devote his full working time and efforts to the Company's business and affairs;

(ii) Serve as President of the Company, reporting directly to the CEO of the Company; and

(iii) Perform the duties and services consistent with the title and function of such office, including without limitation, those as specifically set forth from time to time by the Company's Board of Directors (the "Board").

(b) Notwithstanding anything contained in clause 2.01(a)(i) above to the contrary, nothing contained herein or under law shall be construed as preventing Executive from (i) investing Executive's personal assets in such form or manner as will not require any services on the part of Executive in the operation or the affairs of the companies in which such investments are made and in which his participation is solely that of a passive investor (provided that he, collectively with his family and affiliated interests (or persons constituting a "group" under the federal securities laws) will not exceed 5% of any company's voting securities); and (ii) engaging (not during normal business hours) in any other professional, civic, or philanthropic activities, provided that Executive's investments or engagement does not result in a violation of his covenants under this Section or Article VI hereof and are otherwise disclosed to and approved by the Board in its sole discretion.

ARTICLE III
Base Compensation

3.01 The Company will compensate Executive for the duties performed by him hereunder by payment of a base salary at the rate of Two Hundred and Fifty Thousand Dollars ($250,000.00) per annum (the "Base"), payable in equal semi-monthly installments, subject to customary withholding for federal, state, and local taxes and other normal and customary withholding items.

3.02 Signing Bonus. The Company will pay Executive a signing bonus in the amount of Three Hundred Thousand Dollars ($300,000) as follows: $50,000 will be due upon execution of this Agreement; and the remaining $250,000 will be due no later than December 31, 2009.

3.03 Periodic Bonus. In addition to the Base, the Company (a) shall pay to the Executive a bonus (the "Non-Discretionary Bonus") each year (except pro rated for the first and last years of this Agreement), equal to ten percent (10%) of the then-existing Base, payable between August 1 and August 3 of the following year and (b) may pay to the Executive a bonus (the "Discretionary Bonus") (the Non-Discretionary Bonus and Discretionary Bonus are sometimes collectively referred to as the "Bonus") of any amounts deemed reasonable and appropriate by the Company's Board of Directors based on the quality and nature of the Executive's services and the performance of the Company during such year.

ARTICLE IV
Reimbursement and Employment Benefits

4.01 Health and Other Medical. Executive shall be eligible to participate in all health, medical, dental, and life insurance employee benefits as are available from time to time to other key executive employees (and their families) of the Company, including a Life Insurance Plan, Medical and Dental Insurance Plan, and a Long Term Disability Plan (the "Plans").

4.02 Vacation. Executive shall be entitled to four (4) weeks of vacation, to be taken in such amounts and at such times as shall be mutually convenient for Executive and the Company. Any time not taken by Executive in one year shall be forfeited and not carried forward to subsequent years. Executive shall not be entitled to be reimbursed for any unused vacation or personal time, except as may be required under law.

4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Eight Thousand Four Hundred Dollars ($8,400) per annum.

4.04 Reimbursable Expenses. The Company shall in accordance with its standard policies in effect from time to time reimburse Executive for all reasonable out-of-pocket expenses actually incurred by him in the conduct of the business of the Company provided that Executive submits all substantiation of such expenses to the Company on a timely basis in accordance with such standard policies.

4.05 Savings Plan. Executive will be eligible to enroll and participate, and be immediately vested in, all Company savings and retirement plans, including any 401(k) plans, as are available from time to time to other key executive employees.

ARTICLE V
Termination

5.01 General Provisions. Except as otherwise provided in this Article V, at such time as Executive's employment is terminated by the Executive or the Company, any and all of the Company's obligations under this Agreement shall terminate, other than the Company's obligation to pay Executive, within thirty (30) days of Executive's termination of employment, the full amount of any unpaid Base and accrued but unpaid benefits, including any vacation pay, earned by Executive pursuant to this Agreement through and including the date of termination and to observe the terms and conditions of any plan or benefit arrangement which, by its terms, survives such termination of Executive's employment. The payments to be made under this Section 5.01 shall be made to Executive, or in the event of Executive's death, to such beneficiary as Executive may designate in writing to the Company for that purpose, or if Executive has not so designated, then to the spouse of Executive, or if none is surviving, then to the personal representative of the estate of Executive. Notwithstanding the foregoing, termination of employment shall not affect the obligations of Executive under Article VI hereof that, pursuant to the express provisions of this Agreement, continue in full force and effect. Upon termination of employment with the Company for any reason, Executive shall promptly deliver to the Company all Company property including without limitation all writings, records, data, memoranda, contracts, orders, sales literature, price lists, client lists, data processing materials, and other documents, whether or not obtained from the Company or any Affiliate, which pertain to or were used by Executive in connection with his employment by the Company or which pertain to any Affiliate, including, but not limited to, Confidential Information, as well as any automobiles, computers or other furniture, fixtures or equipment which were purchased by the Company for Executive or otherwise in Executive's possession or control.

5.02 Automatic Termination. This Agreement shall be automatically terminated upon the first to occur of the following (a) the expiration of this Agreement in accordance with Section

1.01 hereof, (b) the Company's termination pursuant to section 5.03, (c) the Executive's termination pursuant to section 5.04 or (d) the Executive's death.

5.03 By the Company. This Agreement may be terminated by the Company upon written notice to the Executive upon the first to occur of the following:

(a) Disability. Upon the Executive's Disability (as defined herein). The term "Disability" shall mean, in the sole determination of the Company's Board, whose determination shall be final and binding, the reasonable likelihood that the Executive will be unable to perform his duties and responsibilities to the Company by reason of a physical or mental disability or infirmity for either: (i) a continuous period of four months; or (ii) 180 days during any consecutive twelve (12) month period.

(b) Cause. Upon the Executive's commission of Cause (as defined herein). The term "Cause" shall mean the following:

(i) Any violation by Executive of any material provision of this Agreement (including without limitation any violation of any provision of Sections 6.01, 6.02 or 6.03 hereof any and all of which are material in all respects), upon notice of same by the Company describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(i), which breach, if capable of being cured, has not been cured to the Company's sole and absolute satisfaction within 30 days after such notice (except for breaches of any provisions of sections 6.01, 6.02 or 6.03 which are not subject to cure or any notice);

(ii) Embezzlement by Executive of funds or property of the Company;

(iii) Habitual absenteeism, bad faith, fraud, refusal to perform his duties, gross negligence or willful misconduct on the part of Executive in the performance of his duties as an employee of the Company, provided that the Company has given written notice of and an opportunity of not less than 30 days to cure such breach, which notice describes in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(iii), provided that no such notice or opportunity needs to be given if (x) in the judgment of the Company's Board of Directors, such conduct is habitual or would unnecessarily or unreasonably expose the Company to undue risk or harm or (y) one previous notice had already been given under this section or under section (i) above; or

(iv) a felonious act, conviction, or plea of nolo contendere of Executive under the laws of the United States or any state (except for any conviction or plea based on a vicarious liability theory and not the actual conduct of the Executive).

5.04 By the Executive. This Agreement may be terminated by the Executive upon written notice to the Company upon the first to occur of the following:

(a) Change in Control. Within six (6) months after a "Change in Control" (as defined herein) of the Company (unless Executive is not offered a position in the buying or succeeding owner with equal or better economic terms as this Agreement). The term "Change in Control"

shall be deemed to have occurred at such time as (i) any person or entity (or person or entities which are affiliated or acting as a group or otherwise in concert) is or becomes the beneficial owner, directly or indirectly, of securities representing 50% or more of the combined voting power for election of directors of the then outstanding securities of the Company (other than stockholders which own greater than fifty percent (50%) of the stock of the Company as of the effective date of this Agreement); (ii) the shareholders of the Company approve any merger or consolidation as a result of which its membership interests shall be changed, converted, or exchanged (other than a merger with a wholly-owned subsidiary of the Company) or any liquidation of the Company or any sale or other disposition of all or substantially all of the assets or earning power of the Company; or (iii) the shareholders of the Company approve any merger or consolidation to which the Company is a party as a result of which the persons who were members of the Company immediately before the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power for election of directors or the equivalent of the surviving corporation following the effective date of such merger or consolidation; provided, however, that no Change in Control shall be deemed to have occurred as a result of the sale or transfer of membership interests of the Company to an employee benefit plan sponsored by the Company or an affiliate thereof or if the new employer offers to employ the Executive on substantially the same terms and conditions as set forth in this Agreement (except that the Base shall not be reduced below the then-existing Base).

(b) Constructive Termination. Upon the occurrence of a "Constructive Termination" (as defined herein) by the Company. The term "Constructive Termination" shall mean any of the following: any breach by the Company of any material provision of this Agreement, including, without limitation, the assignment to the Executive of duties inconsistent with his position specified in Section 2.01 hereof or any breach by the Company of such Section, which is not cured within 60 days after written notice of same by Executive, describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.04.

(c) Voluntary Termination. Executive's resignation for reasons other than as specified in Section 5.04(a) and (b).

5.05 Consequences of Termination. Upon any termination of Executive's employment with the Company, except for a termination by the Company for Cause as provided in Section 5.03(b) hereof or for a termination by the Executive pursuant to Section 5.04(c) hereof, the Executive shall be entitled to (a) a payment equal to the lesser of (i) two (2) months' or (ii) the length of the remaining term hereof worth of the then-existing Base (the "Severance") and (b) retain the benefits set forth in Article IV for the lesser of (x) two (2) months or (y) the length of the remaining term hereof. The Severance shall be paid, at Company's option, either (x) in a lump sum upon termination with such payments discounted by the U.S. Treasury rate most closely comparable to the applicable time period left in the Agreement or (y) as and when normal payroll payments are made. Executive expressly acknowledges and agrees that the payment of Severance to Executive hereunder shall be liquidated damages for and in full satisfaction of any and all claims Executive may have relating to or arising out of Executive's employment or termination of Executive's employment by the Company or relating to or arising out of this Agreement and the termination thereof, including, without limitation, those causes of action arising under the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §621

et seq., Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §2000e *et seq.,* the Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §12101 *et seq.*, the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. §201 *et seq.,* the Civil Rights Act of April 9, 1866.1 42 U.S.C. §1981 *et seq.,* the National Labor Management Relations Act, 29 U.S.C. §141 *et seq.,* the Occupational Safety and Health Act, 29 U.S.C. §651 *et seq.,* and the Family Medical Leave Act of 1993, 29 U.S.C. §2601 *et seq.* Notwithstanding the foregoing, Executive's right to receive Severance Pay is contingent upon Executive not violating any of his on-going obligations under this Agreement.

5.06 Representations. Executive represents, warrants, and covenants to Company that (a) there is no other agreement or relationship which is binding on him which prevents him from entering into or fully performing under the terms hereof and (b) the Company may contact any past, present, or future entity with whom he has a business relationship and inform such entity of the existence of this Agreement and the terms and conditions set forth herein.

ARTICLE VI
Covenants

6.01 Competition/Solicitation. (a) During the period in which Executive performs services for the Company and for a period of three (3) years after termination of Executive's employment with the Company, regardless of the reason, Executive hereby covenants and agrees that he shall not, directly or indirectly, except in connection with his duties hereunder or otherwise for the sole account and benefit of the Company, whether as a sole proprietor, partner, member, shareholder, employee, director, officer, guarantor, consultant, independent contractor, or in any other capacity as principal or agent, or through any person, subsidiary, affiliate, or employee acting as nominee or agent, except with the consent of the Company:

(i) Conduct or engage in, or be interested in or associated with, any person or entity anywhere in North America (plus any such additional geographical markets to which the Company may have expanded during the course of Executive 's employment) other than the Company and its affiliates which conducts or engages in the Business (plus any such additional product or service markets to which the Company may have expanded during the course of Executive 's employment);

(ii) Solicit, attempt to solicit, or accept business from, or cause to be solicited or have business accepted from, any then-current customers of Company, any persons or entities who were customers of the Company within the 180 days preceding the Termination Date, or any prospective customers of the Company for whom bids were being prepared or had been submitted as of the Termination Date; or

(iii) Induce, or attempt to induce, hire or attempt to hire, or cause to be induced or hired, any employee of the Company, or persons who were employees of the Company within the 180 days preceding the Termination Date, to leave or terminate his or her employment with the Company, or hire or engage as an independent contractor any such employee of the Company.

(b) Notwithstanding the foregoing, Executive shall not be prevented from (i) investing in or owning up to five percent (5%) of the outstanding stock of any corporation engaged in any business provided that such shares are regularly traded on a national securities exchange or in any over-the-counter market or (ii) retaining any shares of stock in any corporation which Executive owned before the date of his employment with the Company.

6.02 Confidential Information. Executive acknowledges that in his employment he is or will be making use of, acquiring, or adding to the Company's confidential information which includes, but is not limited to, memoranda and other materials or records of a proprietary nature; technical information regarding the operations of the Company; and records and policy matters relating to finance, personnel, market research, strategic planning, current and potential customers, lease arrangements, service contracts, management, and operations. Therefore, to protect the Company's confidential information and to protect other employees who depend on the Company for regular employment, Executive agrees that he will not in any way use any of said confidential information except in connection with his employment by the Company, and except in connection with the business of the Company he will not copy, reproduce, or take with him the original or any copies of said confidential information and will not directly or indirectly divulge any of said confidential information to anyone without the prior written consent of the Company.

6.03 Inventions. All discoveries, designs, improvements, ideas, and inventions, whether patentable or not, relating to (or suggested by or resulting from) products, services, or other technology of the Company or any Affiliate or relating to (or suggested by or resulting from) methods or processes used or usable in connection with the business of the Company or any Affiliate that may be conceived, developed, or made by Executive during employment with the Company (hereinafter "Inventions"), either solely or jointly with others, shall automatically become the sole property of the Company or an Affiliate. Executive shall immediately disclose to the Company all such Inventions and shall, without additional compensation, execute all assignments and other documents deemed necessary to perfect the property rights of the Company or any Affiliate therein. These obligations shall continue beyond the termination of Executive's employment with respect to Inventions conceived, developed, or made by Executive during employment with the Company. The provisions of this Section 6 shall not apply to any Invention for which no equipment, supplies, facility, or trade secret information of the Company or any Affiliate is used by Executive and which is developed entirely on Executive's own time, unless (a) such Invention relates (i) to the business of the Company or an Affiliate or (ii) to the actual or demonstrably anticipated research or development of the Company or an Affiliate, or (b) such Invention results from work performed by Executive for the Company.

6.04 Non-Disparagement. For a period commencing on the date hereof and continuing indefinitely, Executive hereby covenants and agrees that he shall not, directly or indirectly, defame, disparage, create false impressions, or otherwise put in a false or bad light the Company, its products or services, its business, reputation, conduct, practices, past or present employees, financial condition or otherwise.

6.05 Blue Penciling. If at the time of enforcement of any provision of this Agreement, a court shall hold that the duration, scope, or area restriction of any provision hereof is

unreasonable under circumstances now or then existing, the parties hereto agree that the maximum duration, scope or area reasonable under the circumstances shall be substituted by the court for the stated duration, scope, or area.

6.06 Remedies. Executive acknowledges that any breach by him of the provisions of this Article VI of this Agreement shall cause irreparable harm to the Company and that a remedy at law for any breach or attempted breach of Article VI of this Agreement will be inadequate, and agrees that the Company shall be entitled to exercise all remedies available to it, including specific performance and injunctive and other equitable relief, without the necessity of posting any bond, in the case of any such breach or attempted breach.

ARTICLE VII
Assignment

7.01 This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and shall relieve the Company of its obligations hereunder if the assignment is pursuant to a Change in Control. Neither this Agreement nor any rights hereunder shall be assignable by Executive and any such purported assignment by him shall be void.

ARTICLE VIII
Entire Agreement

This Agreement constitutes the entire understanding between the Company and Executive concerning his employment by the Company or subsidiaries and supersedes any and all previous agreements between Executive and the Company or any of its affiliates or subsidiaries concerning such employment, and/or any compensation, bonuses or incentives. Each party hereto shall pay its own costs and expenses (including legal fees) except as otherwise expressly provided herein incurred in connection with the preparation, negotiation, and execution of this Agreement. This Agreement may not be changed orally, but only in a written instrument signed by both parties hereto.

ARTICLE IX
Applicable Law; Miscellaneous

9.01 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. All actions brought to interpret or enforce this Agreement shall be brought in federal or state courts located in Nevada.

9.02 Attorneys' Fees. In addition to all other rights and benefits under this Agreement, each party agrees to reimburse the other for, and indemnify and hold harmless such party against, all costs and expenses (including attorney's fees) incurred by such party (whether or not during the term of this Agreement or otherwise), if and to the extent that such party prevails on or is otherwise successful on the merits with respect to any action, claim or dispute relating in any manner to this Agreement or to any termination of this Agreement or in seeking to obtain or enforce any right or benefit provided by or claimed under this Agreement, taking into account the relative fault of each of the parties and any other relevant considerations.

9.03 Indemnification of Executive. The Company shall indemnify and hold harmless Executive to the full extent authorized or permitted by law with respect to any claim, liability, action, or proceeding instituted or threatened against or incurred by Executive or his legal representatives and arising in connection with Executive's conduct or position at any time as a director, officer, employee, or agent of the Company or any subsidiary thereof. The Company shall not change, modify, alter, or in any way limit the existing indemnification and reimbursement provisions relating to and for the benefit of its directors and officers without the prior written consent of the Executive, including any modification or limitation of any directors and officers liability insurance policy.

9.04 Waiver. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a continuing waiver or a waiver of any similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party hereto which are not set forth expressly in this Agreement.

9.05 Unenforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

9.06 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

9.07 Section Headings. The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ENTERTAINMENT ARTS RESEARCH, INC.

By: ______________________________

Name: Joseph Saulter
Its: CEO

____
Jonathan Eubanks ("Executive")

STATE OF NEVADA

ROSS MILLER
Secretary of State


THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

August 4, 2009

Job Number: C20090804-0253
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	**Description**	**Number of Pages**
20090594143-97	Amendment	6 Pages/1 Copies


THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA

Respectfully,

ROSS MILLER
Secretary of State

Certified By: Greg Devaul
Certificate Number: C20090804-0253
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

Filed in the office of	Document Number 20090594143-97
Ross Miller, Secretary of State, State of Nevada	Filing Date and Time 08/04/2009 8:29 AM
	Entity Number C6626-1999

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Entertainment Arts Research, Inc

2. The articles have been amended as follows: (provide article numbers, if available)

FOURTH:

Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is one hundred twenty five million (125,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.00001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred million (100,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is twenty-five million (25,000,000) shares.

See attached.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: majority

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
(after issuance of stock)

ENTERTAINMENT ARTS RESEARCH, INC.
A NEVADA CORPORATION

We, the undersigned President and Secretary of Entertainment Arts Research, Inc. (the "Corporation"), a Nevada corporation, do certify:

That the shareholders of the Corporation, pursuant to a written consent without a meeting under NRS 78.320 dated July 31, 2009, adopted a resolution to amend the articles of incorporation, as follows:

Article VI shall be amended to read as follows:

FOURTH:

Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is one hundred twenty five million (125,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.00001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred million (100,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is twenty-five million (25,000,000) shares.

The following is a description of the different classes and a statement of the relative rights of the holders of the Common Stock and the Preferred Stock.

Section 2. Common Stock

Common Stock Series A

There shall at all times be at least one series of Common Stock which shall have unlimited voting rights. All Common Stock issued and outstanding as of the date of this Amendment shall be designated for purposes of identification as Common Stock Series A.

Additional Series of Common Stock

(a) Designation. The Board of Directors of the Corporation is authorized at any time and from time to time to provide for the issuance of shares of Common Stock of the Corporation in one or more additional series with such voting power, super, full or limited, or without voting powers, and with such designations, preferences and relative, participating optional or other special rights, and qualifications, limitations or restrictions thereof as are stated and expressed in these Articles of Incorporation, and, to the extent not so stated or expressed, as may be stated and expressed in a resolution or resolutions establishing such series and providing for the issuance thereof adopted by the Board of Directors pursuant to the authority to do so which is hereby expressly vested in it, including, without limiting the generality of the foregoing, the following:

1. the designation and number of shares of each such series;

2. the dividend rate of each such series, the conditions and dates upon which such dividends shall be payable, the preference or relation of such dividends to dividends payable on any other class or classes of capital stock of the Corporation, and whether such dividends shall be cumulative or non-cumulative;

3. whether the shares of each such series shall be subject to redemption by the Corporation, and, if made subject to such redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption;

4. the terms and amount of any sinking or similar fund provided for the purchase or redemption of the shares of each such series;

5. whether the shares of each such series shall be convertible into or exchangeable for shares of capital stock or other securities of the Corporation or of any other corporation, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

6. the extent, if any, to which the holders of the shares of any series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

7. the restrictions and conditions, if any, upon the issue or release of any additional Common Stock ranking on a parity with or prior to such shares as to dividends or upon dissolution;

8. the rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, the Corporation, which rights may be different in the case of voluntary dissolution than the case of involuntary dissolution;

9. whether the shares of the Common Stock Series A stock shall be convertible into or exchangeable for the shares of any such other series of Common Stock and, if provision be made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange; and

10. any other relative rights, preferences or limitations of shares of such series consistent with this Article VI and applicable law.

The powers, preferences and relative, participating, optional and other special rights of each series of Common Stock of the Corporation, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of Common Stock of the Corporation shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative. Except as may otherwise be required by law or those Articles of

Incorporation, the terms of any series of Common Stock may be amended without consent of the holders of any other series of Common Stock or of any class of Preferred Stock of the Corporation.

(b) Certificate. Before the Corporation shall issue any shares of Common Stock of any series aside from Common Stock Series A, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Common Stock of such series, and the number of shares of Common Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the Nevada Revised Statutes ("NRS").

Section 3. Preferred Stock

(a) Designation. The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) Certificate. Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the NRS.

Section 4. Provisions Applicable to All Classes

Liquidation Rights

In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of each series of Preferred Stock shall be entitled to receive, out of the net assets of the Corporation, an amount for each share equal to the amount fixed and determined in accordance with the respective rights and priorities established by the Board of Directors in any resolution or resolutions providing for the issuance of any particular series of Preferred Stock before any of the assets of the Corporation shall be distributed or paid over to holders of any series of Common Stock. After payment in full of said amounts to the holders of Preferred Stock of all series, holders of Common Stock shall be entitled to share in the remaining net assets of the Corporation, in such amount for each share equal to the amount fixed and determined in accordance with the respective rights and priorities of any particular Series of Common Stock established by the Board of Directors in any resolution or resolutions providing for the issuance of any particular series of Common Stock with the balance, if any, distributed on a per share pro-rata basis to the holders of the Common Stock Series A. A merger or consolidation of the Corporation with or into any other corporation or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this paragraph.

Pre-emptive Rights

No stockholder of the Corporation shall, by reason of his holding any shares of any class of the Corporation, have any pre-emptive or preferential right to acquire or subscribe for any treasury or unissued shares of any class of the Corporation now or hereafter to be authorized, or any notes, debentures, bonds, or other securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of the Corporation now or hereafter to be authorized, whether or not the issuance of any such shares, or such notes, debentures, bonds or other securities, would adversely affect the dividends or voting rights of such stockholder, and the Board of Directors of the Corporation may issue shares of any class of this Corporation, or any notes, debentures, bonds or other securities convertible into or carrying rights, options or warrants to subscribe for or acquire shares of any class of the Corporation, without offering any such shares of any class of the Corporation, either in whole or in part, to be existing stockholders of any class of the Corporation.

Consideration for Shares

The Common Stock or Preferred Stock shall be issued for such consideration as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the 'Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable. The Articles shall not be amended in this particular.

Stock Rights and Options

The Board of Directors of the Corporation shall have the power to create and issue rights, warrants or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes upon such terms and conditions and at such times and places as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive."

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 72,902,960 of Common Stock Series A. The foregoing amendment has been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

Dated: 31st day of July 2009



Secretary of the Board



Joseph Sauter, CEO

STATE OF NEVADA


THE GREAT SEAL OF THE STATE OF
NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

August 26, 2009

Job Number: C20090826-2278
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20090642319-46	Certificate of Designation	3 Pages/1 Copies


THE GREAT SEAL OF THE STATE OF
NEVADA

Respectfully,

ROSS MILLER
Secretary of State

Certified By: Stacey Roter
Certificate Number: C20090826-2278
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov



Filed in the office of	Document Number 20090642319-46
Ross Miller Secretary of State State of Nevada	Filing Date and Time 08/26/2009 2:18 PM
	Entity Number C6626-1999

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Entertainment Arts Research, Inc

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The following is a statement of the powers, designations, preferences, limitations, restrictions and relative rights of a series of common stock of Entertainment Arts Research, Inc., a Nevada corporation (the "Corporation"), as authorized and ratified on August 4, 2009, by the board of directors of the Corporation (the "Board"), for the purposes of confirming a series of the Corporation's authorized common stock, $.00001 par value per share ("Common Stock"), designated as Common Stock Series B, and identifying the relative rights and preferences thereof:

1. Designation and Number. A series of Common Stock is hereby designated as "Common Stock Series B." The number of authorized shares of the Common Stock Series B is Five Million (5,000,000).

See Attached.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)



Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION
OF
COMMON STOCK SERIES B
OF
ENTERTAINMENT ARTS RESEARCH, INC.

(Pursuant to NRS 78.1955)

The following is a statement of the powers, designations, preferences, limitations, restrictions and relative rights of a series of common stock of Entertainment Arts Research, Inc., a Nevada corporation (the "Corporation"), as authorized and ratified on August 4, 2009, by the board of directors of the Corporation (the "Board"), for the purposes of confirming a series of the Corporation's authorized common stock, $.00001 par value per share ("Common Stock"), designated as Common Stock Series B, and identifying the relative rights and preferences thereof:

1. Designation and Number. A series of Common Stock is hereby designated as "Common Stock Series B." The number of authorized shares of the Common Stock Series B is Five Million (5,000,000).

2. Maturity. The Common Stock Series B has no stated maturity and will not be subject to any sinking fund or mandatory redemption. All Common Stock Series B when issued are fully paid and non-assessable.

3. Rank. The Common Stock Series B will, with respect to rights upon liquidation, dissolution or winding up of the Corporation, rank: (1) senior to any equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank junior to the Common Stock Series B with respect to a dividend or rights upon liquidation, dissolution or winding up of the Corporation (all junior ranking classes or series of capital stock being referred to herein collectively as "Junior Stock"); (2) at parity with the Corporation's Common Stock Series A and all equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank at parity with the Common Stock Series B with respect to rights upon liquidation, dissolution or winding up of the Corporation; and (3) junior to all existing and future indebtedness of the Corporation, and the Corporation's Series A Preferred Stock.

4. Dividend Rights. Holders of the Corporation's Common Stock Series A and Common Stock Series B are entitled to receive dividends pro rata based on the number of shares held, when, and if declared by the Board, from funds legally available therefore.

5. Liquidation Preference. In the event of liquidation, dissolution or winding up of the affairs of the Corporation, all assets and funds of the Corporation remaining after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock, shall be distributed, pro rata, among the holders of the Corporation's Common Stock Series A and Common Stock Series B up to the amount paid for such shares before any distribution of assets is made to the holders of Junior Stock.

   5.1. Consolidation or Merger of the Corporation. The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation with or into the Corporation, or the sale, lease, exchange offer, tender offer or any other transfer, or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

5.2. No Further Rights. After payment of the full amount of the Liquidation Preference, the holders of Common Stock Series B will have no right or claim to any of the remaining assets of the Corporation.

6. Voting Rights. Holders of Common Stock Series B have the right to cast on hundred (100) votes for each share held of record on all matters submitted to a vote of holders of the Corporation's common stock, including the election of directors, and all other matters as required by law. There is no right to cumulative voting in the election of directors. The holders of the Common Stock Series B shall vote together with all other classes and series of common stock of the Corporation as a single class on all actions to be taken by the common stock holders of the Corporation expect to the extent that voting as a separate class or series is required by law.

7. Limitation of Rights. Holders of Common Stock Series B are not entitled to any pre-emptive, subscription or conversion rights.

8. Notice. Except as may otherwise be provided for herein, all notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt of such notice or four business days after the mailing of such notice, if sent by registered mail, with postage pre-paid, addressed: (1) if to the Corporation, to the attention of its corporate secretary or to an agent of the Corporation designated as permitted by the Corporation's Articles of Incorporation, as amended; (2) if to any holder of the Common Stock Series B, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of the Corporation's transfer agent); or (3) to such other address as the Corporation or holder, as the case may be, shall have designated by notice similarly given.

IN WITNESS WHEREOF, the undersigned have duly signed this Designation as of this 4th day of August, 2009.

ENTERTAINMENT ARTS RESEARCH, INC.

By: 

STATE OF NEVADA

ROSS MILLER
Secretary of State


THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

September 1, 2009

Job Number: C20090901-1003
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	**Description**	**Number of Pages**
20090657016-96	Certificate of Designation	3 Pages/1 Copies


THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA

Respectfully,

ROSS MILLER
Secretary of State

Certified By: Kamlesh Bhardwaj
Certificate Number: C20090901-1003
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Designation

(PURSUANT TO NRS 78.1955)

Filed in the office of	Document Number 20090657016-96
Ross Miller Secretary of State State of Nevada	Filing Date and Time 09/01/2009 11:30 AM
	Entity Number C6626-1999

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Entertainment Arts Research, Inc

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The following is a statement of the powers, designations, preferences, limitations, restrictions and relative rights of a series of preferred stock of Entertainment Arts Research, Inc., a Nevada corporation (the "Corporation"), as authorized and ratified on August 27, 2009, by the board of directors of the Corporation (the "Board"), for the purposes of confirming a series of the Corporation's authorized preferred stock, $.00001 par value per share ("Preferred Stock"), designated as Series A Preferred Stock, and identifying the relative rights and preferences thereof:
1. Designation and Number. A series of Preferred Stock is hereby designated as Series A Preferred Stock (the "Series A Preferred Stock"). The number of authorized shares of the Series A Preferred Stock is Twenty Five Million (25,000,000).

See Attached.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION
OF
SERIES A PREFERRED STOCK
OF
ENTERTAINMENT ARTS RESEARCH, INC.

(Pursuant to NRS 78.1955)

The following is a statement of the powers, designations, preferences, limitations, restrictions and relative rights of a series of preferred stock of Entertainment Arts Research, Inc., a Nevada corporation (the "Corporation"), as authorized and ratified on August 27, 2009, by the board of directors of the Corporation (the "Board"), for the purposes of confirming a series of the Corporation's authorized preferred stock, $.00001 par value per share ("Preferred Stock"), designated as Series A Preferred Stock, and identifying the relative rights and preferences thereof:

1. Designation and Number. A series of Preferred Stock is hereby designated as Series A Preferred Stock (the "Series A Preferred Stock"). The number of authorized shares of the Series A Preferred Stock is Twenty Five Million (25,000,000).

2. Maturity. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund.

3. Rank. The Series A Preferred Stock will, with respect to rights upon liquidation, dissolution or winding up of the Corporation, rank: (1) senior to all classes or series of the Corporation's common stock and to any equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank junior to the Series A Preferred Stock with respect to rights upon liquidation, dissolution or winding up of the Corporation (the Corporation's common stock and all other junior ranking classes or series of capital stock being referred to herein collectively as "Junior Stock"); (2) at parity with all equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank at parity with the Series A Preferred Stock with respect to rights upon liquidation, dissolution or winding up of the Corporation; and (3) junior to all existing and future indebtedness of the Corporation.

4. Dividend Rights. The Series A Preferred Stock carries no dividend rights.

5. Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of Series A Preferred Stock are entitled to be paid $1.00 per share of Series A Preferred Stock out of the assets of the Corporation legally available for distribution to its stockholders before any distribution of assets is made to holders of Junior Stock.

    5.1. Consolidation or Merger of the Corporation. The consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation with or into the Corporation, or the sale, lease, exchange offer, tender offer or any other transfer, or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

    5.2. No Further Rights. After payment of the full amount of the Liquidation Preference, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

6. Redemption. At any time after a series of the Corporation's common stock trades on the Pink Sheets, OTCBB, NASDAQ, the New York Stock Exchange or the American Stock Exchange at a continuous price in excess of $10.00 per share for a period of ten trading days, the Corporation has the option of redeeming each share of Series A Preferred Stock in exchange for one share of common stock at any time. In the event shares of the Series A Preferred Stock are converted into common stock, the procedures set forth in Section 8.1 of this Certificate of Designation shall apply.

7. Voting Rights. Holders of Series A Preferred Stock are not entitled to voting rights by virtue of their ownership in the Series A Preferred Stock unless and until the Series A Preferred Stock are converted into the Corporation's common stock.

8. Conversion. At the election of the holders of the Series A Preferred Stock, each share of Series A Preferred Stock is convertible at any time into Common Stock at a rate of one share of Common Stock for one share of Series A Preferred Stock (the "Conversion Rate").

8.1. Mechanics of Conversion. Before any holder of Series A Preferred Stock shall be entitled to convert the same into shares of common stock, such holder shall surrender the certificate or certificates thereof, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice to the Corporation at such office that it elects to convert the same and shall state therein the number of shares to be converted and the name or names in which it wishes the certificate or certificates for shares of common stock to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder a certificate or certificates for the number of shares of common stock to which such holder shall be entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of common stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of common stock on such date.

9. Notice. Except as may otherwise be provided for herein, all notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt of such notice or four business days after the mailing of such notice, if sent by registered mail, with postage pre-paid, addressed: (1) if to the Corporation, to the attention of its corporate secretary or to an agent of the Corporation designated as permitted by the Corporation's Articles of Incorporation, as amended; (2) if to any holder of the Series A Preferred Stock, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of the Corporation's transfer agent); or (3) to such other address as the Corporation or holder, as the case may be, shall have designated by notice similarly given.

IN WITNESS WHEREOF, the undersigned have duly signed this Designation as of this __ day of August, 2009.

ENTERTAINMENT ARTS RESEARCH, INC.

By: 
Joseph Saulter

EXHIBIT 10.2

EMPLOYMENT AGREEMENT AND
FIRST AMENDMENT
David Hostelley

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

This First Amendment (this "Amendment") to that certain Employment Agreement (the "Agreement"), dated as of August 3, 2009, by and between ENTERTAINMENT ARTS RESEARCH, INC. (the "Company"), a Nevada corporation, and DAVID F. HOSTELLEY ("Executive"), is made effective as of this 15th day of January 2010 (the "Amendment Effective Date").

RECITALS

WHEREAS, the Parties have entered into the Agreement setting forth the terms and conditions applicable to the employment of Executive;

WHEREAS, the Parties desire to amend the Agreement based on the terms and conditions set forth in this Amendment;

NOW, THEREFORE, in consideration of the foregoing and of the promises, agreements, representations, warranties, and covenants herein contained, and intended to continue to be bound to the Agreement, as amended by this Amendment, the Parties hereby agree as follows:

- Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Agreement.

- Article I Term of Employment, Section 1.01 shall be replaced in its entirety with the following language:

"1.01 Subject to the provisions of Article V, and upon the terms and subject to the conditions set forth in this Agreement, the Company will employ Executive for the period beginning on the date first written above (the "Commencement Date") and ending on December 31, 2015 (the "Initial Term"). The Initial Term shall be automatically renewed for up to two (2) successive consecutive one (1) year periods (each, a "Renewal Term" and the Initial Term and Renewal Term are collectively referred to as the "term of employment") thereafter unless either party sends notice to the other party, not more than 270 days and not less than 90 days before the end of the then-existing term of employment, of such party's desire to terminate the Agreement at the end of the then-existing term, in which case this Agreement will terminate at the end of the then-existing term. The parties understand and acknowledge that if Executive remains employed by the Company after the end of the last Renewal Term, then such employment shall be "at-will" unless this Agreement is extended, or different terms are established, by the parties in writing."

- Article III Base Compensation, Section 3.01 shall be replaced in its entirety with the following language:

"3.01 The Company will compensate Executive for the duties performed by him hereunder by payment of a base salary at the rate of One Hundred and Fifty Thousand Dollars ($150,000.00) per annum (the "Base"), payable in equal semi-monthly installments, subject to customary withholding for federal, state, and local taxes and other normal and customary withholding items. Commencing on April 1, 2010, the Base shall be increased to the rate of Two Hundred and Twenty Five Thousand Dollars ($225,000.00) per annum."

- Article IV Reimbursement and Employment Benefits, Section 4.03 shall be replaced in its entirety with the following language:

"4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Six Thousand Dollars ($6,000) per annum. Commencing on April 1, 2010, the car allowance shall be increased to Nine Thousand ($9,000) per annum."

- Article IV Reimbursement and Employment Benefits, Section 4.06 shall be added to the Agreement and contain the following language:

"4.06 Change of Control. In the event of a Change in Control, as defined in Section 5.04 below, Executive shall be entitled to a bonus in the amount of $50,000,000.00."

- Article IV Reimbursement and Employment Benefits, Section 4.07 shall be added to the Agreement and contain the following language:

"4.07 Medical Reimbursements. Executive shall be entitled to monthly medical reimbursements with an annual maximum of $25,000, effective January 1, 2010."

- All other terms and conditions under the Agreement not otherwise amended, modified or affected by this Amendment shall continue to be in effect and bind the Parties. The Agreement or this Amendment may only be modified with prior written agreement from both Parties.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the last date written below, effective as of the Amendment Effective Date.

Entertainment Arts Research, Inc.	**"Executive"**
______________________________	David F. Hostelley
By: Joseph Saulter	David F. Hostelley
Title: CEO	
Date:____________________	Date ______________________

____
By: Jonathan Eubanks
Title: President

Date:____________________

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is made and entered into as of August 3, 2009 by and between ENTERTAINMENT ARTS RESEARCH, INC., a Nevada corporation (the "Company"), and DAVID F. HOSTELLEY ("Executive").

RECITALS

The Company owns and operates a business which manufactures and distributes video games (the "Business") to customers throughout North America (the "Territory"). The Company desires to employ Executive, and the Executive desires to accept such employment, on the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual promises set forth in this Agreement the parties hereto agree as follows:

ARTICLE I
Term of Employment

1.01 Subject to the provisions of Article V, and upon the terms and subject to the conditions set forth in this Agreement, the Company will employ Executive for the period beginning on the date first written above (the "Commencement Date") and ending on August 3, 2012 (the "Initial Term"). The Initial Term shall be automatically renewed for up to two (2) successive consecutive one (1) year periods (each, a "Renewal Term" and the Initial Term and Renewal Term are collectively referred to as the "term of employment") thereafter unless either party sends notice to the other party, not more than 270 days and not less than 90 days before the end of the then-existing term of employment, of such party's desire to terminate the Agreement at the end of the then-existing term, in which case this Agreement will terminate at the end of the then-existing term. The parties understand and acknowledge that if Executive remains employed by the Company after the end of the last Renewal Term, then such employment shall be "at-will" unless this Agreement is extended, or different terms are established, by the parties in writing.

ARTICLE II
Duties

2.01(a) During the term of employment, Executive will:

(i) Promote the interests, within the scope of his duties, of the Company and devote his full working time and efforts to the Company's business and affairs;

(ii) Serve as Chief Financial Officer of the Company, reporting directly to the CEO of the Company; and

(iii) Perform the duties and services consistent with the title and function of such office, including without limitation, those as specifically set forth from time to time by the Company's Board of Directors (the "Board").

(b) Notwithstanding anything contained in clause 2.01(a)(i) above to the contrary, nothing contained herein or under law shall be construed as preventing Executive from (i) investing Executive's personal assets in such form or manner as will not require any services on the part of Executive in the operation or the affairs of the companies in which such investments are made and in which his participation is solely that of a passive investor (provided that he, collectively with his family and affiliated interests (or persons constituting a "group" under the federal securities laws) will not exceed 5% of any company's voting securities); and (ii) engaging (not during normal business hours) in any other professional, civic, or philanthropic activities, provided that Executive's investments or engagement does not result in a violation of his covenants under this Section or Article VI hereof and are otherwise disclosed to and approved by the Board in its sole discretion.

ARTICLE III
Base Compensation

3.01 The Company will compensate Executive for the duties performed by him hereunder by payment of a base salary at the rate of One Hundred and Fifty Thousand Dollars ($150,000.00) per annum (the "Base"), payable in equal semi-monthly installments, subject to customary withholding for federal, state, and local taxes and other normal and customary withholding items.

3.02 Bonus. In addition to the Base, the Company (a) shall pay to the Executive a bonus (the "Non-Discretionary Bonus") each year (except pro rated for the first and last years of this Agreement), equal to ten percent (10%) of the then-existing Base, payable between August 1 and August 3 of the following year and (b) may pay to the Executive a bonus (the "Discretionary Bonus") (the Non-Discretionary Bonus and Discretionary Bonus are sometimes collectively referred to as the "Bonus") of any amounts deemed reasonable and appropriate by the Company's Board of Directors based on the quality and nature of the Executive's services and the performance of the Company during such year.

ARTICLE IV
Reimbursement and Employment Benefits

4.01 Health and Other Medical. Executive shall be eligible to participate in all health, medical, dental, and life insurance employee benefits as are available from time to time to other key executive employees (and their families) of the Company, including a Life Insurance Plan, Medical and Dental Insurance Plan, and a Long Term Disability Plan (the "Plans").

4.02 Vacation. Executive shall be entitled to four (4) weeks of vacation, to be taken in such amounts and at such times as shall be mutually convenient for Executive and the Company. Any time not taken by Executive in one year shall be forfeited and not carried forward to subsequent years. Executive shall not be entitled to be reimbursed for any unused vacation or personal time, except as may be required under law.

4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Six Thousand Dollars ($6,000) per annum.

4.04 Reimbursable Expenses. The Company shall in accordance with its standard policies in effect from time to time reimburse Executive for all reasonable out-of-pocket expenses actually incurred by him in the conduct of the business of the Company provided that Executive submits all substantiation of such expenses to the Company on a timely basis in accordance with such standard policies.

4.05 Savings Plan. Executive will be eligible to enroll and participate, and be immediately vested in, all Company savings and retirement plans, including any 401(k) plans, as are available from time to time to other key executive employees.

ARTICLE V
Termination

5.01 General Provisions. Except as otherwise provided in this Article V, at such time as Executive's employment is terminated by the Executive or the Company, any and all of the Company's obligations under this Agreement shall terminate, other than the Company's obligation to pay Executive, within thirty (30) days of Executive's termination of employment, the full amount of any unpaid Base and accrued but unpaid benefits, including any vacation pay, earned by Executive pursuant to this Agreement through and including the date of termination and to observe the terms and conditions of any plan or benefit arrangement which, by its terms, survives such termination of Executive's employment. The payments to be made under this Section 5.01 shall be made to Executive, or in the event of Executive's death, to such beneficiary as Executive may designate in writing to the Company for that purpose, or if Executive has not so designated, then to the spouse of Executive, or if none is surviving, then to the personal representative of the estate of Executive. Notwithstanding the foregoing, termination of employment shall not affect the obligations of Executive under Article VI hereof that, pursuant to the express provisions of this Agreement, continue in full force and effect. Upon termination of employment with the Company for any reason, Executive shall promptly deliver to the Company all Company property including without limitation all writings, records, data, memoranda, contracts, orders, sales literature, price lists, client lists, data processing materials, and other documents, whether or not obtained from the Company or any Affiliate, which pertain to or were used by Executive in connection with his employment by the Company or which pertain to any Affiliate, including, but not limited to, Confidential Information, as well as any automobiles, computers or other furniture, fixtures or equipment which were purchased by the Company for Executive or otherwise in Executive's possession or control.

5.02 Automatic Termination. This Agreement shall be automatically terminated upon the first to occur of the following (a) the expiration of this Agreement in accordance with Section 1.01 hereof, (b) the Company's termination pursuant to section 5.03, (c) the Executive's termination pursuant to section 5.04 or (d) the Executive's death.

5.03 By the Company. This Agreement may be terminated by the Company upon written notice to the Executive upon the first to occur of the following:

(a) Disability. Upon the Executive's Disability (as defined herein). The term "Disability" shall mean, in the sole determination of the Company's Board, whose determination shall be final and binding, the reasonable likelihood that the Executive will be unable to perform his duties and responsibilities to the Company by reason of a physical or mental disability or infirmity for either: (i) a continuous period of four months; or (ii) 180 days during any consecutive twelve (12) month period.

(b) Cause. Upon the Executive's commission of Cause (as defined herein). The term "Cause" shall mean the following:

(i) Any violation by Executive of any material provision of this Agreement (including without limitation any violation of any provision of Sections 6.01, 6.02 or 6.03 hereof any and all of which are material in all respects), upon notice of same by the Company describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(i), which breach, if capable of being cured, has not been cured to the Company's sole and absolute satisfaction within 30 days after such notice (except for breaches of any provisions of sections 6.01, 6.02 or 6.03 which are not subject to cure or any notice);

(ii) Embezzlement by Executive of funds or property of the Company;

(iii) Habitual absenteeism, bad faith, fraud, refusal to perform his duties, gross negligence or willful misconduct on the part of Executive in the performance of his duties as an employee of the Company, provided that the Company has given written notice of and an opportunity of not less than 30 days to cure such breach, which notice describes in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(iii), provided that no such notice or opportunity needs to be given if (x) in the judgment of the Company's Board of Directors, such conduct is habitual or would unnecessarily or unreasonably expose the Company to undue risk or harm or (y) one previous notice had already been given under this section or under section (i) above; or

(iv) a felonious act, conviction, or plea of nolo contendere of Executive under the laws of the United States or any state (except for any conviction or plea based on a vicarious liability theory and not the actual conduct of the Executive).

5.04 By the Executive. This Agreement may be terminated by the Executive upon written notice to the Company upon the first to occur of the following:

(a) Change in Control. Within six (6) months after a "Change in Control" (as defined herein) of the Company (unless Executive is not offered a position in the buying or succeeding owner with equal or better economic terms as this Agreement). The term "Change in Control" shall be deemed to have occurred at such time as (i) any person or entity (or person or entities which are affiliated or acting as a group or otherwise in concert) is or becomes the beneficial owner, directly or indirectly, of securities representing 50% or more of the combined voting power for election of directors of the then outstanding securities of the Company (other than stockholders which own greater than fifty percent (50%) of the stock of the Company as of the effective date of this Agreement); (ii) the shareholders of the Company approve any merger or consolidation as a result of which its membership interests shall be changed, converted, or exchanged (other than a merger with a wholly-owned subsidiary of the Company) or any liquidation of the Company or any sale or other disposition of all or substantially all of the assets or earning power of the Company; or (iii) the shareholders of the Company approve any merger or consolidation to which the Company is a party as a result of which the persons who were members of the Company immediately before the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power for election of directors or the equivalent of the surviving corporation following the effective date of such merger or consolidation; provided, however, that no Change in Control shall be deemed to have occurred as a result of the sale or transfer of membership interests of the Company to an employee benefit plan sponsored by the Company or an affiliate thereof or if the new employer offers to employ the Executive on substantially the same terms and conditions as set forth in this Agreement (except that the Base shall not be reduced below the then-existing Base).

(b) Constructive Termination. Upon the occurrence of a "Constructive Termination" (as defined herein) by the Company. The term "Constructive Termination" shall mean any of the following: any breach by the Company of any material provision of this Agreement, including, without limitation, the assignment to the Executive of duties inconsistent with his position specified in Section 2.01 hereof or any breach by the Company of such Section, which is not cured within 60 days after written notice of same by Executive, describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.04.

(c) Voluntary Termination. Executive's resignation for reasons other than as specified in Section 5.04(a) and (b).

5.05 Consequences of Termination. Upon any termination of Executive's employment with the Company, except for a termination by the Company for Cause as provided in Section 5.03(b) hereof or for a termination by the Executive pursuant to Section 5.04(c) hereof, the Executive shall be entitled to (a) a payment equal to the lesser of (i) two (2) months' or (ii) the length of the remaining term hereof worth of the then-existing Base (the "Severance") and (b) retain the benefits set forth in Article IV for the lesser of (x) two (2) months or (y) the length of the remaining term hereof. The Severance shall be paid, at Company's option, either (x) in a lump sum upon termination with such payments discounted by the U.S. Treasury rate most closely comparable to the applicable time period left in the Agreement or (y) as and when normal payroll payments are made. Executive expressly acknowledges and agrees that the payment of Severance to Executive hereunder shall be liquidated damages for and in full satisfaction of any and all claims Executive may have relating to or arising out of Executive's employment or termination of Executive's employment by the Company or relating to or arising out of this Agreement and the termination thereof, including, without limitation, those causes of action arising under the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §621 *et seq.,* Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §2000e *et seq.,* the Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §12101 *et seq.*, the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. §201 *et seq.,* the Civil Rights Act of April 9, 1866.1 42 U.S.C. §1981 *et seq.,* the National Labor Management Relations Act, 29 U.S.C. §141 *et seq.,* the Occupational Safety and Health Act, 29 U.S.C. §651 *et seq.,* and the Family Medical

Leave Act of 1993, 29 U.S.C. §2601 *et seq.* Notwithstanding the foregoing, Executive's right to receive Severance Pay is contingent upon Executive not violating any of his on-going obligations under this Agreement.

5.06 Representations. Executive represents, warrants, and covenants to Company that (a) there is no other agreement or relationship which is binding on him which prevents him from entering into or fully performing under the terms hereof and (b) the Company may contact any past, present, or future entity with whom he has a business relationship and inform such entity of the existence of this Agreement and the terms and conditions set forth herein.

ARTICLE VI
Covenants

6.01 Competition/Solicitation. (a) During the period in which Executive performs services for the Company and for a period of three (3) years after termination of Executive's employment with the Company, regardless of the reason, Executive hereby covenants and agrees that he shall not, directly or indirectly, except in connection with his duties hereunder or otherwise for the sole account and benefit of the Company, whether as a sole proprietor, partner, member, shareholder, employee, director, officer, guarantor, consultant, independent contractor, or in any other capacity as principal or agent, or through any person, subsidiary, affiliate, or employee acting as nominee or agent, except with the consent of the Company:

(i) Conduct or engage in, or be interested in or associated with, any person or entity anywhere in North America (plus any such additional geographical markets to which the Company may have expanded during the course of Executive 's employment) other than the Company and its affiliates which conducts or engages in the Business (plus any such additional product or service markets to which the Company may have expanded during the course of Executive 's employment);

(ii) Solicit, attempt to solicit, or accept business from, or cause to be solicited or have business accepted from, any then-current customers of Company, any persons or entities who were customers of the Company within the 180 days preceding the Termination Date, or any prospective customers of the Company for whom bids were being prepared or had been submitted as of the Termination Date; or

(iii) Induce, or attempt to induce, hire or attempt to hire, or cause to be induced or hired, any employee of the Company, or persons who were employees of the Company within the 180 days preceding the Termination Date, to leave or terminate his or her employment with the Company, or hire or engage as an independent contractor any such employee of the Company.

(b) Notwithstanding the foregoing, Executive shall not be prevented from (i) investing in or owning up to five percent (5%) of the outstanding stock of any corporation engaged in any business provided that such shares are regularly traded on a national securities exchange or in any over-the-counter market or (ii) retaining any shares of stock in any corporation which Executive owned before the date of his employment with the Company.

6.02 Confidential Information. Executive acknowledges that in his employment he is or will be making use of, acquiring, or adding to the Company's confidential information which includes, but is not limited to, memoranda and other materials or records of a proprietary nature; technical information regarding the operations of the Company; and records and policy matters relating to finance, personnel, market research, strategic planning, current and potential customers, lease arrangements, service contracts, management, and operations. Therefore, to protect the Company's confidential information and to protect other employees who depend on the Company for regular employment, Executive agrees that he will not in any way use any of said confidential information except in connection with his employment by the Company, and except in connection with the business of the Company he will not copy, reproduce, or take with him the original or any copies of said confidential information and will not directly or indirectly divulge any of said confidential information to anyone without the prior written consent of the Company.

6.03 Inventions. All discoveries, designs, improvements, ideas, and inventions, whether patentable or not, relating to (or suggested by or resulting from) products, services, or other technology of the Company or any Affiliate or relating to (or suggested by or resulting from) methods or processes used or usable in connection with the business of the Company or any Affiliate that may be conceived, developed, or made by Executive during employment with the Company (hereinafter "Inventions"), either solely or jointly with others, shall automatically become the sole property of the Company or an Affiliate. Executive shall immediately disclose to the Company all such Inventions and shall, without additional compensation, execute all assignments and other documents deemed necessary to perfect the property rights of the Company or any Affiliate therein. These obligations shall continue beyond the termination of Executive's employment with respect to Inventions conceived, developed, or made by Executive during employment with the Company. The provisions of this Section 6 shall not apply to any Invention for which no equipment, supplies, facility, or trade secret information of the Company or any Affiliate is used by Executive and which is developed entirely on Executive's own time, unless (a) such Invention relates (i) to the business of the Company or an Affiliate or (ii) to the actual or demonstrably anticipated research or development of the Company or an Affiliate, or (b) such Invention results from work performed by Executive for the Company.

6.04 Non-Disparagement. For a period commencing on the date hereof and continuing indefinitely, Executive hereby covenants and agrees that he shall not, directly or indirectly, defame, disparage, create false impressions, or otherwise put in a false or bad light the Company, its products or services, its business, reputation, conduct, practices, past or present employees, financial condition or otherwise.

6.05 Blue Penciling. If at the time of enforcement of any provision of this Agreement, a court shall hold that the duration, scope, or area restriction of any provision hereof is unreasonable under circumstances now or then existing, the parties hereto agree that the maximum duration, scope or area reasonable under the circumstances shall be substituted by the court for the stated duration, scope, or area.

6.06 Remedies. Executive acknowledges that any breach by him of the provisions of this Article VI of this Agreement shall cause irreparable harm to the Company and that a remedy at law for any breach or attempted breach of Article VI of this Agreement will be inadequate, and agrees that the Company shall be entitled to exercise all remedies available to it, including specific performance and injunctive and other equitable relief, without the necessity of posting any bond, in the case of any such breach or attempted breach.

ARTICLE VII
Assignment

7.01 This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and shall relieve the Company of its obligations hereunder if the assignment is pursuant to a Change in Control. Neither this Agreement nor any rights hereunder shall be assignable by Executive and any such purported assignment by him shall be void.

ARTICLE VIII
Entire Agreement

This Agreement constitutes the entire understanding between the Company and Executive concerning his employment by the Company or subsidiaries and supersedes any and all previous agreements between Executive and the Company or any of its affiliates or subsidiaries concerning such employment, and/or any compensation, bonuses or incentives. Each party hereto shall pay its own costs and expenses (including legal fees) except as otherwise expressly provided herein incurred in connection with the preparation, negotiation, and execution of this Agreement. This Agreement may not be changed orally, but only in a written instrument signed by both parties hereto.

ARTICLE IX
Applicable Law; Miscellaneous

9.01 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. All actions brought to interpret or enforce this Agreement shall be brought in federal or state courts located in Nevada.

9.02 Attorneys' Fees. In addition to all other rights and benefits under this Agreement, each party agrees to reimburse the other for, and indemnify and hold harmless such party against, all costs and expenses (including attorney's fees) incurred by such party (whether or not during the term of this Agreement or otherwise), if and to the extent that such party prevails on or is otherwise successful on the merits with respect to any action, claim or dispute relating in any manner to this Agreement or to any termination of this Agreement or in seeking to obtain or enforce any right or benefit provided by or claimed under this Agreement, taking into account the relative fault of each of the parties and any other relevant considerations.

9.03 Indemnification of Executive. The Company shall indemnify and hold harmless Executive to the full extent authorized or permitted by law with respect to any claim, liability, action, or proceeding instituted or threatened against or incurred by Executive or his legal representatives and arising in connection with Executive's conduct or position at any time as a director, officer, employee, or agent of the Company or any subsidiary thereof. The Company shall not change, modify, alter, or in any way limit the existing indemnification and reimbursement provisions relating to and for the benefit of its directors and officers without the prior written consent of the Executive, including any modification or limitation of any directors and officers liability insurance policy.

9.04 Waiver. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a continuing waiver or a waiver of any similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party hereto which are not set forth expressly in this Agreement.

9.05 Unenforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

9.06 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

9.07 Section Headings. The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ENTERTAINMENT ARTS RESEARCH, INC.

By: ____________________________

Name: Joseph Saulter
Its: CEO

David Hostelley
____
David F. Hostelley ("Executive")

EXHIBIT 10.3

EMPLOYMENT AGREEMENT
AND FIRST AMENDMENT
Joseph Saulter

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

This First Amendment (this "Amendment") to that certain Employment Agreement (the "Agreement"), dated as of August 3, 2009, by and between ENTERTAINMENT ARTS RESEARCH, INC. (the "Company"), a Nevada corporation, and JOSEPH SAULTER ("Executive"), is made effective as of this 15th day of January 2010 (the "Amendment Effective Date").

RECITALS

WHEREAS, the Parties have entered into the Agreement setting forth the terms and conditions applicable to the employment of Executive;

WHEREAS, the Parties desire to amend the Agreement based on the terms and conditions set forth in this Amendment;

NOW, THEREFORE, in consideration of the foregoing and of the promises, agreements, representations, warranties, and covenants herein contained, and intended to continue to be bound to the Agreement, as amended by this Amendment, the Parties hereby agree as follows:

- Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Agreement.

- Article I Term of Employment, Section 1.01 shall be replaced in its entirety with the following language:

"1.01 Subject to the provisions of Article V, and upon the terms and subject to the conditions set forth in this Agreement, the Company will employ Executive for the period beginning on the date first written above (the "Commencement Date") and ending on December 31, 2015 (the "Initial Term"). The Initial Term shall be automatically renewed for up to two (2) successive consecutive one (1) year periods (each, a "Renewal Term" and the Initial Term and Renewal Term are collectively referred to as the "term of employment") thereafter unless either party sends notice to the other party, not more than 270 days and not less than 90 days before the end of the then-existing term of employment, of such party's desire to terminate the Agreement at the end of the then-existing term, in which case this Agreement will terminate at the end of the then-existing term. The parties understand and acknowledge that if Executive remains employed by the Company after the end of the last Renewal Term, then such employment shall be "at-will" unless this Agreement is extended, or different terms are established, by the parties in writing."

- Article III Base Compensation, Section 3.01 shall be replaced in its entirety with the following language:

"3.01 The Company will compensate Executive for the duties performed by him hereunder by payment of a base salary at the rate of Two Hundred and Fifty Thousand Dollars ($250,000.00) per annum (the "Base"), payable in equal semi-monthly installments, subject to customary withholding for federal, state, and local taxes and other normal and customary withholding items. Commencing on April 1, 2010, the Base shall be increased to the rate of Three Hundred and Seventy Five Thousand Dollars ($375,000.00) per annum."

- Article IV Reimbursement and Employment Benefits, Section 4.03 shall be replaced in its entirety with the following language:

"4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Eight Thousand Four Hundred Dollars ($8,400) per annum. Commencing on April 1, 2010, the car allowance shall be increased to Twelve Thousand ($12,000) per annum."

- Article IV Reimbursement and Employment Benefits, Section 4.06 shall be added to the Agreement and contain the following language:

"4.06 Change of Control. In the event of a Change in Control, as defined in Section 5.04 below, Executive shall be entitled to a bonus in the amount of $50,000,000.00."

- All other terms and conditions under the Agreement not otherwise amended, modified or affected by this Amendment shall continue to be in effect and bind the Parties. The Agreement or this Amendment may only be modified with prior written agreement from both Parties.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the last date written below, effective as of the Amendment Effective Date.

Entertainment Arts Research, Inc.

JOSEPH SAULTER Digitally signed by JOSEPH SAULTER DN: cn=JOSEPH SAULTER, o=Entertainment Arts Research Inc., ou=CEO, email=joseph.saulter@gmail.com, c=US Date: 2010.02.18 14:52:44 -05'00'

By: Joseph Saulter
Title: CEO

Date:____________________

"Executive"

JOSEPH SAULTER Digitally signed by JOSEPH SAULTER DN: cn=JOSEPH SAULTER, o=Entertainment Arts Research Inc., ou=CEO, email=joseph.saulter@gmail.com, c=US Date: 2010.02.18 14:53:26 -05'00'

Joseph Saulter

Date ____________________

____

By: Jonathan Eubanks
Title: President

Date:____________________

"4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Eight Thousand Four Hundred Dollars ($8,400) per annum. Commencing on April 1, 2010, the car allowance shall be increased to Twelve Thousand ($12,000) per annum."

- Article IV Reimbursement and Employment Benefits, Section 4.06 shall be added to the Agreement and contain the following language:

"4.06 Change of Control. In the event of a Change in Control, as defined in Section 5.04 below, Executive shall be entitled to a bonus in the amount of $50,000,000.00."

- All other terms and conditions under the Agreement not otherwise amended, modified or affected by this Amendment shall continue to be in effect and bind the Parties. The Agreement or this Amendment may only be modified with prior written agreement from both Parties.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the last date written below, effective as of the Amendment Effective Date.

Entertainment Arts Research, Inc.	**"Executive"**
By: Joseph Saulter Title: CEO	Joseph Saulter
Date:	Date



By: Jonathan Eubanks
Title: President
Date: February 24, 2010

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is made and entered into as of August 3, 2009 by and between ENTERTAINMENT ARTS RESEARCH, INC., a Nevada corporation (the "Company"), and JOSEPH SAULTER ("Executive").

RECITALS

The Company owns and operates a business which manufactures and distributes video games (the "Business") to customers throughout North America (the "Territory"). The Company desires to employ Executive, and the Executive desires to accept such employment, on the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual promises set forth in this Agreement the parties hereto agree as follows:

ARTICLE I
Term of Employment

1.01 Subject to the provisions of Article V, and upon the terms and subject to the conditions set forth in this Agreement, the Company will employ Executive for the period beginning on the date first written above (the "Commencement Date") and ending on August 3, 2012 (the "Initial Term"). The Initial Term shall be automatically renewed for up to two (2) successive consecutive one (1) year periods (each, a "Renewal Term" and the Initial Term and Renewal Term are collectively referred to as the "term of employment") thereafter unless either party sends notice to the other party, not more than 270 days and not less than 90 days before the end of the then-existing term of employment, of such party's desire to terminate the Agreement at the end of the then-existing term, in which case this Agreement will terminate at the end of the then-existing term. The parties understand and acknowledge that if Executive remains employed by the Company after the end of the last Renewal Term, then such employment shall be "at-will" unless this Agreement is extended, or different terms are established, by the parties in writing.

ARTICLE II
Duties

2.01(a) During the term of employment, Executive will:

(i) Promote the interests, within the scope of his duties, of the Company and devote his full working time and efforts to the Company's business and affairs;

(ii) Serve as Chief Executive Officer of the Company, reporting directly to the Company's Board of Directors (the "Board"); and

(iii) Perform the duties and services consistent with the title and function of such office, including without limitation, those as specifically set forth from time to time by the Board.

(b) Notwithstanding anything contained in clause 2.01(a)(i) above to the contrary, nothing contained herein or under law shall be construed as preventing Executive from (i) investing Executive's personal assets in such form or manner as will not require any services on the part of Executive in the operation or the affairs of the companies in which such investments are made and in which his participation is solely that of a passive investor (provided that he, collectively with his family and affiliated interests (or persons constituting a "group" under the federal securities laws) will not exceed 5% of any company's voting securities); and (ii) engaging (not during normal business hours) in any other professional, civic, or philanthropic activities, provided that Executive's investments or engagement does not result in a violation of his covenants under this Section or Article VI hereof and are otherwise disclosed to and approved by the Board in its sole discretion.

ARTICLE III
Base Compensation

3.01 The Company will compensate Executive for the duties performed by him hereunder by payment of a base salary at the rate of Two Hundred and Fifty Thousand Dollars ($250,000.00) per annum (the "Base"), payable in equal semi-monthly installments, subject to customary withholding for federal, state, and local taxes and other normal and customary withholding items.

3.02 Transfer of Shares. Upon the surrender of 2,500,000 shares of Common Stock Series A, and in exchange for those shares, the Company shall issue to Executive 2,500,000 shares of Common Stock Series B, to be created by the Company having super voting rights of 100 votes per share.

3.03 Bonus. In addition to the Base, the Company (a) shall pay to the Executive a bonus (the "Non-Discretionary Bonus") each year (except pro rated for the first and last years of this Agreement), equal to ten percent (10%) of the then-existing Base, payable between August 1 and August 3 of the following year and (b) may pay to the Executive a bonus (the "Discretionary Bonus") (the Non-Discretionary Bonus and Discretionary Bonus are sometimes collectively referred to as the "Bonus") of any amounts deemed reasonable and appropriate by the Company's Board of Directors based on the quality and nature of the Executive's services and the performance of the Company during such year.

ARTICLE IV
Reimbursement and Employment Benefits

4.01 Health and Other Medical. Executive shall be eligible to participate in all health, medical, dental, and life insurance employee benefits as are available from time to time to other key executive employees (and their families) of the Company, including a Life Insurance Plan, Medical and Dental Insurance Plan, and a Long Term Disability Plan (the "Plans").

4.02 Vacation. Executive shall be entitled to four (4) weeks of vacation, to be taken in such amounts and at such times as shall be mutually convenient for Executive and the Company.

Any time not taken by Executive in one year shall be forfeited and not carried forward to subsequent years. Executive shall not be entitled to be reimbursed for any unused vacation or personal time, except as may be required under law.

4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Eight Thousand Four Hundred Dollars ($8,400) per annum.

4.04 Reimbursable Expenses. The Company shall in accordance with its standard policies in effect from time to time reimburse Executive for all reasonable out-of-pocket expenses actually incurred by him in the conduct of the business of the Company provided that Executive submits all substantiation of such expenses to the Company on a timely basis in accordance with such standard policies.

4.05 Savings Plan. Executive will be eligible to enroll and participate, and be immediately vested in, all Company savings and retirement plans, including any 401(k) plans, as are available from time to time to other key executive employees.

ARTICLE V
Termination

5.01 General Provisions. Except as otherwise provided in this Article V, at such time as Executive's employment is terminated by the Executive or the Company, any and all of the Company's obligations under this Agreement shall terminate, other than the Company's obligation to pay Executive, within thirty (30) days of Executive's termination of employment, the full amount of any unpaid Base and accrued but unpaid benefits, including any vacation pay, earned by Executive pursuant to this Agreement through and including the date of termination and to observe the terms and conditions of any plan or benefit arrangement which, by its terms, survives such termination of Executive's employment. The payments to be made under this Section 5.01 shall be made to Executive, or in the event of Executive's death, to such beneficiary as Executive may designate in writing to the Company for that purpose, or if Executive has not so designated, then to the spouse of Executive, or if none is surviving, then to the personal representative of the estate of Executive. Notwithstanding the foregoing, termination of employment shall not affect the obligations of Executive under Article VI hereof that, pursuant to the express provisions of this Agreement, continue in full force and effect. Upon termination of employment with the Company for any reason, Executive shall promptly deliver to the Company all Company property including without limitation all writings, records, data, memoranda, contracts, orders, sales literature, price lists, client lists, data processing materials, and other documents, whether or not obtained from the Company or any Affiliate, which pertain to or were used by Executive in connection with his employment by the Company or which pertain to any Affiliate, including, but not limited to, Confidential Information, as well as any automobiles, computers or other furniture, fixtures or equipment which were purchased by the Company for Executive or otherwise in Executive's possession or control.

5.02 Automatic Termination. This Agreement shall be automatically terminated upon the first to occur of the following (a) the expiration of this Agreement in accordance with Section

1.01 hereof, (b) the Company's termination pursuant to section 5.03, (c) the Executive's termination pursuant to section 5.04 or (d) the Executive's death.

5.03 By the Company. This Agreement may be terminated by the Company upon written notice to the Executive upon the first to occur of the following:

(a) Disability. Upon the Executive's Disability (as defined herein). The term "Disability" shall mean, in the sole determination of the Company's Board, whose determination shall be final and binding, the reasonable likelihood that the Executive will be unable to perform his duties and responsibilities to the Company by reason of a physical or mental disability or infirmity for either: (i) a continuous period of four months; or (ii) 180 days during any consecutive twelve (12) month period.

(b) Cause. Upon the Executive's commission of Cause (as defined herein). The term "Cause" shall mean the following:

(i) Any violation by Executive of any material provision of this Agreement (including without limitation any violation of any provision of Sections 6.01, 6.02 or 6.03 hereof any and all of which are material in all respects), upon notice of same by the Company describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(i), which breach, if capable of being cured, has not been cured to the Company's sole and absolute satisfaction within 30 days after such notice (except for breaches of any provisions of sections 6.01, 6.02 or 6.03 which are not subject to cure or any notice);

(ii) Embezzlement by Executive of funds or property of the Company;

(iii) Habitual absenteeism, bad faith, fraud, refusal to perform his duties, gross negligence or willful misconduct on the part of Executive in the performance of his duties as an employee of the Company, provided that the Company has given written notice of and an opportunity of not less than 30 days to cure such breach, which notice describes in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(iii), provided that no such notice or opportunity needs to be given if (x) in the judgment of the Company's Board of Directors, such conduct is habitual or would unnecessarily or unreasonably expose the Company to undue risk or harm or (y) one previous notice had already been given under this section or under section (i) above; or

(iv) a felonious act, conviction, or plea of nolo contendere of Executive under the laws of the United States or any state (except for any conviction or plea based on a vicarious liability theory and not the actual conduct of the Executive).

5.04 By the Executive. This Agreement may be terminated by the Executive upon written notice to the Company upon the first to occur of the following:

(a) Change in Control. Within six (6) months after a "Change in Control" (as defined herein) of the Company (unless Executive is not offered a position in the buying or succeeding owner with equal or better economic terms as this Agreement). The term "Change in Control"

shall be deemed to have occurred at such time as (i) any person or entity (or person or entities which are affiliated or acting as a group or otherwise in concert) is or becomes the beneficial owner, directly or indirectly, of securities representing 50% or more of the combined voting power for election of directors of the then outstanding securities of the Company (other than stockholders which own greater than fifty percent (50%) of the stock of the Company as of the effective date of this Agreement); (ii) the shareholders of the Company approve any merger or consolidation as a result of which its membership interests shall be changed, converted, or exchanged (other than a merger with a wholly-owned subsidiary of the Company) or any liquidation of the Company or any sale or other disposition of all or substantially all of the assets or earning power of the Company; or (iii) the shareholders of the Company approve any merger or consolidation to which the Company is a party as a result of which the persons who were members of the Company immediately before the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power for election of directors or the equivalent of the surviving corporation following the effective date of such merger or consolidation; provided, however, that no Change in Control shall be deemed to have occurred as a result of the sale or transfer of membership interests of the Company to an employee benefit plan sponsored by the Company or an affiliate thereof or if the new employer offers to employ the Executive on substantially the same terms and conditions as set forth in this Agreement (except that the Base shall not be reduced below the then-existing Base).

(b) Constructive Termination. Upon the occurrence of a "Constructive Termination" (as defined herein) by the Company. The term "Constructive Termination" shall mean any of the following: any breach by the Company of any material provision of this Agreement, including, without limitation, the assignment to the Executive of duties inconsistent with his position specified in Section 2.01 hereof or any breach by the Company of such Section, which is not cured within 60 days after written notice of same by Executive, describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.04.

(c) Voluntary Termination. Executive's resignation for reasons other than as specified in Section 5.04(a) and (b).

5.05 Consequences of Termination. Upon any termination of Executive's employment with the Company, except for a termination by the Company for Cause as provided in Section 5.03(b) hereof or for a termination by the Executive pursuant to Section 5.04(c) hereof, the Executive shall be entitled to (a) a payment equal to the lesser of (i) two (2) months' or (ii) the length of the remaining term hereof worth of the then-existing Base (the "Severance") and (b) retain the benefits set forth in Article IV for the lesser of (x) two (2) months or (y) the length of the remaining term hereof. The Severance shall be paid, at Company's option, either (x) in a lump sum upon termination with such payments discounted by the U.S. Treasury rate most closely comparable to the applicable time period left in the Agreement or (y) as and when normal payroll payments are made. Executive expressly acknowledges and agrees that the payment of Severance to Executive hereunder shall be liquidated damages for and in full satisfaction of any and all claims Executive may have relating to or arising out of Executive's employment or termination of Executive's employment by the Company or relating to or arising out of this Agreement and the termination thereof, including, without limitation, those causes of action arising under the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §621

et seq., Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §2000e *et seq.,* the Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §12101 *et seq.*, the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. §201 *et seq.,* the Civil Rights Act of April 9, 1866.1 42 U.S.C. §1981 *et seq.,* the National Labor Management Relations Act, 29 U.S.C. §141 *et seq.,* the Occupational Safety and Health Act, 29 U.S.C. §651 *et seq.,* and the Family Medical Leave Act of 1993, 29 U.S.C. §2601 *et seq.* Notwithstanding the foregoing, Executive's right to receive Severance Pay is contingent upon Executive not violating any of his on-going obligations under this Agreement.

5.06 Representations. Executive represents, warrants, and covenants to Company that (a) there is no other agreement or relationship which is binding on him which prevents him from entering into or fully performing under the terms hereof and (b) the Company may contact any past, present, or future entity with whom he has a business relationship and inform such entity of the existence of this Agreement and the terms and conditions set forth herein.

ARTICLE VI
Covenants

6.01 Competition/Solicitation. (a) During the period in which Executive performs services for the Company and for a period of three (3) years after termination of Executive's employment with the Company, regardless of the reason, Executive hereby covenants and agrees that he shall not, directly or indirectly, except in connection with his duties hereunder or otherwise for the sole account and benefit of the Company, whether as a sole proprietor, partner, member, shareholder, employee, director, officer, guarantor, consultant, independent contractor, or in any other capacity as principal or agent, or through any person, subsidiary, affiliate, or employee acting as nominee or agent, except with the consent of the Company:

(i) Conduct or engage in, or be interested in or associated with, any person or entity anywhere in North America (plus any such additional geographical markets to which the Company may have expanded during the course of Executive 's employment) other than the Company and its affiliates which conducts or engages in the Business (plus any such additional product or service markets to which the Company may have expanded during the course of Executive 's employment);

(ii) Solicit, attempt to solicit, or accept business from, or cause to be solicited or have business accepted from, any then-current customers of Company, any persons or entities who were customers of the Company within the 180 days preceding the Termination Date, or any prospective customers of the Company for whom bids were being prepared or had been submitted as of the Termination Date; or

(iii) Induce, or attempt to induce, hire or attempt to hire, or cause to be induced or hired, any employee of the Company, or persons who were employees of the Company within the 180 days preceding the Termination Date, to leave or terminate his or her employment with the Company, or hire or engage as an independent contractor any such employee of the Company.

(b) Notwithstanding the foregoing, Executive shall not be prevented from (i) investing in or owning up to five percent (5%) of the outstanding stock of any corporation engaged in any business provided that such shares are regularly traded on a national securities exchange or in any over-the-counter market or (ii) retaining any shares of stock in any corporation which Executive owned before the date of his employment with the Company.

6.02 Confidential Information. Executive acknowledges that in his employment he is or will be making use of, acquiring, or adding to the Company's confidential information which includes, but is not limited to, memoranda and other materials or records of a proprietary nature; technical information regarding the operations of the Company; and records and policy matters relating to finance, personnel, market research, strategic planning, current and potential customers, lease arrangements, service contracts, management, and operations. Therefore, to protect the Company's confidential information and to protect other employees who depend on the Company for regular employment, Executive agrees that he will not in any way use any of said confidential information except in connection with his employment by the Company, and except in connection with the business of the Company he will not copy, reproduce, or take with him the original or any copies of said confidential information and will not directly or indirectly divulge any of said confidential information to anyone without the prior written consent of the Company.

6.03 Inventions. All discoveries, designs, improvements, ideas, and inventions, whether patentable or not, relating to (or suggested by or resulting from) products, services, or other technology of the Company or any Affiliate or relating to (or suggested by or resulting from) methods or processes used or usable in connection with the business of the Company or any Affiliate that may be conceived, developed, or made by Executive during employment with the Company (hereinafter "Inventions"), either solely or jointly with others, shall automatically become the sole property of the Company or an Affiliate. Executive shall immediately disclose to the Company all such Inventions and shall, without additional compensation, execute all assignments and other documents deemed necessary to perfect the property rights of the Company or any Affiliate therein. These obligations shall continue beyond the termination of Executive's employment with respect to Inventions conceived, developed, or made by Executive during employment with the Company. The provisions of this Section 6 shall not apply to any Invention for which no equipment, supplies, facility, or trade secret information of the Company or any Affiliate is used by Executive and which is developed entirely on Executive's own time, unless (a) such Invention relates (i) to the business of the Company or an Affiliate or (ii) to the actual or demonstrably anticipated research or development of the Company or an Affiliate, or (b) such Invention results from work performed by Executive for the Company.

6.04 Non-Disparagement. For a period commencing on the date hereof and continuing indefinitely, Executive hereby covenants and agrees that he shall not, directly or indirectly, defame, disparage, create false impressions, or otherwise put in a false or bad light the Company, its products or services, its business, reputation, conduct, practices, past or present employees, financial condition or otherwise.

6.05 Blue Penciling. If at the time of enforcement of any provision of this Agreement, a court shall hold that the duration, scope, or area restriction of any provision hereof is

unreasonable under circumstances now or then existing, the parties hereto agree that the maximum duration, scope or area reasonable under the circumstances shall be substituted by the court for the stated duration, scope, or area.

6.06 Remedies. Executive acknowledges that any breach by him of the provisions of this Article VI of this Agreement shall cause irreparable harm to the Company and that a remedy at law for any breach or attempted breach of Article VI of this Agreement will be inadequate, and agrees that the Company shall be entitled to exercise all remedies available to it, including specific performance and injunctive and other equitable relief, without the necessity of posting any bond, in the case of any such breach or attempted breach.

ARTICLE VII
Assignment

7.01 This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and shall relieve the Company of its obligations hereunder if the assignment is pursuant to a Change in Control. Neither this Agreement nor any rights hereunder shall be assignable by Executive and any such purported assignment by him shall be void.

ARTICLE VIII
Entire Agreement

This Agreement constitutes the entire understanding between the Company and Executive concerning his employment by the Company or subsidiaries and supersedes any and all previous agreements between Executive and the Company or any of its affiliates or subsidiaries concerning such employment, and/or any compensation, bonuses or incentives. Each party hereto shall pay its own costs and expenses (including legal fees) except as otherwise expressly provided herein incurred in connection with the preparation, negotiation, and execution of this Agreement. This Agreement may not be changed orally, but only in a written instrument signed by both parties hereto.

ARTICLE IX
Applicable Law; Miscellaneous

9.01 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. All actions brought to interpret or enforce this Agreement shall be brought in federal or state courts located in Nevada.

9.02 Attorneys' Fees. In addition to all other rights and benefits under this Agreement, each party agrees to reimburse the other for, and indemnify and hold harmless such party against, all costs and expenses (including attorney's fees) incurred by such party (whether or not during the term of this Agreement or otherwise), if and to the extent that such party prevails on or is otherwise successful on the merits with respect to any action, claim or dispute relating in any manner to this Agreement or to any termination of this Agreement or in seeking to obtain or enforce any right or benefit provided by or claimed under this Agreement, taking into account the relative fault of each of the parties and any other relevant considerations.

9.03 Indemnification of Executive. The Company shall indemnify and hold harmless Executive to the full extent authorized or permitted by law with respect to any claim, liability, action, or proceeding instituted or threatened against or incurred by Executive or his legal representatives and arising in connection with Executive's conduct or position at any time as a director, officer, employee, or agent of the Company or any subsidiary thereof. The Company shall not change, modify, alter, or in any way limit the existing indemnification and reimbursement provisions relating to and for the benefit of its directors and officers without the prior written consent of the Executive, including any modification or limitation of any directors and officers liability insurance policy.

9.04 Waiver. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a continuing waiver or a waiver of any similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party hereto which are not set forth expressly in this Agreement.

9.05 Unenforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

9.06 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

9.07 Section Headings. The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ENTERTAINMENT ARTS RESEARCH, INC.

By: ____________________________

Name: Joseph Saulter
Its: CEO

____
Joseph Saulter ("Executive")

EXHIBIT 10.4

EMPLOYMENT AGREEMENT
AND FIRST AMENDMENT
Jonathan Eubanks

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

This First Amendment (this "Amendment") to that certain Employment Agreement (the "Agreement"), dated as of August 3, 2009, by and between ENTERTAINMENT ARTS RESEARCH, INC. (the "Company"), a Nevada corporation, and JONATHAN EUBANKS ("Executive"), is made effective as of this 15th day of January 2010 (the "Amendment Effective Date").

RECITALS

WHEREAS, the Parties have entered into the Agreement setting forth the terms and conditions applicable to the employment of Executive;

WHEREAS, the Parties desire to amend the Agreement based on the terms and conditions set forth in this Amendment;

NOW, THEREFORE, in consideration of the foregoing and of the promises, agreements, representations, warranties, and covenants herein contained, and intended to continue to be bound to the Agreement, as amended by this Amendment, the Parties hereby agree as follows:

- Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Agreement.

- Article I Term of Employment, Section 1.01 shall be replaced in its entirety with the following language:

"1.01 Subject to the provisions of Article V, and upon the terms and subject to the conditions set forth in this Agreement, the Company will employ Executive for the period beginning on the date first written above (the "Commencement Date") and ending on December 31, 2015 (the "Initial Term"). The Initial Term shall be automatically renewed for up to two (2) successive consecutive one (1) year periods (each, a "Renewal Term" and the Initial Term and Renewal Term are collectively referred to as the "term of employment") thereafter unless either party sends notice to the other party, not more than 270 days and not less than 90 days before the end of the then-existing term of employment, of such party's desire to terminate the Agreement at the end of the then-existing term, in which case this Agreement will terminate at the end of the then-existing term. The parties understand and acknowledge that if Executive remains employed by the Company after the end of the last Renewal Term, then such employment shall be "at-will" unless this Agreement is extended, or different terms are established, by the parties in writing."

- Article III Base Compensation, Section 3.01 shall be replaced in its entirety with the following language:

"3.01 The Company will compensate Executive for the duties performed by him hereunder by payment of a base salary at the rate of Two Hundred and Fifty Thousand Dollars ($250,000.00) per annum (the "Base"), payable in equal semi-monthly installments, subject to customary withholding for federal, state, and local taxes and other normal and customary withholding items. Commencing on April 1, 2010, the Base shall be increased to the rate of Three Hundred and Seventy Five Thousand Dollars ($375,000.00) per annum."

- Article IV Reimbursement and Employment Benefits, Section 4.03 shall be replaced in its entirety with the following language:

"4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Eight Thousand Four Hundred Dollars ($8,400) per annum. Commencing on April 1, 2010, the car allowance shall be increased to Twelve Thousand ($12,000) per annum."

- Article IV Reimbursement and Employment Benefits, Section 4.06 shall be added to the Agreement and contain the following language:

"4.06 Change of Control. In the event of a Change in Control, as defined in Section 5.04 below, Executive shall be entitled to a bonus in the amount of $50,000,000.00."

- All other terms and conditions under the Agreement not otherwise amended, modified or affected by this Amendment shall continue to be in effect and bind the Parties. The Agreement or this Amendment may only be modified with prior written agreement from both Parties.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the last date written below, effective as of the Amendment Effective Date.

Entertainment Arts Research, Inc.

JOSEPH SAULTER

Digitally signed by JOSEPH SAULTER
DN: cn=JOSEPH SAULTER, o=Entertainment Arts Research Inc., ou=CEO, email=joseph.saulter@gmail.com, c=US
Date: 2010.02.18 14:59:36 -05'00'

By: Joseph Saulter
Title: CEO

Date:______________________

____
By: Jonathan Eubanks
Title: President

Date:______________________

"Executive"

____
Jonathan Eubanks

Date ______________________

"4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Eight Thousand Four Hundred Dollars ($8,400) per annum. Commencing on April 1, 2010, the car allowance shall be increased to Twelve Thousand ($12,000) per annum."

- Article IV Reimbursement and Employment Benefits, Section 4.06 shall be added to the Agreement and contain the following language:

"4.06 Change of Control. In the event of a Change in Control, as defined in Section 5.04 below, Executive shall be entitled to a bonus in the amount of $50,000,000.00."

- All other terms and conditions under the Agreement not otherwise amended, modified or affected by this Amendment shall continue to be in effect and bind the Parties. The Agreement or this Amendment may only be modified with prior written agreement from both Parties.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the last date written below, effective as of the Amendment Effective Date.

Entertainment Arts Research, Inc. **"Executive"**

By: Joseph Saulter
Title: CEO

Date:

Jonathan Eubanks

Date



By: Jonathan Eubanks
Title: President

Date: Feb. 24, 2010

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is made and entered into as of August 3, 2009 by and between ENTERTAINMENT ARTS RESEARCH, INC., a Nevada corporation (the "Company"), and JONATHAN EUBANKS ("Executive").

RECITALS

The Company owns and operates a business which manufactures and distributes video games (the "Business") to customers throughout North America (the "Territory"). The Company desires to employ Executive, and the Executive desires to accept such employment, on the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual promises set forth in this Agreement the parties hereto agree as follows:

ARTICLE I
Term of Employment

1.01 Subject to the provisions of Article V, and upon the terms and subject to the conditions set forth in this Agreement, the Company will employ Executive for the period beginning on the date first written above (the "Commencement Date") and ending on August 3, 2012 (the "Initial Term"). The Initial Term shall be automatically renewed for up to two (2) successive consecutive one (1) year periods (each, a "Renewal Term" and the Initial Term and Renewal Term are collectively referred to as the "term of employment") thereafter unless either party sends notice to the other party, not more than 270 days and not less than 90 days before the end of the then-existing term of employment, of such party's desire to terminate the Agreement at the end of the then-existing term, in which case this Agreement will terminate at the end of the then-existing term. The parties understand and acknowledge that if Executive remains employed by the Company after the end of the last Renewal Term, then such employment shall be "at-will" unless this Agreement is extended, or different terms are established, by the parties in writing.

ARTICLE II
Duties

2.01(a) During the term of employment, Executive will:

(i) Promote the interests, within the scope of his duties, of the Company and devote his full working time and efforts to the Company's business and affairs;

(ii) Serve as President of the Company, reporting directly to the CEO of the Company; and

(iii) Perform the duties and services consistent with the title and function of such office, including without limitation, those as specifically set forth from time to time by the Company's Board of Directors (the "Board").

(b) Notwithstanding anything contained in clause 2.01(a)(i) above to the contrary, nothing contained herein or under law shall be construed as preventing Executive from (i) investing Executive's personal assets in such form or manner as will not require any services on the part of Executive in the operation or the affairs of the companies in which such investments are made and in which his participation is solely that of a passive investor (provided that he, collectively with his family and affiliated interests (or persons constituting a "group" under the federal securities laws) will not exceed 5% of any company's voting securities); and (ii) engaging (not during normal business hours) in any other professional, civic, or philanthropic activities, provided that Executive's investments or engagement does not result in a violation of his covenants under this Section or Article VI hereof and are otherwise disclosed to and approved by the Board in its sole discretion.

ARTICLE III
Base Compensation

3.01 The Company will compensate Executive for the duties performed by him hereunder by payment of a base salary at the rate of Two Hundred and Fifty Thousand Dollars ($250,000.00) per annum (the "Base"), payable in equal semi-monthly installments, subject to customary withholding for federal, state, and local taxes and other normal and customary withholding items.

3.02 Transfer of Shares. Upon the surrender of 2,500,000 shares of Common Stock Series A, and in exchange for those shares, the Company shall issue to Executive 2,500,000 shares of Common Stock Series B, to be created by the Company having super voting rights of 100 votes per share.

3.03 Bonus. In addition to the Base, the Company (a) shall pay to the Executive a bonus (the "Non-Discretionary Bonus") each year (except pro rated for the first and last years of this Agreement), equal to ten percent (10%) of the then-existing Base, payable between August 1 and August 3 of the following year and (b) may pay to the Executive a bonus (the "Discretionary Bonus") (the Non-Discretionary Bonus and Discretionary Bonus are sometimes collectively referred to as the "Bonus") of any amounts deemed reasonable and appropriate by the Company's Board of Directors based on the quality and nature of the Executive's services and the performance of the Company during such year.

ARTICLE IV
Reimbursement and Employment Benefits

4.01 Health and Other Medical. Executive shall be eligible to participate in all health, medical, dental, and life insurance employee benefits as are available from time to time to other key executive employees (and their families) of the Company, including a Life Insurance Plan, Medical and Dental Insurance Plan, and a Long Term Disability Plan (the "Plans").

4.02 Vacation. Executive shall be entitled to four (4) weeks of vacation, to be taken in such amounts and at such times as shall be mutually convenient for Executive and the Company.

Any time not taken by Executive in one year shall be forfeited and not carried forward to subsequent years. Executive shall not be entitled to be reimbursed for any unused vacation or personal time, except as may be required under law.

4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Eight Thousand Four Hundred Dollars ($8,400) per annum.

4.04 Reimbursable Expenses. The Company shall in accordance with its standard policies in effect from time to time reimburse Executive for all reasonable out-of-pocket expenses actually incurred by him in the conduct of the business of the Company provided that Executive submits all substantiation of such expenses to the Company on a timely basis in accordance with such standard policies.

4.05 Savings Plan. Executive will be eligible to enroll and participate, and be immediately vested in, all Company savings and retirement plans, including any 401(k) plans, as are available from time to time to other key executive employees.

ARTICLE V
Termination

5.01 General Provisions. Except as otherwise provided in this Article V, at such time as Executive's employment is terminated by the Executive or the Company, any and all of the Company's obligations under this Agreement shall terminate, other than the Company's obligation to pay Executive, within thirty (30) days of Executive's termination of employment, the full amount of any unpaid Base and accrued but unpaid benefits, including any vacation pay, earned by Executive pursuant to this Agreement through and including the date of termination and to observe the terms and conditions of any plan or benefit arrangement which, by its terms, survives such termination of Executive's employment. The payments to be made under this Section 5.01 shall be made to Executive, or in the event of Executive's death, to such beneficiary as Executive may designate in writing to the Company for that purpose, or if Executive has not so designated, then to the spouse of Executive, or if none is surviving, then to the personal representative of the estate of Executive. Notwithstanding the foregoing, termination of employment shall not affect the obligations of Executive under Article VI hereof that, pursuant to the express provisions of this Agreement, continue in full force and effect. Upon termination of employment with the Company for any reason, Executive shall promptly deliver to the Company all Company property including without limitation all writings, records, data, memoranda, contracts, orders, sales literature, price lists, client lists, data processing materials, and other documents, whether or not obtained from the Company or any Affiliate, which pertain to or were used by Executive in connection with his employment by the Company or which pertain to any Affiliate, including, but not limited to, Confidential Information, as well as any automobiles, computers or other furniture, fixtures or equipment which were purchased by the Company for Executive or otherwise in Executive's possession or control.

5.02 Automatic Termination. This Agreement shall be automatically terminated upon the first to occur of the following (a) the expiration of this Agreement in accordance with Section

1.01 hereof, (b) the Company's termination pursuant to section 5.03, (c) the Executive's termination pursuant to section 5.04 or (d) the Executive's death.

5.03 By the Company. This Agreement may be terminated by the Company upon written notice to the Executive upon the first to occur of the following:

(a) Disability. Upon the Executive's Disability (as defined herein). The term "Disability" shall mean, in the sole determination of the Company's Board, whose determination shall be final and binding, the reasonable likelihood that the Executive will be unable to perform his duties and responsibilities to the Company by reason of a physical or mental disability or infirmity for either: (i) a continuous period of four months; or (ii) 180 days during any consecutive twelve (12) month period.

(b) Cause. Upon the Executive's commission of Cause (as defined herein). The term "Cause" shall mean the following:

(i) Any violation by Executive of any material provision of this Agreement (including without limitation any violation of any provision of Sections 6.01, 6.02 or 6.03 hereof any and all of which are material in all respects), upon notice of same by the Company describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(i), which breach, if capable of being cured, has not been cured to the Company's sole and absolute satisfaction within 30 days after such notice (except for breaches of any provisions of sections 6.01, 6.02 or 6.03 which are not subject to cure or any notice);

(ii) Embezzlement by Executive of funds or property of the Company;

(iii) Habitual absenteeism, bad faith, fraud, refusal to perform his duties, gross negligence or willful misconduct on the part of Executive in the performance of his duties as an employee of the Company, provided that the Company has given written notice of and an opportunity of not less than 30 days to cure such breach, which notice describes in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(iii), provided that no such notice or opportunity needs to be given if (x) in the judgment of the Company's Board of Directors, such conduct is habitual or would unnecessarily or unreasonably expose the Company to undue risk or harm or (y) one previous notice had already been given under this section or under section (i) above; or

(iv) a felonious act, conviction, or plea of nolo contendere of Executive under the laws of the United States or any state (except for any conviction or plea based on a vicarious liability theory and not the actual conduct of the Executive).

5.04 By the Executive. This Agreement may be terminated by the Executive upon written notice to the Company upon the first to occur of the following:

(a) Change in Control. Within six (6) months after a "Change in Control" (as defined herein) of the Company (unless Executive is not offered a position in the buying or succeeding owner with equal or better economic terms as this Agreement). The term "Change in Control"

shall be deemed to have occurred at such time as (i) any person or entity (or person or entities which are affiliated or acting as a group or otherwise in concert) is or becomes the beneficial owner, directly or indirectly, of securities representing 50% or more of the combined voting power for election of directors of the then outstanding securities of the Company (other than stockholders which own greater than fifty percent (50%) of the stock of the Company as of the effective date of this Agreement); (ii) the shareholders of the Company approve any merger or consolidation as a result of which its membership interests shall be changed, converted, or exchanged (other than a merger with a wholly-owned subsidiary of the Company) or any liquidation of the Company or any sale or other disposition of all or substantially all of the assets or earning power of the Company; or (iii) the shareholders of the Company approve any merger or consolidation to which the Company is a party as a result of which the persons who were members of the Company immediately before the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power for election of directors or the equivalent of the surviving corporation following the effective date of such merger or consolidation; provided, however, that no Change in Control shall be deemed to have occurred as a result of the sale or transfer of membership interests of the Company to an employee benefit plan sponsored by the Company or an affiliate thereof or if the new employer offers to employ the Executive on substantially the same terms and conditions as set forth in this Agreement (except that the Base shall not be reduced below the then-existing Base).

(b) Constructive Termination. Upon the occurrence of a "Constructive Termination" (as defined herein) by the Company. The term "Constructive Termination" shall mean any of the following: any breach by the Company of any material provision of this Agreement, including, without limitation, the assignment to the Executive of duties inconsistent with his position specified in Section 2.01 hereof or any breach by the Company of such Section, which is not cured within 60 days after written notice of same by Executive, describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.04.

(c) Voluntary Termination. Executive's resignation for reasons other than as specified in Section 5.04(a) and (b).

5.05 Consequences of Termination. Upon any termination of Executive's employment with the Company, except for a termination by the Company for Cause as provided in Section 5.03(b) hereof or for a termination by the Executive pursuant to Section 5.04(c) hereof, the Executive shall be entitled to (a) a payment equal to the lesser of (i) two (2) months' or (ii) the length of the remaining term hereof worth of the then-existing Base (the "Severance") and (b) retain the benefits set forth in Article IV for the lesser of (x) two (2) months or (y) the length of the remaining term hereof. The Severance shall be paid, at Company's option, either (x) in a lump sum upon termination with such payments discounted by the U.S. Treasury rate most closely comparable to the applicable time period left in the Agreement or (y) as and when normal payroll payments are made. Executive expressly acknowledges and agrees that the payment of Severance to Executive hereunder shall be liquidated damages for and in full satisfaction of any and all claims Executive may have relating to or arising out of Executive's employment or termination of Executive's employment by the Company or relating to or arising out of this Agreement and the termination thereof, including, without limitation, those causes of action arising under the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §621

et seq., Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §2000e *et seq.,* the Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §12101 *et seq.*, the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. §201 *et seq.,* the Civil Rights Act of April 9, 1866.1 42 U.S.C. §1981 *et seq.,* the National Labor Management Relations Act, 29 U.S.C. §141 *et seq.,* the Occupational Safety and Health Act, 29 U.S.C. §651 *et seq.,* and the Family Medical Leave Act of 1993, 29 U.S.C. §2601 *et seq.* Notwithstanding the foregoing, Executive's right to receive Severance Pay is contingent upon Executive not violating any of his on-going obligations under this Agreement.

5.06 Representations. Executive represents, warrants, and covenants to Company that (a) there is no other agreement or relationship which is binding on him which prevents him from entering into or fully performing under the terms hereof and (b) the Company may contact any past, present, or future entity with whom he has a business relationship and inform such entity of the existence of this Agreement and the terms and conditions set forth herein.

ARTICLE VI
Covenants

6.01 Competition/Solicitation. (a) During the period in which Executive performs services for the Company and for a period of three (3) years after termination of Executive's employment with the Company, regardless of the reason, Executive hereby covenants and agrees that he shall not, directly or indirectly, except in connection with his duties hereunder or otherwise for the sole account and benefit of the Company, whether as a sole proprietor, partner, member, shareholder, employee, director, officer, guarantor, consultant, independent contractor, or in any other capacity as principal or agent, or through any person, subsidiary, affiliate, or employee acting as nominee or agent, except with the consent of the Company:

(i) Conduct or engage in, or be interested in or associated with, any person or entity anywhere in North America (plus any such additional geographical markets to which the Company may have expanded during the course of Executive 's employment) other than the Company and its affiliates which conducts or engages in the Business (plus any such additional product or service markets to which the Company may have expanded during the course of Executive 's employment);

(ii) Solicit, attempt to solicit, or accept business from, or cause to be solicited or have business accepted from, any then-current customers of Company, any persons or entities who were customers of the Company within the 180 days preceding the Termination Date, or any prospective customers of the Company for whom bids were being prepared or had been submitted as of the Termination Date; or

(iii) Induce, or attempt to induce, hire or attempt to hire, or cause to be induced or hired, any employee of the Company, or persons who were employees of the Company within the 180 days preceding the Termination Date, to leave or terminate his or her employment with the Company, or hire or engage as an independent contractor any such employee of the Company.

(b) Notwithstanding the foregoing, Executive shall not be prevented from (i) investing in or owning up to five percent (5%) of the outstanding stock of any corporation engaged in any business provided that such shares are regularly traded on a national securities exchange or in any over-the-counter market or (ii) retaining any shares of stock in any corporation which Executive owned before the date of his employment with the Company.

6.02 Confidential Information. Executive acknowledges that in his employment he is or will be making use of, acquiring, or adding to the Company's confidential information which includes, but is not limited to, memoranda and other materials or records of a proprietary nature; technical information regarding the operations of the Company; and records and policy matters relating to finance, personnel, market research, strategic planning, current and potential customers, lease arrangements, service contracts, management, and operations. Therefore, to protect the Company's confidential information and to protect other employees who depend on the Company for regular employment, Executive agrees that he will not in any way use any of said confidential information except in connection with his employment by the Company, and except in connection with the business of the Company he will not copy, reproduce, or take with him the original or any copies of said confidential information and will not directly or indirectly divulge any of said confidential information to anyone without the prior written consent of the Company.

6.03 Inventions. All discoveries, designs, improvements, ideas, and inventions, whether patentable or not, relating to (or suggested by or resulting from) products, services, or other technology of the Company or any Affiliate or relating to (or suggested by or resulting from) methods or processes used or usable in connection with the business of the Company or any Affiliate that may be conceived, developed, or made by Executive during employment with the Company (hereinafter "Inventions"), either solely or jointly with others, shall automatically become the sole property of the Company or an Affiliate. Executive shall immediately disclose to the Company all such Inventions and shall, without additional compensation, execute all assignments and other documents deemed necessary to perfect the property rights of the Company or any Affiliate therein. These obligations shall continue beyond the termination of Executive's employment with respect to Inventions conceived, developed, or made by Executive during employment with the Company. The provisions of this Section 6 shall not apply to any Invention for which no equipment, supplies, facility, or trade secret information of the Company or any Affiliate is used by Executive and which is developed entirely on Executive's own time, unless (a) such Invention relates (i) to the business of the Company or an Affiliate or (ii) to the actual or demonstrably anticipated research or development of the Company or an Affiliate, or (b) such Invention results from work performed by Executive for the Company.

6.04 Non-Disparagement. For a period commencing on the date hereof and continuing indefinitely, Executive hereby covenants and agrees that he shall not, directly or indirectly, defame, disparage, create false impressions, or otherwise put in a false or bad light the Company, its products or services, its business, reputation, conduct, practices, past or present employees, financial condition or otherwise.

6.05 Blue Penciling. If at the time of enforcement of any provision of this Agreement, a court shall hold that the duration, scope, or area restriction of any provision hereof is

unreasonable under circumstances now or then existing, the parties hereto agree that the maximum duration, scope or area reasonable under the circumstances shall be substituted by the court for the stated duration, scope, or area.

6.06 Remedies. Executive acknowledges that any breach by him of the provisions of this Article VI of this Agreement shall cause irreparable harm to the Company and that a remedy at law for any breach or attempted breach of Article VI of this Agreement will be inadequate, and agrees that the Company shall be entitled to exercise all remedies available to it, including specific performance and injunctive and other equitable relief, without the necessity of posting any bond, in the case of any such breach or attempted breach.

ARTICLE VII
Assignment

7.01 This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and shall relieve the Company of its obligations hereunder if the assignment is pursuant to a Change in Control. Neither this Agreement nor any rights hereunder shall be assignable by Executive and any such purported assignment by him shall be void.

ARTICLE VIII
Entire Agreement

This Agreement constitutes the entire understanding between the Company and Executive concerning his employment by the Company or subsidiaries and supersedes any and all previous agreements between Executive and the Company or any of its affiliates or subsidiaries concerning such employment, and/or any compensation, bonuses or incentives. Each party hereto shall pay its own costs and expenses (including legal fees) except as otherwise expressly provided herein incurred in connection with the preparation, negotiation, and execution of this Agreement. This Agreement may not be changed orally, but only in a written instrument signed by both parties hereto.

ARTICLE IX
Applicable Law; Miscellaneous

9.01 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. All actions brought to interpret or enforce this Agreement shall be brought in federal or state courts located in Nevada.

9.02 Attorneys' Fees. In addition to all other rights and benefits under this Agreement, each party agrees to reimburse the other for, and indemnify and hold harmless such party against, all costs and expenses (including attorney's fees) incurred by such party (whether or not during the term of this Agreement or otherwise), if and to the extent that such party prevails on or is otherwise successful on the merits with respect to any action, claim or dispute relating in any manner to this Agreement or to any termination of this Agreement or in seeking to obtain or enforce any right or benefit provided by or claimed under this Agreement, taking into account the relative fault of each of the parties and any other relevant considerations.

9.03 Indemnification of Executive. The Company shall indemnify and hold harmless Executive to the full extent authorized or permitted by law with respect to any claim, liability, action, or proceeding instituted or threatened against or incurred by Executive or his legal representatives and arising in connection with Executive's conduct or position at any time as a director, officer, employee, or agent of the Company or any subsidiary thereof. The Company shall not change, modify, alter, or in any way limit the existing indemnification and reimbursement provisions relating to and for the benefit of its directors and officers without the prior written consent of the Executive, including any modification or limitation of any directors and officers liability insurance policy.

9.04 Waiver. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a continuing waiver or a waiver of any similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party hereto which are not set forth expressly in this Agreement.

9.05 Unenforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

9.06 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

9.07 Section Headings. The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ENTERTAINMENT ARTS RESEARCH, INC.

By: ______________________________

Name: Joseph Saulter
Its: CEO

____
Jonathan Eubanks ("Executive")

EXHIBIT 10.5

EMPLOYMENT AGREEMENT
William Blakesly

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement") is made and entered into as of August 3, 2009 by and between ENTERTAINMENT ARTS RESEARCH, INC., a Nevada corporation (the "Company"), and BILL BLAKESLEY ("Executive").

RECITALS

The Company owns and operates a business which manufactures and distributes video games (the "Business") to customers throughout North America (the "Territory"). The Company desires to employ Executive, and the Executive desires to accept such employment, on the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual promises set forth in this Agreement the parties hereto agree as follows:

ARTICLE I
Term of Employment

1.01 Subject to the provisions of Article V, and upon the terms and subject to the conditions set forth in this Agreement, the Company will employ Executive for the period beginning on the date first written above (the "Commencement Date") and ending on August 3, 2012 (the "Initial Term"). The Initial Term shall be automatically renewed for up to two (2) successive consecutive one (1) year periods (each, a "Renewal Term" and the Initial Term and Renewal Term are collectively referred to as the "term of employment") thereafter unless either party sends notice to the other party, not more than 270 days and not less than 90 days before the end of the then-existing term of employment, of such party's desire to terminate the Agreement at the end of the then-existing term, in which case this Agreement will terminate at the end of the then-existing term. The parties understand and acknowledge that if Executive remains employed by the Company after the end of the last Renewal Term, then such employment shall be "at-will" unless this Agreement is extended, or different terms are established, by the parties in writing.

ARTICLE II
Duties

2.01(a) During the term of employment, Executive will:

(i) Promote the interests, within the scope of his duties, of the Company and devote his full working time and efforts to the Company's business and affairs;

(ii) Serve as Executive Producer of the Company, reporting directly to the CEO of the Company; and

(iii) Perform the duties and services consistent with the title and function of such office, including without limitation, those as specifically set forth from time to time by the Company's Board of Directors (the "Board").

(b) Notwithstanding anything contained in clause 2.01(a)(i) above to the contrary, nothing contained herein or under law shall be construed as preventing Executive from (i) investing Executive's personal assets in such form or manner as will not require any services on the part of Executive in the operation or the affairs of the companies in which such investments are made and in which his participation is solely that of a passive investor (provided that he, collectively with his family and affiliated interests (or persons constituting a "group" under the federal securities laws) will not exceed 5% of any company's voting securities); and (ii) engaging (not during normal business hours) in any other professional, civic, or philanthropic activities, provided that Executive's investments or engagement does not result in a violation of his covenants under this Section or Article VI hereof and are otherwise disclosed to and approved by the Board in its sole discretion.

ARTICLE III
Base Compensation

3.01 The Company will compensate Executive for the duties performed by him hereunder by payment of a base salary at the rate of One Hundred and Fifty Thousand Dollars ($150,000.00) per annum (the "Base"), payable in equal semi-monthly installments, subject to customary withholding for federal, state, and local taxes and other normal and customary withholding items.

3.02 Bonus. In addition to the Base, the Company (a) shall pay to the Executive a bonus (the "Non-Discretionary Bonus") each year (except pro rated for the first and last years of this Agreement), equal to ten percent (10%) of the then-existing Base, payable between August 1 and August 3 of the following year and (b) may pay to the Executive a bonus (the "Discretionary Bonus") (the Non-Discretionary Bonus and Discretionary Bonus are sometimes collectively referred to as the "Bonus") of any amounts deemed reasonable and appropriate by the Company's Board of Directors based on the quality and nature of the Executive's services and the performance of the Company during such year.

ARTICLE IV
Reimbursement and Employment Benefits

4.01 Health and Other Medical. Executive shall be eligible to participate in all health, medical, dental, and life insurance employee benefits as are available from time to time to other key executive employees (and their families) of the Company, including a Life Insurance Plan, Medical and Dental Insurance Plan, and a Long Term Disability Plan (the "Plans").

4.02 Vacation. Executive shall be entitled to four (4) weeks of vacation, to be taken in such amounts and at such times as shall be mutually convenient for Executive and the Company. Any time not taken by Executive in one year shall be forfeited and not carried forward to subsequent years. Executive shall not be entitled to be reimbursed for any unused vacation or personal time, except as may be required under law.

4.03 Performance Enhancing Items. Executive shall be entitled to receive from the Company an annual car allowance up to Six Thousand Dollars ($6,000) per annum.

4.04 Reimbursable Expenses. The Company shall in accordance with its standard policies in effect from time to time reimburse Executive for all reasonable out-of-pocket expenses actually incurred by him in the conduct of the business of the Company provided that Executive submits all substantiation of such expenses to the Company on a timely basis in accordance with such standard policies.

4.05 Savings Plan. Executive will be eligible to enroll and participate, and be immediately vested in, all Company savings and retirement plans, including any 401(k) plans, as are available from time to time to other key executive employees.

ARTICLE V
Termination

5.01 General Provisions. Except as otherwise provided in this Article V, at such time as Executive's employment is terminated by the Executive or the Company, any and all of the Company's obligations under this Agreement shall terminate, other than the Company's obligation to pay Executive, within thirty (30) days of Executive's termination of employment, the full amount of any unpaid Base and accrued but unpaid benefits, including any vacation pay, earned by Executive pursuant to this Agreement through and including the date of termination and to observe the terms and conditions of any plan or benefit arrangement which, by its terms, survives such termination of Executive's employment. The payments to be made under this Section 5.01 shall be made to Executive, or in the event of Executive's death, to such beneficiary as Executive may designate in writing to the Company for that purpose, or if Executive has not so designated, then to the spouse of Executive, or if none is surviving, then to the personal representative of the estate of Executive. Notwithstanding the foregoing, termination of employment shall not affect the obligations of Executive under Article VI hereof that, pursuant to the express provisions of this Agreement, continue in full force and effect. Upon termination of employment with the Company for any reason, Executive shall promptly deliver to the Company all Company property including without limitation all writings, records, data, memoranda, contracts, orders, sales literature, price lists, client lists, data processing materials, and other documents, whether or not obtained from the Company or any Affiliate, which pertain to or were used by Executive in connection with his employment by the Company or which pertain to any Affiliate, including, but not limited to, Confidential Information, as well as any automobiles, computers or other furniture, fixtures or equipment which were purchased by the Company for Executive or otherwise in Executive's possession or control.

5.02 Automatic Termination. This Agreement shall be automatically terminated upon the first to occur of the following (a) the expiration of this Agreement in accordance with Section 1.01 hereof, (b) the Company's termination pursuant to section 5.03, (c) the Executive's termination pursuant to section 5.04 or (d) the Executive's death.

5.03 By the Company. This Agreement may be terminated by the Company upon written notice to the Executive upon the first to occur of the following:

(a) Disability. Upon the Executive's Disability (as defined herein). The term "Disability" shall mean, in the sole determination of the Company's Board, whose determination shall be final and binding, the reasonable likelihood that the Executive will be unable to perform his duties and responsibilities to the Company by reason of a physical or mental disability or infirmity for either: (i) a continuous period of four months; or (ii) 180 days during any consecutive twelve (12) month period.

(b) Cause. Upon the Executive's commission of Cause (as defined herein). The term "Cause" shall mean the following:

(i) Any violation by Executive of any material provision of this Agreement (including without limitation any violation of any provision of Sections 6.01, 6.02 or 6.03 hereof any and all of which are material in all respects), upon notice of same by the Company describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(i), which breach, if capable of being cured, has not been cured to the Company's sole and absolute satisfaction within 30 days after such notice (except for breaches of any provisions of sections 6.01, 6.02 or 6.03 which are not subject to cure or any notice);

(ii) Embezzlement by Executive of funds or property of the Company;

(iii) Habitual absenteeism, bad faith, fraud, refusal to perform his duties, gross negligence or willful misconduct on the part of Executive in the performance of his duties as an employee of the Company, provided that the Company has given written notice of and an opportunity of not less than 30 days to cure such breach, which notice describes in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.03(b)(iii), provided that no such notice or opportunity needs to be given if (x) in the judgment of the Company's Board of Directors, such conduct is habitual or would unnecessarily or unreasonably expose the Company to undue risk or harm or (y) one previous notice had already been given under this section or under section (i) above; or

(iv) a felonious act, conviction, or plea of nolo contendere of Executive under the laws of the United States or any state (except for any conviction or plea based on a vicarious liability theory and not the actual conduct of the Executive).

5.04 By the Executive. This Agreement may be terminated by the Executive upon written notice to the Company upon the first to occur of the following:

(a) Change in Control. Within six (6) months after a "Change in Control" (as defined herein) of the Company (unless Executive is not offered a position in the buying or succeeding owner with equal or better economic terms as this Agreement). The term "Change in Control" shall be deemed to have occurred at such time as (i) any person or entity (or person or entities which are affiliated or acting as a group or otherwise in concert) is or becomes the beneficial owner, directly or indirectly, of securities representing 50% or more of the combined voting power for election of directors of the then outstanding securities of the Company (other than stockholders which own greater than fifty percent (50%) of the stock of the Company as of the effective date of this Agreement); (ii) the shareholders of the Company approve any merger or consolidation as a result of which its membership interests shall be changed, converted, or exchanged (other than a merger with a wholly-owned subsidiary of the Company) or any liquidation of the Company or any sale or other disposition of all or substantially all of the assets or earning power of the Company; or (iii) the shareholders of the Company approve any merger or consolidation to which the Company is a party as a result of which the persons who were members of the Company immediately before the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power for election of directors or the equivalent of the surviving corporation following the effective date of such merger or consolidation; provided, however, that no Change in Control shall be deemed to have occurred as a result of the sale or transfer of membership interests of the Company to an employee benefit plan sponsored by the Company or an affiliate thereof or if the new employer offers to employ the Executive on substantially the same terms and conditions as set forth in this Agreement (except that the Base shall not be reduced below the then-existing Base).

(b) Constructive Termination. Upon the occurrence of a "Constructive Termination" (as defined herein) by the Company. The term "Constructive Termination" shall mean any of the following: any breach by the Company of any material provision of this Agreement, including, without limitation, the assignment to the Executive of duties inconsistent with his position specified in Section 2.01 hereof or any breach by the Company of such Section, which is not cured within 60 days after written notice of same by Executive, describing in detail the breach asserted and stating that it constitutes notice pursuant to this Section 5.04.

(c) Voluntary Termination. Executive's resignation for reasons other than as specified in Section 5.04(a) and (b).

5.05 Consequences of Termination. Upon any termination of Executive's employment with the Company, except for a termination by the Company for Cause as provided in Section 5.03(b) hereof or for a termination by the Executive pursuant to Section 5.04(c) hereof, the Executive shall be entitled to (a) a payment equal to the lesser of (i) two (2) months' or (ii) the length of the remaining term hereof worth of the then-existing Base (the "Severance") and (b) retain the benefits set forth in Article IV for the lesser of (x) two (2) months or (y) the length of the remaining term hereof. The Severance shall be paid, at Company's option, either (x) in a lump sum upon termination with such payments discounted by the U.S. Treasury rate most closely comparable to the applicable time period left in the Agreement or (y) as and when normal payroll payments are made. Executive expressly acknowledges and agrees that the payment of Severance to Executive hereunder shall be liquidated damages for and in full satisfaction of any and all claims Executive may have relating to or arising out of Executive's employment or termination of Executive's employment by the Company or relating to or arising out of this Agreement and the termination thereof, including, without limitation, those causes of action arising under the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §621 *et seq.,* Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §2000e *et seq.,* the Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §12101 *et seq.*, the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. §201 *et seq.,* the Civil Rights Act of April 9, 1866.1 42 U.S.C. §1981 *et seq.,* the National Labor Management Relations Act, 29 U.S.C. §141 *et seq.,* the Occupational Safety and Health Act, 29 U.S.C. §651 *et seq.,* and the Family Medical

Leave Act of 1993, 29 U.S.C. §2601 *et seq.* Notwithstanding the foregoing, Executive's right to receive Severance Pay is contingent upon Executive not violating any of his on-going obligations under this Agreement.

5.06 Representations. Executive represents, warrants, and covenants to Company that (a) there is no other agreement or relationship which is binding on him which prevents him from entering into or fully performing under the terms hereof and (b) the Company may contact any past, present, or future entity with whom he has a business relationship and inform such entity of the existence of this Agreement and the terms and conditions set forth herein.

ARTICLE VI
Covenants

6.01 Competition/Solicitation. (a) During the period in which Executive performs services for the Company and for a period of three (3) years after termination of Executive's employment with the Company, regardless of the reason, Executive hereby covenants and agrees that he shall not, directly or indirectly, except in connection with his duties hereunder or otherwise for the sole account and benefit of the Company, whether as a sole proprietor, partner, member, shareholder, employee, director, officer, guarantor, consultant, independent contractor, or in any other capacity as principal or agent, or through any person, subsidiary, affiliate, or employee acting as nominee or agent, except with the consent of the Company:

(i) Conduct or engage in, or be interested in or associated with, any person or entity anywhere in North America (plus any such additional geographical markets to which the Company may have expanded during the course of Executive 's employment) other than the Company and its affiliates which conducts or engages in the Business (plus any such additional product or service markets to which the Company may have expanded during the course of Executive 's employment);

(ii) Solicit, attempt to solicit, or accept business from, or cause to be solicited or have business accepted from, any then-current customers of Company, any persons or entities who were customers of the Company within the 180 days preceding the Termination Date, or any prospective customers of the Company for whom bids were being prepared or had been submitted as of the Termination Date; or

(iii) Induce, or attempt to induce, hire or attempt to hire, or cause to be induced or hired, any employee of the Company, or persons who were employees of the Company within the 180 days preceding the Termination Date, to leave or terminate his or her employment with the Company, or hire or engage as an independent contractor any such employee of the Company.

(b) Notwithstanding the foregoing, Executive shall not be prevented from (i) investing in or owning up to five percent (5%) of the outstanding stock of any corporation engaged in any business provided that such shares are regularly traded on a national securities exchange or in any over-the-counter market or (ii) retaining any shares of stock in any corporation which Executive owned before the date of his employment with the Company.

6.02 Confidential Information. Executive acknowledges that in his employment he is or will be making use of, acquiring, or adding to the Company's confidential information which includes, but is not limited to, memoranda and other materials or records of a proprietary nature; technical information regarding the operations of the Company; and records and policy matters relating to finance, personnel, market research, strategic planning, current and potential customers, lease arrangements, service contracts, management, and operations. Therefore, to protect the Company's confidential information and to protect other employees who depend on the Company for regular employment, Executive agrees that he will not in any way use any of said confidential information except in connection with his employment by the Company, and except in connection with the business of the Company he will not copy, reproduce, or take with him the original or any copies of said confidential information and will not directly or indirectly divulge any of said confidential information to anyone without the prior written consent of the Company.

6.03 Inventions. All discoveries, designs, improvements, ideas, and inventions, whether patentable or not, relating to (or suggested by or resulting from) products, services, or other technology of the Company or any Affiliate or relating to (or suggested by or resulting from) methods or processes used or usable in connection with the business of the Company or any Affiliate that may be conceived, developed, or made by Executive during employment with the Company (hereinafter "Inventions"), either solely or jointly with others, shall automatically become the sole property of the Company or an Affiliate. Executive shall immediately disclose to the Company all such Inventions and shall, without additional compensation, execute all assignments and other documents deemed necessary to perfect the property rights of the Company or any Affiliate therein. These obligations shall continue beyond the termination of Executive's employment with respect to Inventions conceived, developed, or made by Executive during employment with the Company. The provisions of this Section 6 shall not apply to any Invention for which no equipment, supplies, facility, or trade secret information of the Company or any Affiliate is used by Executive and which is developed entirely on Executive's own time, unless (a) such Invention relates (i) to the business of the Company or an Affiliate or (ii) to the actual or demonstrably anticipated research or development of the Company or an Affiliate, or (b) such Invention results from work performed by Executive for the Company.

6.04 Non-Disparagement. For a period commencing on the date hereof and continuing indefinitely, Executive hereby covenants and agrees that he shall not, directly or indirectly, defame, disparage, create false impressions, or otherwise put in a false or bad light the Company, its products or services, its business, reputation, conduct, practices, past or present employees, financial condition or otherwise.

6.05 Blue Penciling. If at the time of enforcement of any provision of this Agreement, a court shall hold that the duration, scope, or area restriction of any provision hereof is unreasonable under circumstances now or then existing, the parties hereto agree that the maximum duration, scope or area reasonable under the circumstances shall be substituted by the court for the stated duration, scope, or area.

6.06 Remedies. Executive acknowledges that any breach by him of the provisions of this Article VI of this Agreement shall cause irreparable harm to the Company and that a remedy at law for any breach or attempted breach of Article VI of this Agreement will be inadequate, and agrees that the Company shall be entitled to exercise all remedies available to it, including specific performance and injunctive and other equitable relief, without the necessity of posting any bond, in the case of any such breach or attempted breach.

ARTICLE VII
Assignment

7.01 This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and shall relieve the Company of its obligations hereunder if the assignment is pursuant to a Change in Control. Neither this Agreement nor any rights hereunder shall be assignable by Executive and any such purported assignment by him shall be void.

ARTICLE VIII
Entire Agreement

This Agreement constitutes the entire understanding between the Company and Executive concerning his employment by the Company or subsidiaries and supersedes any and all previous agreements between Executive and the Company or any of its affiliates or subsidiaries concerning such employment, and/or any compensation, bonuses or incentives. Each party hereto shall pay its own costs and expenses (including legal fees) except as otherwise expressly provided herein incurred in connection with the preparation, negotiation, and execution of this Agreement. This Agreement may not be changed orally, but only in a written instrument signed by both parties hereto.

ARTICLE IX
Applicable Law; Miscellaneous

9.01 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada. All actions brought to interpret or enforce this Agreement shall be brought in federal or state courts located in Nevada.

9.02 Attorneys' Fees. In addition to all other rights and benefits under this Agreement, each party agrees to reimburse the other for, and indemnify and hold harmless such party against, all costs and expenses (including attorney's fees) incurred by such party (whether or not during the term of this Agreement or otherwise), if and to the extent that such party prevails on or is otherwise successful on the merits with respect to any action, claim or dispute relating in any manner to this Agreement or to any termination of this Agreement or in seeking to obtain or enforce any right or benefit provided by or claimed under this Agreement, taking into account the relative fault of each of the parties and any other relevant considerations.

9.03 Indemnification of Executive. The Company shall indemnify and hold harmless Executive to the full extent authorized or permitted by law with respect to any claim, liability, action, or proceeding instituted or threatened against or incurred by Executive or his legal representatives and arising in connection with Executive's conduct or position at any time as a director, officer, employee, or agent of the Company or any subsidiary thereof. The Company shall not change, modify, alter, or in any way limit the existing indemnification and reimbursement provisions relating to and for the benefit of its directors and officers without the prior written consent of the Executive, including any modification or limitation of any directors and officers liability insurance policy.

9.04 Waiver. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a continuing waiver or a waiver of any similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party hereto which are not set forth expressly in this Agreement.

9.05 Unenforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

9.06 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

9.07 Section Headings. The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ENTERTAINMENT ARTS RESEARCH, INC.

By: ______________________________

Name: Joseph Saulter
Its: CEO

____
Bill Blakesley ("Executive")

ARTICLES OF INCORPORATION AND AMENDMENTS
BYLAWS AND AMENDMENTS
Since Inception, March 13, 1999

SECRETARY OF STATE


THE GREAT SEAL OF THE STATE OF NEVADA
ALL FOR OUR COUNTRY

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **PROPERTY INVESTORS VENTURES, INC.** did on **MARCH 19, 1999,** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Las Vegas, Nevada, on **MARCH 19, 1999.**


THE GREAT SEAL OF THE STATE OF
NEVADA

Dean Heller

Secretary of State

By Angela Lukowske

Certification Clerk

ARTICLES OF INCORPORATION

OF

PROPERTY INVESTORS' VENTURES, INC.

* * * * *

FIRST

The name of the corporation is PROPERTY INVESTORS' VENTURES, INC.

SECOND

Its principal office in the state of Nevada is located at 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120 The name and address of its resident agent is Pacific Corporate Services, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120.

THIRD

The purpose or purposes for which the corporation is organized:

To engage in and carry on any lawful business activity or trade, and any activities necessary, convenient, or desirable to accomplish such purposes, not forbidden by law or by these articles of incorporation.

FOURTH

The amount of the total authorized capital stock of the corporation is One Thousand Dollars ($1,000.00) consisting of One Hundred Million (100,000,000) shares of common stock of the par value of $0.00001 each.

FIFTH

The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of this corporation.

There will be two initial members of the Board of Directors and their names and addresses are:

To fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and cause to be executed mortgages and liens upon the real and personal property of this corporation.

By resolution passed by a majority of the whole board, to designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the corporation, which, to the extent provided in the resolution or in the bylaws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the bylaws of the corporation or as may be determined from time to time by resolution adopted by the board of directors.

When and as authorized by the affirmative vote of stockholders holding stock entitling them to exercise at least a majority of the voting power given at a stockholders' meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the board of directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions as its board of directors deem expedient and for the best interests of the corporation.

TENTH

Meeting of stockholders may be held outside the State of Nevada, if the bylaws so provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

ELEVENTH

This corporation reserves the right to amend alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

TWELFTH

The corporation shall indemnify its officers, directors, employees and agents to the full extent permitted by the laws of the State of Nevada.

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this 18 day of March, 1999.

CONRAD C. LYSIAK

STATE OF WASHINGTON)
)
COUNTY OF SPOKANE)

On this 18th day of March, 1999, before me, a Notary Public, personally appeared CONRAD C. LYSIAK, who severally acknowledged that he executed the above instrument.

Notary Public, residing in the State of Washington, residing in Spokane.

My Commission Expires:

October 9, 2002

STATE OF NEVADA

ROSS MILLER
Secretary of State



SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

January 13, 2009

Job Number: C20090113-2022
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20090020873-71	Amendment	1 Pages/1 Copies



Respectfully,

ROSS MILLER
Secretary of State

Certified By: Robert Sandberg
Certificate Number: C20090113-2022
You may verify this certificate
online at http://www.nvsos.gov/

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov



Filed in the office of
Ross Miller
Secretary of State
State of Nevada

Document Number
20090020873-71
Filing Date and Time
01/13/2009 1:01 PM
Entity Number
C6626-1999

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Property Investors Ventures, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Paragraph I of the Certificate of Incorporation is being amended to change the name of the corporation to read as follows:

The name of the corporation shall be: Entertainment Arts Research, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)



X By: Joseph Shulter
President

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Correction

(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the **entity** for which correction is being made:

Entertainment Arts Research, Inc.

2. Description of the original document for which correction is being made:

Certificate of Amendment

3. Filing date of the original document for which correction is being made: 1/26/09

4. Description of the inaccuracy or defect.

#3. The vote of stockholders voting in favor of the amendment was erroneously left blank.

5. Correction of the inaccuracy or defect.

#3. majority

6. Signature:



X

Authorized Signature | **Title *** CEO | **Date** 1/26/09

*If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited -liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

STATE OF NEVADA

ROSS MILLER
Secretary of State



SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

May 6, 2009

Job Number: C20090506-1268
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20090392881-42	Amendment	1 Pages/1 Copies



Respectfully,

ROSS MILLER
Secretary of State

Certified By: Angela Warwick
Certificate Number: C20090506-1268
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090392881-42
Ross Miller Secretary of State State of Nevada	Filing Date and Time 05/06/2009 11:07 AM
	Entity Number E0714012008-6

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Entertainment Arts Research Inc. (E0714012008-6)

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE I NAME

The name of the corporation shall be Twilight 22 Studio hereinafter, the "Corporation".

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 100%

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

STATE OF NEVADA

ROSS MILLER
Secretary of State



SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

May 6, 2009

Job Number: C20090506-1317
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20090392962-22	Amendment	4 Pages/1 Copies



Respectfully,



ROSS MILLER
Secretary of State

Certified By: Angela Warwick
Certificate Number: C20090506-1317
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)



Filed in the office of	Document Number 20090392962-22
Ross Miller Secretary of State State of Nevada	Filing Date and Time 05/06/2009 11:17 AM
	Entity Number C6626-1999

USE BLACK INK ONLY - DO NOT HIGHLIGHT ABOVE

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Entertainment Arts Research, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

FOURTH
Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is one hundred twenty five million (125,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.00001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred million (100,000,000) shares.

See attachment.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: majority

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)



X
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected

This form must be accompanied by appropriate fees.

FOURTH

Section 1. *Authorized Shares.* The aggregate number of shares which the Corporation shall have authority to issue is one hundred twenty five million (125,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.00001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred million (100,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is twenty-five million (25,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.

Section 2. *Common Stock.*

(a) *Dividend Rate* Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "**Articles**") or the Nevada Revised Statues (hereinafter, the "**NRS**"), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(b) *Voting Rights.* Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

(c) *Liquidation Rights.* In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) *No Conversion, Redemption, or Preemptive Rights.* The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(c) *Consideration for Shares* The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3. *Preferred Stock*

(a) *Designation.* The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) *Certificate.* Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the NRS.

Section 4. *Non-Assessment of Stock.* The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

STATE OF NEVADA

ROSS MILLER
Secretary of State



SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

August 4, 2009

Job Number: C20090804-0253
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20090594143-97	Amendment	6 Pages/1 Copies



Respectfully,

ROSS MILLER
Secretary of State

Certified By: Greg Devaul
Certificate Number: C20090804-0253
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)



Filed in the office of	Document Number 20090594143-97
Ross Miller Secretary of State State of Nevada	Filing Date and Time 08/04/2009 8:29 AM
	Entity Number C6626-1999

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Entertainment Arts Research, Inc

2. The articles have been amended as follows: (provide article numbers, if available)

FOURTH:

Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is one hundred twenty five million (125,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.00001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred million (100,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is twenty-five million (25,000,000) shares.

See attached.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: majority

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)



X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
(after issuance of stock)

ENTERTAINMENT ARTS RESEARCH, INC.
A NEVADA CORPORATION

We, the undersigned President and Secretary of Entertainment Arts Research, Inc. (the "Corporation"), a Nevada corporation, do certify:

That the shareholders of the Corporation, pursuant to a written consent without a meeting under NRS 78.320 dated July 31, 2009, adopted a resolution to amend the articles of incorporation, as follows:

Article VI shall be amended to read as follows:

FOURTH:

Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is one hundred twenty five million (125,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.00001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred million (100,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is twenty-five million (25,000,000) shares.

The following is a description of the different classes and a statement of the relative rights of the holders of the Common Stock and the Preferred Stock.

Section 2. Common Stock

Common Stock Series A

There shall at all times be at least one series of Common Stock which shall have unlimited voting rights. All Common Stock issued and outstanding as of the date of this Amendment shall be designated for purposes of identification as Common Stock Series A.

Additional Series of Common Stock

(a) Designation. The Board of Directors of the Corporation is authorized at any time and from time to time to provide for the issuance of shares of Common Stock of the Corporation in one or more additional series with such voting power, super, full or limited, or without voting powers, and with such designations, preferences and relative, participating optional or other special rights, and qualifications, limitations or restrictions thereof as are stated and expressed in these Articles of Incorporation, and, to the extent not so stated or expressed, as may be stated and expressed in a resolution or resolutions establishing such series and providing for the issuance thereof adopted by the Board of Directors pursuant to the authority to do so which is hereby expressly vested in it, including, without limiting the generality of the foregoing, the following:

1. the designation and number of shares of each such series;

2. the dividend rate of each such series, the conditions and dates upon which such dividends shall be payable, the preference or relation of such dividends to dividends payable on any other class or classes of capital stock of the Corporation, and whether such dividends shall be cumulative or non-cumulative;

3. whether the shares of each such series shall be subject to redemption by the Corporation, and, if made subject to such redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption;

4. the terms and amount of any sinking or similar fund provided for the purchase or redemption of the shares of each such series;

5. whether the shares of each such series shall be convertible into or exchangeable for shares of capital stock or other securities of the Corporation or of any other corporation, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

6. the extent, if any, to which the holders of the shares of any series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

7. the restrictions and conditions, if any, upon the issue or release of any additional Common Stock ranking on a parity with or prior to such shares as to dividends or upon dissolution;

8. the rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, the Corporation, which rights may be different in the case of voluntary dissolution than the case of involuntary dissolution;

9. whether the shares of the Common Stock Series A stock shall be convertible into or exchangeable for the shares of any such other series of Common Stock and, if provision be made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange; and

10. any other relative rights, preferences or limitations of shares of such series consistent with this Article VI and applicable law.

The powers, preferences and relative, participating, optional and other special rights of each series of Common Stock of the Corporation, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of Common Stock of the Corporation shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative. Except as may otherwise be required by law or those Articles of

Incorporation, the terms of any series of Common Stock may be amended without consent of the holders of any other series of Common Stock or of any class of Preferred Stock of the Corporation.

(b) Certificate. Before the Corporation shall issue any shares of Common Stock of any series aside from Common Stock Series A, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Common Stock of such series, and the number of shares of Common Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the Nevada Revised Statutes ("NRS").

Section 3. Preferred Stock

(a) Designation. The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) Certificate. Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the NRS.

Section 4. Provisions Applicable to All Classes

Liquidation Rights

In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of each series of Preferred Stock shall be entitled to receive, out of the net assets of the Corporation, an amount for each share equal to the amount fixed and determined in accordance with the respective rights and priorities established by the Board of Directors in any resolution or resolutions providing for the issuance of any particular series of Preferred Stock before any of the assets of the Corporation shall be distributed or paid over to holders of any series of Common Stock. After payment in full of said amounts to the holders of Preferred Stock of all series, holders of Common Stock shall be entitled to share in the remaining net assets of the Corporation, in such amount for each share equal to the amount fixed and determined in accordance with the respective rights and priorities of any particular Series of Common Stock established by the Board of Directors in any resolution or resolutions providing for the issuance of any particular series of Common Stock with the balance, if any, distributed on a per share pro-rata basis to the holders of the Common Stock Series A. A merger or consolidation of the Corporation with or into any other corporation or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this paragraph.

Pre-emptive Rights

No stockholder of the Corporation shall, by reason of his holding any shares of any class of the Corporation, have any pre-emptive or preferential right to acquire or subscribe for any treasury or unissued shares of any class of the Corporation now or hereafter to be authorized, or any notes, debentures, bonds, or other securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of the Corporation now or hereafter to be authorized, whether or not the issuance of any such shares, or such notes, debentures, bonds or other securities, would adversely affect the dividends or voting rights of such stockholder, and the Board of Directors of the Corporation may issue shares of any class of this Corporation, or any notes, debentures, bonds or other securities convertible into or carrying rights, options or warrants to subscribe for or acquire shares of any class of the Corporation, without offering any such shares of any class of the Corporation, either in whole or in part, to be existing stockholders of any class of the Corporation.

Consideration for Shares

The Common Stock or Preferred Stock shall be issued for such consideration as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the 'Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable. The Articles shall not be amended in this particular.

Stock Rights and Options

The Board of Directors of the Corporation shall have the power to create and issue rights, warrants or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes upon such terms and conditions and at such times and places as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive."

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 72,902,960 of Common Stock Series A. The foregoing amendment has been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

Dated: 31st day of July 2009



Secretary of the Board



Joseph Sauter, CEO

STATE OF NEVADA

ROSS MILLER
Secretary of State



SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

September 22, 2009

Job Number: C20090922-2288
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20090694923-54	Amendment	1 Pages/1 Copies



Respectfully,

ROSS MILLER
Secretary of State

Certified By: Stacey Roter
Certificate Number: C20090922-2288
You may verify this certificate online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090694923-54
Ross Miller Secretary of State State of Nevada	Filing Date and Time 09/22/2009 11:26 AM
	Entity Number C6626-1999

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Entertainment Arts Research, Inc

2. The articles have been amended as follows: (provide article numbers, if available)

FOURTH:
Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is one hundred fifty million (150,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.00001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is one hundred million (100,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is fifty million (50,000,000) shares.

See attached.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: majority

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

BYLAWS

OF

PROPERTY INVESTOR'S VENTURES, INC.

I. SHAREHOLDER'S MEETING.

01. Annual Meetings.

The annual meeting of the shareholders of this Corporation, for the purpose of election of the Directors and for such other business as may come before it, shall be held at the registered office of the Corporation, or such other places, either within or without the State of Nevada, as may be designated by the notice of the meeting, on the third week in March of each and every year, at 1:00 p.m., commencing in 2000, but in case such day shall be a legal holiday, the meeting shall be held at the same hour and place on the next succeeding day not a holiday.

02. Special Meetings.

Special meetings of the shareholders of this Corporation may be called at any time by the holders of ten percent (10%) of the voting shares of this Corporation, or by the President, or by the Board of Directors or a majority thereof. No business shall be transacted at any special meeting of shareholders except as is specified in the notice calling for said meeting. The Board of Directors may designate any place, either within or without the State of Nevada, as the place of any meeting called by the President or the Board of Directors, and special meetings called at the request of shareholders shall be held at such place in the State of Nevada, as may be determined by the Board of Directors and placed in the notice of such meetings.

03. Notice of Meeting.

Written notice of annual or special meetings of the shareholders stating place, day, and hour of the meeting and, in the cases of a special meeting, the purpose or purposes for which the meeting is called shall be given by the secretary or persons authorized to call the meeting to each shareholder of record entitled to vote at the meeting. Such notice shall be given not less than ten (10) nor more that fifty (50) days prior to the date of the meeting, and such notice shall be deemed to be delivered when despoiled in the United States mail addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation.

.04 Waiver of Notice.

Notice of the time, place, and purpose of any meeting may be waived in writing and will be waived by any shareholder by his/her attendance thereat in person or by proxy. Any shareholder so waiving shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

.05 Quorum and Adjourned Meetings.

A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. A majority of the shares represented at a meeting, even if less than a quorum, may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

.06 Proxies.

At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his/her duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

.07 Voting of Shares.

Except as otherwise provided in the Articles of Incorporation or in these Bylaws, every shareholder of record shall have the right at every shareholder's meeting to one (1) vote for every share standing in his/her name on the books of the Corporation, and the affirmative vote of a majority of the shares represented at a meeting and entitled to vote thereat shall be necessary for the adoption of a motion or for the determination of all questions and business which shall come before the meeting.

II. DIRECTORS.

.01 General Powers.

The business and affairs of the Corporation shall be managed by its Board of Directors.

.02 **Number, Tenure and Qualifications.**

The number of Directors of the Corporation shall be not less than one nor more than five. Each Director shall hold office until the next annual meeting of shareholders and until his/her successor shall have been elected and qualified. Directors need not be residents of the State of Nevada or shareholders of the Corporation.

.03 **Election.**

The Directors shall be elected by the shareholders at their annual meeting each year; and if, for any cause the Directors shall not have been elected at an annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by these Bylaws.

.04 Vacancies.

In case of any vacancy in the Board of Directors, the remaining Director, whether constituting a quorum or not, may elect a successor to hold office for the unexpired portion of the terms of the Director whose place shall be vacant, and until his/her successor shall have been duly elected and qualified.

.05 **Resignation.**

Any Director may resign at any time by delivering written notice to the secretary of the Corporation.

.06 Meetings.

At any annual, special or regular meeting of the Board of Directors, any business may be transacted, and the Board may exercise all of its powers. Any such annual, special or regular meeting of the Board of Directors of the Corporation may be held outside of the State of Nevada, and any member or members of the Board of Directors of the Corporation may participate in any such meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time; the participation by such means shall constitute presence in person at such meeting.

A. Annual Meeting of Directors.

Annual meetings of the Board of Directors shall be held immediately after the annual shareholders' meeting or at such time and place as may be determined by the Directors. No notice of the annual meeting of the Board of Directors shall be necessary.

B. Special Meetings.

Special meetings of the Directors shall be called at any time and place upon the call of the president or any Director. Notice of the time and place of each special meeting shall be given by the secretary, or the persons calling the meeting, by mail, radio, telegram, or by personal communication by telephone or otherwise at least one (1) day in advance of the time of the meeting. The purpose of the meeting need not be given in the notice. Notice of any special meeting may be waived in writing or by telegram (either before or after such meeting) and will be waived by any Director in attendance at such meeting.

C. Regular Meetings of Directors.

Regular meetings of the Board of Directors shall be held at such place and on such day and hour as shall from time to time be fixed by resolution of the Board of Directors. No notice of regular meetings of the Board of Directors shall be necessary.

.07 Quorum and Voting.

A majority of the Directors presently in office shall constitute a quorum for all purposes, but a lesser number may adjourn any meeting, and the meeting may be held as adjourned without further notice. At each meeting of the Board at which a quorum is present, the act of a majority of the Directors present at the meeting shall be the act of the Board of Directors. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum.

.08 Compensation.

By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

.09 Presumption of Assent.

A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her dissent shall be entered in the minutes of the meeting or unless he/she shall file his/her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

.10 Executive and Other Committees.

The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one of more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, but no such committee shall have the authority of the Board of Directors, in reference to amending the Articles of Incorporation, adoption a plan of merger or consolidation, recommending to the shareholders the sale, lease, exchange, or other disposition of all of substantially all the property and assets of the dissolution of the Corporation or a revocation thereof, designation of any such committee and the delegation thereto of authority shall not operate to relieve any member of the Board of Directors of any responsibility imposed by law.

.11 Chairman of Board of Directors.

The Board of Directors may, in its discretion, elect a chairman of the Board of Directors from its members; and, if a chairman has been elected, he/she shall, when present, preside at all meetings of the Board of Directors and the shareholders and shall have such other powers as the Board may prescribe.

.12 Removal.

Directors may be removed from office with or without cause by a vote of shareholders holding a majority of the shares entitled to vote at an election of Directors.

III. ACTIONS BY WRITTEN CONSENT.

Any corporate action required by the Articles of Incorporation, Bylaws, or the laws under which this Corporation is formed, to be voted upon or approved at a duly called meeting of the Directors or shareholders may be accomplished without a meeting if a written memorandum of the respective Directors or shareholders, setting forth the action so taken, shall be signed by all the Directors or shareholders, as the case may be.

IV. OFFICERS.

.01 Officers Designated.

The Officers of the Corporation shall be a president, one or more vice presidents (the number thereof to be determined by the Board of Directors), a secretary and a treasurer, each of whom shall be elected by the Board of Directors. Such other Officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any Officer may be held by the same person, except that in the event that the Corporation shall have more than one director, the offices of president and secretary shall be held by different persons.

.02 Election, Qualification and Term of Office.

Each of the Officers shall be elected by the Board of Directors. None of said Officers except the president need be a Director, but a vice president who is not a Director cannot succeed to or fill the office of president. The Officers shall be elected by the Board of Directors. Except as hereinafter provide, each of said Officers shall hold office from the date of his/her election until the next annual meeting of the Board of Directors and until his/her successor shall have been duly elected and qualified.

.03 Powers and Duties.

The powers and duties of the respective corporate Officers shall be as follows:

A. President.

The president shall be the chief executive Officer of the Corporation and, subject to the direction and control of the Board of Directors, shall have general charge and supervision over its property, business, and affairs. He/she shall, unless a Chairman of the Board of Directors has been elected and is present, preside at meetings of the shareholders and the Board of Directors.

B. Vice President.

In the absence of the president or his/her inability to act, the senior vice president shall act in his place and stead and shall have all the powers and authority of the president, except as limited by resolution of the Board of Directors.

C. Secretary.

The secretary shall:

1. Keep the minutes of the shareholder's and of the Board of Directors meetings in one or more books provided for that purpose;

2. See that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

3. Be custodian of the corporate records and of the seal of the Corporation and affix the seal of the Corporation to all documents as may be required;

4. Keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder;

5. Sign with the president, or a vice president, certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;

6. Have general charge of the stock transfer books of the corporation; and,

7. In general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him/her by the president or by the Board of Directors.

D. Treasurer.

Subject to the direction and control of the Board of Directors, the treasurer shall have the custody, control and disposition of the funds and securities of the Corporation and shall account for the same; and, at the expiration of his/her term of office, he/she shall turn over to his/her successor all property of the Corporation in his/her possession.

E. Assistant Secretaries and Assistant Treasurers.

The assistant secretaries, when authorized by the Board of Directors, may sign with the president or a vice president certificates for shares of the Corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The assistant treasurers shall, respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the Board of Directors.

.04 Removal.

The Board of Directors shall have the right to remove any Officer whenever in its judgment the best interest of the Corporation will be served thereby.

.05 Vacancies.

The Board of Directors shall fill any office which becomes vacant with a successor who shall hold office for the unexpired term and until his/her successor shall have been duly elected and qualified.

.06 Salaries.

The salaries of all Officers of the Corporation shall be fixed by the Board of Directors.

V. SHARE CERTIFICATES

.01 Form and Execution of Certificates.

Certificates for shares of the Corporation shall be in such form as is consistent with the provisions of the Corporation laws of the State of Nevada. They shall be signed by the president and by the secretary, and the seal of the Corporation shall be affixed thereto. Certificates may be issued for fractional shares.

.02 Transfers.

Shares may be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificates or by a written power of attorney to assign and transfer the same signed by the record holder of the certificate. Except as otherwise specifically provided in these Bylaws, no shares shall be transferred on the books of the Corporation until the outstanding certificate therefor has been surrendered to the Corporation.

.03 Loss or Destruction of Certificates.

In case of loss or destruction of any certificate of shares, another may be issued in its place upon proof of such loss or destruction and upon the giving of a satisfactory bond of indemnity to the Corporation. A new certificate may be issued without requiring any bond, when in the judgment of the Board of Directors it is proper to do so.

VI. BOOKS AND RECORDS.

.01 Books of Accounts, Minutes and Share Register.

The Corporation shall keep complete books and records of accounts and minutes of the proceedings of the Board of Directors and shareholders and shall keep at its registered office, principal place of business, or at the office of its transfer agent or registrar a share register giving the names of the shareholders in alphabetical order and showing their respective addresses and the number of shares held by each.

.02 Copies of Resolutions.

Any person dealing with the Corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the Board of Directors or shareholders, when certified by the president or secretary.

VII. CORPORATE SEAL.

The following is an impression of the corporate seal of this Corporation:

VIII. LOANS.

Generally, no loans shall be made by the Corporation to its Officers or Directors, unless first approved by the holder of two-third of the voting shares, and no loans shall be made by the Corporation secured by its shares. Loans shall be permitted to be made to Officers, Directors and employees of the Company for moving expenses, including the cost of procuring housing. Such loans shall be limited to $25,000.00 per individual upon unanimous consent of the Board of Directors.

IX. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

.01 Indemnification.

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action proceeding, had reasonable cause to believe that such person's conduct was unlawful.

.02 Derivative Action

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in the Corporation's favor by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) and amount paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to amounts paid in settlement, the settlement of the suit or action was in the best interests of the Corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the Corporation unless and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. The termination of any action or suit by judgment or settlement shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation.

.03 Successful Defense.

To the extent that a Director, Trustee, Officer, employee or Agent of the Corporation has been successful on the merits or otherwise, in whole or in part in defense of any action, suit or proceeding referred to in Paragraphs .01 and .02 above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

.04 Authorization.

Any indemnification under Paragraphs .01 and .02 above (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Trustee, Officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Paragraphs .01 and .02 above. Such determination shall be made (a) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (b) is such a quorum is not obtainable, by a majority vote of the Directors who were not parties to such action, suit or proceeding, or (c) by independent legal counsel (selected by one or more of the Directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (d) by the Shareholders. Anyone making such a determination under this Paragraph .04 may determine that a person has met the standards therein set forth as to some claims, issues or matters but not as to others, and may reasonably prorate amounts to be paid as indemnification.

.05 Advances.

Expenses incurred in defending civil or criminal action, suit or proceeding shall be paid by the Corporation, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Paragraph .04 above upon receipt of an undertaking by or on behalf of the Director, Trustee, Officer, employee or agent to repay such amount unless it shall ultimately be by the Corporation is authorized in this Section.

.06 Nonexclusivity.

The indemnification provided in this Section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Trustee, Officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

.07 Insurance.

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability assessed against such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability.

.08 "Corporation" Defined.

For purposes of this Section, references to the "Corporation" shall include, in addition to the Corporation, an constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its Directors, Trustees, Officers, employees or agents, so that any person who is or was a Director, Trustee, Officer, employee or agent of such constituent corporation or of any entity a majority of the voting stock of which is owned by such constituent corporation or is or was serving at the request of such constituent corporation as a Director, Trustee, Officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving Corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

X. AMENDMENT OF BYLAWS.

.01 By the Shareholders.

These Bylaws may be amended, altered, or repealed at any regular or special meeting of the shareholders if notice of the proposed alteration or amendment is contained in the notice of the meeting.

.02 By the Board of Directors.

These Bylaws may be amended, altered, or repealed by the affirmative vote of a majority of the entire Board of Directors at any regular or special meeting of the Board.

XI. FISCAL YEAR.

The fiscal year of the Corporation shall be set by resolution of the Board of Directors.

XII. RULES OF ORDER.

The rules contained in the most recent edition of Robert's Rules or Order, Newly Revised, shall govern all meetings of shareholders and Directors where those rules are not inconsistent with the Articles of Incorporation, Bylaws, or special rules or order of the Corporation.

XIII. REIMBURSEMENT OF DISALLOWED EXPENSES.

If any salary, payment, reimbursement, employee fringe benefit, expense allowance payment, or other expense incurred by the Corporation for the benefit of an employee is disallowed in whole or in part as a deductible expense of the Corporation for Federal Income Tax purposes, the employee shall reimburse the Corporation, upon notice and demand, to the full extent of the disallowance. This legally enforceable obligation is in accordance with the provisions of Revenue Ruling 69-115, 1969-1 C.B. 50, and is for the purpose of entitling such employee to a business expense deduction for the taxable year in which the repayment is made to the Corporation. In this manner, the Corporation shall be protected from having to bear the entire burden of disallowed expense items.